Form 20-F
period 2022-12-31
Mobilicom Ltd
filed 2023-03-30
CIK 1898643

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41427

MOBILICOM LIMITED

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Australia	1 Rakefet Street, Shoham, Israel 6083705 +61 3 8630 3321
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Liad Gelfer

Director of Finance

1 Rakefet Street, Shoham, Israel 6083705

Tel: +61 3 8630 3321

Email: Liad.Gelfer@mobilicom.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
American Depositary Shares, each representing 275 ordinary shares, no par value	MOB	Nasdaq Capital Market
Warrants to purchase American Depositary Shares, no par value	MOBBW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 1,331,279,665 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months. Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company. Yes ☐ No ☒

i

INTRODUCTION

Unless otherwise indicated or the context implies otherwise references in this Annual Report on Form 20-F to “we,” “us,” “our” or “Mobilicom” refers to Mobilicom Limited, an Australian corporation, and to Mobilicom Ltd., our Israeli subsidiary. All references to “shares” or “ordinary shares” refer to our ordinary shares. All references to “ADSs” refers to American Depositary Shares, each of which represents 275 ordinary shares; and “ADRs” refers to American Depositary Receipts, which evidence ADSs.

Our reporting and functional currency is the Australian dollar. Our Israeli subsidiary’s functional currency is the Israeli New Shekel, or NIS. Solely for the convenience of the reader, this Annual Report on Form 20-F contains translations of some Australian dollar amounts into U.S. dollars at specified rates on the date indicated. No representation is made that the Australian dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars at such rate.

Unless otherwise noted, all industry and market data in this Annual Report on Form 20-F, including information provided by independent industry analysts, is presented in U.S. dollars. Unless otherwise noted, all other financial and other data related to Mobilicom Limited in this Annual Report on Form 20-F is presented in Australian dollars. All references to “$” (other than in our audited and unaudited consolidated financial statements) or “US$” in this Annual Report on Form 20-F refer to U.S. dollars. All references to “AUD$” or “AUD” in this Annual Report on Form 20-F mean Australian dollars. All references to “NIS” in this Annual Report on Form 20-F mean Israeli New Shekels.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year.

Unless otherwise indicated, the consolidated financial statements and related notes included in this Annual Report on Form 20-F have been prepared in accordance with International Accounting Standards (IAS) and also comply with International Financial Reporting Standards, or IFRS, and interpretations issued by the International Accounting Standards Board, or IASB, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States, or GAAP.

Certain figures included in this Annual Report on Form 20-F have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

EMERGING GROWTH COMPANY STATUS

We qualify as an “emerging growth company,” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or JOBS Act, and we may take advantage of certain exemptions, including exemptions from various reporting requirements that are otherwise applicable to public traded entities that do not qualify as emerging growth companies. These exemptions include:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; and

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis).

We will remain an emerging growth company until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.235 billion; (ii) the last day of the fiscal year following the fifth anniversary of the date of our initial public offering (i.e., December 31, 2027); (iii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the aggregate worldwide market value of our ordinary shares, including ordinary shares represented by warrants, held by non-affiliates is at least $700 million as of the last business day of our most recently completed second fiscal quarter; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during any three-year period.

TRADEMARKS

MOBILICOM and our other registered or common law trademarks, trade names or service marks appearing in this Annual Report on Form 20-F are owned by us. Solely for convenience, trademarks and trade names referred to in this Annual Report on Form 20-F appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this Annual Report on Form 20-F is the property of its respective holder.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this Annual Report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to implement our growth strategies;

●	our competitive advantages;

●	the development of new products and services;

●	our ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	our ability to maintain our software licenses and product certifications;

●	general market, political, and economic conditions in the countries in which we operate;

●	our ability to maintain good business relationships with our customers, suppliers and other strategic partners;

●	our ability to protect intellectual property;

●	our ability to retain key personnel;

●	the absence of material adverse changes in the industry or global economy, including as a result of the COVID-19 pandemic; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this Annual Report on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this annual report on Form 20-F are made as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this Annual Report on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

v

MARKET, INDUSTRY AND OTHER DATA

This Annual Report on Form 20-F includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we are responsible for all of the disclosures contained in this Annual Report on Form 20-F, including such statistical, market and industry data, we have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. In addition, while we believe the market opportunity information included in this Annual Report on Form 20-F is generally reliable and is based on reasonable assumptions, such data involves risks and uncertainties, including those discussed under the heading “Risk Factors.”

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

You should carefully consider the risks described below, together with all of the other information in this Annual Report on Form 20-F. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, that we believe are relevant to an investment in our securities. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us. If any of these risks materialize our business, results of operations or financial condition could suffer, and the price of our ordinary shares could decline substantially.

Summary Risk Factors

Investing in our securities entails a high degree of risk as more fully described herein. You should carefully consider the risks described under the “Risk Factors” section beginning on page 4. Some of these risks include but are not limited to:

Risks Related to Our Financial Condition

●	We have a history of losses.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

●	Shortfalls in available external research and development funding could adversely affect us.

●	We may not accurately forecast revenues, profitability and appropriately plan our expenses.

●	Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

●	We have recently commenced marketing of our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Risks Related to Our Business and Industry

●	We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce our profitability and may never result in revenue to us.

●	The COVID-19 pandemic had some negative effect on our business, operations and financial performance, and similar global health crises could have a negative effect on our business, operations and future financial performance.

●	We will be affected by operational risks and may not be adequately insured for certain risks.

●	The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products and technologies obsolete.

●	Failure to obtain necessary regulatory approvals may prevent us from selling our hardware products.

●	We could be prohibited from shipping our products to certain countries if we are unable to obtain Israeli or US government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business.

●	Our inability to retain management and key employees could impair our future success.

●	A significant growth in the number of personnel would place a strain upon our management and resources.

●	We are subject to the risks associated with foreign operations in other countries.

●	If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

●	Our products may be subject to the recall or return.

●	If we release defective products or services, our operating results could suffer.

●	Our products and services are complex and could have unknown defects or errors, which may give rise to legal claims against us, diminish our brand or divert our resources from other purposes.

●	We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions penalties and delayed sales.

●	Negative customer perception regarding our products could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows.

●	If we fail to successfully promote our product and brand, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

●	We may be subject to cybersecurity attacks or electronic communication security risks.

●	Our senior management team has limited experience managing a public company listed on a U.S. exchange, and regulatory compliance may divert its attention from the day-to-day management of our business

●	Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our ADSs.

●	If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements would be impaired, which could adversely affect our operating results, our ability to operate our business and our stock price.

●	We are subject to certain Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Risks Related to our Intellectual Property

●	If we fail to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Israeli Law and our Operations in Israel

●	Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

●	We received Israeli government grants, from the Israeli Innovation Authorization, or IIA, for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received.

●	We may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984, or R&D Law.

Risks Related to our ADSs

●	The market price and trading volume of our ADSs may be volatile and may be affected by economic conditions beyond our control.

●	An active trading market for our ADSs may not develop or be liquid enough for you to sell your ADSs quickly or at market price.

●	You may be subject to limitations on transfer of our ADSs.

●	As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may afford less protection to holders of our ADSs.

●	As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

●	We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of our ADSs and result in a less active trading market for our ADSs.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

●	ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

●	If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

●	Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

These and other risks described in this Annual Report on Form 20-F could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our ADSs to decline and could result in a loss of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of losses.

We have incurred net losses since our inception on February 2, 2017. Our net losses were AUD$341,000 (approximately $232,000) and AUD$2.7 million for the fiscal years ended December 31, 2022 and 2021 respectively. We cannot assure that we can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. We expect that our operating expenses will increase as we grow our business, including expending substantial resources for research, development, sales and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will need to invest significant time and require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to production and manufacturing costs (which are dependent on the costs of mechanical and electronic components of our products), research and development activities, sales activities including compensation for salespersons, development of additional software and hardware products for our current smart solution offerings, and marketing costs related to expansion into the government and commercial drone and robotics markets in the United States and Europe.

Shortfalls in available external research and development funding could adversely affect us.

We depend on our research and development activities to develop the core technologies used in our cybersecurity and smart solutions and for the research and development of our future products. A portion of our research and development activities depends on funding from the IIA; in the future, we may seek additional funding from the IIA and other governmental organizations. These government organizations’ spending levels can be impacted by a number of variables, including general economic conditions, specific companies’ financial performance and competition for Israeli government funding with other Israeli government-sponsored programs in the budget formulation and appropriation processes. Any reductions in available research and development funding could harm our business, financial condition and operating results.

We may not accurately forecast revenues, profitability and appropriately plan our expenses.

We base our current and future expense levels on our operating forecasts and estimates of future income and operating results. Income and operating results are difficult to forecast because they generally depend on the volume sales and timing, which are uncertain. Additionally, our business is affected by general economic and business conditions around the world. A softening in income, whether caused by changes in customer preferences in the drones and robotics platform markets, or a weakening in global economies, may result in decreased net revenue levels, and we may be unable to adjust our expenses in a timely manner to compensate for any unexpected shortfall in income. This inability could cause our (loss)/income after tax in a given quarter to be (higher)/lower than expected. We also make certain assumptions when forecasting the amount of expense we expect related to our share-based payments, which includes the expected volatility of our share price, and the expected life of share options granted. These assumptions are partly based on historical results. If actual results differ from our estimates, our operating results in a given period may be lower than expected.

Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

Our reporting and functional currency is the Australian Dollar. Our Israeli subsidiary’s functional currency is the NIS. Our key expenses and revenues are currently primarily payable in NIS and US$. Certain amounts of our revenues and expenses are also in Euros. In addition, our recent equity raises were received in US$ and AUD, and our research and development support program and grants are received in NIS.

As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and revenues in U.S. dollars, and potential cash flow shortage. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

We have recently commenced marketing of our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Historically our revenues have been derived from the sales of our hardware products. We have recently commenced selling cloud based software and cybersecurity solutions. As our cloud based software and cybersecurity solutions are newly released, we have not definitely determined the sales model for how we plan to market and sell these products. Forecasting our revenues and profitability for these product offerings is inherently uncertain and volatile. Our actual revenues and profits for these new products may be significantly less than our forecasts. Additionally, the new business models could fail for one or more of our products and/or services, resulting in the loss our investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

Risks Related to Our Business and Industry

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce its profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, expansion in current markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new products for cybersecurity and cloud-based software and enhance our existing products and technology. Because we account for research and development costs as operating expenses, these expenditures will adversely affect our earnings in the future. Further, our research and development programs may not produce successful results, and our new products and services may not achieve market acceptance, create any additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

The COVID-19 pandemic had some negative effects on our business, operations and financial performance, and similar global health crises could have a negative effect on our business, operations and future financial performance.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, that started in Wuhan, China spread around the globe. Many countries around the world, including Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. While we have resumed normal operations at this point, it is not possible at this time to estimate the full impact that the COVID-19 pandemic could have on our operations, as the impact will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

The electronics components shortage crisis, a unique result of the COVID-19 pandemic, negatively affected our market segment by increased delivery lead time and increased purchase prices of components used under certain of our products, which resulted in delay in delivery time of our products to our customers and had negative effect on our revenues and profitability. Further, delivery times and purchase prices were affected by reductions in workforces, reductions in workers’ salaries and/or benefits, and other human resources related issues.

Due to the worldwide COVID-19 outbreak, other material uncertainties may come into existence that could materially and adversely affect us, our sales, could increase the time it takes to receive payments from customers, the sales cycle and increase collections efforts. We cannot accurately predict the future impact COVID-19 may have on, among others, the: (i) manufacturing and assembly costs, availability of production facilities, and length of production time, which affects our ability to timely deliver our products, (ii) demand for drone systems and services, (iii) severity and the length of potential measures taken by governments to manage the spread of the virus and their effect on labor availability and supply lines, (iv) availability of essential supplies, (v) purchasing power of the NIS, Australian dollar, and US dollar, or (vi) our ability to obtain necessary financing. It is not possible to reliably estimate the length and severity of these developments and the impact on our future financial results and condition.

We will be affected by operational risks and may not be adequately insured for certain risks.

We will be affected by a number of operational risks and we may not be adequately insured for certain risks, including: product liability litigation, as we do not have product liability insurance; labor disputes; further workforce reductions; catastrophic accidents; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; cyber-attacks and ransom requests; natural phenomena, such as inclement weather conditions, floods, earthquakes and ground movements. There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, our technologies, personal injury or death, environmental damage, adverse impacts on our operation, costs, monetary losses, potential legal liability and adverse governmental action, any of which could have an adverse impact on our future cash flows, earnings and financial condition. Also, we may be subject to or affected by liability or sustain loss for certain risks and hazards against which we cannot insure or which we may elect not to insure because of the cost. This lack of insurance coverage could have an adverse impact on our future cash flows, earnings, results of operations and financial condition.

We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

Our cybersecurity, smart solutions and services are sold in rapidly evolving markets. The commercial drones and robotics market is in early stages of customer adoption. Accordingly, our business and future prospects may be difficult to evaluate. We cannot accurately predict the extent to which demand for our products and services will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

●	generate sufficient revenue to reach and maintain profitability;

●	acquire and maintain market share;

●	achieve or manage growth in operations;

●	develop and renew contracts;

●	attract and retain research and engineering personal and other highly-qualified personnel;

●	successfully develop and commercially market new products and services;

●	adapt to new or changing policies and spending priorities of governments and commercial enterprises; and

●	access additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations and financial condition would be materially harmed.

We operate in a competitive market.

We face competition from companies such as Silvus, DTC, Persistent Systems,  Creao, UXV Technologies, Skygrid and others and new competitors will continue to emerge throughout the world. Services offered by our competitors may take a larger share of our customers’ spending than anticipated, which could cause revenue generated from our products to fall below expectations. It is expected that competition in these markets will intensify

If our competitors develop and market more successful products or offer competitive products at lower price points, or if we do not produce consistently high-quality and well-received products our revenues, margins, and profitability will decline.

Our ability to compete effectively will depend on, among other things, our pricing of products and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and any potential resale or distribution channels, and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our customers. Examples include but are not limited to competition from other companies in our industry as well as providers of hardware and software technology components to the industry.

The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products and technologies obsolete.

Continuing technological changes in the market for our products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new technologies, innovations, capabilities and enhancements to our existing product and service offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer products. Delays in introducing new products, technologies and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors’ products.

If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

Failure to obtain necessary regulatory approvals from the United States Federal Communication Commission, or FCC, the European Telecommunications Standards Institute, or ETSI, Japan’s Telecom Engineering Center, or Telec, or other governmental agencies or the inability to obtain CE certification from the European Commission or certifications from various environmental organizations, electronics laboratories, software inspections organization, or aviation or vehicles and robotics authorities may prevent us from selling our hardware products.

The FCC, ETSI, Telec and other regulatory organization worldwide are responsible for establishing, managing, and developing safety and operation standards and regulations for electronics equipment usage in commercial and government market segments.

Failure to obtain necessary regulatory approvals from the FCC, ETSI and other regulatory organization worldwide may prevent us from marketing, demonstrating and selling our products in North America, Europe and other global markets which could have an adverse impact on our business, prospects, results of operations and financial condition.

Aviation, vehicular, government and militaries organizations and enterprises set certification standards and requirements for the use of products within their systems or organizations. Some of these requirements are based on internal testing and certification processes and other may requires formal verification and testing laboratories to ensure that products meet those requirements. Failure to pass such testing procedures or obtain necessary laboratories certificates or approval may prevent our products from being chosen, integrated, and sold to or used by government and enterprises customers, which could have an adverse impact on our business, prospects, results of operations and financial condition.

We may be prohibited from shipping our products to certain countries if we are unable to obtain certain governmental authorizations.

We may be prohibited from shipping our products to certain countries if we are unable to obtain certain governmental authorizations required to comply with Israeli laws regulating the export of our products from Israel and U.S. federal regulation regulating the export of our products from the United States or Israel. The export regulations and the governing policies applicable to our business are subject to change. In some cases, explicit authorization from the U.S. or Israeli government may be needed to export our products. We have received International Traffic in Arms Regulations, or ITAR, and Civilian Jurisdictions, or CJ, certifications to allow exports from the United States, and, when exporting to certain countries from Israel, the Defense Export Controls Association, or DECA, regulations may apply, even though to date the DECA has determined that these regulations do not apply to our currently sold products. We cannot provide assurance that such export authorizations will be available in the future for our existing and newly developed products. Compliance with these laws has not significantly limited our operations or sales in the recent past, but could significantly limit them in the future. If and when our operations expand into other markets, we may have to comply with other governments’ regulations regarding the export of our products. Non-compliance with applicable export regulations could potentially expose us to fines, penalties and sanctions. If we cannot obtain required government approvals under applicable regulations, we may not be able to sell our products in certain international jurisdictions, which could adversely affect our financial condition and results of operations.

We may be subject to the risks associated with future acquisitions or strategic partnerships, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

As part of our overall business strategy, we may in the future pursue select strategic acquisitions or strategic partnership that would provide additional product or service offerings, additional industry expertise, and a stronger industry presence in both existing and new jurisdictions. As of the date of this Annual Report on Form 20-F we have no such agreement or understanding. Any such future acquisitions or strategic partnership, if completed, may expose us to additional potential risks, including risks associated with:

●	increased operating expenses and cash requirements;

●	the assumption of additional indebtedness or contingent liabilities;

●	the issuance of our equity securities;

●	assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;

●	the diversion of our management’s attention from our existing product programs and initiatives in pursuing such a strategic merger or acquisition;

●	retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;

●	risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products; and

●	our inability to generate revenue from acquired technology and/or products sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

Our inability to retain management and key employees could impair our future success.

Our future success depends substantially on the continued services of our executive officers and our key development, business and operation personnel. If one or more of our executive officers or key development personnel were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. In addition, if any of our executive officers or key employees joins a competitor or forms a competing company, we may lose experience, know-how, key professionals and staff members as well as business partners. These executive officers and key employees could develop drone and robotics cybersecurity and smart solutions technology components and services that could compete with and take customers and market share away from us.

A significant growth in the number of personnel would place a strain upon our management and resources.

We may experience a period of significant growth in the number of personnel that could place a strain upon our management systems and resources. Our future will depend in part on the ability of our officers and other key employees to implement and improve financial and management controls, reporting systems and procedures on a timely basis and to expand, train, motivate and manage our workforce. Our current and planned personnel, systems, procedures and controls may be inadequate to support our future operations.

We face uncertainty and adverse changes in the economy.

Adverse changes in the economy could negatively impact our business. Future economic distress may result in a decrease in demand for our products, which could have a material adverse impact on our operating results and financial condition. Uncertainty and adverse changes in the economy could also increase costs associated with developing and producing products, increase the cost and decrease the availability of sources of financing, and increase our exposure to material losses from bad debts, any of which could have a material adverse impact on our financial condition and operating results.

We are subject to the risks associated with foreign operations in other countries.

Our primary revenues are expected to be achieved in Israel, US and Europe. However, we may expand to additional markets and become subject to risks normally associated with conducting business and manufacturing in other countries. As a result of such expansion, we may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. We cannot predict government positions on such matters as foreign investment, intellectual property rights or taxation. A change in government positions on these issues could adversely affect our business.

If we expand our business and production to foreign markets, we will need to respond to rapid changes in market conditions, including differing legal, regulatory, economic, social and political conditions in these countries. If we are not able to develop and implement policies and strategies that are effective in each location in which we do business, then our business, prospects, results of operations and financial condition could be materially and adversely affected.

There are tax risks we may be subject to in carrying on business in the United States, Israel and Australia.

We are incorporated in Australia, with a fully owned subsidiaries in Israel and the United States. Since we are operating in a new and developing industry there is a risk that foreign governments may look to increase their tax revenues or levy additional taxes to level the playing field for perceived disadvantages to traditional brick and mortar businesses. There is no guarantee that governments will not impose such additional adverse taxes in the future.

If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain materials, mechanical parts, hardware and electronics components, various subsystems and manufacturing and assembly services from a limited group of suppliers and sub-contractors. We do not have long-term agreements with any of these suppliers or sub-contractors that obligate them to continue to sell materials, components, subsystems, or provide manufacturing services to us. Our reliance on these suppliers or sub-contractors involves significant risks and uncertainties, including whether our suppliers or sub-contractors will provide an adequate supply of required components, subsystems, or services of sufficient quality, will increase prices for the components, subsystems or services and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Specifically, the electronics components shortage crisis, a unique result of the COVID-19 pandemic, negatively affected our market segment by increased delivery lead time and increased purchase prices of components used under certain of our products, which resulted in delay in delivery time of our products to our customers, and had negative effect on our revenues and profitability. Please see Risk Factors – Risks Related to our Business and Industry – The COVID-19 pandemic had some negative effect on our business, operations and financial performance, and similar global health crises could have a negative effect on our business, operations and future financial performance. Similarly, the market for electronic components is subject to cyclical reductions in supply, outside of COVID-19. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers or sub-contractors become financially unstable, then we may have to find new suppliers or sub-contractors. It may take several months to locate alternative suppliers or sub-contractors, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Our products may be subject to the recall or return.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, safety concerns, packaging issues and inadequate or inaccurate labeling disclosure. If any of our products were to be recalled due to an alleged product defect, safety concern or for any other reason, we could be required to incur unexpected expenses of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management time and attention. Additionally, product recalls may lead to increased scrutiny of our products by our customers and regulators, requiring further management time and attention and potential legal fees, costs and other expenses.

If we release defective products or services, our operating results could suffer.

Products designed and released by us involve extremely complex software programs, hardware testing and verification, assembly processes, and quality and functionality inspection and are difficult to develop and manufacture. While we have quality controls in place to detect and prevent defects in our products and services before they are released, these quality controls are subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting and preventing defects in our products before they have been released into the marketplace. In such an event, we could be required, or decide voluntarily, to suspend the availability of the product or services, which could significantly harm our business and operating results.

Our products and services are complex and could have unknown defects or errors, which may give rise to legal claims against us, diminish our brand or divert our resources from other purposes.

Our products are comprised of and rely on complex and sensitive electronic hardware, algorithms, software, user-friendly interfaces and tightly integrated, electromechanical designs. Despite testing, our products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce tour operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against it. A defect, error or failure in one of our products could result in failure or damage to the products it is embedded in, or property damage, injury, death and/or significant damage our reputation and support for our services in general. We anticipate this risk will grow as more and more products using our products are deployed

We cannot provide any assurance that we have or will have insurance adequate to protect us from material judgments and expenses related to potential future claims or that such insurance will be available in the future at economical prices or at all. Even if we are fully insured as it relates to a particular claim, the claim could nevertheless diminish our brand and divert management’s attention and resources, which could have a negative impact on our business, financial condition and results of operations.

We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions, penalties and delayed sales.

We have entered into contracts with governments and government contractors, either directly or indirectly. As a result, we are and may in the future be subject to statutes and regulations applicable to companies doing business with the relevant government. Government contracts may contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts with private sector counterparts and which are unfavorable to the contractors. For example, many government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, and in that event, the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination.

In addition, government contracts typically contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements may include, for example:

●	specialized disclosure and accounting requirements unique to government contracts;

●	financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with government;

●	public disclosures of certain contract and company information; and

●	mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

If we fail to comply with government contracting laws, regulations and contract requirements, our government contracts may be subject to termination, and we may become subject to financial and/or other liability under our contracts or criminal law. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results.

We are also vulnerable to delayed sales to the Israeli government and related contractors as a result of the Israeli government’s repeated failures to timely approve its annual budgets.

Negative customer perception regarding our products could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows.

We believe that our success is highly dependent upon perception regarding the security, effectiveness and quality of our products’ technology components and products used. Customer perception of these components and products can be significantly influenced by testing results or findings, regulatory investigations, litigation, media attention, and other publicity. There can be no assurance that future testing results, findings, regulatory proceedings, litigation, media attention, or other research findings will be favorable to our technology components and products or the drone and robotics market in general. Future testing reports, findings, regulatory proceedings, litigation, or media attention that are perceived as less favorable than, or that question, earlier testing reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows. The dependence upon customer perceptions means that adverse testing reports, findings, regulatory proceedings, litigation, or media attention, whether or not accurate or with merit, could have a material adverse effect on us, the demand for our products, and the business, our results of operations, financial condition and cash flows.

If we fail to successfully promote our product and brand, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

We believe that brand recognition is an important factor to our success. If we fail to promote our brands successfully, or if the expenses of doing so are disproportionate to any increased net sales we achieve, it would have a material adverse effect on our business, prospects, financial condition and results of operations. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about us or our industry, the quality and reliability of our technologies, products and services, our risk management processes, changes to our technologies, products and services, our ability to effectively manage and resolve customer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our technologies, products and services. Harm to our brand can arise from many sources, including; failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

We may be subject to cybersecurity attacks or electronic communication security risks.

A significant potential vulnerability of electronic communications is the security of transmission of confidential information over public networks, including information pertaining to the identity of our customers, customer orders, customer fleet operations and information managed under our CONTROLiT cloud management software, customer data and information managed and secured by our ICE Cybersecurity solution, as well as current and future hardware and software solutions. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches, as well as the exposure of our sites, networks, computers and digital data assets to different cybersecurity attacks.

In addition, a significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access, or exposure to different cybersecurity attacks could negatively impact our business and operations. We could also experience business interruption, information theft and reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third-party providers. Our systems may be the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise or disruption of our information technology systems a data which could have a negative impact on our business, financial condition and results of operations.

Our senior management team has limited experience managing a public company listed on a U.S. exchange, and regulatory compliance may divert its attention from the day-to-day management of our business

The individuals who now constitute our senior management team have relatively limited experience managing a publicly traded company listed on a U.S. exchange and limited experience complying with the increasingly complex laws pertaining to public companies compared to senior management of other publicly traded companies listed on a U.S. exchange. Our senior management team may not successfully or efficiently manage our transition as a recently listed public company subject to significant regulatory oversight and reporting obligations under both Australian and U.S. Securities Laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business.

Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our ADSs.

The reporting and other obligations related to being a public company will place significant demands on our management, administrative, operational and accounting resources. If we are unable to meet such demands in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of our ADSs.

In addition, we do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within an organization are detected. The inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of certain persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a control system, misstatements due to errors or fraud may occur and may not be detected in a timely manner or at all.

We may experience adverse effects on our reported results of operations as a result of adopting new accounting standards or interpretations.

Our implementation of and compliance with changes in accounting rules, including new accounting rules and interpretations, could adversely affect our reported financial position or operating results or cause unanticipated fluctuations in our reported operating results in future periods.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they change their recommendations regarding our securities, the trading price or trading volume of our securities could decline.

The trading market for our securities will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our securities, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, the market prices of our securities would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our securities to decline.

Possible force majeure events could impact our operations and the market price of our ADSs.

Events may occur within or outside the United States, Australia and Israel that could impact the American and/or Australian and/or Israeli economy, our operations and the market price of our ADSs. These events include acts of terrorism, an outbreak of international hostilities, such as the hostilities in Eastern Europe and Ukraine, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or manmade events or occurrences that can have an adverse effect on the demand for our products and our ability to conduct business. While we seek to maintain insurance in accordance with industry practice to insure against the risks we consider appropriate after consideration of our needs and circumstances, no assurance can be given as to our ability to obtain such insurance coverage in the future at reasonable rates or that any coverage arranged will be adequate and available to cover any and all potential claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in credit and capital markets.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

We are subject to certain Israeli, U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Among other matters, Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations, which are collectively referred to as Trade Laws, prohibit companies and their employees, agents, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated entities. We can be held liable for the corrupt or other illegal activities of our personnel, agents or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

Increased attention to environmental, social, and governance, or ESG, matters and conservation measures may adversely impact our business or that of our manufacturers.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants, and other stakeholder groups. For example, certain institutional and individual investors have requested various ESG-related information and disclosures as they increasingly incorporate ESG criteria in making investment and voting decisions. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters.

In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, iIn June 2022, the SEC published a proposed climate disclosure rule, subject to which we would be required to disclose certain climate-related information such as governance of climate-related risks and relevant risk management processes that could affect us, a climate related financial statements matrix and more. While the proposed rule has yet to be finalized and we cannot predict the ultimate scope and impact this will have on our business, if finalized, it would likely result in additional legal, accounting and financial compliance and increased general and administrative expenses. Moreover, this could result in increased management time and attention to ensure we are compliant with the regulations and expectations. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

From time to time, we may become involved in legal proceedings, which could adversely affect us.

We may, from time to time in the future, become subject to legal proceedings, claims, litigation and government investigations or inquiries, which could be expensive, lengthy, and disruptive to normal business operations. In addition, the outcome of any legal proceedings, claims, litigation, investigations or inquiries may be difficult to predict and could have a material adverse effect on our business, operating results, or financial condition.

Our directors and officers may have conflicts of interest in conducting their duties.

Because our directors and officers are or may become directors or officers of other reporting companies or have significant shareholdings in other technology companies, our directors and officers may have conflicts of interest in conducting their duties. We and our directors and officers will attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors, a director who has such a conflict will abstain from voting for or against a particular matter in which the director has the conflict. In appropriate cases, we will establish a special committee of independent directors to review a particular matter in which several directors, or officers, may have a conflict. In determining whether or not we will participate in a particular program and the interest therein to be acquired by us, the directors will primarily consider the potential benefits to us, the degree of risk to which we may be exposed and our financial position at that time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest.

Executive officers and directors may have rights to indemnification from us, including pursuant to directors’ and officers’ liability insurance policies that will survive termination of their agreements.

Risks Related to Our Intellectual Property

If we fail to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property, know-how and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets other contractual provisions, to protect our intellectual property and other proprietary rights. However, a portion of our technology and know-how is not patented, and we may be unable or may not seek to obtain patent protection for this technology. Moreover, existing US legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. The laws of countries other than US may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we may have to initiate lawsuits to protect our intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact our results of operations.

In addition, affirmatively defending our intellectual property rights and investigating whether we are pursuing a product or service development that may violate the rights of others may entail significant expense. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The United States Patent and Trademark Office, or USPTO, and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. Periodic maintenance fees on any issued patent are due to be paid to the USPTO and various foreign national or international patent agencies in several stages over the lifetime of the patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would have a material adverse effect on our business.

While a patent may be granted by a national patent office, there is no guarantee that the granted patent is valid. Options exist to challenge the validity of a patent which, depending upon the jurisdiction, may include re-examination, opposition proceedings before the patent office, and/or invalidation proceedings before the relevant court. Patent validity may also be the subject of a counterclaim to an allegation of patent infringement.

Pending patent applications may be challenged by third parties in protest or similar proceedings. Third parties can typically submit prior art material to patentability for review by the patent examiner. Regarding Patent Cooperation Treaty applications, a positive opinion regarding patentability issued by the International.

Searching Authority does not guarantee allowance of a national application derived from the Patent Cooperation Treaty application. The coverage claimed in a patent application can be significantly reduced before the patent is issued, and the patent’s scope can be modified after issuance. It is also possible that the scope of claims granted may vary from jurisdiction to jurisdiction.

The grant of a patent does not have any bearing on whether the invention described in the patent application would infringe the rights of earlier filed patents. It is possible to both obtain patent protection for an invention and yet still infringe the rights of an earlier granted patent.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management’s attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot assure that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on all of our products throughout the world would be prohibitively expensive. Therefore, we have filed applications and/or obtained patents only in the United States. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and their products may compete with our products.

Risks Related to Israeli Law and our Operations in Israel

Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

Although we are an Australian company, our fully owned subsidiary and main operational site and most of the management team are located in Israel. Accordingly, political, economic, and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas that controls the Gaza Strip, with Hezbollah that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. Further, Iran has threatened to attack Israel. Additionally there may be other political and other conflicts that might evolve with other nations or organizations. Some of these hostilities were accompanied by missiles being fired against civilian targets in various parts of Israel, including areas in which our employees and some of our subcontractors and consultants are located, and negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

Our insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli related companies have been subjected to economic boycotts. Several countries and organization might restrict business with the State of Israel and with Israeli related companies. These restrictive laws and policies may have an impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Further, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in conflict activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, which may include the call-up of members of our key personnel. Such disruption could materially adversely affect our business, prospects, financial condition and results of operations.

In addition, Israel’s most recent general elections were held on April 9, 2019, September 17, 2019, March 2, 2020, March 23, 2021 and November 1, 2022. In addition, proposed judicial reform has sparked widespread protests across Israel. Uncertainty surrounding future elections and the outcome of the judicial reform in Israel may continue and the political situation in Israel may further deteriorate. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property and know-how has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee in the course and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his inventions. Recent case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we have entered into assignment-of-invention agreements with our current and former employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding remuneration in consideration for assigned inventions. If such claims are found to have merit despite our assignment of invention agreements, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants, from the IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received.

Our research and development efforts were financed in part through royalty-bearing grants from the IIA. With respect to such grants, we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits.

Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development. This may restrict our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how.

We may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984 (R&D Law).

While our products currently are not required to comply with any regulatory obligations in Israel, the R&D Law, as amended, and related regulations, may restrict our ability to move the production of products developed using grants received from the IIA. We received Israeli government grants from the IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received. As of December 31, 2022, we have received grants of $2.0 million (gross of $2.1 million, net of royalties paid).

The warrants will designate the state and federal courts sitting in the City of New York, Borough of Manhattan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of such warrants, which could limit the ability of such holders to obtain a favorable judicial forum for disputes with our company.

The warrants will provide that each party to such warrants agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by such warrants (whether brought against a party hereto or their respective affiliates, directors, officers, shareholders, partners, members, employees or agents) will be commenced exclusively in the state and federal courts sitting in the City of New York. In addition, each party to such warrants will irrevocably submit to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute thereunder or in connection herewith or with any transaction contemplated thereby or discussed therein, and also will irrevocably waive, and will agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding. Notwithstanding the foregoing, these provisions of such warrants will not limit or restrict the forum in which a holder of such warrants may bring a claim under the Securities Act or the Exchange Act. These provisions of such warrants may limit the ability of a holder of such warrants to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of such warrants inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Risks Related to the Ownership of our ADSs or Our Ordinary Shares

The market price and trading volume of our ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of our ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our ADSs may fluctuate and cause significant price variations to occur. If the market price of our ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of our ADSs will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ADSs or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	changes in market valuations of similar companies;

●	changes in our key personnel;

●	changes in financial estimates or recommendations by securities analysts;

●	trading prices of our ordinary shares on the Australian Securities Exchange, or ASX;

●	changes in trading volume of ADSs on The Nasdaq Capital Market, or Nasdaq, and of our ordinary shares on the ASX;

●	sales of our ADSs or ordinary shares by us, our executive officers or our shareholders in the future; and

●	conditions in the financial markets or changes in general economic conditions.

 You may be subject to limitations on transfer of our ADSs.

Our ADSs are only transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the Deposit Agreement, or for any other reason.

A shareholder’s holding may be diluted if we issue additional shares or other securities in the future.

We may issue additional ordinary shares or other securities in the future, which may dilute your holding in us. Our Constitution permits the issuance of an unlimited number of securities, subject to certain capacity restrictions and security-holders have no pre-emptive rights in connection with further issuances of any securities. Our directors have the discretion to determine if an issuance of ordinary shares or other securities is warranted, the price at which any such securities are issued and the other terms of issue of such securities. In addition, we may issue additional ordinary shares upon the exercise of warrants to acquire ordinary shares under our share incentive plan, which will result in further dilution. In addition, the issuance of ordinary shares or other securities in any potential future acquisitions, if any, may also result in further dilution to your interests.

As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may afford less protection to holders of ordinary shares and ADSs.

As a foreign private issuer with ADSs listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. We follow home country practice with regard to the composition of the board of directors, quorum requirements applicable to shareholder meetings, shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans and the requirement that issuers must maintain charters for certain board committees. As a foreign private issuer we must disclose in our annual reports filed with the SEC the requirements with which it does not comply followed by a description of our applicable home country practice. The Australian home country practices described above may afford less protection to holders of ordinary shares and ADSs than that provided under Nasdaq rules.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose disclosure requirements as well as procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a company that files as a U.S. company whose securities are registered under the Exchange Act, nor are we required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of our ADSs and result in a less active trading market for our ADSs.

We are an emerging growth company as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act relating to internal control over financial reporting, and we will not provide such an attestation from our auditors for so long as we qualify as an emerging growth company.

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our ADSs less attractive because of our reliance on some or all of these exemptions. If investors find our ADSs less attractive, it may cause the trading price of the ADSs to decline and there may be a less active trading market for our ADSs.

We will cease to be an emerging growth company upon the earliest of:

●	the end of the fiscal year in which the fifth anniversary of completion of our initial public offering occurs;

●	the end of the first fiscal year in which the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of the second quarter of such fiscal year;

●	the end of the first fiscal year in which we have total annual gross revenues of at least $1.235 billion; and

●	the date on which we have issued more than $1.0 billion in non-convertible debt securities in any rolling three-year period.

If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

Section 404(a) of the Sarbanes-Oxley Act requires that, beginning with our second annual report after the completion of our initial public offering, our management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Although Section 404(b) of the Sarbanes-Oxley Act requires our independent registered public accounting firm to issue an annual report that addresses the effectiveness of our internal controls over financial reporting, we have opted to rely on the exemptions provided in the JOBS Act, and consequently will not be required to comply with SEC rules that implement Section 404(b) of the Sarbanes-Oxley Act until such time as we are no longer an emerging growth company.

Our first Section 404(a) assessment will take place beginning with our second annual report after the completion of our initial public offering. The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports and/or delays in our financial reporting, which could require us to restate our operating results. We might not identify one or more material weaknesses in our internal controls in connection with evaluating our compliance with Section 404(a) of the Sarbanes-Oxley Act. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Implementing any appropriate changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in maintaining the adequacy of our internal control.

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ADSs may not be able to remain listed on Nasdaq.

ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

ADS holders do not hold ordinary shares directly and, as such, are subject to, among others, the following additional risks:

●	As an ADS holder, we will not treat you as one of our shareholders and you will not be able to exercise shareholder rights, except through the depositary as permitted by the deposit agreement.

●	Distributions on the ordinary shares represented by your ADSs will be paid to the depositary, and before the depositary makes a distribution to you in respect of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

●	We and the depositary may amend or terminate the deposit agreement without ADS holders’ consent in a manner that could prejudice ADS holders.

You must act through the depositary to exercise your voting rights and, as a result, you may be unable to exercise your voting rights on a timely basis.

As a holder of ADSs (and not the ordinary shares underlying your ADSs), we will not treat you as one of our shareholders, and you will not be able to exercise shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs, and ADS holders will be able to exercise voting rights with respect to the ordinary shares represented by their ADSs only in accordance with the deposit agreement. There are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our ordinary shares will receive notice of shareholders’ meetings by mail and will be able to exercise their voting rights by either attending the shareholders meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide notice to the depositary of any such shareholders meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date. If we so instruct, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which voting instructions may be given by holders as soon as practicable after receiving notice from us of any such meeting. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the ordinary shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of ordinary shares. The ordinary shares represented by ADSs with to which the depositary receives no timely voting instructions will not be voted.

The deposit agreement expressly limits our obligations, the obligations of the depositary, and limits liability.

The deposit agreement relating to the ADSs limits the obligations and liability as we and the depositary are only obligated to take the actions specifically set forth in the deposit agreement, and we are not liable if performance of those obligations are prevented or delayed due to circumstances beyond our control. Neither we nor the depositary are liable if we or it exercise discretion as permitted under the deposit agreement. Further, we and the depositary are not liable for the inability of any holder of ADSs to benefit from any distribution or deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special consequential or punitive damages for any breach of the terms of the deposit agreement. Neither we nor the depositary have any obligation to become involved in a lawsuit or other proceeding relating to the ADSs or the deposit agreement on your behalf. We are not liable for the acts or omissions of any securities depository, clearing agency or settlement system and we may rely upon any documents we believe to be genuine and duly executed. As a holder of ADSs, your ability to take action, seek damages or otherwise make a claim against us or the depositary are limited.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs provides that holders and beneficial owners of ADSs, including those holders and owners who acquired ADSs in secondary transactions, irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement or the ADSs, including in respect of claims under federal securities laws, against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any provision of the federal securities laws. If you or any other holder or beneficial owner of ADSs brings a claim against us or the depositary in connection with such matters, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

As the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that the waiver would likely continue to apply to ADS holders or beneficial owners who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would likely not apply to ADS holders or beneficial owners who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders or beneficial owners who withdraw the ordinary shares represented by the ADSs from the ADS facility.

We may be or may become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, U.S. holders of our ordinary shares or ADSs may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of our ordinary shares or ADSs may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile). Based primarily on the composition of our assets, it is possible that we will be a PFIC for our tax year ending December 31, 2023, and for subsequent tax years. Further, because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. holder of our ordinary shares or ADSs was able to make a valid qualified electing fund, or QEF election. While we will make an effort to provide U.S. holders of our ordinary shares or ADSs with the necessary information to make a QEF election, we cannot assure you that we will be able to do so. If we are unable to provide this information, the QEF election will not be available to you. Prospective investors should assume that a QEF election will not be available. See also “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, whether or not we make any distributions, and may be subject to tax reporting obligations. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. A failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult their own advisors regarding the potential application of these rules to its investment in our ordinary shares or ADSs.

Currency fluctuations may adversely affect the price of our ordinary shares, ADSs.

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs will be quoted in U.S. dollars on Nasdaq. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs. In the past year the Australian dollar has generally weakened against the U.S. dollar. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of our ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if the ADS price increases.

You may not receive distributions on our ordinary shares represented by ADSs or any value for such distribution if it is illegal or impractical to make it available to holders of ADSs.

While we do not anticipate paying any dividends on our ordinary shares in the foreseeable future, if such a dividend is declared, the depositary for our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power (either alone or in combination with their ‘associates’ as that term is defined in the Corporations Act) in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ or ADS holders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders and ADS holders’ ability to obtain a premium from such transactions. Our Constitution, which is included as an exhibit to this Annual Report on Form 20-F, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e. a bid for a specified proportion of a class of securities in us) without the approval of a majority of our shareholders voting at a general meeting. This may have the effect of discouraging proportionate takeover bids and limit our shareholders’ and ADS holders’ opportunity to obtain a premium for their securities from such a transaction.

Anti-takeover provisions in our Constitution and our right to issue preference shares could make a third-party acquisition of us difficult.

Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that only require one-third of our board of directors to be elected annually and authorize our board of directors, subject to compliance with the Corporations Act and the limitations imposed by the ASX Listing Rules, to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution (although it should be noted that the amendment of the Constitution requires the approval of shareholders by a majority of not less than 75% of votes cast (directly or by proxy) at a shareholder meeting).

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the states of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth in our Constitution, which is included as an exhibit to this Annual Report on Form 20-F, prior to investing in our ADSs.

You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.

We are incorporated in Australia, all of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced, which may be different to the circumstances for companies incorporated in the United States.

Further, it may not be possible or practicable for you to effect service of process within the United States upon our officers or directors or to enforce against them or against us judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters. As a result, ADS holders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we may not, and under the deposit agreement, the depositary will not, offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to rely on an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of laws of Australia in 2017. We have an office at Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000. Our telephone number is +61 3 8630 3321. Our operational headquarters are located at 1 Rakefet Street, Shoham, Israel 6083705. Mobilicom Inc., incorporated in Delaware, is registered in 1007 N. Orange Street, Wilmington, Delaware under the registered agent MWE Corporate Services LLC.

Our company commercial website address is https://mobilicom.com/ and our investors relations website address is https://ir.mobilicom.com/. Information contained on or accessible through our website is not a part of this Annual Report on Form 20-F, and the inclusion of our website address herein is an inactive textual reference only. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov. Mobilicom Inc. serves as our authorized representative and agent for service of process in the United States for certain limited matters.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our cash used in investing activities for 2020, 2021 and 2022 amounted to nil, AUD$31,000 (approximately $21,060) and AUD$27,000 (approximately $18,340), respectively. The cash was used primarily for purchases of fixed assets. Our purchases of fixed assets primarily include computers and lab equipment used for the development of our products, and we financed these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small drones or small unmanned aerial vehicles, or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems original equipment manufacturers, or OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security, government and defense and courier market segments. By “design win” we are referring to the large-scale and adoption of our component products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

We aim to penetrate the commercial segment of our markets by leveraging the experience we have gained in the defense segment of our markets. We believe that our key competitive advantages are our ability to provide a near end-to-end solution to our customers, which enables us to have an insider’s view of our customers’ needs as well as our holistic cybersecurity approach and highly secured offering, and outstanding performance in harsh environments. This is evidenced by our recent design wins and pilot projects, such as the integration of our technology into the unmanned systems of the worldwide leading designer and producer of perception, awareness and sensing solutions , and the integration of our technology and offering into the unmanned systems used by the Israeli Ministry of Defense, or MOD, and top-tier defense and aerospace manufacturers from Israel and Europe. We further believe our products have performed well in harsh environmental conditions. Our solutions have been deployed by our various customers worldwide, including in the United States, Europe, Israel and other Asian countries. Historically we have generated most of our revenues from sales of our hardware products and have recently commenced marketing of our cloud-based software and cybersecurity solutions.

Smart Technology Solutions

SUAVs and robotic platforms are built from hundreds of components, yet there are only several key critical technology components solutions that make the drone or robot “smart”, and capable of performing its mission. We design, develop and deliver the “smart” solution part of the drone system to our customers. These “smart” solutions include cybersecurity, cloud management software, communication datalink and mobile mesh networking terminals, handheld control terminals and professional services and support. These solutions are “off-the-shelf” or can be tailored if needed to each customer.

Market Opportunity

SUAVs, which weigh under 150 kilograms, have rapidly evolved from a military origin to have commercial and civil government applications. Some of the leading factors for the recent upsurge in SUAV usage are (a) increased automation of SUAVs providing additional value to existing workflows, (b) an overall easing of regulatory restrictions, and (c) recent advances in technology that have enabled the use of SUAVs in small-scale, localized environments, whether by police or defense forces in open areas or in urban neighborhoods or for commercial applications such as surveying, aerial remote sensing, monitoring, mapping, precision agriculture, and product distribution. According to the Global Drone Market Report 2021-2026, published in August 2021, or the Global Drone Market Report, the SUAV drone market is set to grow at a 9.4% compound annual growth rate, and is expected to reach $41.3 billion by 2026. According to our estimates, our total addressable market is set to reach $8.5 billion of this $41.3 billion. We calculated our total addressable market based on data from Global Drone Market Report and Drone Industry Insights’ conclusion that 16.4% and 4.3%, respectively (and in total 20.7%), of the total $41.3 billion market will be allocated to the types of hardware products and software products, respectively, that we produce.

We do not seek to profit from conflict. We expect the current situation in the Ukraine to accelerate demand for our products.  In late February 2022, Russia launched a large-scale military attack on Ukraine.  The war includes reliance by both sides on drone warfare, including the use of small drones by ground forces either for intelligence, surveillance and reconnaissance, or ISR, or loitering, drones which are also known as Kamikaze drones.  These drones are used to find, track, and kill or damage targets with strikes beyond the front lines. Although the conflict has not yet had an immediate impact on our business, we have seen a rise in inquiries that may result in orders from new customers and increased orders from current customers.   In the Ukraine conflict, we are also seeing cyber-attacks which target drones and other platforms, rendering them ineffective. Therefore, we witness and expect increased interest from our customers and potential customers in the need for cybersecurity products to protect drone platforms, communications channels, data transmissions and weapons carried on the small drones.  We expect to continue to sell to OEM customers mainly located in Israel, the U.S. and Western Europe that are leaders in the supply of small drones for ISR and loitering missions.

Our Products and Services

As per ResearchGate’s conclusion, SUAVs may have nine key smart components solutions, which are ground control systems, cybersecurity, cloud management software, datalink/networking hardware, flight missions, safety systems, flight computers, GPU/Edge computing processes, and payloads. We aim to provide our customers, who are SUAV and robotic systems OEMs, an end-to-end suite of smart solutions and services that include cybersecurity, cloud management software, datalink and networking, ground control systems and professional and support services. Our product portfolio is completely designed and developed in-house and based on our extensive know-how and experience gained over a decade. This enables us to design and develop every component of our solutions and technology while constantly adjusting to the ever-changing needs and challenges in the SUAVs and robotics industry. Each of our products is designed to allow utmost flexibility and scalability. Our current customers include eight (8) Tier-1 leading manufacturers of SUAVs. We currently have over 50 customers in 16 countries. Our partners and customers Israel Aerospace Industries, Airbus, Elbit Systems, Teledyne-Flir, Rafael Technologies, ST Engineering, the Israeli MOD and more.

ICE Cybersecurity

The ICE Cybersecurity Suite is our automated software designed to provide a “holistic” solution to prevent, detect, and respond in real-time to one or more cyber-attacks. Its ability to provide several multilayered tiers of protection (including, protecting the small drone platform itself, safeguarding its communication channels, and encrypting data received and shared during operations) is what we believe to be our key competitive advantage in our ability to provide a leading cybersecurity solution in the markets that we serve. To date, the ICE Cybersecurity Suite has been integrated and validated by the Israeli MOD – which is considered to be one of the best references in use of cyber and drones technology worldwide.

CONTROLiT Cloud Management Software

CONTROLiT is our cloud-based network management software solution for operators of SUAVs. We currently sell it as bundled with our SkyHopper Combo. We believe that our key competitive advantage over other management solutions is the ability to consolidate all relevant data into a single powerful software platform, thereby improving the configuration and real-time management and monitoring of devices, networks and operations, such as real-time flight logs and live mapping of operational devices and networks.

SkyHopper Datalinks

Our SkyHopper datalink family of products provides bi-directional data links that supports multiple transmission modes. Because of its communication capabilities through line of sight, or LOS, non-line of sight, or N-LOS, and urban areas we believe that the SkyHopper is uniquely positioned to provide high-end performance at a smaller size, lighter weight, and at a more attractive price point than our competitors. The SkyHopper datalinks provide superior communication in harsh environments through LOS, N-LOS and in urban areas, where it provides a robust, resilient and secured communication. The SkyHopper datalink family of products includes our SkyHopper ONE, SkyHopper PRO, SkyHopper PROV, SkyHopper COMBO ,SkyHopper lite, and SkyHopper micro ( newly released).

Mobile Mesh Networking

Our Mobile Mesh Communication Unit, or MCU, family of products connects and acts as a relay to, and between, all units within the network. The MCU enables each unit to provide redundancy communication to all of the other units inits range such that a failure in one unit will not affect the operation of other units within the network. The Mesh networking enables fleet and swarm drones and robotics operation which is the cost-effective way to operate drones in the coming future. The mesh networking is strengthening our market position as a provider of superior connectivity performance in harsh conditions in the SUAV market. Configurations of the MCU can also be changed according to mesh network topology and surroundings. The MCU networking family includes the MCU-30 lite, MCU-30 Rugged, MCU-200 and High-Power Amplifier:

Mobile Controller Systems

Our all-in-one ground control systems are responsible for controlling and transmitting video and data from the SUAV to the ground control system (controller systems).

We provide a wide range of handheld ruggedized controllers with multiple functionalities designed to support drone and robotics operation with variety of payloads. The controllers are compact, unified and rugged to operate with either an internal or external datalink unit, offer battery charging, an advanced tablet feature HD low-latency viewer and are designed to operate with a variety of payloads. The Mobile Controller System product portfolio includes: 7’’ mini-Controller, 7’’ min-Controller PRO, 7’’ RVT, 10’’ Maxi-Controller PRO, 10’’ Extremer, 10’’ Touch-P and 10’’ Touch-G.

Professional Services and Support

We provide integrated logistic support, or ILS, services for SUAVs such as ILS operation, logistics, maintenance , and safety.  Our services are available either onsite at the customer’s location or available remotely.

Key Growth Strategies

Key components of our growth strategy include the following:

(1)	Achieving greater market penetration through increasing the number of our design wins and pilot projects. This is a crucial element of our strategy because they help deepen our working relationship with a customer, understand their overall needs and, in turn, allow us to better cross-sell other products and solutions. Most importantly, we have a stronger base from which to build additional revenue once our design win, which is built into our customers’ products, is certified by local regulators and marketed onwards to their customers, all with the expectation of increasing both the volume and value of customer orders. Finally, our customers continue to act as important references for future potential customers.

(2)	Achieving greater market exposure to potential customers in the markets that we serve. We are currently a leader in the Israeli market for the products we sell and intend to expand our marketing and sales activities in the U.S., Europe and several Asian countries, including increasing our in-house sales force, sponsoring trade shows, conferences, webinars and other online marketing campaigns. Our goal is to ensure that we are aware of every potential bidding process and request for proposal that exists in the markets that we serve.

(3)	In our aim to become an end-to-end solutions provider, we plan to either acquire or form strategic partnerships with other drone-related solutions and components manufacturers, service providers, or re-sellers that service our markets and who can complement our product offering.

(4)	Our research and development efforts are at the foundation of our Company and we intend to continue investing in our own innovations in order to pioneer new and enhanced products and solutions that enable us to satisfy the ever-evolving needs of the markets we serve with a focus on identifying opportunities where we can develop technology that can be sold in a SaaS software model.

Supply

We purchase electronics component kits required in the manufacturing of our hardware products through authorized dealers who, in turn, buy them from component manufacturers. We are not reliant on any one authorized dealer or single source supplier such that we have alternative sources of supply if a specific component is “out of stock” or has a long lead-time to delivery.

Manufacturing and Assembly

We outsource the manufacturing of our products to third parties who receive our design plans together with the relevant electronic component kits which we purchase from our suppliers. Thereafter, we assemble the finished product in-house or through outsourced contractors. We are responsible for quality control.

We consistently monitor our inventory levels, our outsourced manufacturing and distribution capabilities, and maintain recovery plans to address potential disruptions that we may encounter. We have leveraged our manufacturing capabilities through subcontracting arrangement with a third-party manufacturer in the Asia-Pacific region and USA, in addition to the manufacturing managed in the Israeli company site. This subcontracting arrangement expands our manufacturing capabilities and is intended to enable us to deliver larger quantities of products upon demand and in a timely manner, on schedule, thus allowing for more consistent product delivery, by enabling us to utilize the manufacturer’s manpower and production equipment. We do not have a written agreement with this manufacturer and work with them on a statement-of-work and purchase order basis. We have trained the manufacturer to produce our materials and provide it with technical materials and support.

In the future, as we scale up our sales and production further, we may implement a turnkey operation with select manufacturers for our products. We may enter into agreements with our contractors. Pursuant to such agreements, the contractors will provide the components and/or perform the assembly of such components and/or service in accordance with specific terms of the mutually agreed work instructions and purchase orders. The agreements define the responsibilities of each party and the regulatory and compliance requirements that apply and contain industry-standard terms and guidelines.

Competition

The smart solutions market for SUAVs and robotics is characterized by intense competition, rapid change and constant innovation.

We believe that we face three different types of competition:

●	Companies, who, like us, seek to become an end-to-end provider of technology components and systems to the SUAV and robotics market. We consider UXV Technologies to be a key competitor in this segment.

●	Companies that only provide, and thus only compete with us in, one portion of our product offering. We consider such competitors to include SkyGrid (in cybersecurity), Elsight Limited, MicroHard Systems, Inc. and Auterion AG (in cloud networking management software), UXV Technologies, Kuta, CTI Ltd. and Tomahawk Robotics, Ltd. (in mobile handheld controllers), Silvus Technologies, Inc., Microhard Communications, Ltd., Domo Tactical Communications, Inc., Comtact Systems, CreoMegic LTD, DoodleLab and Persistent Systems (in datalinks and networking).

●	Our customers’ in-house capabilities that compete with our offerings. We consider AeroVironment, Inc., Rafael Advanced Defense Systems, Ltd., Israel Aerospace Industries and Elbit Systems, Ltd to have such in-house capabilities.

Key Strengths

We believe the following key attributes and capabilities provide us with long-term competitive advantages:

End-to-end smart solutions provider – We continue to develop our end-to-end smart solutions offerings in order to better serve the SUAV and robotics market:

●	Bundle together our solutions to organically provide better system performance, shorter time to market and cost-effective pricing for our customers.

●	Enables us to cross-sell other smart solutions to our customers as part of their next design projects.

●	Deeper customer relationships with SUAV manufacturers give us an insider’s view of current and future solutions requirements.

●	Expand our contribution of software revenue thereby improving our overall margins.

In Use and “Field Proven” by the Israel Ministry of Defense – Our solutions have been chosen by large well-known Israeli defense contractors including Elbit Systems, Ltd., Rafael Advanced Defense Systems and Israeli Aerospace Industries, Ltd. in design wins where our systems and solutions are embedded into their SUAVs and are currently in use “in the field” by the Israeli Ministry of Defense.

Design win with Top Tier SUAV Manufacturers – Recent design wins and pilot projects where our systems and solutions are embedded into SUAVs manufacturers across the U.S., Europe and Israel and are currently in use “in the field” and have performed well in harsh environmental conditions. These important customer references form the building blocks of future customer wins.

Certified and Validated Solutions – We have obtained multiple permits and certifications for our products and solutions for both the civil and defense markets that we serve.

Proprietary technologies, in-house capabilities and industry experience – We believe our decade of experience in providing solutions to the drone industry; in-house advanced research and development expertise across different fields and team members; our deep portfolio of innovative core proprietary technologies, intellectual property and know-how; our internal manufacturing, assembly and testing capabilities, together with international manufacturing capabilities based on subcontractors; all serve as high barrier of entry to our competitors and provide us with important competitive advantage.

Seasoned Leadership Team with Deep Industry Expertise and Proven Track Record of Innovation

Our management and leadership team has proven track record in research and development of innovative solutions in our field; establishing international marketing and sales infrastructure as well as leading business ramp-up with top-tier companies and manufacturers in the targeted markets; operation and manufacturing expertise to scale up production across the world to meet raising demands; comprehensive and holistic safety, security and cyber development and business implementation; as well as financing of high-tech private and public companies. Our seasoned leadership and board of directors are well equipped to support the company’s planned growth and ramp-up as we will reach to the tipping point of our business.

Intellectual Property

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining intellectual property know-how intended to cover our methods of use and processes for their manufacture and any other inventions that are commercially important to the development of our business. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our approach to intellectual property has been to adopt a strategy of trade secrecy in relation to our know-how and software systems. We have, however, also applied, and been granted two patents in the US and may, in the future, file for additional patents in other jurisdictions or in respect of other aspects of our technology. The granted patents are related to our mesh networking modem technology. Our granted U.S. patents hold 34 claims that were approved and granted.

The key technology aspects covered by those patents are:

■	The 2013 patent relates to the method through which our modem technology can coordinate disparate signals and reassemble those signals into a more efficient and useable communication, a process described as ‘joint beam formation and synchronization’.

■	The 2020 patent encompasses intellectual property that is part of the algorithm for the networking layer of our mobile mesh technology.

Filing Date	Status	Issue Date	Application No.	Patent No.	No. of Claims	Country/ Jurisdiction	Owner/ Applicant	Title
2008-12-30	Granted	2013-07-02	12/810,844	US8477874B2	16	U.S.	Mobilicom Ltd	Method, device and system of wireless communication
2016-11-28	Granted	2020-02-25	15/779,541	US10575339B2	18	U.S.	Mobilicom Ltd	Scalable Mobile Ad Hoc Networks

Despite the patent strategy described above, we are largely reliant on know-how and trade-secrets which are not the subject of formal intellectual property registration. We have implemented various protective measures in connection with our strategy of trade secrecy in respect of our know-how and software systems. These measures include limiting knowledge and access to key aspects of our know-how and software systems to key management personnel, ensuring employees are engaged on terms that include provisions relating to confidentiality and postemployment restraints and the execution of nondisclosure and intellectual property ownership agreements with third-party contractors.

There can be no guarantee that the current, or any future, patent application will be granted or that third parties will not seek to claim an interest in the intellectual property. Nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology. There is also a risk that measures in place to protect our know-how and trade-secrets may not be adequate to protect against third parties obtaining the intellectual property (or parts of it) which may adversely affect our business.

Regulation

The FCC in the US, ETSI in Europe and Telec in Japan are the key regulatory organization worldwide which are responsible for establishing, managing, and developing safety and operation standards and regulations for electronics equipment usage in commercial market. Our products have a number of existing certifications, including FCC, ETSI, Telec and other safety and environmental certifications relating to shock, vibration and temperature ranges which are anticipated to provide us with a basis from which to meet the regulatory and certification requirements for our target markets. In some cases, explicit authorization from the US or Israeli government may be needed to export our products. We have received ITAR and CJ certifications to allow exports from the US, and, when exporting to certain countries from Israel, DECA regulations may apply, even though to date the DECA has determined that these regulations do not apply to our currently sold products. We cannot provide assurance that such export authorizations will be available in the future for our existing and newly developed products.

In the event we make sales to defense and other mission critical markets, the products may be required to pass certain testing or certifications including, radiofrequency emission, environmental conditions (IP67, low/high temperature, shocks, vibrations, etc.), as required in each individual instance. Additionally, we have obtained a license issued by Israel’s Ministry of Communication that is required for us to act as a radiofrequency communication equipment developer in Israel.

We are also subject to the provisions of the Research Law, which may restrict our ability to move the production of products or sell the intellectual property or know-how developed using grants received from the IIA (see “Risk Factors — Risks Related to Israeli Law and our Operations in Israel — We received Israeli government grants from IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information).

Employees

We currently employ 24 full time and 6 part-time employees across Israel, the United States, Europe and Australia. In addition, we retain third-party contractors and consultants.

Legal Proceedings

We are not party to any material legal proceedings.

C. Organizational Structure

We currently have two subsidiaries: Mobilicom Ltd, an Israeli company, and Mobilicom Inc.

D. Property, Plant and Equipment

We do not own any real estate. Our registered office in Australia is located at Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000, for which we pay a nominal fee. Our operational headquarters in Israel are located at 1 Rakefet Street, Shoham, Israel 6083705.

We lease approximately 620 square meters of office premises in Shoham, pursuant to a lease that expires in October 2023, with an early termination option after October 2022, subject to a four-month advance notice, and a two months of lease fee as early termination fee, which was not exercised. We also hold an option to renew the lease for three consecutive lease periods, each of 24 months, subject to a four-month advance notice per period.

Our monthly lease and facility management fees are approximately AUD$22,560 (approximately $15,330), based on December 31, 2022, exchange currency rates, as published by the Bank of Israel.

We believe our leased business locations are sufficient to meet our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. For the fiscal year ended December 31, 2022, the conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of December 31, 2022, on which $1.00 equaled AUD$1.472(1). The use of $ is solely for the convenience of the reader. Our discussion and analysis for the year ended December 31, 2020, can be found in our prospectus dated August 26, 2022, filed with the SEC on August 26, 2022 (Registration No. 333-264523).

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small drones or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security and courier market segments. By “design win” we are referring to the large-scale and exclusive adoption of our component products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

For more information regarding our business and operations, see “Item 4.B. Business Overview” above.

A. Operating Results

Comparison of the years ended December 31, 2022 and 2021

Revenue and Other income

	For the twelve months ended December 31,
Revenue	2022		2021		Increase/Decrease
Revenue	AUD$	2,327,058	AUD$	3,578,603	AUD$	(1,251,545)
Other income:
Government grants from IIA		923,033		787,544		135,489
Interest income		168,843		1,580		167,263
Foreign exchange gains		1,175,735		-		1,175,735
Fair value gains from financial liability		3,768,466		-		3,768,466
Total Revenue and Other income	AUD$	8,363,135	AUD$	4,367,727	AUD$	(3,995,408)

Revenue

Revenues for the year ended December 31, 2022, were AUD$2,327,058 (approximately $1,580,881), compared to AUD$3,578,603 for the year ended December 31, 2021, a decrease of AUD$1,251,545 or 35%. The decrease is mainly due to supply chain challenges negatively affecting customers’ production capabilities, which have resulted in lower orders for our products and services. Furthermore, supply chain challenges limit our ability to deliver on existing orders.

Government grants from IIA

Grants received under IIA research and development supported programs for the year ended December 31, 2022, were AUD$923,033 (approximately $627,060), compared to AUD$787,544 for the year ended December 31, 2021, an increase of AUD$135,489 or 17%.

Interest income

Interest income from short-term bank deposits, for the year ended December 31, 2022, was AUD$168,843 (approximately $114,703) or 7,260%, compared to AUD$1,580 for the year ended December 31, 2021, an increase of AUD$167,263. The increase is mainly due to short-term deposits attributed to our August 2022 initial public offering received funds.

Foreign Exchange gains

Foreign exchange gains were AUD$1,175,735 (approximately $798,733) for the year ended December 31, 2022, compared to AUD$nil for the year ended December 31, 2021. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the US$., the New Israeli Shekel (NIS) and the AUD$.

Fair value gains from financial liability

Fair value gains from financial liability were AUD$3,768,466 (approximately $2,560,099) for the year ended December 31, 2022, compared to AUD$nil for the year ended December 31, 2021. Fair value gains from financial liability are attributed to revaluation gain/(loss) between measured periods related with the warrants issued under our August 2022 initial public offering.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December 31,
	2022		2021		Increase/Decrease
Revenue	AUD$	2,327,058	AUD$	3,578,603	AUD$	(1,251,545)
Cost of Goods Sold		(883,483)		(1,243,583)		360,100
Gross Profit	AUD$	1,443,575	AUD$	2,335,020	AUD$	(891,445)

Cost of goods sold remained at the same pace as the decrease in revenue. Gross margin for the year ended December 31, 2022, was 62%, compared to 65% for the year ended December 31, 2021. The high gross margin is mostly explained by our products being high-end IP based technology (beyond the hardware value), as well as effective costs-reduction planning for components acquisitions including purchasing components and materials in advance to prepare for future orders.

Expenses

	For the twelve months ended December 31,
	2022		2021		Increase/Decrease
Expenses:
Sales and Marketing	AUD$	2,464,936	AUD$	1,692,074	AUD$	772,862
Research and Development		2,585,307		2,458,600		126,707
General and Administrative		2,690,920		1,430,862		1,260,058
Finance costs		65,972		53,544		12,428
Foreign exchange costs		-		184,743		(184,743)
Total expenses	AUD$	7,807,135	AUD$	5,819,823	AUD$	1,987,312

Sales and Marketing expenses.

Sales and marketing expenses were AUD$2,464,936 (approximately $1,674,550) for the year ended December 31, 2022, compared to AUD$1,692,074 for the year ended December 31, 2021, an increase of AUD$772,862 or 46%. The increase is primarily due to additional headcount, and increased sale and marketing activities mainly in the United States and Europe to support the sales and marketing of our cybersecurity and cloud-based products, and future business growth.

Research and Development expenses.

Research and development expenses were AUD$2,585,307 (approximately $1,756,322) for the year ended December 31, 2022, compared to AUD$2,458,600 for the year ended December 31, 2021, an increase of AUD$126,707 or 5%.

General and Administrative expenses.

General and administrative expenses were AUD$2,690,920 (approximately $1,828,071) for the year ended December 31, 2022, compared to AUD$1,430,862 for the year ended December 31, 2021, an increase of AUD$1,260,058 or 88%. The increase is primarily due to costs related with the company’s August 2022 initial public offering, and certain non-recurring costs.

Financial costs.

Financial costs were AUD$65,972 (approximately $44,817) for the year ended December 31, 2022, compared to AUD$53,544 for the year ended December 31, 2021, an increase of AUD$12,428 or 23%. Financial costs are primarily related with interest paid under our lease agreements.

Foreign Exchange.

Foreign exchange costs were AUD$nil for the year ended December 31, 2022, compared to AUD$184,743 for the year ended December 31, 2021. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the New Israeli Shekel (NIS) and the AUD$.

Comparison of the years ended December 31, 2021 and 2020

Revenue and Other income

	For the twelve months ended December 31,
Revenue:	2021		2020		Increase/Decrease
Revenue	AUD$	3,578,603	AUD$	2,066,478	AUD$	1,512,125
Other income:		-
Government grants from IIA		787,544		964,970		(177,426)
Interest income		1,580		10,539		(8,959)
Total Revenue and Other income	AUD$	4,367,727	AUD$	3,041,987	AUD$	1,325,740

Revenue

Revenues for the year ended December 31, 2021, were AUD$3,578,603, compared to AUD$2,066,478 for the year ended December 31, 2020, an increase of AUD$1,512,125 or 73%. The increase is mainly attributed to business with new customers, as well as increased revenue from existing customers.

Government grants from IIA

Grants received under IIA research and development supported programs for the year ended December 31, 2021, were AUD$787,544, compared to AUD$964,970 for the year ended December 31, 2020, a decrease of AUD$177,426 or 18%.

Interest income

Interest income from short-term bank deposits, for the year ended December 31, 2021, was AUD$1,580, compared to AUD$10,539 for the year ended December 31, 2020, a decrease of AUD$8,959 or 85%.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December 31,
	2021		2020		Increase/Decrease
Revenue	AUD$	3,578,603	AUD$	2,066,478	AUD$	1,512,125
Cost of Goods Sold		(1,243,583)		(734,682)		(508,901)
Gross Profit	AUD$	2,335,020	AUD$	1,331,796	AUD$	1,003,224

Cost of goods sold increased at the same pace as the increase in revenue. Gross margin for the year ended December 31, 2021, was 65%, compared to 64% for the year ended December 31, 2020. The highly gross margin is mostly as a result of our strategic planning, which included purchasing components and materials in advance to prepare for future orders and increased new production capacity through a third-party manufacturing facility in an Asian-Pacific country we believe is friendly to U.S. diplomatic interests.

Expenses

	For the twelve months ended December 31,
Expenses:	2021		2020		Increase/Decrease
Sales and Marketing	AUD$	1,692,074	AUD$	1,133,758	AUD$	558,316
Research and Development		2,458,600		2,467,227		(8,627)
General and Administrative		1,430,862		1,296,049		134,813
Finance costs		53,544		12,238		41,306
Foreign exchange costs		184,743		179,932		4,811
Total expenses	AUD$	5,819,823	AUD$	5,089,204	AUD$	730,619

Sales and Marketing expenses.

Sales and marketing expenses were AUD$1,692,074 for the year ended December 31, 2021, compared to AUD$1,133,758 for the year ended December 31, 2020, an increase of AUD$558,316 or 49%. The increase is primarily due to additional headcount, and increased sale and marketing activities mainly in Europe and United States to support the sales and marketing of our cybersecurity and cloud-based products, and future business growth.

Research and Development expenses.

Research and development expenses were AUD$2,458,600 for the year ended December 31, 2021, compared to AUD$2,467,227 for the year ended December 31, 2020, a decrease of AUD$8,627 (less than 1%). The decrease is primarily due to the shift of our resources to support the sales and marketing activities, while maintaining a lower level of research and development activities mainly for customer support needs.

General and Administrative expenses.

General and administrative expenses were AUD$1,430,862 for the year ended December 31, 2021, compared to AUD$1,296,049 for the year ended December 31, 2020, an increase of AUD$134,813 or 10%. The increase is primarily due to additional headcount and increase in certain costs related with the company being publicly traded.

Financial costs.

Financial costs, mostly related with lease liability, were AUD$53,544 for the year ended December 31, 2021, compared to AUD$12,238 for the year ended December 31, 2020, an increase of AUD$41,306 or 338%.

Foreign Exchange.

Foreign exchange costs were AUD$184,743 for the year ended December 31, 2021, compared to AUD$179,932 for the year ended December 31, 2020, an increase of AUD$4,811 or 3%. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the New Israeli Shekel (NIS) and the AUD$.

B. Liquidity and Capital Resources

As of December 31, 2022, we have not achieved positive cash flow from operations and incurred a net loss of AUD$341,469 (approximately $231,978) for the period ended December 31, 2022, and generated AUD$24.1 million (approximately $16.3 million) of accumulated losses since inception.

We have financed our operations to date primarily from August 2022 US$13.3 million initial public offering on Nasdaq Capital Market, public offerings on the ASX, and sales of our products.

As of December 31, 2022, we had cash and cash equivalents of AUD$19.0 million (approximately $12.9 million). Additionally, we also recognized a total of AUD$828,351 (approximately $562,740) as receivables. We estimate that we have adequate financial resources for at least 12 months from December 31, 2022, based on our current cash and trade receivable balances and our ongoing operations. The consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds in the future. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs of our expanding sales and marketing activities, as well as the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through debt or equity financings as well as governmental grants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

AUD$

	For the twelve months ended December 31,
	2022	2021	2020
Net cash used in operating activities	4,468,304	1,806,179	2,120,171
Net cash used in investing activities	26,628	30,534	-
Net cash provided by/(used in) financing activities	19,475,174	3,368,358	(123,435)
(Decrease) Increase in cash and cash equivalents and restricted cash	14,980,242	1,531,645	(2,245,606)
Cash and cash equivalents and restricted cash, at the beginning of the year	3,996,300	2,464,655	4,710,261
Cash and cash equivalents and restricted cash, at the end of the year	18,976,542	3,996,300	2,464,655

Net cash used in operating activities

For the years ended December 31, 2022 and 2021, net cash used in operating activities was AUD$4,468,304 and AUD$1,806,179, respectively. The increase between the periods is primarily due to decrease in receipts from customers, together with increase in payments to supplier mainly related with increased sale and marketing activities mainly in the USA and Europe to support the sales and marketing of our cybersecurity and cloud-based products and increase in costs related with the company’s August 2022 initial public offering, and certain non-recurring general and administrative costs.

For the years ended December 31, 2021 and 2020, net cash used in operating activities was AUD$1,806,179 and AUD$2,120,171, respectively. The decrease between the periods is mostly related with increase in receipts from customers.

Net cash used in investing activities

For the years ended December 31, 2022 and 2021, the net cash used in investing activities was AUD$26,628 and AUD$30,534, respectively.

For the years ended December 31, 2021 and 2020, the net cash used in investing activities was approximately AUD$30,534 and nil, respectively.

Net cash provided by financing activities

For the years ended December 31, 2022, and 2021, the net cash provided by financing activities was AUD$19,475,174 and AUD$3,368,358, respectively. For the year ended December 31, 2022, net cash provided by financing activities was mostly attributed to net proceeds from issuance of shares under August 2022 initial public offering on Nasdaq. For the year ended December 31, 2021, net cash provided by financing activities was mostly attributed to net proceeds from issuance of shares under May 2021 equity investment.

For the year ended December 31, 2021 net cash provided by financing activities was AUD$3,368,358 compare to net cash used in financing activities of AUD$123,435 for the year ended December 31, 2020. For the year ended December 31, 2021, net cash provided by financing activities was mostly attributed to net proceeds from issuance of shares under May 2021 equity investment.

The table below summarizes our contractual obligations as of December 31, 2022 and should be read together with the accompanying comments that follow.

	Payments due by period (AUD$)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	USD$
Operating Lease Obligations(1)	539,487	385,764	153,723	-	-	366,499
Net Employee Benefits(2)	203,636	-	-	-	203,636	138,339
Total	743,123	385,764	153,723	-	203,636	504,838

(1)	Consists of operating leases for our facilities and for motor vehicles.

(2)	Net severance pay obligation to certain of our Israeli employees.

The above table does not include royalties that we may be required to pay to the IIA. For more information, see “Item 5. Operating and Financial Review and Prospects - C. Research and Development, Patents and Licenses.”

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates and other trends that have been adversely impacting economic activity on a global scale in the aftermath of the COVID-19 pandemic. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures. Other than as disclosed elsewhere in this annual report, we are not currently aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue, and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Share-based payments

We have a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes option pricing model, on the date of grant based on certain assumptions. Those assumptions are described in the share-based payments note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on our estimate of shares that will eventually vest.

Governmental liabilities on grants received

The Company measures the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from the Company's future anticipated revenues.

Employee benefits provision

As discussed in Note 2 to our financial statements, the liability for employee benefits expected to be settled more than 12 months from the reporting date is recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion, whereas applicable, and inflation have been taken into account.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the Company’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The Company reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Financial Liability

The Company measures the value of the investors warrants and representative warrants, or Warrants, issued under our August 2022 initial public offering. The fair value of the Warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of the issuance or grant and remeasured at end of each reporting period (December 31, 2022) using certain assumptions. These assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information covering our current directors and executive officers.

Name	Age	Position
Oren Elkayam	49	Chairman and Chief Executive Officer
Yossi Segal	49	Vice President, Research and Development and Director
Liad Gelfer	49	Director of Finance of Mobilicom Ltd. ; Chief Accounting Officer
Campbell McComb	46	Director
Jonathan Brett	65	Director

Oren Elkayam, serves as our Chairman and as Chief Executive Officer. Mr. Elkayam is also a co-founder of Mobilicom Ltd. Mr. Elkayam founded Mobilicom in 2006 but has previously worked extensively within the wireless communications sector. From 2002 to 2003, Mr. Elkayam was CEO of Sortech Ltd, a nano-powder materials technology company. From 2004 to 2006 Mr. Elkayam was the VP of Business Development of Runcom Ltd, a fabless silicon company that develops and sold solutions for broadband mobile communications industry. During his tenure he initiated and negotiated contracts with top carrier companies such as Alcatel-Lucent, Nortel, KDDI, Mitsubishi and Motorola and led investment rounds with international based venture capital funds. Additionally, he served as an Officer in the Israeli Air Force in an elite R&D unit, leading large cutting edge technology projects. Mr. Elkayam holds a Bachelor of Science degree in Electrical Engineering and a Master of Business Administration degree (magna cum laude) from Ben-Gurion University, Israel.

Yossi Segal, serves as our Vice President of Research and Development and as a member of our board of directors. Mr. Segal is also a co-founder of Mobilicom Ltd. Before joining us in December of 2006, Mr. Segal was the Chief Technology Officer and a founding member of Runcom Ltd. from August 2000 to August 2006. Mr. Segal is a worldwide expert in OFDM/A and has written essential patents for OFDM/A technology, being the first to implement OFDM/A in a working product. He has also previously led the design and development groups of three mobile integrated circuits (IC chip) and eight wireless broadband systems which are currently in operation and sold worldwide. Mr. Segal has taken a leading role in several international wireless standards (IEEE and ETSI) as a committee voting member, and served in the Israeli Army as an officer in an elite electronic warfare research and development unit. Mr. Segal holds a Bachelor of Science degree (magna cum laude) and Master of Science degree in Electrical Engineering and a Master of Business Administration degree all from Ben-Gurion University, Israel.

Liad Gelfer, serves as the Director of Finance of Mobilicom Ltd. since July 2021. Mr. Gelfer brings vast experience and background in various emerging and publicly-traded companies. He has extensive knowledge in financial reporting, financial modelling and forecasting, mergers and acquisitions and initial public offering procedures and internal controls. From January 2020 to June 2021, Mr. Gelfer served as the Chief Financial Officer of Schindler. From January 2018 to December 2019, he was the Chief Financial Officer at Safend. From June 2009 to December 2017, Mr. Gelfer was the Senior Corporate Controller at Compugen Ltd. a dual listed (TASE and Nasdaq: CGEN) biotech company. He also served as Director of Finance of Supercom (NASADQ: SPCB) a hi-tech company. Mr. Gelfer holds a bachelor's degrees in Business Management and Accounting, and a Master of Business Administration degree in Accounting and Finance, both from the College of Management Academic Studies.

Campbell McComb, serves as a member of our board of directors since February 2017. Mr. McComb has over 20 years’ experience in funds management and investment banking and has overseen or been actively involved in the development of a number of successful funds management businesses. Mr. McComb is currently the Managing Director of Auctus Investment Group Limited (ASX: AVC), an alternative investment manager. Mr McComb previously served as Managing Director of Easton Investments, an ASX-listed investment company, where he was responsible for overseeing the growth of the advisory business to approximately AUD$1bn of funds under advice and management. Mr. McComb holds a bachelor’s degree in Economics from La Trobe University and a post-graduate diploma in Applied Finance and Investment from the Securities Institute of Australia. In 2013 he completed the Asialink Leaders Program through the University of Melbourne. He is a Graduate Member of the Australian Institute of Company.

Jonathan Brett, serves as a member of our board of directors since 2018. Mr. Brett is a highly strategic senior director with a strong track record of driving transformational business performance and profitability across multiple geographies. He currently serves (i) as the Executive Chairman of Stridecorp Equity Partners (since March 2016), (ii) as a Non-Executive Director and Chair of Audit and Risk at Corporate Travel Management Limited (Since January 2020), and (iii) as Non-Executive Director at Soho Property App (since March 2018). From September 2018 to July 2019, he was the Non- Executive Chairman for Indoor Skydive Australia Group Ltd. From July 2010 to August 2018, Mr. Brett served as a Non-Executive Director of Vocus Group Limited. He holds a bachelor’s degree in Commerce, a bachelor’s degree in Accountancy and master’s degree in Commerce from the University of Witwatersrand and is a Chartered Accountant (South Africa).

Family Relationships

There are currently no family relationships between any members of our executive management and our directors.

B. Compensation

Principles used to determine the nature and amount of remuneration

The objective of our reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and it is considered to conform to the market best practice for the delivery of reward. Our board of directors ensures that executive reward satisfies the following key criteria for good reward governance practices:

●	Competitiveness and reasonableness

●	Acceptability to shareholders

●	Performance linkage / alignment of executive compensation

●	Transparency

The board of directors is responsible for determining and reviewing remuneration arrangements for its directors and executives. The performance of the company depends on the quality of its directors and executives. The remuneration philosophy is to attract, motivate and retain high performance and high-quality personnel.

The reward framework is designed to align executive reward to shareholders’ interests. . The board of directors has considered that it should seek to enhance shareholders’ interests by:

●	having economic profit as a core component of plan design

●	focusing on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value

●	attracting and retaining high calibre executives

Additionally, the reward framework should seek to enhance executives’ interests by:

●	rewarding capability and experience

●	reflecting competitive reward for contribution to growth in shareholder wealth

●	providing a clear structure for earning rewards

In accordance with best practice corporate governance, the structure of non-executive director and executive director remuneration is separate.

Non-executive directors remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors’ fees and payments are reviewed annually by the board of directors. The board of directors may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors’ fees and payments are appropriate and in line with the market.

ASX listing rules require the aggregate non-executive directors’ remuneration be determined periodically by a general meeting. The most recent determination by shareholders, following the ASX listing in April 2017, set the maximum annual aggregate remuneration of AUD$40,000.

Executive remuneration

We aim to reward executives based on their position and responsibility, with a level and mix of remuneration which has both fixed and variable components.

The executive remuneration and reward framework has five components:

●	base pay and non-monetary benefits;

●	short-term performance incentives;

●	share-based payments; and

●	other remuneration such as Israel social benefits and long service leave.

The combination of these comprises the executive’s total remuneration.

Fixed remuneration, consisting of base salary, Israel social benefits, superannuation and non-monetary benefits, are reviewed annually by the board of directors based on individual and business unit performance, our overall performance and comparable market remunerations.

Executives may receive their fixed remuneration in the form of cash or other fringe benefits (for example motor vehicle benefits) where it does not create any additional costs to us and provides additional value to the executive.

The short-term incentives, or STI program is designed to align the targets of the business units with the performance hurdles of executives. STI payments are granted to executives based on specific annual targets and key performance indicators, or KPI’s being achieved. KPI’s include profit contribution, customer satisfaction, leadership contribution and product management.

The long-term incentives include long service leave and share-based payments. Shares may be awarded to executives over a period of three years based on long-term incentive measures. These include increase in shareholders’ value relative to the entire market and the increase compared to our direct competitors.

Details of Remuneration for fiscal year 2022

(in AUD$’s)

	Short-term benefits			Post-employment benefits	Long-term benefits	Israel deferred payments			Share-based payments
	Cash salary and fees	Cash Bonus	Non-monetary	Israel social benefits	Long service leave	2021 deferred salary	Accumulated severance benefit	Israel employment settlement	Equity-Settled	Total	Total
	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	$ USD
Non-Executive Directors:
Campbell McComb(1)	40,000	-	-	-	-	-	-	-	14,690	54,690	37,153
Jonathan Brett(2)	40,000	-	-	-	-	-	-	-	19,586	59,586	40,480

Executive Directors and Officers
Oren Elkayam(3)(4)(9)	355,210	-	14,667	145,967	-	122,275	257,317	102,788	29,380	1,027,604	698,101
Yossi Segal(3)(5)(10)	355,432	-	16,106	148,204	-	122,276	-	49,112	29,380	720,509	489,476
Ofer Laufer(6)(7)	141,452	-	4,975	37,977	-	-	-	-	5,288	189,691	128,866
Liad Gelfer(8)	156,886	34,856	5,001	43,127	-	-	-	-	12,110	251,980	171,182

(1)	Mr. McComb received his remuneration through Camac Investments Pty Ltd (an entity associated with him). On July 9, 2021, Mr. McComb was granted 1,500,000 options exercisable to ordinary shares, at an exercise price of AUD$0.08, vesting over 3 years.

(2)	On July 9, 2021, Mr. Brett was granted 2,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.08, vesting over 3 years.

(3)	During 2020, Mr. Elkayam and Mr. Segal agreed to defer a significant portion of their monthly salary to improve the company’s cash position. In August 2022, the salaries of Mr. Elkayam and Mr. Segal returned to normal (full) level, retroactively from May 2021. 2022 Remuneration includes non-recurring retroactive payments of AUD$244,551 related with the period May- December 2021.

(4)	Mr. Elkayam remuneration costs include non-recurring payments for unpaid accumulated severance benefit completion of AUD$257,317 and end of employment settlement cost of AUD$102,788 both related with Mr. Elkayam end of employment under the Israeli subsidiary, Mobilicom Ltd. on November 30, 2022. On December 1, 2022, Mr. Elkayam started position under the U.S. subsidiary, Mobilicom Inc.

(5)	Mr. Segal remuneration costs include non-recurring partial redemption of accrued vacation in total of AUD$49,112.

(6)	On December 29, 2020, Mr. Laufer was granted 2,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.08, vesting over 4 years.

(7)	Mr. Laufer employment was terminated on November 14, 2022.

(8)	On April 14, 2022, Mr. Gelfer was granted 1,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.05, vesting over 4 years.

(9)	On July 9, 2021, Mr. Elkayam was granted 3,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.08, vesting over 3 years.

(10)	On July 9, 2021, Mr. Segal was granted 3,000,000 options exercisable to ordinary shares, at an exercise price of AUD$0.08, vesting over 3 years.

 Employment Agreements with Executive Officers

Oren Elkayam is the Chairman and Chief Executive Officer of the Company, and entered into a written employment agreement with us on November 2, 2016 and an addendum to the Employment Agreement with our subsidiary, Mobilicom, Ltd on February 28, 2017 for $250,000 per annum, payable in NIS at the conversion rate in effect on November 2, 2016. Mr. Elkayam is also entitled to annual bonus payments. Mr. Elkayam’s employment with us may be terminated upon 60 days’ written notice, or immediately by us “for cause” which includes situations including a breach of trust or fiduciary duty (conviction of a criminal offense and negligence causing harm to our business or reputation. If terminated for any reason other than for cause, Mr. Elkayam will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 6 months following termination. On November 30, 2022, following relocation by the Company to the U.S., Mr. Elkayam employment under our Israeli subsidiary Mobilicom Ltd. was terminated, and he started position under the newly incorporated U.S. subsidiary, Mobilicom Inc.

Yossi Segal is the Vice President, Research and Development and Executive director of the Company, and entered into a written agreement with us on November 2, 2016 and an addendum to the Employment Agreement with our subsidiary on February 28, 2017 for $250,000 per annum, payable in NIS at the conversion rate in effect on November 2, 2016. Mr. Segal is also entitled to annual bonus payments. Segal’s employment with us may be terminated upon 60 days’ written notice, or immediately by us “for cause” which include a breach of trust or fiduciary duty, conviction of a criminal offense and negligence causing harm to our business or reputation. If terminated for any reason other than for cause, Mr. Segal will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 6 months following termination.

Offer Laufer was the Chief Operating Officer of our subsidiary, Mobilicom Ltd. until November 14, 2022. Mr. Laufer entered into a written agreement with the subsidiary on September 17, 2020 for NIS 40,000 (approximately $11,360) per month, inclusive of a NIS 2,800 (approximately $795) car allowance. Mr. Laufer was entitled to annual bonus payments upon our achievement of certain targets. Mr. Laufer’s employment agreement included a provision whereby his employment could be terminated upon 60 days’ written notice, or immediately by us for cause which included a breach of trust or fiduciary duty, conviction of a criminal offense and negligence causing harm to our business or reputation. If terminated for any reason other than for cause, Mr. Laufer was entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 60 days following termination. On November 14, 2022, Mr. Laufer employment was terminated.

Liad Gelfer is the Director of Finance of our subsidiary, Mobilicom Ltd., and entered into a written agreement with the subsidiary on June 1, 2021 for NIS 30,000 (approximately $8,520) per month. Mr. Gelfer’s employment with us may be terminated upon 60 days’ written notice, or immediately by us for cause which include a breach of trust or fiduciary duty, conviction of a criminal offense and negligence causing harm to our business or reputation. If terminated for any reason other than for cause, Mr. Gelfer will be entitled to a paid salary, together with other benefits detailed in the employment agreement, for a period of 60 days following termination.

The conversion from NIS into U.S. dollars was made at the exchange rate as of December 31, 2022, on which NIS1.00 equaled $0.284. The use of $ is solely for the convenience of the reader.

C. Board Practices

Board of Directors

Our board of directors currently consists of four members.

Directors may be elected at each annual general meeting of our shareholders and, subject to any express contractual terms which may apply to executive Directors, serve until they retire or are removed by a majority vote of shareholders. In addition, our Constitution (and the ASX Listing Rules) require that the number nearest to but not more than one-third of the directors (excluding the CEO) must retire at each annual general meeting – directors who retire in this manner are eligible for re-election at the same annual general meeting. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

●	our Constitution specifies that the number of directors must not be lower than that required by Australian law (being three directors) and not greater than twelve Directors and our board of directors may determine the number of directors within those limits;

●	as set forth in our Board Charter, it is recommended that the membership of the board of directors should consist of a majority of independent directors who satisfy the independence criteria guidelines recommended by the ASX Corporate Governance Principles and Recommendations 4th Edition;

●	it is recommended by the ASX Corporate Governance Principles and Recommendations that the Chairman of our board of directors should be an independent director who satisfies the independence criteria guidelines recommended by the ASX Corporate Governance Principles and Recommendations; and

●	our board of directors should, collectively, have the appropriate level of personal qualities, skills, experience, and time commitment to properly fulfill its responsibilities or have ready access to such skills where they are not available.

Our board of directors has delegated responsibility for the conduct of our businesses to the Chief Executive Officer, but remains responsible for overseeing the performance of management. Our board of directors has established delegated limits of authority, which define the matters that are delegated to management and those that require board of directors’ approval. Under the Corporations Act, at least two of our directors must be resident Australians.

Committees

To assist our board of directors with the effective discharge of its duties, we have established a Remuneration and Nomination Committee and an Audit and Risk Committee, which committees operate under a specific charter approved by our board of directors.

Remuneration and Nomination Committee

The members of our Remuneration and Nomination Committee are Jonathan Brett and Campbell McComb. Mr. Brett acts as chairman of the committee.

The committee’s role involves:

●	identifying, evaluating and recommending qualified nominees to serve on our board of directors;

●	evaluating, adopting and administering our compensation plans and similar programs advisable for us, as well as modifying or terminating existing plans and programs;

●	establishing policies with respect to equity compensation arrangements; and

●	overseeing, reviewing and reporting on various remuneration matters to our board of directors.

Audit and Risk Committee

We established an Audit and Risk Committee, whose members consists of Campbell McComb and Jonathan Brett. Subject to applicable phase-in requirements, the members of the committee meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the Nasdaq Capital Market. Each member of our audit committee meets the financial literacy requirements of the listing standards of the Nasdaq Capital Market. The principal duties and responsibilities of our audit committee will include, among other things:

●	overseeing and reporting on various auditing and accounting matters to our board of directors, including the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices;

●	overseeing and reporting on various risk management matters to our board of directors;

●	considering and approving or disapproving all related-party transactions;

●	reviewing our annual and semi-annual financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

●	reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;

●	evaluating the performance of our independent registered public accounting firm and deciding whether to retain their services; and

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Code of Conduct

We have established a Corporate Governance Statement, which includes a code of conduct. Our Corporate Governance Statement sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Mobilicom. The following standards of behavior apply to all directors, executive officers and employees of Mobilicom:

●	comply with all laws that govern us and our operations;

●	act honestly and with integrity and fairness in all dealings with others and each other;

●	avoid or manage conflicts of interest;

●	use our assets responsibly and in the best interests of Mobilicom; and

●	be responsible and accountable for our actions.

The Code of Conduct is available on our website at https://mobilicom-ltd.com.au/.

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Employee Share Option Plan

At the 2022 Annual General Meeting of shareholders held on May 20, 2022, our shareholders approved our employee stock ownership plan, or the 2022 Plan and authorized directors to issue options at their discretion in accordance with the 2022 Plan, up to limits approved for the purposes of the ASX Listing Rules, from time to time. Under the rules of the 2022 Plan, our board of directors may offer options to our employees and consultants. A summary of the 2022 Plan is set out below.

Eligible Employees

Means any of our full or part time employees or consultants or those of our associated bodies corporate, or other such persons that our board of directors see fit, excluding members of our board of directors (unless separate shareholder approval is obtained).

Option

Means an option to acquire a Share issued in accordance with the 2022 Plan.

Purpose

The 2022 Plan is intended to provide mechanisms through which we can incentivize key management, staff and contractors.

2022 Plan Administration

The 2022 Plan shall be administered by the board of directors who shall have power to:

(i)	determine appropriate procedures for administration of the 2022 Plan consistent with the 2022 Plan Terms and Conditions;

(ii)	resolve conclusively all questions of fact or interpretation or dispute in connection with the 2022 Plan and settle, as the directors in their absolute discretion determine expedient, any difficulties or anomalies howsoever arising with or by reason of the operation of the 2022 Plan; and

(iii)	delegate to any one or more persons for such period and on such conditions as it may determine the exercise of any of the directors’ powers or discretions arising under the 2022 Plan.

Eligibility

Eligible Employees entitled to participate in the 2022 Plan shall be determined by the directors in their absolute discretion taking into account a person’s skills, experience, length of service, remuneration level and such other criteria as the directors consider appropriate in the circumstance.

Offer and Application

An application to be issued Options may be made by Eligible Employees invited to participate in the 2022 Plan using the acceptance form which will accompany the invitation to participate in the 2022 Plan.

The invitation to an Eligible Employee to participate in the 2022 Plan will include:

(i)	whether the Options issued may incorporate performance related factors;

(ii)	the number of Options to be issued to an Eligible Employee under the 2022 Plan;

(iii)	the exercise price of the Options, subject to applicable laws; and

(iv)	the periods during which the Options may be exercised or will vest.

Options not Transferrable

An Option may not be transferred or assigned except that a legal personal representative of a holder of an Option who has died or whose estate is liable to be dealt under the laws relating to mental health will be entitled to be registered as the holder of that Option after the production to the directors of such documents or other evidence as the directors may reasonably require to establish that entitlement.

Acquisition Price

Options will be issued free of charge to Eligible Employees.

Maximum Number of Options and Shares

The total number of securities that can be issued pursuant to the 2022 Plan without further shareholder approval on and from the Meeting is limited to 50,000,000. The Company proposes issuing the 46,000,000 Options the subject of Resolutions 7A to 7E to 2022 AGM under the Plan. These Options, although being issued under the 2022 Plan, are in addition to the limit on the maximum number of securities that may be issued under the 2022 Plan noted above.

Subject to compliance with the ‘5% issue limit’ set out in ASIC Class Order 14/1000 as applicable, Options may be offered under the 2022 Plan without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act. The Company may also issue Options (whether under this 2022 Plan or otherwise) without the issue of a disclosure document in reliance on other exceptions to the disclosure requirement of the Corporations Act 2001 (Cth) including issued that did not need disclosure to investors because of section 708 of the Corporations Act.

Lapse of Options

Unless the directors in their absolute discretion determine otherwise, Options shall lapse upon the earlier of:

(i)	the expiry of the exercise date;

(ii)	the expiry of 60 days after the Option holder ceases to be an Eligible Employee by reason of dismissal, resignation or termination of employment, office or services for any reason;

(iii)	the expiry of 60 days after the Option holder ceases to be an Eligible Employee by reason of retirement; or

(iv)	a determination by the directors acting reasonably that the Option holder has acted fraudulently, dishonestly or in breach of his or her obligations to us or an associated body corporate.

Rights Attaching to Shares

Shares issued pursuant to the exercise of Options will in all respects, including bonus issues and new issues, rank equally and carry the same rights and entitlements as other Shares on issue.

Capital Event/Change of Control

Notwithstanding the Terms and Conditions, upon the occurrence of a Trigger Event the directors may determine:

(i)	that the Options may be exercised at any time from the date of such determination, and in any number until the date determined by the directors acting bona fide so as to permit the holder to participate in any change of control arising from a Trigger Event provided that the directors will forthwith advise in writing each holder of such determination (thereafter, the Options shall lapse to the extent they have not been exercised); or

(ii)	to use their reasonable endeavours to procure that an offer is made to holders of Options on like terms (having regard to the nature and value of the Options) to the terms proposed under the Trigger Event in which case the directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the Options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

Trigger Event means:

(i)	the despatch of a notice of meeting to consider a scheme of arrangement us and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;

(ii)	the service of a bidder’s statement or a like document on us; or

(iii)	the date upon which a person or a group of associated person becomes entitled, subsequent to the date of issue of the Option, to sufficient Shares to give it or them the ability, in general meeting to replace all, or allow a majority, of directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons.

No Quotation of Options

The Options will not be quoted on the ASX. However, application will be made to the ASX for official quotation of the Shares issued on the exercise of the Options.

As of December 31, 2022, the Company has not yet issued any securities under the 2022 Plan.

Assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2022 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

All options granted under the 2022 Plan are deemed to be granted for no consideration.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 1,331,279,665 ordinary shares outstanding as of March 30, 2023 by:

●	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of March 30, 2023. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of March 30, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Ordinary shares subject to options currently exercisable or exercisable within 60 days of March 30, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders have different voting rights from other shareholders. Unless otherwise indicated, the address for each of the persons listed in the table below is Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000.

	Number of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
AWM Investment Company, Inc. (1)	117,330,400	8.8%
Bard Associates, Inc. (2)	115,802,500	8.7%
Brio Capital Master Fund Ltd. (3)	74,348,450	5.6%
Brio Capital Management LLC (4)	74,348,450	5.6%

Directors and senior management who are not 5% holders:
Oren Elkayam(5)	39,929,775	3.0%
Yossi Segal(6)	32,092,158	2.4%
Campbell McComb(7)	4,645,120	*
Jonathan Brett(8)	3,166,667	*
Udi Altshuler	-	*
Ofer Laufer(9)	500,000	*
Liad Gelfer(10)	250,000	*
All directors and senior management as a group (7 persons)	80,583,720	6.1%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on information contained in a Schedule 13G filed with the SEC on February 14, 2023 by AWM Investment Company, Inc. Consist of (i) 69,877 ADS held directly by AWM Investment Company, Inc, (ii) warrants to purchase 58,641 ADSs held by Special Situations Cayman Fund, L.P.,, (iii) 233,334 ADSs and warrants to purchase 196,074 ADSs held by Special Situations Fund III QP, L.P., (iv) 19,168 ADSs and warrants to purchase 17,247 ADSs held by Special Situations Technology Fund, L.P., and (v) 104,277 ADSs and warrants to purchase 91,138 ADSs held by Special Situations Technology Fund II, L.P. AWM Investment Company, Inc. is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership, Special Situations Fund III QP, L.P., a Delaware limited partnership, Special Situations Technology Fund, L.P., a Delaware limited partnership and Special Situations Technology Fund II, L.P., a Delaware limited partnership.

(2)	Based on information contained in a Schedule 13G filed with the SEC on February 6, 2023 by Bard Associates, Inc. Consist of 206,300 ADSs and warrants to purchase 214,800 ADSs.

(3)	Based on information contained in a Schedule 13G filed with the SEC on March 15, 2023 by Brio Capital Master Fund Ltd. Consist of 270,358 ADSs. The shares do not include 121,000 ADSs issuable upon exercise of certain warrants held by Brio Capital Master Fund Ltd., which are subject to 4.99% blocker. Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by the Brio Capital Fund Ltd.

(4)	Based on information contained in a Schedule 13G filed with the SEC on March 15, 2023 by Brio Capital Management LLC. Consist of 270,358 ADSs. The shares do not include 121,000 ADSs issuable upon exercise of certain warrants held by Brio Capital Master Fund Ltd., which are subject to 4.99% blocker. The shares are held by Brio Capital Master Fund Ltd. Brio Capital Management LLC, is the investment manager of Brio Capital Master Fund Ltd. and has the voting and investment discretion over securities held by the Brio Capital Master Fund Ltd.

(5)	Consists of (i) 925,000 shares held directly by Mr. Elkayam, (ii) 36,404,775 shares held by a trustee on behalf of Mr. Elkayam, (iii) 1,600,000 shares held by Elkayam 101 Ltd. an entity controlled by Mr. Elkayam, and (iv) 1,000,000 shares issuable upon exercise of outstanding options at an exercise price of AUD$0.08 that are currently exercisable or will be exercisable within 60 days from the date of this Annual Report. The shares do not include options to purchase 2,000,000 shares at an exercise price of AUD$0.08 per share and expiring in July 2026, that vest in more than 60 days from the date hereof. Mr. Elkayam has voting and dispositive control over all of these securities of the Company.

(6)	Consists of (i) 925,000 shares held directly by Mr. Segal, (ii) 30,167,158 shares held by a trustee on behalf of Mr. Segal, and (iii) 1,000,000 shares issuable upon exercise of outstanding options at an exercise price of AUD$0.08 that are currently exercisable or will be exercisable within 60 days from the date of this Annual Report. The shares do not include options to purchase 2,000,000 shares at an exercise price of AUD$0.08 per share and expiring in July 2026, that vest in more than 60 days from the date hereof. Mr. Segal has voting and dispositive control over all of these securities of the Company.

(7)	Consists of (i) 100,000 shares held by CM2 INVESTMENTS PTY LTD <MCCOMB SUPER FUND A/C>, (ii) 1,330,000 shares held by CM2 INVESTMENTS PTY LIMITED <MCCOMB SUPER FUND A/C> , (iii) 1,715,120 shares held by AUCTUS INVESTMENT HOLDINGS PTY LTD, and (iv) 1,500,000 shares issuable upon exercise of outstanding options at a weighted average exercise price of AUD$0.13 that are currently exercisable or will be exercisable within 60 days from the date of this Annual Report. The shares do not include options to purchase 1,000,000 shares at an exercise price of AUD$0.08 per share and expiring in July 2026, that vest in more than 60 days from the date hereof. Mr. McComb has voting and dispositive control over our securities held by CM2 INVESTMENTS PTY LTD <MCCOMB SUPER FUND A/C>, CM2 INVESTMENTS PTY LIMITED <MCCOMB SUPER FUND A/C, and AUCTUS INVESTMENT HOLDINGS PTY LTD.

(8)	Consists of (i) 1,250,000 shares held by DALESAM PTY LTD <JON BRETT SUPER FUND A/C>, (ii) 250,000 shares held by DALESAM PTY LIMITED, and (iii) 1,666,667 shares issuable upon exercise of outstanding options at a weighted average exercise price of AUD$0.12 that are currently exercisable or will be exercisable within 60 days from the date of this Annual Report. The shares do not include options to purchase 1,333,333 shares at an exercise price of AUD$0.08 per share and expiring in July 2026, that vest in more than 60 days from the date hereof. Mr. Brett has voting and dispositive control over our securities held by DALESAM PTY LTD <JON BRETT SUPER FUND A/C>.

(9)	Mr. Laufer was the Chief Operating Officer of our subsidiary, Mobilicom Ltd. until November 14, 2022. Consists of 500,000 shares issuable upon exercise of outstanding options at an exercise price of AUD$0.08 that are currently exercisable or will be exercisable within 60 days from the date of this Annual Report. The shares do not include options to purchase 1,500,000 shares at an exercise price of AUD$0.08 which were forfeited on November 14, 2022.

(10)	Consists of 250,000 shares issuable upon exercise of outstanding options at an exercise price of AUD$0.05 that are currently exercisable or will be exercisable within 60 days from the date of this Annual Report. The shares do not include options to purchase 750,000 shares at an exercise price of AUD$0.05 per share and expiring in April 2027, that vest in more than 60 days from the date hereof.

Record Holders

Based upon a review of the information provided to us by our registrar in Australia, as of March 30, 2023, there were a total of 635 holders of record of our Ordinary Shares, of which all record holders had registered addresses in Australia. Based upon a review of the information provided to us by The Bank of New York Mellon, the depositary of the ADSs, as of March 30, 2023, there were 56 holders of record of the ADSs on record with the Depository Trust Company. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

B. Related Party Transactions

Other than transactions related to compensation of our executive officers and directors as described under “Compensation” and “Employment Agreements with Executive Officers” sections above, we have not entered into any related party transaction.

Pursuant to our Constitution and deed of indemnity, insurance and access agreements, we have agreed to indemnify directors to the full extent permitted by law, and to maintain director and office insurance for our officers and directors. policy as expressed in the Securities Act and is therefore unenforceable.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

See “Item 4.B. Business Overview—Legal Proceedings.”

Dividends

We have not declared or paid any dividends on our ordinary shares, and we do not anticipate paying any dividends in the foreseeable future. Our board of directors presently intends to reinvest all earnings in the continued development and operation of our business.

Payment of dividends in the future, if any, will be at the discretion of our board of directors. If our board of directors elects to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors that our board of directors may deem relevant.

B. Significant Changes

Other than as otherwise described in this Annual Report on Form 20-F and as set forth below, no significant change has occurred in our operations since the date of our financial statements included in this Annual Report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On August 25, 2022, our ADSs and warrants commenced trading on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively. The Company commenced trading on the ASX on May 2, 2017.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs and warrants trade on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively. Our shares trade on the ASX under the symbol “MOB”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Articles of Association

A copy of our Constitution is attached as Exhibit 1.1 to this Annual Report on Form 20-F. Other than as disclosed below, the information called for by this Item is set forth in Exhibit 2.1 to this Annual Report on Form 20-F and is incorporated by reference into this Annual Report on Form 20-F.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4. “Information on Our Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report on Form 20-F.

D. Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

E. Taxation.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares, ADSs, and warrants. This discussion is based on the laws in force as of the date of this Annual Report on Form 20-F , and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares, ADSs and warrants in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares, ADSs, or warrants. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares or ADSs. For this purpose, a “U.S. Holder” is a holder of our ordinary shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares or ADSs. This summary generally considers only U.S. Holders that will own our ordinary shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”), all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or ADSs representing 10% or more of the stock of our Company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares or ADSs through a partnership or other pass-through entity are not addressed.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISER FOR THE SPECIFIC TAX CONSEQUENCES TO THAT INVESTOR OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES OR ADSs, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares or ADSs (including the amount of any tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares or ADSs to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Treaty satisfies this requirement and we believe we are eligible for the benefits of the Treaty.

In addition, our dividends will be qualified dividend income if our ordinary shares or ADSs are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “—Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Australian taxes withheld therefrom. Cash distributions paid by us in Australian dollars will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such Australian dollars for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the Australian dollars into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such Australian dollars arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Subject to certain significant conditions and limitations, including potential limitations under the Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Australian tax withheld on distributions on our ordinary shares or ADSs. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our ordinary shares or ADSs will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “—Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares or ADSs, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares or ADSs. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets generally determined on the basis of a quarterly average and based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of rents, dividends, interest, royalties, gains from the disposition of passive assets and gains from commodities and securities transactions. Cash is treated as generating passive income.

Based primarily on the composition of our assets, it is possible that we will be a PFIC for our tax year ending December 31, 2023, and for subsequent tax years. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the proceeds from the offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares or ADSs at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares or ADSs will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

We may invest in the equity of foreign corporations that are PFICs or may own subsidiaries that are PFICs (any such entity, a “lower-tier PFIC”). If we are classified as a PFIC, under attribution rules, U.S. Holders will be subject to the PFIC rules with respect to their indirect ownership interests in such lower-tier PFICs, such that a disposition by us of the shares of the lower-tier PFIC or receipt by us of a distribution from the lower-tier PFIC generally will be treated as a deemed disposition of such shares or the deemed receipt of such distribution by the U.S. Holder, subject to taxation under the PFIC rules even though the U.S. Holder does not receive any proceeds from those dispositions or distributions. There can be no assurance that a U.S. Holder will be able to make a QEF election with respect to any lower-tier PFICs in which we invest. U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to an investment by us in a lower-tier PFIC.

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF election for all taxable years that such U.S. Holder has held the ordinary shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. While we will make an effort to provide such information, we cannot assure you that we will be able to do so. If we are unable to provide this information, the QEF election will not be available to you.

In addition, in certain circumstances, in lieu of being subject to the PFIC rules discussed above, you may make an election – the “mark-to-market election” to include in your income each year the unrealized appreciation of your PFIC stock during the year. The mark-to-market election is available only if our stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if our ADSs are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that our ADSs will be “regularly traded” for purposes of the mark-to-market election. While we would expect the ASX, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the ASX is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-mark election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the subsequent sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but your basis in your shares will have been adjusted, as described below, to reflect the amount of ordinary gain or loss that you realized as a result of each mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See “—Taxation of the Sale, Exchange or other Disposition of ordinary shares or ADSs” above for the treatment of capital gains and losses.

Your adjusted tax basis in the ordinary shares or ADSs will be increased by the amount of any income inclusion and decreased by the amount of any losses under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares or ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

U.S. Holders who hold our ordinary shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ordinary shares or ADSs and proceeds from the sale, exchange or other disposition of the ordinary shares or ADSs, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded (or credited against such U.S. Holder’s U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938), and/or on FinCEN Form 114 (Report of Foreign Bank and Financial Accounts (FBAR)) information with respect to their investment in the ordinary shares or ADSs not held through an account with a U.S. financial institution. U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding foreign financial asset reporting requirements with respect to their investment in the ordinary shares or ADSs.

U.S. Holders who acquire any of the ordinary shares or ADSs for cash may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, the U.S. Holder owns directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ordinary shares or ADSs when aggregated with all related transfers under applicable regulations, exceeds U.S.$100,000. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

If we are treated as a PFIC, U.S. Holders generally are required to file to file annual tax returns (including on IRS Form 8621) containing such information as the U.S. Treasury requires (whether or not a mark-to-market election is or has been made). A U.S. Holder that is not otherwise required to file a U.S. tax return must still file IRS Form 8621 in accordance with the instructions for such form. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related taxable year may not close until three years after the date on which the required information is filed. U.S. Holders should consult their tax advisors regarding the IRS information reporting and filing obligations that may arise as a result of the ownership of shares in a PFIC, including IRS Form 8621.

Exercise and Expiration of Warrants

In general, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of warrants into ADSs. The U.S. federal income tax treatment of a cashless exercise of warrants into our ADSs is unclear. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

The expiration of a warrant will be treated as if the U.S. Holder sold or exchanged the warrant and recognized a capital loss equal to the U.S. Holder’s tax basis in the warrant.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). An adjustment to the warrants that could result in a constructive distribution to a U.S. Holder would be treated as described under “Taxation of Dividends Paid on ordinary shares or ADSs ” above, and the tax treatment of distributions on the warrants is unclear. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the U.S. Holder. U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to and distributions on the warrants.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares, warrants, or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs. This discussion represents the opinion of, Australian counsel to Mobilicom.

It is based upon existing Australian tax law as of the date of this Annual Report on Form 20-F , which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder. Consequently, the underlying ordinary shares will be regarded as owned by our ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to our ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of ordinary shares for Australian taxation purposes. We note that the holder of an ADS will be treated for Australian tax purposes as the owner of the underlying ordinary shares that are represented by such ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Treaty.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian mining, quarrying or prospecting rights. The Treaty is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. This rate does not include the Temporary Budget Repair Levy of 2% that applies in certain circumstances. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on the ASX or Nasdaq at all relevant times and the shares do not represent 90% or more of all of our issued shares.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to certain information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

I. Subsidiary Information.

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, some of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of AUD$/NIS exchange rates, which is discussed in detail in the following paragraph.

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in AUD$/NIS currency exchange rates. While our functional currency is AUD$ the vast majority of our expenses is denominated in NIS. For 2022, assuming a 10% devaluation of the AUD$ the NIS, we would experience an increase in our net loss of approximately AUD$434,000, while assuming a 10% appreciation of the AUD$ against the NIS, we would experience a decrease in our net loss of approximately AUD$355,000. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Liquidity risk

We monitor forecasts of our liquidity reserve (comprising cash and cash equivalents). We generally carry this out based on our expected cash flows in accordance with practice and limits set by our management. We are in the process of expanding our operations and the expenses associated therewith and we are therefore exposed to liquidity risk. However, we believe that our existing funds will enable us to fund our operating expenses and capital expenditure requirements for the twelve months following the date of this Annual Report on Form 20-F.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no material modifications to the rights of security holders.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The current members of our audit committee are Mr. Campbell McComb and Mr. Jonathan Brett, each meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of the Nasdaq Capital Market and each meet the financial literacy requirements of the listing standards of the Nasdaq Capital Market.

ITEM 16B. CODE OF ETHICS

We have established a Corporate Governance Statement, which includes a code of conduct. Our Corporate Governance Statement, sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Mobilicom. The following standards of behavior apply to all directors, executive officers and employees of Mobilicom:

●	comply with all laws that govern us and our operations;

●	act honestly and with integrity and fairness in all dealings with others and each other;

●	avoid or manage conflicts of interest;

●	use our assets responsibly and in the best interests of Mobilicom; and

●	be responsible and accountable for our actions.

The Code of Conduct is available on our website at https://mobilicom-ltd.com.au/.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, a Firm in the BDO Global Network, an independent registered public accounting firm, or BDO, has served as our principal independent registered public accounting firm for the years ended December 31, 2022, and 2021.

The following table provides information regarding fees paid or to be paid by us to BDO , an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2022, and 2021:

	Year Ended December 31,
(USD in thousands)	2022	2021

Audit fees (1)	182	74
Tax fees (2)	11	10
Other fees (3)	127	26

Total	320	110

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.
(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.
(3)	Other fees consist of our August 2022 initial public offering related fees others.

Pre-Approval of Auditors’ Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares and warrants on the Nasdaq Capital Market, we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the applicable laws in Australia (ASX Listing Rules and the Corporations Act) in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

In accordance with Australian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the applicable Australian law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

The Nasdaq listing rules allow for a foreign private issuer, such as us, to follow its home country practices in lieu of certain of the Nasdaq’s corporate governance standards. In connection with our Nasdaq Listing Application, we expect to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq Listing Rules. In compliance with Australian law, our Constitution provides that three shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we seek to claim this exemption.

●	We rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and the ASX Listing Rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% of our issued share capital in any 12-month period (but, in determining the 15% limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) issuances of securities to directors or their associates under an employee incentive plan. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

●	We rely on an exemption from the requirement that issuers must maintain charters for each of the following committees in compliance with Nasdaq Listing Rules: audit committee, nomination committee and compensation committee. In addition, we expect to rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with Nasdaq Listing Rules. Applicable Australian law does not require us to maintain any charters for their committees nor does such law require us to maintain a code of conduct.

●	We rely on an exemption for the requirement that a majority of the board of directors be independent. Applicable Australian law does not require that a majority of the board of directors be independent.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Constitution of Mobilicom Limited (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Deposit Agreement among Mobilicom Limited, The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.3	Form of Representative’s Warrant Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.4	Form of Warrant Agent Agreement (included as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.5	Form of Warrant (included as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.6	Form of Pre-Funded Warrant (included as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.7	Employee Share Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.8	Appointment of Non-Executive Director, Campbell McComb, dated February 28, 2017 (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.9	Appointment of Non-Executive Director, Jonathan Brett dated September 14, 2018 (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.10	Director’s Deed of Indemnity, Insurance and Access (Oren Elkayam) (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.11	Director’s Deed of Indemnity, Insurance and Access (Cambell McComb) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.12	Director’s Deed of Indemnity, Insurance and Access (Jonathan Brett) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

8.1*	List of significant subsidiaries of Mobilicom Limited

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

101	The following financial information from Mobilicom Limited’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

MOBILICOM LIMITED

Date: March 30, 2023	By:	/s/ Oren Elkayam
Oren Elkayam
Chairman and Chief Executive Officer

Mobilicom Limited

Annual Report - 31 December 2022

Mobilicom Limited
Contents
31 December 2022

Mobilicom Limited
Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Mobilicom Limited

Level 7, 90 Collins Street

Melbourne, Victoria, 3000

Australia

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Mobilicom Limited (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

Tel-Aviv, Israel	/s/ Ziv Haft Ziv haft
March 30, 2023	Certified Public Accountants (Isr.)
BDO Member Firm

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 31 December 2022

		Consolidated				Consolidated
	Note	2022	2021	2020		2022
		AUD$	AUD$	AUD$		$*
Revenue	4	2,327,058	3,578,603	2,066,478		1,580,881

Cost of sales	5	(883,483)	(1,243,583)*	(734,682	)*	(600,193)

Government grants		923,033	787,544	964,970		627,060
Interest received		168,843	1,580	10,539		114,703
Foreign exchange gains		1,175,735	-	-		798,733
Fair value gains from financial liability		3,768,466	-	-		2,560,099

Expenses
Selling and marketing expenses	6,23	(2,464,936)	(1,692,074)*	(1,133,758	)*	(1,674,550)
Research and development	7,23	(2,585,307)	(2,458,600)*	(2,467,227	)*	(1,756,322)
General and administration expenses	8,23	(2,690,920)	(1,430,862)*	(1,296,049	)*	(1,828,071)
Finance costs		(65,972)	(53,544)	(12,238)		(44,817)
Foreign exchange losses		-	(184,743)	(179,932)		-

Loss before income tax expense		(327,483)	(2,695,679)	(2,781,899)		(222,477)

Income tax expense	9	(13,986)	(9,166)	-		(9,501)

Loss after income tax expense for the year attributable to the owners of Mobilicom Limited		(341,469)	(2,704,845)	(2,781,899)		(231,978)

*	Reclassified
**	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 31 December 2022

		Consolidated			Consolidated
	Note	2022	2021	2020	2022
		AUD$	AUD$	AUD$	$*
Other comprehensive income

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans (refer to note 21)		366,517	(34,197)	6,450	248,993

Items that may be reclassified subsequently to profit or loss
Foreign currency translation (refer to note 21)		(935,142)	206,363	175,836	(635,287)

Other comprehensive income for the year, net of tax		(568,625)	172,166	182,286	(386,294)

Total comprehensive income for the year attributable to the owners of Mobilicom Limited		(910,094)	(2,532,679)	(2,599,613)	(618,272)

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of profit or loss and other comprehensive income
For the year ended 31 December 2022

		Consolidated			Consolidated
	Note	2022	2021	2020	2022
		AUD$	AUD$	AUD$	$*

Basic earnings per share	31	(0.05)	(0.91)	(1.08)	(0.03)
Diluted earnings per share	31	(0.05)	(0.91)	(1.08)	(0.03)
Weighted average number of ordinary shares used in calculating basic and diluted earnings per share		664,158,704	297,914,797	257,936,715	664,158,704

*	UD Dollars numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of financial position
As at 31 December 2022

		Consolidated			Consolidated
	Note	2022	2021		2022
		AUD$	AUD$		$*

Assets

Current assets
Cash and cash equivalents	10	18,917,416	3,947,156	*	12,851,506
Restricted cash	10	59,126	49,144	*	40,166
Trade and other receivables, net	11	828,351	695,541		562,740
Inventories	12	838,658	490,990		569,740
Total current assets		20,643,551	5,182,831		14,024,152

Non-current assets
Property, plant and equipment, net	13	135,878	152,571		92,309
Right-of-use assets	14	426,817	610,197		289,957
Total non-current assets		562,695	762,768		382,266

Total assets		21,206,246	5,945,599		14,406,418

*	Reclassified
**	US Dollar numbers presented solely for convenience of the reader

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2022

Liabilities

Current liabilities
Trade and other payables	15	1,608,846	1,151,455	1,092,966
Lease liabilities	16	333,850	305,414	226,800
Financial liability	17,20	1,097,520	-	745,598
Total current liabilities		3,040,216	1,456,869	2,065,364

Non-current liabilities
Lease liabilities	16	95,403	336,246	64,812
Employee benefits	18	203,636	818,190	138,339
Governmental liabilities on grants received	19	6,084	5,175	4,133
Total non-current liabilities		305,123	1,159,611	207,284

Total liabilities		3,345,339	2,616,480	2,272,648
Net assets		17,860,907	3,329,119	12,133,770

Equity

Issued capital	20	41,636,762	26,504,136	28,285,844
Reserves	21	276,988	943,297	188,172
Accumulated losses		(24,052,843)	(24,118,314)	(16,340,246)

Total equity		17,860,907	3,329,119	12,133,770

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2022

		Share based	Foreign currency	Re-
	Issued capital	payments reserve	translation reserves	measurement reserves	Accumulated losses	Total equity
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$

Balance at 1 January 2020	22,884,795	1,318,853	22,324	(481,202)	(19,299,005)	4,445,765

Loss after income tax expense for the year	-	-	-	-	(2,781,899)	(2,781,899)
Other comprehensive income for the year, net of tax	-	-	175,836	6,450	-	182,286

Total comprehensive income for the year	-	-	175,836	6,450	(2,781,899)	(2,599,613)

Share-based payments (note 32)	-	173,134	-	-	-	173,134

Transactions with owners in their capacity as owners:
Expiry of options	-	(424,416)	-	-	424,416	-
Forfeiture of options	-	(20,702)	-	-	20,702	-

Balance at 31 December 2020	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286

 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2022

		Share based	Foreign currency	Re-
	Issued capital	payments reserve	translation reserves	measurement reserves	Accumulated losses	Total equity
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$

Balance at 1 January 2021	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286

Loss after income tax expense for the year	-	-	-	-	(2,704,845)	(2,704,845)
Other comprehensive income for the year, net of tax	-	-	206,363	(34,197)	-	172,166

Total comprehensive income for the year	-	-	206,363	(34,197)	(2,704,845)	(2,532,679)

Share-based payments (note 32)	-	223,171	-	-	-	223,171

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 20)	3,619,341	-	-	-	-	3,619,341
Expiry of options	-	(46,425)	-	-	46,425	-
Forfeiture of options	-	(8,806)	-	-	8,806	-
Re-allocation between accumulated loses and foreign currency reserve	-	-	(167,086)	-	167,086	-
Balance at 31 December 2021	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of changes in equity
For the year ended 31 December 2022

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re- measurement reserves	Accumulated losses	Total equity	Total equity
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	$*

Balance at 1 January 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119	2,261,630

Loss after income tax expense for the year	-	-	-	-	(341,469)	(341,469)	(231,978)
Other comprehensive income for the year, net of tax	-	-	(935,142)	366,517	-	(568,625)	(386,294)

Total comprehensive income for the year	-	-	(935,142)	366,517	(341,469)	(910,094)	(618,272)

Share-based payments (note 32)	-	309,256	-	-	-	309,256	210,092

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 20)	15,132,626	-	-	-	-	15,132,626	10,280,320
Expiry of options	-	(311,840)	-	-	311,840	-	-
Forfeiture of options	-	(95,100)	-	-	95,100	-	-

Balance at 31 December 2022	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907	12,133,770

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statement of cash flows
For the year ended 31 December 2022

		Consolidated			Consolidated
	Note	2022	2021	2020	2022
		AUD$	AUD$	AUD$	$*

Cash flows from operating activities
Receipts from customers (inclusive of VAT)		2,670,178	3,977,275	3,149,498	1,813,980
Interest received		168,843	1,580	10,539	114,703
Interest paid		(22,004)	(31,916)	(42,327)	(14,948)

Payments to suppliers and employees (inclusive of VAT)		(8,209,263)	(6,540,662)	(6,301,673)	(5,576,945)
Government grants received and tax incentives		923,942	787,544	1,063,792	627,678

Net cash used in operating activities	31	(4,468,304)	(1,806,179)	(2,120,171)	(3,035,532)

Cash flows from investing activities
Payments for property, plant and equipment		(26,628)	(30,534)	-	(18,090)

Net cash used in investing activities		(26,628)	(30,534)	-	(18,090)

Cash flows from financing activities
Proceeds from issue of shares	20	22,450,965	3,840,000	-	15,252,014
Share issue transaction costs		(2,615,470)	(220,659)	-	(1,776,814)
Repayment of lease liabilities		(360,321)	(250,983)	(125,435)	(244,783)

Net cash provided by/ (used in) financing activities		19,475,174	3,368,358	(125,435)	13,230,417
Net Increase (decreased) in cash and cash equivalents and restricted cash		14,980,242	1,531,645	(2,245,606)	10,176,795
Cash and cash equivalents and restricted cash at the beginning of the financial year		3,996,300	2,464,655	4,710,261	2,714,877

Cash and cash equivalents and restricted cash at the end of the financial year	10	18,976,542	3,996,300	2,464,655	12,891,672

*	US Dollar numbers presented solely for convenience of the reader

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 1. General information

The financial statements cover Mobilicom Limited as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of December 31, 2022, on which $ 1.00 equalled AUD$ 1.472. The use of US$ is solely for the convenience of the reader.

The functional currency of Mobilicom Limited’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

Mobilicom Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	Level 21, 459 Collins Street
Level 21, 459 Collins Street	Melbourne, Victoria, 3000
Melbourne, Victoria, 3000	Australia
Australia

The company’s principal activities are design, develop and deliver of cybersecurity and smart solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics and autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology and unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales and licensing fees and professional support services for its solutions.

In December 2022

The financial statements were authorized for issue, in accordance with a resolution of directors, on March 30,2023. The directors have the power to amend and reissue the financial statements.

Liquidity analysis

These consolidated financial statements have been prepared on the assumption that the company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of December 31, 2022, the company has not achieved positive cash flow from operations and incurred a net loss of AUD$341,469 ($231,978) for the year ended December 31, 2022, and generated AUD$24,052,843 ($16,340,246) of accumulated losses since inception. The company estimates that it has adequate financial resources for at least 12 months from the balance sheet date based on its current cash and trade receivable balances and its ongoing operations. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

There was no new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (‘IASB’) that are relevant to the company’s current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The company has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income.

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Mobilicom Limited (‘Company’ or ‘parent entity’) as at 31 December 2022 and the results of all subsidiaries for the year then ended. Mobilicom Limited and its subsidiaries together are referred to in these financial statements as the ‘the company’.

Subsidiaries are all those entities over which the company has control. The company controls an entity when the company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the company. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the company are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the company.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the company loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The company recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

Foreign currency translation

The financial statements are presented in Australian dollars, which is Mobilicom Limited’s presentation currency. The use of US Dollar is solely for the convenience of the reader.

Foreign currency transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

Foreign operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Current and non-current classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the company’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Development costs are capitalised only when technical feasibility studies identify that the project will develop an intangible asset that will be completed and available for use or sale, that there are adequate technical, financial and other resources to complete the development, that it will deliver future economic benefits and these benefits can be measured reliably.

Impairment of financial assets

The company assesses at the end of each reporting period whether there is any objective evidence of impairment of financial assets carried at amortized cost.

Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

Recoverable amount is the higher of an asset’s fair value less costs of disposal and value-in-use. The value-in-use is the present value of the estimated future cash flows relating to the asset using a pre-tax discount rate specific to the asset or cash-generating unit to which the asset belongs. Assets that do not have independent cash flows are grouped together to form a cash-generating unit.

Defined benefit plans

The Company operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Law, employees are entitled to severance pay upon dismissal retirement and several other events prescribed by that Law. The liability for termination of employee-employer relationship is measured using the projected unit credit method.

The actuarial assumptions include rates of employee turnover and future salary increases based on the estimated timing of payment. The amounts are presented based on discounted expected future cash flows using a discount rate determined by reference to yields on corporate bonds with a term that matches the estimated term of the benefit plan. In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (“plan assets”).

Plan assets comprise assets held by a Long-term employee benefits fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company. The liability for employee benefits presented in the statement of financial position presents the present value of the defined benefit obligation less the fair value of the plan assets.

Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability), are recognized immediately in the statement of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Past service costs are recognised in profit or loss.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 2. Significant accounting policies (continued)

Goods and Services Tax (‘GST’) and other similar taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

Segments

The company operates in one segment. Management does not segregate its business for internal reporting. The company’s chief operating decision maker (“CODM”) evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Fair value of financial instruments

Liability included in the Company’s Consolidated statement of financial position utilizes market observables inputs and data as far as possible. Inputs used in determining fair value measurement are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the ‘fair value hierarchy’):

●	Level 1: Quoted priced in active markets for identical items (unadjusted)

●	Level 2: Observable direct or indirect inputs other than level 1 inputs.

●	Level 3: Unobservable inputs (i.e., not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 3. Critical accounting judgements, estimates and assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-based payments

The company has a share-based remuneration scheme for employees. The fair value of share options is estimated by using the Black-Scholes option pricing model, on the date of grant based on certain assumptions. Those assumptions are described in the share-based payments note and include, among others, the dividend growth rate, expected share price volatility and expected life of the options. The fair value of the equity settled options granted is charged to statement of comprehensive income over the vesting period of each tranche and the credit is taken to equity, based on the company’s estimate of shares that will eventually vest.

Financial Liability

The Company measures the fair value of the pre-funded warrants and representative warrants issued under August 2022 Nasdaq IPO & listing. The fair value of these warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of the grant and remeasured at each reporting period (December 31, 2022) and is based on certain assumptions. Those assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

Governmental liabilities on grants received

The Company measures the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from the Company’s future anticipated revenues.

Employee benefits provision

As discussed in note 2, the liability for employee benefits expected to be settled more than 12 months from the reporting date is recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion, whereas applicable, and inflation have been taken into account.

Lease term

The lease term is a significant component in the measurement of both the right-of-use asset and lease liability. Judgement is exercised in determining whether there is reasonable certainty that an option to extend the lease or purchase the underlying asset will be exercised, or an option to terminate the lease will not be exercised, when ascertaining the periods to be included in the lease term. In determining the lease term, all facts and circumstances that create an economical incentive to exercise an extension option, or not to exercise a termination option, are considered at the lease commencement date. Factors considered may include the importance of the asset to the Company’s operations; comparison of terms and conditions to prevailing market rates; incurrence of significant penalties; existence of significant leasehold improvements; and the costs and disruption to replace the asset. The Company reassesses whether it is reasonably certain to exercise an extension option, or not exercise a termination option, if there is a significant event or significant change in circumstances.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 4. Revenue

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Sale of goods	2,327,058	3,578,603	2,066,478	1,580,881

Revenue from contracts with customers

Revenue is recognised at an amount that reflects the consideration to which the company is expected to be entitled in exchange for transferring goods or services to a customer. For each contract with a customer, the company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct good or service to be delivered; and recognises revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the goods or services promised.

Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

For the years ended December 31, 2022, 2021 and 2020, sales of goods include recognized deferred revenues in the amount of AUD$12,156, AUD$320,948 and AUD$226,541, respectively.

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Government Grant income

The Company receives government grant income from the Israeli Innovation Authority (formerly the Office of the Chief Scientist) (Innovation Authority), as support for participation in sponsored programs for research and development projects. Grants are received for eligible research and development expenses, upon submission and acceptance of periodic project performance reports. Grant income is accounted for in the period in which it is received.

Fair value gain

Fair value gain is recognised at an amount that reflects the changes in fair value of the financial liability between the measured periods.

Major customers

Out of the total income in the year ended 2022, 18% (2021: nil) was attributed to client C, 11% (2021: nil) was attributed to client D (2021: nil), 11% (2021: 45%) was attributed to client A, and 11% (2021: 14%) was attributed to client B.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 5. Cost of sales

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Salaries and benefits	222,693	176,787	240,010	151,286
Cost of materials	577,902	991,959	414,778	392,597
Occupancy and office expenses	22,431	14,193	17,282	15,238
Other	21,507	43,832	36,382	14,611
Depreciation	38,950	16,812	26,230	26,461

	883,483	1,243,583	734,682	600,193

Note 6. Selling and marketing expenses

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Salaries and benefits	1,800,318	1,321,555	864,554	1,223,042
Marketing services	255,306	158,706	69,783	173,441
Travel expenses	74,425	38,077	13,463	50,561
Depreciation	142,325	61,642	92,097	26,187
Occupancy and office expenses	38,547	21,608	25,772	96,688
Other	154,015	90,486	68,089	104,631

	2,464,936	1,692,074	1,133,758	1,674,550

Note 7. Research and development

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Salaries and benefits	2,005,506	1,688,408	1,653,092	1,362,436
Materials	111,856	247,948	129,834	75,989
Royalties to the OCS	6,478	(1,924)	(155,896)	4,401
Subcontractors	121,471	275,087	571,730	82,521
Depreciation	140,426	112,077	140,720	78,689
Other	199,570	137,004	127,747	152,286

	2,585,307	2,458,600	2,467,227	1,756,322

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 8. General and administration expenses

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Salaries and benefits	1,140,392	678,814	475,134	774,723
Share based payment	158,887	54,033	94,078	107,940
Professional fees	576,254	547,849	474,214	391,477
Insurance	297,855	24,894	138,746	202,347
Travel expenses	6,675	231	2,338	4,535
Depreciation	53,815	33,623	26,229	36,559
Occupancy and office expenses	48,648	20,112	15,574	33,046
Other	408,394	71,306	69,736	277,444

	2,690,920	1,430,862	1,296,049	1,828,071

Note 9. Income tax expense

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(327,483)	(2,695,679)	(2,781,899)	(222,475)

Tax at the statutory tax rate of 27.5% (Australian company tax rate)	(90,058)	(741,312)	(765,022)	(61,181)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Share-based payments	85,045	61,372	43,978	57,775
Other temporary differences not recognised	18,999	689,106	721,044	12,907

Income tax expense	13,986	9,166	-	9,501

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 10. Current assets - cash and cash equivalents and restricted cash

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$
Cash and cash equivalents	18,917,416	3,947,156	12,851,506
Restricted cash	59,126	49,144	40,166
Cash at bank	18,976,542	3,996,300	12,891,672

Accounting policy for cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash represents deposits with banks which are used mainly as a security for guarantees provided against facilities lease agreement.

Note 11. Current assets - trade and other receivables, net

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Trade receivables	203,737	338,859	138,409
Other receivables	624,614	356,682	424,331

	828,351	695,541	562,740

Accounting policy for trade and other receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

No allowance for expected credit losses or overdue balances are accounted for in the financial statements.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 12. Current assets - inventories

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Finished goods - at cost	838,658	490,990	569,740

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Inventories cost is based on weighted average method.

Note 13. Non-current assets - property, plant and equipment, net

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Computer equipment - at cost	275,582	253,564	187,216
Less: Accumulated depreciation	(242,159)	(220,715)	(164,510)
	33,423	32,849	22,706

Office furniture and equipment - at cost	131,728	129,538	89,489
Less: Accumulated depreciation	(41,818)	(28,956)	(28,409)
	89,910	100,582	61,080

Machinery and equipment - at cost	85,309	82,889	57,955
Less: Accumulated depreciation	(72,764)	(63,749)	(49,432)
	12,545	19,140	8,523

	135,878	152,571	92,309

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 13. Non-current assets - property, plant and equipment, net (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Computer	Office furniture and	Machinery and
	equipment	equipment	equipment	Total	Total
Consolidated	AUD$	AUD$	AUD$	AUD$	$

Balance at 1 January 2021	12,141	106,573	24,769	143,483
Additions	30,091	443	-	30,534
Depreciation expense	(9,383)	(6,434)	(5,629)	(21,446)

Balance at 31 December 2021	32,849	100,582	19,140	152,571
Additions	22,018	2,190	2,420	26,628	18,090
Depreciation expense	(21,444)	(12,862)	(9,015)	(43,321)	(29,430)

Balance at 31 December 2022	33,423	89,910	12,545	135,878	92,309

Accounting policy for property, plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Computer equipment	3 years
Machinery and equipment	6-7 years
Office furniture and equipment	10-14 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the company. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 14. Non-current assets - right-of-use assets

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Land and buildings - right-of-use	254,409	517,719	172,832
Motor vehicles - right-of-use	172,408	92,478	117,125

	426,817	610,197	289,957

Additions to the right-of-use assets during the financial year were AUD$148,815 ($101,097) (2021: AUD$42,457).

During the 2022 financial year the company leased new cars for the Israeli company under agreement for 3 years.

The company leases land and buildings for its offices in Israel under agreements for 5 years and in some cases, options to extend. On renewal, the terms of the leases are renegotiated.

Reconciliations

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Land and	Motor
	Buildings	Vehicle	Total	Total
Consolidated	AUD$	AUD$	AUD$	$

Balance at 1 January 2021	697,234	73,214	770,448	-
Additions	-	42,457	42,457
Depreciation expense	(179,515)	(23,193)	(202,708)

Balance at 31 December 2021	517,719	92,478	610,197
Additions	-	148,815	148,815	20,961
Depreciation expense	(263,310)	(68,885)	(332,195)	(225,676)

Balance at 31 December 2022	254,409	172,408	426,817	289,957

Accounting policy for right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the company expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The company has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 15. Current liabilities - trade and other payables

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Trade payables	299,289	214,778	203,322
Other payables	1,309,557	936,677	889,644

	1,608,846	1,151,455	1,092,966

Refer to notes 2 and 24 for further information on financial instruments.

Amounts noted above in other payables include amounts payable to Directors for wages payable.

Accounting policy for trade and other payables

These amounts represent liabilities for goods and services provided to the company prior to the end of the financial year and which are unpaid. Due to their short-term nature, they are measured at amortised cost and are not discounted. The amounts are unsecured and are usually paid within 30 days of recognition.

Note 16. Lease liabilities

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Current	333,850	305,414	226,800
Non-current	95,403	336,246	64,812
	429,253	641,660	291,612

Refer to notes 2 and 24 for further information on financial instruments.

Accounting policy for lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index, or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 17. Current liabilities - Warranty liability

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Warrants at fair value	1,097,520	-	745,598

On 25 August 2022 the Company completed its US listing via the issuance of 3,220,338 ADSs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of $13,299,996. One ADS represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADS. The warrants have 5-year term, and they can be exercised any time before expiry date 24 August 2027.

The warrants represent financial liabilities at fair value through profit or loss.

Refer to note 20 for further information on issued capital.

Note 18. Non-current liabilities - employee benefits

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Employee benefits	203,636	818,190	138,339

The company’s liabilities for severance pay retirement and pension pursuant to Israeli law and employment agreements are recognized by full - in part by managers’ insurance policies, for which the company makes monthly payments and accrued amounts in severance pay funds and the rest by the liabilities which are included in the financial statements.

The amounts funded displayed above include amounts deposited in severance pay funds with the addition of accrued income. According to the Severance Pay Law, the aforementioned amounts may not be withdrawn or mortgaged as long as the employer’s obligations have not been fulfilled in compliance with Israeli law.

Statement of financial position amounts

The amounts recognized in the statement of financial position are determined as follows:

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Present value of the defined benefit obligation	313,227	1,026,565	212,790
Fair value of defined benefit plan assets	(109,591)	(208,375)	(74,451)

Net liability in the statement of financial position	203,636	818,190	138,339

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 18. Non-current liabilities - employee benefits (continued)

Movement in plan assets:

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Balance at the beginning of the year	208,375	166,437	141,559
Interest income	3,002	2,472	2,039
Contributions	21,432	20,591	14,560
Payments (withdrawal)	(120,412)	-	(81,801)

Re measurements gain/(loss)
Return on plan assets (excluding interest)	6,432	824	4,370
Foreign exchanges differences	(9,238)	18,051	(6,276)

Balance at the end of the year	109,591	208,375	74,451

Reconciliations

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Reconciliation of the present value of the defined benefit obligation
Balance at the beginning of the year	1,026,565	869,550	697,395
Interest cost	11,153	14,831	7,577
Current service cost	40,309	65,917	27,384
Redeemed accrued benefits	(384,273)	-	(261,055)
Actuarial loss/(gains) from financial assumptions	(340,909)	(14,419)	(231,596)
Foreign exchanges differences	(39,618)	90,686	(26,915)

Balance at the end of the year	313,227	1,026,565	212,790

Note 19. Non-current liabilities - Governmental liabilities on grants received

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Governmental liabilities on grants received	6,084	5,175	4,133

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 19. Non-current liabilities - Governmental liabilities on grants received (continued)

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

The Company participates in programs sponsored by the Israeli Innovation Authority- Office of Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the company is committed to pay royalties for the R&D programs, while the research programs do not require repayment). In exchange for the Chief Scientist’s participation in the programs, the Company is required to pay royalties to the Chief Scientist at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the Chief Scientist, if and when such sales are recognized. The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognized in research and development expenses. The exceptions of the Company to pay the grants are based on its estimation at the end of each year.

Note 20. Equity - issued capital

	Consolidated
	2022	2021	2020	2022	2021	2020	2022
	Shares	Shares	Shares	AUD$	AUD$	AUD$	$

Ordinary shares - fully paid	1,331,279,665	321,936,715	257,936,715	41,636,762	26,504,136	22,884,795	28,285,844

Movements in ordinary share capital

Details	Date	Shares	Issue price	AUD$	$

Balance	1 January 2020	257,936,715		22,884,795

Balance	31 December 2020	257,936,715		22,884,795
Placement (*)	17 May 2021	64,000,000	$0.06	3,840,000
Capital raising costs		-	-	(220,659)

Balance	31 December 2021	321,936,715		26,504,136

Issue of IPO shares (net of warrant fair value)(**)	29 August 2022	885,592,950	$0.015	13,662,563	9,281,632
Exercise of 450,000 pre-funded warrants	31 August 2022	123,750,000	$0.026	4,085,533	2,775,498
Capital raising costs		-	-	(2,615,470)	(1,776,814)

Balance	31 December 2022	1,331,279,665		41,636,762	28,285,844

(*)	On 15 July 2021, the Company issued 64,000,000 options to investors in the Company’s May 2021 capital raising. The options have an exercise price of AUD$0.09 ($0.07), expire July 15, 2023.

(**)	On 24 August 2022, the Company issued 3,220,338 units to shareholders in the Company’s August 2022 Nasdaq listing & IPO. Each unit consists of a single ADS and single pre-funded warrant exercisable to a single ADS. The warrants have an exercise price of AUD$7.36 ($5.00), expire August 24, 2027.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 20. Equity - issued capital (continued)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The company’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents.

In order to maintain or adjust the capital structure, the company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The company would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current Company’s share price at the time of the investment. The company is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

Accounting policy for issued capital

Ordinary shares are classified as equity.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 20. Equity - issued capital (continued)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Warrants

The Company accounts for warrants issued to investors under IFRS 9.

a. On August 24, 2022, under Nasdaq dual listing & IPO the Company issued a total of 3,220,338 units each includes single ADS and single tradable pre-funded warrant exercised to single ADS at an exercise price of $5.00.

The Company recorded these warrants as a derivative financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. The derivative financial liability as of August 24, 2022, amounted to AUD$5,598,835 ($3,865,996). On December 31, 2022, it amounted to AUD$1,044,955 ($707,957). The amounts were recorded at fair value according to a valuation performed by an independent third-party appraiser. The fair value of the pre-funded warrants was classified as a level 2 fair value measurement.

On August 31, 2022, 450,000 pre-funded warrants were exercised into ADS for AUD$3,259,925 ($2,250,000). See also Note 22.

The fair value of the pre-funded warrants on August 31, 2022 (exercise date), measured using a Hull-White trinomial option pricing model, was AUD$825,609 ($569,832).

b. On August 24, 2022, under Nasdaq dual listing & IPO the Company issued a total 161,017 representative warrants to the underwriter each exercised to single ADS at an exercise price of $5.16. The representative warrant carrying a cashless exercise option with variable exercise mechanism.

The Company recorded these warrants as a derivative financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. The derivative financial liability as of August 24,2022 amounted to AUD$281,436 ($194,332), reflecting the average between high and low valuation inputs. On December 31, 2022, it amounted to AUD$52,565 ($39,272) reflecting the average between high and low valuation inputs. The fair value of the representative warrants was classified as a level 2 fair value measurement.

The pre-funded warrant and representative warrant are referred herein together as “Warrants”.

For the year ended December 31, 2022, the Company recorded fair value gains, net of AUD$3,768,466 ($2,560,099) under the statement of comprehensive loss as a result of the change in the fair value of Warrants.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 20. Equity - issued capital (continued)

A summary of changes in share purchase warrants issued by the Company during the year ended December 31, 2022 is as follows:

	Number of Warrants	Weighted Average Exercise Price ($)
Balance, December 31, 2021	-
Issuance of warrants	3,381,355	5.01
August 31, 2022 warrants exercise	(450,000)	5.00
Balance, December 31, 2022	2,931,355	5.01

	Fair value measurements using input type
	Level 1	Level 2		Level 3	Total
Balance as of December 31, 2021	-		-	-		-
Warrants issued during the period	-	AUD$	5,598,835	-	AUD$	5,598,835
Fair value loss (gain) recognized in consolidated statement of profit or loss and other comprehensive income	-		(3,768,466)	-		(3,768,466)
Transfer upon exercise	-		(825,609)	-		(825,609)
Translation adjustments			92,760			92,760
Warrant liability as of December 31, 2022	-	AUD$	1,097,520	-	AUD$	1,097,520

Refer to notes 2 and 24 for further information on financial instruments

Note 21. Equity - reserves

	Consolidated			Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$
Foreign currency reserve	(697,705)	237,437	198,160	(473,984)
Re-measurements of defined benefit plans reserve	(142,432)	(508,949)	(474,752)	(96,761)

	(840,137)	(271,512)	(276,592)	(570,745)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Re-measurements of defined benefit plans reserves

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 21. Equity – reserves (continued)

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re-measurement of defined benefit plans	Foreign currency
	reserve	reserve	Total	Total
Consolidated	AUD$	AUD$	AUD$	$

Balance at 1 January 2020	(481,202)	22,324	(458,878)
Re-measurement of defined benefit plans	6,450		6,450
Re-allocation between accumulated losses and foreign currency reserve	-	175,836	175,836

Balance at 31 December 2020	(474,752)	198,160	(276,592)
Re-measurement of defined benefit plans	(34,197)		(34,197)
Re-allocation between accumulated losses and foreign currency reserve	-	39,277	39,277

Balance at 31 December 2021	(508,949)	237,437	(271,512)
Re-measurement of defined benefit plans	366,517		366,517	248,993
Re-allocation between accumulated losses and foreign currency reserve	-	(935,142)	(935,142)	(635,287)

Balance at 31 December 2022	(142,432)	(697,705)	(840,137)	(570,745)

Note 22. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Note 23. Equity – share-based compensation and share-based payment reserve

The Company has adopted a share incentive plan (the “Plan”) under which it is authorized to grant options to officers, directors, employees and consultants enabling them to acquire up to 5% of the issued and outstanding common stock of the Company. The options expiration and vesting schedule are as determined by the Board of Directors. The exercise price of each option granted may not be less than the fair market value of the common shares at the time of grant.

A summary of changes in stock options for the years ended December 31, 2022, 2021 and 2020 is presented below:

	Number of options outstanding	Weighted average exercise price		Weighted average exercise price
Balance, January 1, 2020	21,162,717	AUD$	0.15	$
Granted (i)	12,650,000		0.08
Expired (ii)	(3,400,000)		0.20
Forfeited (iii)	(5,464,475)		0.11
Balance, December 31, 2020	24,948,242	AUD$	0.11
Granted (iv)	11,500,000		0.08
Expired (v)	(921,116)		0.05
Forfeited (vi)	(4,295,425)		0.09
Balance, December 31, 2021	31,231,701	AUD$	0.10
Granted (vii)	7,503,678		0.05		0.03
Expired (viii)	(3,350,000)		0.18		0.12
Forfeited (ix)	(5,770,000)		0.08		0.05
Balance, December 31, 2022	29,615,379	AUD$	0.09		$0.06

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 23. Equity – share-based compensation and share-based payment reserve (continued)

i.	During the year ended December 31,2020, the Company issued a total of 12,650,000 options, as follows:

a.	On December 29, 2020, the Company issued 6,450,000 options to employees, which vest over three years (33% each year) The total fair value of the options was AUD$290,103. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.08; exercise price - AUD$0.08; expected life - 3.5 year; annualized volatility 77.81%; dividend yield - 0%; risk free rate - 0.1%.

b.	On December 29, 2020, the Company issued 6,200,000 options to employees, which vest over four years (25% each year) The total fair value of the options was AUD$287,623. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.08; exercise price - AUD$0.08; expected life – 3.75 years; annualized volatility 77.81%; dividend yield - 0%; risk free rate - 0.22%.

ii.	During the year ended December 31, 2020, 3,400,000 options with a fair value of AUD$424,413 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iii.	During the year ended December 31, 2020, 5,464,475 options were forfeited with a total fair value of AUD$870,246 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iv.	On July 15, 2021, the Company issued 11,500,000 options to directors of the Company, which vest over three years (33% each year). The total fair value of the options was AUD$337,870. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.057; exercise price - AUD$0.08; expected life - 5 year; annualized volatility 73.13%; dividend yield - 0%; risk free rate - 0.04%.

v.	During the year ended December 31, 2021, 921,116 options with a fair value of AUD$44,359 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

vi.	During the year ended December 31, 2021, 4,295,425 options were forfeited with a total fair value of AUD$206,504 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

vii.	On April 13, 2022, the Company issued 7,503,678 options to employees and consultant of the Company. 1,380,000 options are fully vested at date of grant, 573,678 options are vested after 18 months, 2,000,000 options are vested after 3 years, and 3,550,000 options are vested after 4 years.

a.	The fair value of 400,000 options was AUD$9,520 ($6,467).

The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.08; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

b.	The fair value of the 573,678 options was AUD$14,313 ($9,724).

The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.07; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

a.	The fair value of the 6,530,000 options was AUD$181,273 ($123,147).

The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.05; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 23. Equity – share-based compensation and share-based payment reserve (continued)

viii.	During the year ended December 31, 2022, 3,350,000 options with a fair value of AUD$311,840 ($211,848) expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

ix.	During the year ended December 31, 2021, 5,770,000 options were forfeited with a total fair value of AUD$236,959 ($160,977) and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

x.	The Company recognized share-based compensation expense of AUD$ 309,256 ($210,092) for the year ended December 31, 2022 (2021: AUD$223,171, 2020: AUD$173,134) in relation to the vesting of options issued in previous years.

xi.	As at December 31, 2022, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price		Exercisable At December 31, 2022	Expiry Date
614,090	AUD$	0.20	614,090	October 20, 2026
767,611	AUD$	0.12	767,611	November 5, 2025
1,800,000	AUD$	0.12	1,800,000	April 16, 2023
400,000	AUD$	0.15	400,000	May 29, 2024
3,000,000	AUD$	0.15	3,000,000	June 25, 2025
5,120,000	AUD$	0.15	3,425,000	December 29, 2025
11,500,000	AUD$	0.08	3,833,333	July 8, 2026
400,000	AUD$	0.08	400,000	April 13, 2027
573,678	AUD	0.07	-	April 13, 2027
5,440,000	AUD	0.05	1,302,500	April 13, 2027
29,615,379			15,542,534

As at December 31, 2022, options outstanding have a weighted average remaining contractual life of 3.25 years (December 31, 2021 – 3.56 years).

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 24. Financial instruments

Financial risk management objectives

The company’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk. The company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the company. The company uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives (‘finance’) under policies approved by the Board of Directors (‘the Board’). These policies include identification and analysis of the risk exposure of the company and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the company’s operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk

The company undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations.

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the company’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in AUD equivalents):

	Assets		Liabilities		Assets	Liabilities
	2022	2021	2022	2021	2022	2022
Consolidated	AUD$	AUD$	AUD$	AUD$	$	$

US dollars	18,061,483	548,764	31,233	39,979	12,270,029	21,218
Euros	1,826	2,272	871	-	1,240	592
Israeli New Shekel	1,849,492	1,535,738	-	-	1,256,448	-

	19,912,801	2,086,774	32,104	39,979	13,527,717	21,810

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 24. Financial instruments (continued)

Price risk

Price risk is the risk that future cashflows derived from financial instruments will be changed as a result of a market price movement, other than foreign currency rates and interest rates. The company is not exposed to any significant price risk.

Interest rate risk

The company’s exposure to the risk of changes in market interest rates relates primarily to the company’s cash deposits with floating interest rates. These financial assets with variable rates expose the company to interest rate risk.

Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the company. The company has a strict code of credit, including obtaining agency credit information, confirming references and setting appropriate credit limits. The company obtains guarantees where appropriate to mitigate credit risk. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The company does not hold any collateral.

The company has adopted a lifetime expected loss allowance in estimating expected credit losses to trade receivables through the use of a provisions matrix using fixed rates of credit loss provisioning. These provisions are considered representative across all customers of the company based on recent sales experience, historical collection rates and forward-looking information that is available.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk

Vigilant liquidity risk management requires the company to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

The company manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Remaining contractual maturities

The following tables detail the company’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 24. Financial instruments (continued)

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities	Remaining contractual maturities
Consolidated - 2022%		AUD$	AUD$	AUD$	AUD$	AUD$	$

Non-derivatives
Non-interest bearing
Trade payables	-	299,289	-	-	-	299,289	203,321
Other payables	-	1,309,557	-	-	-	1,309,557	889,644
Government liabilities	-	-	-	-	6,084	6,084	4,133
Total non-derivatives		1,608,846	-	-	6,084	1,614,930	1,097,099

	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2021%		AUD$	AUD$	AUD$	AUD$	AUD$

Non-derivatives
Non-interest bearing
Trade payables	-	214,778	-	-	-	214,778
Other payables	-	936,677	-	-	-	936,677
Government liabilities	-	-	-	-	5,175	5,175
Total non-derivatives		1,151,455	-	-	5,175	1,156,630

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. Refer to note 2 for further information on Fair value of financial instruments.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 25. Key management personnel disclosures

Directors

The following persons were directors of Mobilicom Limited during the financial year:

Mr Oren Elkayam (Chairman and Managing Director)
Mr Yossi Segal (Executive Director)
Mr Campbell McComb (Non-executive director)
Mr Jon Brett (Non-executive director)
Mr Theo Psaros (Non-executive Director)	(appointed 20 January 2021 and resigned 5 July 2021)

Compensation

The aggregate compensation made to directors and other members of key management personnel of the company is set out below:

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Short-term employee benefits	821,414	647,248	558,026
Post-employment benefits	294,171	157,798	199,844
Israel deferred payments	653,768	-	444,136
Share-based payments	93,036	46,518	63,204

	1,862,389	851,564	1,265,210

Note 26. Government grants

The Company participates in programs sponsored by the Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the company is committed to pay royalties for the R&D programs, while the research programs do not require repayment).

In exchange for the Chief Scientist’s participation in the programs, the Company is required to pay royalties to the Chief Scientist at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the Chief Scientist, if and when such sales are recognised.

The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognised in research and development expenses. The exceptions of the Company to pay the grants are based on its estimation at the end of each year.

Note 27. Commitments

There were no commitments for the current or previous financial year.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 28. Related party transactions

Parent entity

Mobilicom Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 29.

Key management personnel

Disclosures relating to key management personnel are set out in note 25.

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Consolidated
	2022	2021	2022
	AUD$	AUD$	$

Current payables:
Payables to related parties	25,667	3,667	17,437

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 29. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 2:

	Principal place of business /	Ownership interest
	Country of incorporation	2022	2021
Name		%	%

Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc (*)	United States	100.00%	-

(*)	Incorporated on December 28, 2022, in Delaware.

Note 30. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Loss after income tax expense for the year	(341,469)	(2,704,845)	(2,781,899)	(231,978)

Adjustments for:
Depreciation and amortisation	375,516	224,154	301,587 *	255,106
Share-based payments	309,256	223,171	173,134	210,092
Net gain on fair value movement of warrants	(3,768,466)	-	-	(2,560,099)
Foreign exchange differences	(428,414)	172,573	163,621 *	(291,037)
Lease interest	22,004	31,382	12,238	14,948

Change in operating assets and liabilities:
Decrease (increase) in trade and other receivables	88,317	(239,623)	797,104	59,998
Decrease (increase) in inventories	(347,668)	312,014	(277,957)	(236,188)
Increase in prepayments	(221,127)	(70,763)	5,943	(150,222)
Increase in trade and other payables	457,392	132,260	(412,547)	310,728
Increase (decrease) in employee benefits	(614,554)	115,077	41,783	(417,496)
Increase (decrease) in Government liabilities	909	(1,579)	(143,178)	616

Net cash used in operating activities	(4,468,304)	(1,806,179)	(2,120,171)	(3,035,532)

*	Reclassified

Mobilicom Limited
Notes to the consolidated financial statements
31 December 2022

Note 31. Earnings per share

	Consolidated
	2022	2021	2020	2022
	AUD$	AUD$	AUD$	$

Loss after income tax attributable to the owners of Mobilicom Limited	(341,469)	(2,704,845)	(2,781,899)	(231,976)

	Number	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	664,158,704	297,914,797	257,936,715	664,158,704

Weighted average number of ordinary shares used in calculating diluted earnings per share	664,158,704	297,914,797	257,936,715	664,158,704

	AUD$ Cents	AUD$ Cents	AUD$ Cents	$ Cents

Basic earnings per share	(0.05)	(0.91)	(1.08)	(0.03)
Diluted earnings per share	(0.05)	(0.91)	(1.08)	(0.03)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the company is loss generating.

Accounting policy for earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Mobilicom Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Mobilicom Limited
Shareholder information
31 December 2022

Note 32. Share-based payments

Set out below is a summary of options granted and on issue at the end of the year.

				Balance at					Balance at
2022		Exercise		the start of					the end of
Grant date	Expiry date	price		the year	Granted	Exercised	Forfeited	Expired	the year

27/04/2017	27/04/2022	AUD$	0.20	1,850,000	-	-	-	(1,850,000)	-
20/10/2016	20/10/2026	AUD$	0.12	614,090	-	-	-	-	614,090
05/11/2015	05/11/2025	AUD$	0.12	767,611	-	-	-	-	767,611
17/04/2018	16/04/2023	AUD$	0.15	2,200,000	-	-	(400,000)	-	1,800,000
30/05/2018	29/05/2024	AUD$	0.15	400,000	-	-	-	-	400,000
30/05/2019	25/06/2025	AUD$	0.15	3,000,000	-	-	-	-	3,000,000
05/08/2019	05/08/2022	AUD$	0.15	1,500,000	-	-	-	(1,500,000)	-
29/12/2020	29/12/2025	AUD$	0.08	9,400,000	-	-	(4,280,000)	-	5,120,000
15/07/2021	15/07/2026	AUD$	0.08	11,500,000	-	-	-	-	11,500,000
13/04/2022	13/04/2027	AUD$	0.08	-	400,000	-	-	-	400,000
13/04/2022	13/04/2027	AUD$	0.07	-	573,678	-	-	-	573,678
13/04/2022	13/04/2027	AUD$	0.05	-	6,530,000	-	(1,090,000)	-	5,440,000
				31,231,701	7,503,678	-	(5,770,000)	(3,350,000)	29,615,379

During the year, the company granted 7,503,678 unlisted options to employees and consultant of the Company. 1,380,000 options are fully vested at date of grant, 573,678 options will be vested after 18 months, 2,000,000 options will be vested after 3 years, and 3,550,000 options are vested after 4 years.

For the options granted during the current financial year, the valuation model inputs used to determine the fair value at the grant date are as follows:

Grant date	Expiry date	Share price at grant date		Exercise price		Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date

13/04/2022	13/04/2027	AUD$	0.044	AUD$	0.080	80.40%	-	0.025%	AUD$	0.0238
13/04/2022	13/04/2027	AUD$	0.044	AUD$	0.070	80.40%	-	0.025%	AUD$	0.0250
13/04/2022	13/04/2027	AUD$	0.044	AUD$	0.050	80.40%	-	0.025%	AUD$	0.0278

Accounting policy for share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions is measured at fair value on grant date. Fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the company receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

Mobilicom Limited
Shareholder information
31 December 2022

Note 32. Share-based payments (continued)

The cost of equity-settled transactions is recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the company or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the company or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.