Form 20-F
period 2023-12-31
Mobilicom Ltd
filed 2024-03-25
CIK 1898643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 001-41427

MOBILICOM LIMITED

(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

Australia	1 Rakefet Street, Shoham, Israel 6083705 +972-77-7103060
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Liad Gelfer

Director of Finance

1 Rakefet Street, Shoham, Israel 6083705

Tel: +972-52-5989900

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 1,326,676,693 ordinary shares.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to implement our growth strategies;

●	our competitive advantages;

●	the development of new products and services;

●	our ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	our ability to maintain our software licenses and product certifications;

●	general market, political, and economic conditions in the countries in which we operate;

●	our ability to maintain good business relationships with our customers, suppliers and other strategic partners;

●	our ability to protect intellectual property;

●	our ability to retain key personnel;

●	the absence of material adverse changes in the industry or global economy, including as a result of a resurgence of the COVID-19 pandemic;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Summary Risk Factors

Investing in our securities entails a high degree of risk as more fully described herein. You should carefully consider the risks described under the “Risk Factors” section beginning on page 1. Some of these risks include but are not limited to:

Risks Related to Our Financial Condition

●	We have a history of losses.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

●	Shortfalls in available external research and development funding could adversely affect us.

●	We may not accurately forecast revenues, profitability and appropriately plan our expenses.

●	Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

●	We have commenced marketing and initial sales of our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Risks Related to Our Business and Industry

●	We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce our profitability and may never result in revenue to us.

●	We will be affected by operational risks and may not be adequately insured for certain risks.

●	We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

●	We operate in a competitive market.

●	The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products and technologies obsolete.

●	Failure to obtain necessary regulatory approvals may prevent us from selling our hardware products.

●	We may be prohibited from shipping our products to certain countries if we are unable to obtain certain governmental authorizations.

●	We may be subject to the risks associated with future acquisitions or strategic partnerships, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

●	Our inability to assure retention of management and key employees could impair our future success.

●	A significant growth in the number of personnel would place a strain upon our management and resources.

●	We are subject to the risks associated with foreign operations in other countries.

●	If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

●	Our products may be subject to the recall or return.

●	If we release defective products or services, our operating results could suffer.

●	Our products and services are complex and could have unknown defects or errors, which may give rise to legal claims against us, diminish our brand or divert our resources from other purposes.

●	We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions penalties and delayed sales.

●	Negative customer perception regarding our products could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows.

●	If we fail to successfully promote our product and brand, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

●	We may be subject to cybersecurity attacks or electronic communication security risks.

●	Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our ADSs.

●	We may experience adverse effects on our reported results of operations as a result of adopting new accounting standards or interpretations.

●	We are subject to certain Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

●	Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Risks Related to our Intellectual Property

●	If we fail to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Israeli Law and our Operations in Israel

●	Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

●	Our operations may be disrupted by the obligations of personnel to perform military service.

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

●	We received Israeli government grants, from the Israeli Innovation Authorization, or IIA, for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received.

●	We may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984, or R&D Law.

Risks Related to our ADSs

●	The market price and trading volume of our ADSs may be volatile and may be affected by economic conditions beyond our control.

●	You may be subject to limitations on transfer of our ADSs.

●	A shareholder’s holding may be diluted if we issue additional shares or other securities in the future.

●	As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may afford less protection to holders of our ADSs.

●	As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

●	We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our ADSs less attractive to investors and, as a result, adversely affect the price of our ADSs and result in a less active trading market for our ADSs.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

●	ADS holders may be subject to additional risks related to holding ADSs rather than ordinary shares.

●	If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result.
●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	You will have limited ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, because we are incorporated in Australia and certain of our directors and officers reside outside the United States.
●	Australian companies may not be able to initiate shareholder derivative actions, thereby depriving shareholders of the ability to protect their interests.

These and other risks described in this Annual Report on Form 20-F could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our ADSs to decline and could result in a loss of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of losses.

We have incurred net losses since our inception on February 2, 2017. Our net losses were AUD$6,872,000 (approximately $4,700,000) and AUD$341,000 for the fiscal years ended December 31, 2023 and 2022 respectively. We cannot assure that we can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. We expect that our operating expenses will increase as we grow our business, including expending substantial resources for research, development, sales and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

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

Our reporting and functional currency is the Australian Dollar. Our Israeli subsidiary’s functional currency is the NIS. Our key expenses and revenues are currently primarily payable in NIS and US$. Certain amounts of our revenues and expenses are also in Euros. In addition, our recent equity raises were received in US$, and our research and development support program and grants are received in NIS.

As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and revenues in US$, and potential cash flow shortage. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

We have commenced marketing and initial sales of our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Historically our revenues have been derived from the sales of our hardware products. We have recently commenced selling cloud based software and cybersecurity solutions. As our cloud based software and cybersecurity solutions are newly released and only at initial sales phase, we have not definitely determined the sales model for how we plan to market and sell these products. Forecasting our revenues and profitability for these product offerings is inherently uncertain and volatile. Our actual revenues and profits for these new products may be significantly less than our forecasts. Additionally, the new business models could fail for one or more of our products and/or services, resulting in the loss our investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

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

We operate in a competitive market.

We face competition from companies such as Silvus, DTC, Persistent Systems, Creao, UXV Technologies, Skygrid and others and new competitors will continue to emerge throughout the world. Services offered by our competitors may take a larger share of our customers’ spending than anticipated, which could cause revenue generated from our products to fall below expectations. It is expected that competition in these markets will intensify.

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

We may be prohibited from shipping our products to certain countries if we are unable to obtain Israeli or U.S. government authorization regarding the export of our products, or if current or future export laws limit or otherwise restrict our business.

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

Our inability to assure retention of management and key employees could impair our future success.

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

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. For example, between 2020 and 2022, the electronics components shortage crisis, a unique result of the COVID-19 pandemic, negatively affected our market segment by increased delivery lead time and increased purchase prices of components used under certain of our products, which resulted in delay in delivery time of our products to our customers, and had negative effect on our revenues and profitability. Please see Risk Factors – Risks Related to our Business and Industry – the resurgence of the COVID-19 pandemic had some negative effect on our business, operations and financial performance, and similar global health crises could have a negative effect on our business, operations and future financial performance. Similarly, the market for electronic components is subject to cyclical reductions in supply, outside of COVID-19. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers or sub-contractors become financially unstable, then we may have to find new suppliers or sub-contractors. It may take several months to locate alternative suppliers or sub-contractors, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine and in the Middle East. Our business, financial condition and results of operations may be materially adversely affected by any negative impact on the global economy and capital markets resulting from these conflicts or any other geopolitical tensions.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks, which included call-up reservists for active military duty in the Israel Defense Forces. To date, none of our member of management nor employees is in active military reserve duty. Nevertheless, our product, research and development and business development activities remain on track. See also “Item 3,D — Risk Factors — Risks Related to Israeli Law and our Operations in Israel — Political, economic and military instability in Israel may impede our ability to operate and harm our financial results” for additional information.

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

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk.

Our business depends on the economic health of the global economies. If the conditions in the global economies remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the impact of military conflict, such as the war between Russia and Ukraine, terrorism or other geopolitical events, our business, operating results and financial condition may be materially adversely affected. Economic weakness, inflation and increases in interest rates, limited availability of credit, liquidity shortages and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with the uncertainties surrounding any resurgence of the COVID-19 pandemic, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

There can be no assurance that future credit and financial market instability and a deterioration in confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, liquidity shortages, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or if adverse developments are experienced by financial institutions, it may cause short-term liquidity risk and also make any necessary debt or equity financing more difficult, more costly, more onerous with respect to financial and operating covenants and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to alter our operating plans. In addition, there is a risk that one or more of our service providers, financial institutions, manufacturers, suppliers and other partners may be adversely affected by the foregoing risks, which could directly affect our ability to attain our operating goals on schedule and on budget.

Increased attention to environmental, social, and governance, or ESG, matters and conservation measures may adversely impact our business or that of our manufacturers.

Public companies are facing increasing scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. With this increased focus, public reporting regarding ESG practices is becoming more broadly expected. Such increased scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, which continue to evolve, we may be subject to investor or regulator engagement regarding such matters. In addition, new sustainability rules and regulations have been adopted and may continue to be introduced in various states and other jurisdictions. For example, the SEC has adopted rules that require companies to provide expanded climate-related disclosures in their periodic reporting, which may require us to incur significant additional costs to comply and impose increased oversight obligations on our management and board of directors. Our failure to comply with any applicable rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Any resurgence of the COVID-19 pandemic could adversely affect our business, financial condition and results of operations.

Public health epidemics or outbreaks could adversely impact our business. In late 2019, a novel strain of COVID-19, also known as coronavirus, was reported in Wuhan, China. Initially the outbreak was largely concentrated in China, but it rapidly spread to countries across the globe, including in Israel and the United States. Many countries around the world, including in Israel and the United States, implemented significant governmental measures to control the spread of the virus, including temporary closure of businesses, severe restrictions on travel and the movement of people, and other material limitations on the conduct of business. In response, for several months in 2020 and 2021, we implemented remote working and workplace protocols for our employees in accordance Israeli Ministry of Health requirements to ensure employee safety and all employees have been instructed on and encouraged to practice best social distancing behaviors.

If there is a resurgence of COVID-19 its spread may materially affect us economically. While the potential economic impact brought by, and the duration of, any future resurgence of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and could result in further, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity and financial position. In addition, the trading prices for other companies have been highly volatile as a result of the COVID-19 pandemic. As a result, we may face difficulties raising capital through sales of our ordinary shares or other securities and such sales may be on unfavorable terms. To the extent that future waves of COVID-19 disrupt normal business operations, we may face operational challenges with our services, and we likely will have to adopt remote working and workplace protocols for employees in accordance with government requirements and other measures to minimize such impact.

The extent to which COVID-19 impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration and severity of the outbreak, and the actions that may be required to contain COVID-19 or treat its impact. In particular, the extent to which any resurgence of the COVID-19 pandemic may impact our business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

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

Although we are an Australian company, our fully owned subsidiary and main operational, including our principal research and development facilities and sole manufacturing facility, and certain of our key employees, officers and directors are located in Israel. Accordingly, political, economic and military conditions in the Middle East may affect our business directly. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring countries and terrorist organizations active in the region, including Hamas (an Islamist militia and political group in the Gaza Strip) and Hezbollah (an Islamist militia and political group in Lebanon).

In particular, in October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and these terrorist organizations in parallel continued rocket and terror attacks. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. To date, none of our member of management nor employees is in active military reserve duty. Military service call ups that result in absences of personnel from us for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and southern border (with the Houthi movement in Yemen). It is possible that hostilities with Hezbollah in Lebanon will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank as well as other hostile countries, such as Iran, will join the hostilities. Such clashes may escalate in the future into a greater regional conflict. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthi movement in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary share. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product research and development and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the war extends for a long period of time or expands to other fronts, such as Lebanon, Syria and the West Bank, our operations may be adversely affected.

Additionally, political uprisings, social unrest and violence in various countries in the Middle East, including Israel’s neighbor Syria, have affected the political stability of those countries. This instability may lead to deterioration of the political relationships that exist between Israel and certain countries and have raised concerns regarding security in the region and the potential for armed conflict. In addition, Iran has threatened to attack Israel. Iran is also believed to have a strong influence among the Syrian government, Hamas and Hezbollah. These situations may potentially escalate in the future into more violent events which may affect Israel and us. These situations, including conflicts which involved missile strikes against civilian targets in various parts of Israel have in the past negatively affected business conditions in Israel.

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

Finally, political conditions within Israel may affect our operations. Israel has held five general elections between 2019 and 2022, and prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system, which sparked extensive political debate and unrest. To date, these initiatives have been substantially put on hold. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 22, 2024, we had 32 employees, 27 of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and, July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

Our research and development efforts were financed in part through royalty-bearing grants from the IIA. With respect to such grants, we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits.

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

While our products currently are not required to comply with any regulatory obligations in Israel, the R&D Law, as amended, and related regulations, may restrict our ability to move the production of products developed using grants received from the IIA. We received Israeli government grants from the IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received. As of December 31, 2023, we have received grants of $2.27 million.

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

Some specific factors that could negatively affect the price of our ADSs or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	changes in market valuations of similar companies;

●	changes in our key personnel;

●	changes in financial estimates or recommendations by securities analysts;

●	trading prices of our ADSs on the Nasdaq Capital Market, or Nasdaq;

●	changes in trading volume of ADSs on Nasdaq;

●	sales of our ADSs or ordinary shares by us, our executive officers or our shareholders in the future; and

●	conditions in the financial markets or changes in general economic conditions.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile). Based primarily on the composition of our assets, it is possible that we were a PFIC for our tax year ending December 31, 2023, and for subsequent tax years. Further, because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. holder of our ordinary shares or ADSs was able to make a valid qualified electing fund, or QEF election. If the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or our ordinary shares during a period when we were a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and you make a “deemed sale” election with respect our ordinary shares. If we are a PFIC in any year, U.S. taxpayers may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. We do not intend to notify U.S. taxpayers that hold our ADSs or our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our ADSs or our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or our ordinary shares in the event that we are a PFIC. If we are unable to provide this information, the QEF election will not be available to you. Prospective investors should assume that a QEF election will not be available. See also “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

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

Some provisions of our Constitution may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that only require one-third of our board of directors to be elected annually and authorize our board of directors, subject to compliance with the Corporations Act, to issue an unlimited number of shares of capital stock and preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares by amending the Constitution (although it should be noted that the amendment of the Constitution requires the approval of shareholders by a majority of not less than 75% of votes cast (directly or by proxy) at a shareholder meeting).

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

We are incorporated in Australia, the majority of our directors and officers reside outside the United States and substantially all of the assets of those persons are located outside the United States. As a result, it may be impracticable or at least more expensive for you to bring an action against us or against these individuals in Australia in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced, which may be different to the circumstances for companies incorporated in the United States.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated under the laws of Australia in 2017. We have an office at Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000. Our telephone number is +61 3 8630 3321. Our operational headquarters are located at 1 Rakefet Street, Shoham, Israel 6083705. Mobilicom Inc., incorporated in Delaware, is registered in 1000 N. West Street, Wilmington, Delaware under the registered agent MWE Corporate Services LLC.

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

Our cash used in investing activities for 2021, 2022 and 2023 amounted to AUD$31,000, AUD$27,000 and AUD$1,000 (approximately $1,000), respectively. The cash was used primarily for purchases of fixed assets. Our purchases of fixed assets primarily include computers and lab equipment used for the development of our products, and we finance these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small-sized drones or small-sized unmanned aerial vehicles, or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems original equipment manufacturers, or OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security, government and defense and courier market segments. By “design win” we are referring to the large-scale and adoption of our products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

We aim to penetrate and expand in the commercial segment of our markets by leveraging the experience we have gained in the defense segment of our markets. We believe that our key competitive advantages are our ability to provide a near end-to-end solution to our customers, which enables us to have an insider’s view of our customers’ needs as well as our holistic cybersecurity approach and highly secured offering, and outstanding performance in harsh environments. This is evidenced by our recent design wins and pilot projects, such as our cybersecurity solution being chosen by Israel’s Ministry of Defense for its small-sized drone program and the integration of our technology and offering into the U.S. Department of Defense for soldiers’ next-generation wearable tactical AI-enhanced mission kits. We further believe our products have performed well in harsh environmental conditions. Our solutions have been deployed by our various customers worldwide, including in the United States, Europe, Israel and other Asian countries. Historically we have generated most of our revenues from sales of our hardware products and have recently commenced marketing and initial sales of our cloud-based software and cybersecurity solutions.

Smart Robust Technology Solutions

SUAVs and robotic platforms are built from hundreds of products, yet there are only several key critical technology products solutions that make the drone or robot “smart”, and capable of performing its mission. We design, develop and deliver the “smart” robust solution part of the drone system to our customers. These “smart” robust solutions include cybersecurity, cloud management software, communication datalink and mobile mesh networking terminals, handheld control terminals and professional services and support. These solutions are “off-the-shelf” or can be tailored if needed to each customer.

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

We do not seek to profit from conflict. We expect the current situation in the Ukraine and in the Middle East to accelerate demand for our products.  In late February 2022, Russia launched a large-scale military attack on Ukraine.  The war includes reliance by both sides on drone warfare, including the use of small-sized drones by ground forces either for intelligence, surveillance and reconnaissance, or ISR, or loitering, drones which are also known as Kamikaze drones. These drones are used to find, track, and kill or damage targets with strikes beyond the front lines.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets including launch of extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks. This military campaign includes usage of small-sized drones for loitering and attack (kamikaze) as well as intelligence, surveillance and reconnaissance, or ISR.

Although these conflicts have not yet had an immediate impact on our business, we have seen a rise in inquiries that may result in orders from new customers and increased orders from current customers.   In these conflicts, we are also seeing cyber-attacks which target drones and other platforms, rendering them ineffective. Therefore, we witness and expect increased interest from our customers and potential customers in the need for cybersecurity products to protect drone platforms, communications channels, data transmissions and weapons carried on the small drones.  We expect to continue to sell to OEM customers mainly located in Israel, the U.S. and Western Europe that are leaders in the supply of small drones for ISR and loitering missions.

Our Products and Services

As per ResearchGate’s conclusion, SUAVs may have nine key smart components solutions, which are ground control systems, cybersecurity, cloud management software, datalink/networking hardware, flight missions, safety systems, flight computers, GPU/Edge computing processes, and payloads. We aim to provide our customers, who are SUAV and robotic systems OEMs, an end-to-end suite of smart solutions and services that include cybersecurity, cloud management software, datalink and networking, ground control systems and professional and support services. Our product portfolio is completely designed and developed in-house and based on our extensive know-how and experience gained over a decade. This enables us to design and develop every component of our solutions and technology while constantly adjusting to the ever-changing needs and challenges in the SUAVs and robotics industry. Each of our products is designed to allow utmost flexibility and scalability. Our current customers include eight (8) Tier-1 leading manufacturers of SUAVs. We currently have over 50 customers in 18 countries. Our partners and customers Israel Aerospace Industries, Airbus, Elbit Systems, Teledyne-Flir, Tomahawk Robotics, Rafael Technologies, ST Engineering, the Israeli Ministry of Defense, or MOD, and more.

ICE Cybersecurity

The ICE Cybersecurity Suite is our automated software designed to provide a “holistic” solution to prevent, detect, and respond in real-time to one or more cyber-attacks. Its ability to provide several multilayered tiers of protection (including, protecting the small drone platform itself, safeguarding its communication channels, and encrypting data received and shared during operations) is what we believe to be our key competitive advantage in our ability to provide a leading cybersecurity solution in the markets that we serve. To date, the ICE Cybersecurity Suite has started initial sales and delivery to the Israeli MOD for current surveillance and intelligence needs.

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

SkyHopper Datalinks

Our SkyHopper datalink family of products provides bi-directional data links that supports multiple transmission modes. Because of its communication capabilities through line of sight, or LOS, non-line of sight, or N-LOS, and urban areas we believe that the SkyHopper is uniquely positioned to provide high-end performance at a smaller size, lighter weight, and at a more attractive price point than our competitors. The SkyHopper datalinks provide superior communication in harsh environments through LOS, N-LOS and in urban areas, where it provides a robust, resilient and secured communication. The SkyHopper datalink family of products includes our, SkyHopper PRO, SkyHopper PROV, SkyHopper COMBO, SkyHopper lite, and SkyHopper micro.

Mobile Mesh Networking

Our Mobile Mesh Communication Unit, or MCU, family of products connects and acts as a relay to, and between, all units within the network. The MCU enables each unit to provide redundancy communication to all of the other units inits range such that a failure in one unit will not affect the operation of other units within the network. The Mesh networking enables fleet and swarm drones and robotics operation which is the cost-effective way to operate drones in the coming future. The mesh networking is strengthening our market position as a provider of superior connectivity performance in harsh conditions in the SUAV market. Configurations of the MCU can also be changed according to mesh network topology and surroundings. The MCU networking family includes the MCU-30 lite, MCU-30 Rugged, MCU-200 and MCU-70 (newly released) designed for mid-sized and long-ranged drone market.

Mobile Controller Systems

Our all-in-one ground control systems are responsible for controlling and transmitting video and data from the SUAV to the ground control system (controller systems).

We provide a wide range of handheld ruggedized controllers with multiple functionalities designed to support drone and robotics operation with variety of payloads. The controllers are compact, unified and rugged to operate with either an internal or external datalink unit, offer battery charging, an advanced tablet feature HD low-latency viewer and are designed to operate with a variety of payloads. The Mobile Controller System product portfolio includes: 7’’ mini-Controller PRO, 7’’ RVT, 10’’ Maxi-Controller PRO, 10’’ Extremer, 10’’ Touch-P and 10’’ Touch-G.

Professional Services and Support

We provide integrated logistic support, or ILS, services for SUAVs such as ILS operation, logistics, maintenance, and safety.  Our services are available either onsite at the customer’s location or available remotely.

Key Growth Strategies

Key components of our growth strategy include the following:

(1)	Achieving greater market penetration through increasing the number of our design wins and pilot projects. This is a crucial element of our strategy because they help deepen our working relationship with a customer, understand their overall needs and, in turn, allow us to better cross-sell other products and solutions. Most importantly, we have a stronger base from which to build additional revenue once our design win, which is built into our customers’ products, is certified by local regulators and marketed onwards to their customers, all with the expectation of increasing both the volume and value of customer orders. Finally, our customers continue to act as important references for future potential customers.

(2)	Achieving greater market exposure to potential customers in the markets that we serve. We are currently a leader in the Israeli market for the products we sell and are thoroughly expanding our marketing and sales activities in the U.S., Europe and several Asian countries, including increasing our in-house sales force, sponsoring trade shows, conferences, webinars and other online marketing campaigns. Our goal is to ensure that we are aware of every potential bidding process and request for proposal that exists in the markets that we serve.

(3)	In our aim to become an end-to-end solutions provider, we plan to either acquire or form strategic partnerships with other drone-related solutions and components manufacturers, service providers, or re-sellers that service our markets and who can complement our product offering.

(4)	Our research and development efforts are at the foundation of our Company and we intend to continue investing in our own innovations in order to pioneer new and enhanced products and solutions that enable us to satisfy the ever-evolving needs of the markets we serve with a focus on identifying opportunities where we can develop technology that can be sold in a SaaS software model.

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

Competition

The smart solutions market for SUAVs and robotics is characterized by intense competition, rapid change and constant innovation.

We believe that we face three different types of competition:

●	Companies, who, like us, seek to become an end-to-end provider of technology components and systems to the SUAV and robotics market. We consider UXV Technologies to be a key competitor in this segment.

●	Companies that only provide, and thus only compete with us in, one portion of our product offering. We consider such competitors to include SkyGrid (in cybersecurity), Elsight Limited, MicroHard Systems, Inc. and Auterion AG (in cloud networking management software), UXV Technologies, Kuta, CTI Ltd. and Tomahawk Robotics (in mobile handheld controllers), Silvus Technologies, Inc., Microhard Communications, Domo Tactical Communications, Inc., Comtact Systems, CreoMegic LTD, DoodleLab and Persistent Systems (in datalinks and networking).

●	Our customers’ in-house capabilities that compete with our offerings. We consider AeroVironment, Inc., Rafael Advanced Defense Systems, Ltd., Israel Aerospace Industries and Elbit Systems, Ltd to have such in-house capabilities.

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

We are also subject to the provisions of the Research Law, which may restrict our ability to move the production of products or sell the intellectual property or know-how developed using grants received from the IIA (see “Item 3,D — Risk Factors — Risks Related to Israeli Law and our Operations in Israel — We received Israeli government grants from IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information).

Employees

We currently employ 24 full time and 8 part-time employees across Israel, the United States, Europe and Australia. In addition, we retain third-party contractors and consultants.

Legal Proceedings

We are not party to any material legal proceedings.

C. Organizational Structure

We currently have two subsidiaries: Mobilicom Ltd, an Israeli company, and Mobilicom Inc., a Delaware corporation.

D. Property, Plant and Equipment

We do not own any real estate. Our registered office in Australia is located at Level 21, 459 Collins Street, Melbourne, VIC, Australia, 3000, for which we pay a nominal fee. Our operational headquarters in Israel are located at 1 Rakefet Street, Shoham, Israel 6083705.

We lease approximately 620 square meters of office premises in Shoham, Israel pursuant to a lease that expires in January 2024. We also hold an option to renew the lease for three consecutive lease periods, each of 24 months, subject to a four-month advance notice per period. We continued using the premises and are currently negotiating the terms of the extended lease.

Our monthly lease and facility management fees are approximately AUD$23,615 (approximately $16,072), based on December 31, 2023, exchange currency rates, as published by the Bank of Israel.

We believe our leased business locations are sufficient to meet our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. For the fiscal year ended December 31, 2023, the conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of December 29, 2023, on which $1.00 equaled AUD$1.462. The use of $ is solely for the convenience of the reader. Our discussion and analysis for the year ended December 31, 2022, can be found in our prospectus dated March 30, 2023, filed with the SEC on March 30, 2023.

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small drones or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security and courier market segments. By “design win” we are referring to the large-scale and exclusive adoption of our products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

For more information regarding our business and operations, see “Item 4.B. Business Overview” above.

A. Operating Results

Comparison of the years ended December 31, 2023 and 2022

Revenue and Other income

	For the twelve months ended December 31,
Revenue	2023		2022		Increase/Decrease
Revenue	AUD$	3,301,887	AUD$	2,327,058	AUD$	974,829
Other income:
Government grants from IIA		296,567		923,033		(626,466)
Interest income		441,715		168,843		272,872
Foreign exchange gains		552,971		1,175,735		(622,764)
Fair value gains from financial liability		-		3,768,466		(3,768,466)
Total Revenue and Other income	AUD$	4,593,140	AUD$	8,363,135	AUD$	(3,769,995)

Revenue

Revenues for the year ended December 31, 2023, were AUD$3,301,887 (approximately $2,258,491), compared to AUD$2,327,058 for the year ended December 31, 2022, an increase of AUD$974,829 or 42%. The increase is mainly due to entering initial scaled production by a few of our Tier-1 customers and increased orders and delivery primarily for defense purposes.

Government grants from IIA

Grants received under IIA research and development supported programs for the year ended December 31, 2023, were AUD$296,567 (approximately $202,852), compared to AUD$923,033 for the year ended December 31, 2022 a decrease of AUD$(624,211) or (68)%.

Interest income

Interest income from short-term bank deposits, for the year ended December 31, 2023, was AUD$441,715 (approximately $302,133), compared to AUD$168,843 for the year ended December 31, 2022, an increase of AUD$272,872 or 162%. The increase is mainly attributed to interest income received on the proceeds from our initial public offering in the United States in August 2022.

Foreign Exchange gains

Foreign exchange gains were AUD$552,971 (approximately $378,233) for the year ended December 31, 2023, compared to AUD$1,175,735 for the year ended December 31, 2022. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the US$., the New Israeli Shekel (NIS) and the AUD$.

Fair value gains from financial liability

Fair value gains from financial liability were AUD$nil for the year ended December 31, 2023, compared to AUD$3,768,466 for the year ended December 31, 2022. Fair value gains from financial liability are attributed to revaluation gain/(loss) between measured periods related to the warrants issued in our initial public offering in the United States in August 2022.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December 31,
	2023		2022		Increase/Decrease
Revenue	AUD$	3,301,887	AUD$	2,327,058	AUD$	974,829
Cost of Goods Sold		(1,357,614)		(883,483)		(474,131)
Gross Profit	AUD$	1,944,273	AUD$	1,443,575	AUD$	500,698

Cost of goods sold remained at the same pace as the increase in revenue. Gross margin for the year ended December 31, 2023, was 59%, compared to 62% for the year ended December 31, 2022. The continued high gross margins are mostly explained by our products being high-end IP based technology (beyond the hardware value), and ongoing effective costs-reduction planning and monitoring for components acquisitions.

Expenses

	For the twelve months ended December 31,
	2023		2022		Increase/Decrease
Expenses:
Sales and Marketing	AUD$	2,484,905	AUD$	2,464,936	AUD$	19,969
Research and Development		2,936,825		2,585,307		351,518
General and Administrative		4,032,454		2,690,920		1,341,534
Finance costs		54,765		65,972		(11,207)
Fair value losses from financial liability		476,745		-		476,745
Total expenses	AUD$	9.985.694	AUD$	7,807,135	AUD$	2,178,559

Sales and Marketing expenses.

Sales and marketing expenses were AUD$2,484,905 (approximately $1,699,675) for the year ended December 31, 2023, compared to AUD$2,464,936 for the year ended December 31, 2021, an increase of AUD$19,969 or 1%. The slight increase was primarily result of costs related with continued expansion under our target markets (U.S., Israel and Europe).

Research and Development expenses.

Research and development expenses were AUD$2,936,825 (approximately $2,008,788) for the year ended December 31, 2023, compared to AUD$2,585,307 for the year ended December 31, 2022, an increase of AUD$351,518 or 14%. The increase is mainly due to higher materials and subcontractors’ costs related with release of new products for mid-sized long-range drones and research and development of future planned new products. Furthermore, the increase also resulted from an increase in share-based compensation costs related with options granted in 2023 under our employee share option plan.

General and Administrative expenses.

General and administrative expenses were AUD$4,032,454 (approximately $2,758,199) for the year ended December 31, 2023, compared to AUD$2,690,920 for the year ended December 31, 2022, an increase of AUD$1,341,534 or 50% The increase is primarily due to higher costs of operating as a public company following our listing on the Nasdaq in August 2022 following our initial public offering in the United States as well as increase in U.S. operations under our U.S. subsidiary and increase in share-based compensation costs related with options granted in 2023 under our employee share option plan.

Financial costs.

Financial costs were AUD$54,765 (approximately $37,460) for the year ended December 31, 2023, compared to AUD$65,972 for the year ended December 31, 2022, a decrease of AUD$(11,207) or (17)%. Financial costs are primarily related with interest paid under our lease agreements.

Fair value losses from financial liability

Fair value losses from financial liability were AUD$476,745 for the year ended December 31, 2023, compared to AUD$nil for the year ended December 31, 2022. Fair value losses from financial liability are attributed to revaluation gain/(loss) between measured periods related with the warrants issued in our initial public offering in the United States in August 2022.

B. Liquidity and Capital Resources

As of December 31, 2023, we have not achieved positive cash flow from operations and incurred a net loss of AUD$6.9 million (approximately $4.7 million) for the period ended December 31, 2023, and generated AUD$30.9 million (approximately $21.2) of accumulated losses since inception.

We have financed our operations to date primarily from the August 2022 $13.3 million (approximately AUD$19.4 million) initial public offering on Nasdaq Capital Market, public offerings on the Australian Securities Exchange, or ASX, and sales of our products.

As of December 31, 2023, we had cash and cash equivalents of AUD$12.3 million (approximately $8.4 million). Additionally, we also recognized a total of AUD$1.4 (approximately $977,578) as receivables. We estimate that we have adequate financial resources for at least 12 months from December 31, 2023, based on our current cash and trade receivable balances and our ongoing operations. The consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

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

Cash Flows

AUD$

	For the twelve months ended December 31,
	2023	2022	2021
Net cash used in operating activities	(6,207,518)	(4,468,304)	(1,806,179)
Net cash used in investing activities	(1,463)	(26,628)	(30,534)
Net cash provided by/(used in) financing activities	(421,496)	19,475,174	3,368,358
(Decrease) Increase in cash and cash equivalents and restricted cash	(6,630,477)	14,980,242	1,531,645
Cash and cash equivalents and restricted cash, at the beginning of the year	18,976,542	3,996,300	2,464,655
Cash and cash equivalents and restricted cash, at the end of the year	12,346,065	18,976,542	3,996,300

Net cash used in operating activities

For the years ended December 31, 2023 and 2022, net cash used in operating activities was AUD$6,207,518 and AUD$4,468,304, respectively. The increase between the periods is primarily due to a decrease in receipts from customers of AUD$135,774 and under government grants received of AUD$626,466, net by increase in interest received of $272,872, together with an increase in payments to suppliers of AUS $1,249,322 mainly related with increased research and development activities related with release on new products and additional features and enhancement to current products, continued sale and marketing activities mainly in the United States and Europe to support the sales and marketing of our cybersecurity and cloud-based products and increased public company related costs as a result of our listing on the Nasdaq following our initial public offering in the United States in August 2022.

For the years ended December 31, 2022 and 2021, net cash used in operating activities was AUD$4,468,304 and AUD$1,806,179, respectively. The increase between the periods is primarily due to decrease in receipts from customers, together with increase in payments to supplier mainly related with increased sale and marketing activities mainly in the USA and Europe to support the sales and marketing of our cybersecurity and cloud-based products and increase in costs as a result of our listing on the Nasdaq following our initial public offering in the United States in August 2022, and certain non-recurring general and administrative costs.

Net cash used in investing activities

For the years ended December 31, 2023 and 2022, the net cash used in investing activities was AUD$1,463 and AUD$26,628, respectively.

For the years ended December 31, 2022 and 2021, the net cash used in investing activities was approximately AUD$26,628 and AUD$30,534, respectively.

Net cash provided by financing activities

For the year ended December 31, 2023 net cash used in financing activities was AUD$421,496 compared to net cash provided by financing activities of AUD$19,475,174 for the year ended December 31, 2022. For the year ended December 31, 2023, net cash used in financing activities was mostly attributed to repayment of our lease liabilities. For the year ended December 31, 2021, net cash provided by financing activities was mostly attributed to net proceeds from issuance of shares under August 2022 initial public offering on Nasdaq.

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

Commitments and Contractual Obligations

Our material contractual obligations as of December 31, 2023 which are not reflected as liabilities in the Consolidated Balance Sheets include operating lease obligations related with our facilities and for motor vehicles, of AUD$696,800 ($476,611), and net employee benefits related with severance pay and retirement obligations of AUD$295,542 ($202,151)

Other than the foregoing commitments, legal contingencies incurred in the normal course of business and employment contracts for key employees, we do not have any off-balance sheet financing arrangements or liabilities. We do not have any majority-owned subsidiaries or any interests in or relationships with any variable-interest entities that are not included in our consolidated financial statements.

Recent Offering

On January 25, 2024, we entered into a definitive securities purchase agreement with investors in connection with the issuance and sale in a registered direct offering and concurrent private placement, or the January 2024 Offering, of (i) 486,871 ADSs, (ii) pre-funded warrants to purchase 1,416,354 ADSs and (iii) unregistered common warrants to purchase up to 1,903,225 ADSs. The pre-funded warrants are immediately exercisable at an exercise price of $0.001 (approximately AUD$0.001) per ADS and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.55 (approximately AUD$2.27) per ADS (subject to adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances. The aggregate gross proceeds from the January 2024 Offering were $2.95 million (approximately AUD$4.3 million) prior to deducting offering expenses payable by us. The January 2024 Offering closed on January 30, 2024.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2023 to the year ended December 31, 2022— Research and Development Expenses.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates, geopolitical events, military conflicts and other trends that have been adversely impacting economic activity. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures. Other than as disclosed elsewhere in this annual report, we are not currently aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Financial Liability

The Company measures the value of the investors warrants and representative warrants, or Warrants, issued under our August 2022 initial public offering. The fair value of the Warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of the issuance or grant and remeasured at end of each reporting period (December 31, 2023 and 2022) using certain assumptions. These assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information covering our current directors and executive officers.

Name	Age	Position
Oren Elkayam	50	Chairman and Chief Executive Officer
Yossi Segal	50	Vice President, Research and Development and Director
Liad Gelfer	50	Director of Finance of Mobilicom Ltd. ; Chief Accounting Officer
Campbell McComb	47	Director
Jonathan Brett	66	Director

Oren Elkayam, serves as our Chairman and as Chief Executive Officer. Mr. Elkayam is a tech executive, founder, and public company CEO who has led growth and innovation at tech companies from inception through cashflow-positive commercialization. Having raised over $100 million in venture and public company investments, Mr. Elkayam has led IPOs, developed breakthrough cybersecurity and wireless communications, established international sales and marketing channels, sold products and solutions to top-tier companies, and built high-performing corporate organizations from the ground up. Mr. Elkayam has served on the boards of several venture-backed firms. Mr. Elkayam has been instrumental in building Mobilicom’s product portfolio and global Tier-1 customer base while guiding the establishment of industry standards and regulatory policy for drones. Prior to starting Mobilicom, Mr. Elkayam was CEO of Sortech, a nano-powder materials technology company which he led from incubation to fully commercialized products and strategic deals with the top tier companies in its field. As VP of Business Development of Runcom, a fabless silicon company that develops and sells solutions for the broadband mobile communications industry, Oren initiated and negotiated contracts with top carrier companies such as Alcatel-Lucent, Nortel, KDDI, Mitsubishi, and Motorola, as well as leading investment rounds with international venture capital funds. Mr. Elkayam served as an Officer in the Israeli Air Force, led an elite R&D unit for large cutting-edge technology projects, and was involved with the Israel Space Agency. He holds a B.Sc in Electrical Engineering and an MBA (magna cum laude) from Ben-Gurion University, Israel.

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

On October 19, 2023, we voluntarily delisted our ordinary shares from the ASX and our ADS began trading exclusively on the Nasdaq on October 19, 2023. Our constitution (similar to articles of association) require that the aggregate maximum non-executive directors’ remuneration be determined by the Company in a general meeting. The most recent determination by shareholders in 2017 set the maximum annual aggregate collective remuneration of all non-executive directors of AUD$250,000.

Executive remuneration

We aim to reward executives based on their position and responsibility, with a level and mix of remuneration which has both fixed and variable components.

The executive remuneration and reward framework has five components:

●	base pay and non-monetary benefits;

●	short-term performance incentives;

●	share-based payments; and

●	other remuneration such as Israel social benefits, U.S. 401K plan and long service leave.

The combination of these comprises the executive’s total remuneration.

Fixed remuneration, consisting of base salary, Israel social benefits, U.S. 401K plan, superannuation and non-monetary benefits, are reviewed annually by the board of directors based on individual and business unit performance, our overall performance and comparable market remunerations.

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

Details of Remuneration for fiscal year 2023

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us, in thousands of Australian dollars, for the year ended December 31, 2023.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total	Total
	AUD$	AUD$	AUD$	AUD$	$
All directors and senior management as a group, consisting of 5 persons as of December 31, 2023 (1)(2)(3)(4)(5)(6)(7)	1,044,284	253,199	698,900	1,996,383	1,365,526

(1)	9,500,000 options exercisable to ordinary shares, were granted on July 9, 2021, at an exercise price of AUD$0.08, vesting over 3 years.

(2)	1,000,000 options exercisable to ordinary shares, were granted on April 14, 2022, at an exercise price of AUD$0.05, vesting over 4 years.

(3)	On May 31, 2023, Mr. McComb was granted 15,312,500 options exercisable to ordinary shares, at an exercise price of AUD$0.008, vesting over 3 years.

(4)	On May 31, 2023, Mr. Brett was granted 15,312,500 options exercisable to ordinary shares, at an exercise price of AUD$0.008, vesting over 3 years.

(5)	On May 31, 2023, Mr. Elkayam was granted 109,375,000 options exercisable to ordinary shares, at an exercise price of AUD$0.008, vesting over 3 years.

(6)	On May 31, 2023, Mr. Segal was granted 54,687,500 options exercisable to ordinary shares, at an exercise price of AUD$0.008, vesting over 3 years.

(7)	On August 3, 2023, Mr. Gelfer was granted 3,500,000 options exercisable to ordinary shares, at an exercise price of AUD$0.008, vesting over 3 years.

C. Board Practices

Board of Directors

Our board of directors currently consists of four members.

Directors may be elected at each annual general meeting of our shareholders and, subject to any express contractual terms which may apply to executive Directors, serve until they retire or are removed by a majority vote of shareholders. In addition, our Constitution require that the number nearest to but not more than one-third of the directors (excluding the CEO) must retire at each annual general meeting – directors who retire in this manner are eligible for re-election at the same annual general meeting. We believe that each of our directors has relevant industry experience. The membership of our board of directors is directed by the following requirements:

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

Code of Conduct

We have established a Corporate Governance Statement, which includes a code of conduct. Our Corporate Governance Statement sets out the standards of behavior that apply to every aspect of our dealings and relationships, both within and outside Mobilicom. The following standards of behavior apply to all directors, executive officers and employees of Mobilicom:

●	comply with all laws that govern us and our operations;

●	act honestly and with integrity and fairness in all dealings with others and each other;

●	avoid or manage conflicts of interest;

●	use our assets responsibly and in the best interests of Mobilicom; and

●	be responsible and accountable for our actions.

The Code of Conduct is available on our website at https://mobilicom-ltd.com.au/.

Board Diversity Matrix (As of March 22, 2024)

Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

Part I: Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	0	3	0	1
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	1

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Employee Share Option Plan

Our employee stock ownership plan, or the Option Plan, was previously approved by the shareholders at our annual general meeting on May 31, 2023. Under the rules of the Option Plan, our board of directors may offer options to our employees and consultants. A summary of the Option Plan is set out below.

Eligible Employees

Means any of our full or part time employees or consultants of us or those of our associated bodies corporate, or other such persons that our board of directors see fit, excluding members of our board of directors (unless separate shareholder approval is obtained).

Option

Means an option to acquire a Share issued in accordance with the Option Plan.

Purpose

The Option Plan is intended to provide mechanisms through which we can incentivize key management, staff and contractors.

Option Plan Administration

The Option Plan shall be administered by the board of directors who shall have power to:

(i)	determine appropriate procedures for administration of the Option Plan consistent with the Option Plan Terms and Conditions;

(ii)	resolve conclusively all questions of fact or interpretation or dispute in connection with the Option Plan and settle, as the directors in their absolute discretion determine expedient, any difficulties or anomalies howsoever arising with or by reason of the operation of the Option Plan; and

(iii)	delegate to any one or more persons for such period and on such conditions as it may determine the exercise of any of the directors’ powers or discretions arising under the Option Plan.

Eligibility

Eligible Employees entitled to participate in the Option Plan shall be determined by the directors in their absolute discretion taking into account a person’s skills, experience, length of service, remuneration level and such other criteria as the directors consider appropriate in the circumstance.

Offer and Application

An application to be issued Options may be made by Eligible Employees invited to participate in the Option Plan using the acceptance form which will accompany the invitation to participate in the Option Plan.

The invitation to an Eligible Employee to participate in the Option Plan will include:

(i)	whether the Options issued may incorporate performance related factors;

(ii)	the number of Options to be issued to an Eligible Employee under the Option Plan;

(iii)	the exercise price of the Options, subject to applicable laws; and

(iv)	the periods during which the Options may be exercised or will vest.

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

Maximum Number of Options and Shares

The total number of securities that can be issued pursuant to the Option Plan without further shareholder approval on and from the Meeting is limited to 100,000,000.

Subject to compliance with the ‘20% issue limit’ set out in section 1100V(2)(b)(ii) of the Corporations Act, Options may be offered under the Option Plan without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act. The Company may also issue Options (whether under this Option Plan or otherwise) without the issue of a disclosure document in reliance on other exceptions to the disclosure requirement of the Corporations Act 2001 (Cth) including issued that did not need disclosure to investors because of section 708 of the Corporations Act.

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

(ii)	to use their reasonable endeavors to procure that an offer is made to holders of Options on like terms (having regard to the nature and value of the Options) to the terms proposed under the Trigger Event in which case the directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the Options shall immediately become exercisable and if not exercised within 10 days, shall lapse.

Trigger Event means:

(i)	the dispatch of a notice of meeting to consider a scheme of arrangement us and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;

(ii)	the service of a bidder’s statement or a like document on us; or

(iii)	the date upon which a person or a group of associated person becomes entitled, subsequent to the date of issue of the Option, to sufficient Shares to give it or them the ability, in general meeting to replace all, or allow a majority, of directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons.

No Quotation of Options

The Options will not be quoted on Nasdaq. However, application will be made to Nasdaq for official quotation of the Shares issued on the exercise of the Options.

As of December 31, 2023, the Company has issued 255,850,000 options under the Option Plan to employees (including directors and/or their nominee(s)) and consultants of the Company at an exercise price of AUD$0.008 ($0.005). 70,000,000 options vest over a 1 year period following issue, 140,000,000 options vest equally quarterly over the period between 2 years from issue and 3 years from issue, 23,350,000 options are vested over 3 years period, and 22,500,000 options are vested over 4 years period.

Assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2023 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

All options granted under the Option Plan are deemed to be granted for no consideration.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 1,460,566,218 ordinary shares outstanding as of March 22, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of March , 2024. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of February 29, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these options and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

	Number of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
AWM Investment Company, Inc. (1)	117,727,500	7.5%
Bard Associates, Inc. (2)	121,075,625	8.0%

Directors and senior management who are not 5% holders:
Oren Elkayam	40,929,775	2.8%
Yossi Segal	33,092,158	2.3%
Campbell McComb	5,145,120	*
Jonathan Brett	3,833,334	*
Liad Gelfer	500,000	*
All directors and senior management as a group (5 persons) (3)	83,500,387	5.7%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on information contained in a Schedule 13G/A filed with the SEC on February 9, 2024 by AWM Investment Company, Inc. Consists of (i) 10,646 ADS held directly by AWM Investment Company, Inc, (ii) warrants to purchase 58,641 ADSs held by Special Situations Cayman Fund, L.P., (iii) 35,547 ADSs and warrants to purchase 196,074 ADSs held by Special Situations Fund III QP, L.P., (iv) 2,921 ADSs and warrants to purchase 17,247 ADSs held by Special Situations Technology Fund, L.P., and (v) 15,886 ADSs and warrants to purchase 91,138 ADSs held by Special Situations Technology Fund II, L.P. AWM Investment Company, Inc. is the investment adviser to Special Situations Cayman Fund, L.P., a Cayman Islands Limited Partnership, Special Situations Fund III QP, L.P., a Delaware limited partnership, Special Situations Technology Fund, L.P., a Delaware limited partnership and Special Situations Technology Fund II, L.P., a Delaware limited partnership. The warrants described above are subject to 4.99% blocker. Each ADS is represented by 275 ordinary shares.

(2)	Based on information contained in a Schedule 13G/A filed with the SEC on January 4, 2024, by Bard Associates, Inc. Consist of 225,475 ADSs and warrants to purchase 214,800 ADSs. Each ADS is represented by 275 ordinary shares.

(3)

Includes (i) a total of 74,667,053 ordinary shares held by directors and senior management, and (ii) a total of 8,833,334 shares subject to options that are beneficially owned by directors and senior management that are exercisable within 60 days after March 22, 2024, with a weighted average exercise price of AUD$0.09 ($0.06) per share and which expire between June 2025 and April 2027. Each ADS is represented by 275 ordinary shares.

Record Holders

Based upon a review of the information provided to us by our previous registrar in Australia, as of March 15, 2024, there were a total of 253 holders of record of our ordinary shares, of which 215 record holders had registered addresses in Australia and 19 record holders had registered addresses in the United States. The Bank of New York Mellon, or BNY, is the holder of record for our American Depositary Receipt program, pursuant to which each ADS represents 275 ordinary shares. As of March 14, 2024, BNY held 1,375,443,300 ordinary shares representing approximately 94.2% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2021.

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

On October 19, 2023, the company ceased trading on the ASX. Our ADSs and warrants continue to be traded, now exclusively, on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively.

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs and warrants trade exclusively on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively.

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

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares, ADSs, and warrants. This discussion is based on the laws in force as of the date of this Annual Report on Form 20-F, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares, ADSs and warrants in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

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

Certain Material U.S. Federal Income Tax Considerations

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

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares or ADSs at the end of your taxable year over your adjusted tax basis in the ordinary shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the subsequent sale or other disposition of your ordinary shares or ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but your basis in your shares will have been adjusted, as described below, to reflect the amount of ordinary gain or loss that you realized as a result of each mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares or ADSs in a year when we are not a PFIC will be a capital gain or loss. See “Taxation of the Sale, Exchange or other Disposition of ordinary shares or ADSs” above for the treatment of capital gains and losses.

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

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of ADSs issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). An adjustment to the warrants that could result in a constructive distribution to a U.S. Holder would be treated as described under “Taxation of Dividends Paid on ordinary shares or ADSs” above, and the tax treatment of distributions on the warrants is unclear. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the U.S. Holder. U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to and distributions on the warrants.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares, warrants, or ADSs. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares or ADSs. This discussion represents the opinion of Australian counsel to Mobilicom.

It is based upon existing Australian tax law as of the date of this Annual Report on Form 20-F, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

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

Stamp Duty

No stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on Nasdaq at all relevant times and the shares do not represent 90% or more of all of our issued shares.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in AUD$/NIS currency exchange rates. While our functional currency is AUD$ the vast majority of our expenses is denominated in NIS. For 2023, assuming a 10% devaluation of the AUD$ to the NIS, we would experience an increase in our net loss of approximately AUD$434,000, while assuming a 10% appreciation of the AUD$ against the NIS, we would experience a decrease in our net loss of approximately AUD$355,000. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Director of Finance, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international Financial Reporting Standards (“IFRS”) and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2023, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, a Firm in the BDO Global Network, an independent registered public accounting firm, or BDO, has served as our principal independent registered public accounting firm for the years ended December 31, 2023, 2022, and 2021.

The following table provides information regarding fees paid or to be paid by us to BDO, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2023, and 2022:

	Year Ended December 31,
(USD in thousands)	2023	2022

Audit fees (1)	153	182
Tax fees (2)	9	11
Other fees (3)	16	127

Total	178	320

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

(3)	Other fees consist of our October 2023 F-3 (Shelf) registration related fees.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

 On June 28, 2023, we filed a report with the Australian Securities Exchange regarding the appointment of Hall Chadwick WA Audit Pty Ltd and the resignation of BDO Audit Pty Ltd (BDO) as our auditor in Australia. No change was made with respect to the appointment of BDO Member Firm, Ziv Haft, Certified Public Accountants, Isr., as our public accounting firm registered with the Public Company Accounting Oversight Board (United States).

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares and warrants on the Nasdaq Capital Market, we are required to comply with the Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the applicable laws in Australia (the Corporations Act) in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

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

The Nasdaq listing rules allow for a foreign private issuer, such as us, to follow its home country practices in lieu of certain of the Nasdaq’s corporate governance standards. In connection with our Nasdaq Listing Application, we expect to rely on exemptions from certain corporate governance standards that are contrary to the laws, rules, regulations or generally accepted business practices in Australia. These exemptions being sought are described below:

●	We rely on an exemption from the requirement that our independent directors meet regularly in executive sessions under Nasdaq Listing Rules. The Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we seek to claim this exemption.

●	We rely on an exemption from the quorum requirements applicable to meetings of shareholders under Nasdaq Listing Rules. In compliance with Australian law, our Constitution provides that five shareholders present, in person or by proxy, attorney or a representative, shall constitute a quorum for a general meeting. Nasdaq Listing Rules require that an issuer provide for a quorum as specified in its by-laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33% (1/3) of the outstanding shares of an issuer’s voting ordinary shares. Accordingly, because applicable Australian law and rules governing quorums at shareholder meetings differ from Nasdaq’s quorum requirements, we seek to claim this exemption.

●	We rely on an exemption from the requirement prescribed by Nasdaq Listing Rules that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law provides for restrictions on us, as an Australian public company, issuing securities to related parties (including directors and their associates) other than in certain exceptions which include issues with shareholder approval, issues as reasonable remuneration or issues which are on arm’s length (or terms worse for the related party than arm’s length terms). We are also prohibited from issuing securities to investors without disclosure (by way of a prospectus or other Australian offer document under which disclosure is made in accordance with Australian law) unless an exemption applies to that investor or class of investors as provided for under Australian law (the exemptions included exceptions for defined professional and sophisticated investors). As we have more than 50 shareholders, an investor and their associates also must not acquire a relevant interest in 20% or more of our issued voting shares unless an exception applies under Australian law, which exceptions include shareholder approval and a regulated takeover offer. Due to differences between Australian law and rules and the Nasdaq shareholder approval requirements, we seek to claim this exemption.

●	We rely on an exemption from the requirement that issuers must maintain charters for each of the following committees in compliance with Nasdaq Listing Rules: audit committee, nomination committee and compensation committee. In addition, we expect to rely on an exemption from the requirement that issuers must maintain a code of conduct in compliance with Nasdaq Listing Rules. Applicable Australian law does not require us to maintain any charters for their committees nor does such law require us to maintain a code of conduct.

●	We rely on an exemption for the requirement that a majority of the board of directors be independent. Applicable Australian law does not require that a majority of the board of directors be independent.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

ITEM 16K. CYBERSECURITY

We have developed and maintain a cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs to mitigate risk and to ensure compliance with security, availability and confidentiality trust principles. The cybersecurity process has been integrated into our overall risk management system and process, and is solely internally managed. Management is responsible for identifying risks that threaten achievement of the control activities stated in the management’s description of the services organizations systems. Management has implemented a process for identifying relevant risks that could affect the organization’s ability to provide secure and reliable service to its users. The risk assessment occurs annually, or as business needs change, and covers identification of risks that could act against the company’s objectives as well as specific risks related to a compromise to the security of data. See “Item 3.D Risk Factors—Risks Related to Our Business and Industry—Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.”

The level of each identified risk is determined by considering the impact of the risk itself and the likelihood of the risk materializing and high scoring risks are actioned upon. Risks are analyzed to determine whether the risk meets company risk acceptance criteria to be accepted or whether a mitigation plan will be applied. Mitigation plans include both the individual or department responsible for the plan and may include budget considerations.

The oversight of cybersecurity threats is undertaken by Yossi Segal our VP R&D, who holds over two decades of experience in communication and information technology and is supported by management. Our audit committee is responsible for cybersecurity oversight and monitoring risk. Management informs the audit and investment committee of such risk by committee meetings.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Constitution of Mobilicom Limited (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

2.1	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934 (included as Exhibit 2.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 30, 2023 and incorporated herein by reference)

4.1	Form of Deposit Agreement among Mobilicom Limited, The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.3	Form of Representative’s Warrant Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.4	Form of Warrant Agent Agreement (included as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.5	Form of Warrant (included as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.6	Form of Pre-Funded Warrant (included as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.7	Employee Share Option Plan (included as Exhibit 10.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.8	Appointment of Non-Executive Director, Campbell McComb, dated February 28, 2017 (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.9	Appointment of Non-Executive Director, Jonathan Brett dated September 14, 2018 (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.10	Director’s Deed of Indemnity, Insurance and Access (Oren Elkayam) (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.11	Director’s Deed of Indemnity, Insurance and Access (Cambell McComb) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.12	Director’s Deed of Indemnity, Insurance and Access (Jonathan Brett) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.13	Form of Securities Purchase Agreement dated as of January 25, 2024 between Mobilicom Limited and the investors listed therein (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.14	Placement Agent Agreement, dated as of January 25, 2024, by and between the Company and Ladenburg Thalmann & Co. Inc. (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.15	Form of Pre-Funded Warrant issued by Mobilicom Limited on January 30, 2024 (included as Exhibit 10.3 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.16	Form of Warrant issued by Mobilicom Limited on January 30, 2024 (included as Exhibit 10.4 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

8.1	List of significant subsidiaries of Mobilicom Limited (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 30, 2023 and incorporated herein by reference)

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Ziv Haft (BDO Member Firm), independent registered public accounting firm

97.1*	Executive Officer Clawback Policy

101	The following financial information from Mobilicom Limited’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

MOBILICOM LIMITED

Date: March 25, 2024	By:	/s/ Oren Elkayam
Oren Elkayam
Chairman and Chief Executive Officer

Mobilicom Limited

Annual Report - December 31, 2023

Mobilicom Limited Contents December 31, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Mobilicom Limited

Level 7, 90 Collins Street

Melbourne, Victoria, 3000

Australia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mobilicom Limited (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations.

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

We have served as the Company’s auditor since 2021.

/s/ Ziv Haft
Tel-Aviv, Israel	Ziv haft
March 25, 2024	Certified Public Accountants (Isr.)
BDO Member Firm

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2023

		Consolidated			Consolidated
	Note	2023	2022	2021	2023
		AUD$	AUD$	AUD$	$*

Revenue	4	3,301,887	2,327,058	3,578,603	2,258,491

Cost of sales	5	(1,357,614)	(883,483)	(1,243,583)	(928,608)

Government grants		296,567	923,033	787,544	202,852
Interest received		441,715	168,843	1,580	302,133
Foreign exchange gains		552,971	1,175,735	-	378,233
Fair value gains (loss) from financial liability		-	3,768,466	-	-

Expenses
Selling and marketing expenses	6,23	(2,484,905)	(2,464,936)	(1,692,074)	(1,699,675)
Research and development	7,23	(2,936,825)	(2,585,307)	(2,458,600)	(2,008,788)
General and administration expenses	8,23	(4,032,454)	(2,690,920)	(1,430,862)	(2,758,199)
Finance costs		(54,765)	(65,972)	(53,544)	(37,460)
Fair value gains (loss) from financial liability		(476,745)	-		(326,094)
Foreign exchange losses		-	-	(184,743)	-

Loss before income tax expense		(6,750,168)	(327,483)	(2,695,679)	(4,617,115)

Income tax expense	9	(121,797)	(13,986)	(9,166)	(83,309)

Loss after income tax expense for the year attributable to the owners of Mobilicom Limited		(6,871,965)	(341,469)	(2,704,845)	(4,700,424)

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2023

		Consolidated			Consolidated
	Note	2023	2022	2021	2023
		AUD$	AUD$	AUD$	$*
Other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans (refer to note 21)		9,560	366,517	(34,197)	6,539

Items that may be reclassified subsequently to profit or loss
Foreign currency translation (refer to note 21)		(511,368)	(935,142)	206,363	(349,776)

Other comprehensive income (loss) for the year, net of tax		(501,808)	(568,625)	172,166	(343,237)

Total comprehensive loss for the year attributable to the owners of Mobilicom Limited		(7,373,773)	(910,094)	(2,532,679)	(5,043,661)

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2023

		Consolidated			Consolidated
	Note	2023	2022	2021	2023
		AUD$	AUD$	AUD$	$*
Basic earnings (loss) per share	30	(0.52)	(0.05)	(0.91)	(0.35)
Diluted earnings (loss) per share	30	(0.52)	(0.05)	(0.91)	(0.35)
Weighted average number of ordinary shares used in calculating basic and diluted earnings (loss) per share		1,328,152,166	664,158,704	297,914,797	1,328,152,166

*	UD Dollars numbers presented solely for convenience of the reader

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of financial position As at December 31, 2023

		Consolidated		Consolidated
	Note	2023	2022	2023
		AUD$	AUD$	$*
Assets

Current assets
Cash and cash equivalents	10	12,259,185	18,917,416	8,385,283
Restricted cash	10	86,880	59,126	59,426
Trade and other receivables, net	11	1,429,209	828,351	977,578
Inventories	12	1,366,635	838,658	934,779
Total current assets		15,141,909	20,643,551	10,357,066

Non-current assets
Property, plant and equipment, net	13	117,758	135,878	80,547
Right-of-use assets	14	672,954	426,817	460,300
Total non-current assets		790,712	562,695	540,847
Total assets		15,932,621	21,206,246	10,897,913

*	US Dollar numbers presented solely for convenience of the reader

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of financial position As at December 31, 2023

		Consolidated		Consolidated
	Note	2023	2022	2023
		AUD$	AUD$	$*
Liabilities

Current liabilities
Trade and other payables	15	2,076,052	1,608,846	1,420,018
Lease liabilities	16	327,046	333,850	223,700
Financial liability	17,20	1,572,818	1,097,520	1,075,808
Total current liabilities		3,975,916	3,040,216	2,719,526

Non-current liabilities
Lease liabilities	16	334,909	95,403	229,078
Employee benefits	18	295,542	203,636	202,151
Governmental liabilities on grants received	19	6,666	6,084	4,560
Total non-current liabilities		637,117	305,123	435,789

Total liabilities		4,613,033	3,345,339	3,155,315
Net assets		11,319,588	17,860,907	7,742,598

Equity

Issued capital	20	41,855,722	41,636,762	28,629,314
Reserves	21,23	388,674	276,988	265,853
Accumulated losses		(30,924,808)	(24,052,843)	(21,152,569)

Total equity		11,319,588	17,860,907	7,742,598

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2023

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance at January 1, 2021	22,884,795	1,046,869	198,160	(474,752)	(21,635,786)	2,019,286

Loss after income tax expense for the year	-	-	-	-	(2,704,845)	(2,704,845)
Other comprehensive income for the year	-	-	206,363	(34,197)	-	172,166

Total comprehensive loss for the year	-	-	206,363	(34,197)	(2,704,845)	(2,532,679)

Share-based payments (note 23)	-	223,171	-	-	-	223,171

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 20)	3,619,341	-	-	-	-	3,619,341
Expiry of options	-	(46,425)	-	-	46,425	-
Forfeiture of options	-	(8,806)	-	-	8,806	-
Re-allocation between accumulated losses and foreign currency reserve	-	-	(167,086)	-	167,086	-
Balance at December 31, 2021	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2023

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$
Balance at January 1, 2022	26,504,136	1,214,809	237,437	(508,949)	(24,118,314)	3,329,119

Loss after income tax expense for the year	-	-	-	-	(341,469)	(341,469)
Other comprehensive loss for the year	-	-	(935,142)	366,517	-	(568,625)

Total comprehensive loss for the year	-	-	(935,142)	366,517	(341,469)	(910,094)

Share-based payments (note 23)	-	309,256	-	-	-	309,256

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 20)	15,132,626	-	-	-	-	15,132,626
Expiry of options	-	(311,840)	-	-	311,840	-
Forfeiture of options	-	(95,100)	-	-	95,100	-
Balance at December 31, 2022	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2023

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity	Total equity
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$	AUD$	$*
Balance at January 1, 2023	41,636,762	1,117,125	(697,705)	(142,432)	(24,052,843)	17,860,907	12,216,860

Loss after income tax expense for the year	-	-	-	-	(6,871,965)	(6,871,965)	(4,700,424)
Other comprehensive loss for the year	-	-	(511,368)	9,560	-	(501,808)	(343,237)

Total comprehensive loss for the year	-	-	(511,368)	9,560	(6,871,965)	(7,373,773)	(5,043,661)

Share-based payments (note 23)	-	882,055	-	-	-	882,055	603,326

Transactions with owners in their capacity as owners:
Forfeiture of options	-	(18,899)	-	-	-	(18,899)	(12,927)
Expiry of options	249,662	(249,662)	-	-	-	-	-
Cancellation of shares	(30,702)	-	-	-	-	(30,702)	(21,000)
Balance at December 31, 2023	41,855,722	1,730,619	(1,209,073)	(132,872)	(30,924,808)	11,319,588	7,742,598

*	US Dollars numbers presented solely for convenience of the reader

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of cash flows For the year ended December 31, 2023

		Consolidated			Consolidated
	Note	2023	2022	2021	2023
		AUD$	AUD$	AUD$	$*

Cash flows from operating activities
Receipts from customers (inclusive of VAT)		2,534,404	2,670,178	3,977,275	1,733,532
Interest received		441,715	168,843	1,580	302,133
Interest paid		(22,199)	(22,004)	(31,916)	(15,184)
Payments to suppliers and employees (inclusive of VAT)		(9,458,587)	(8,209,263)	(6,540,662)	(6,469,672)
Government grants received and tax incentives		297,149	923,942	787,544	203,250

Net cash used in operating activities	31	(6,207,518)	(4,468,304)	(1,806,179)	(4,245,941)

Cash flows from investing activities
Payments for property, plant and equipment		(1,463)	(26,628)	(30,534)	(1,001)

Net cash used in investing activities		(1,463)	(26,628)	(30,534)	(1,001)

Cash flows from financing activities
Proceeds from issue of shares	20	-	22,450,965	3,840,000	-
Share issue transaction costs		-	(2,615,470)	(220,659)	-
Shares buyback (Small parcel plan) payments		(30,702)	-	-	(21,000)
Repayment of lease liabilities		(390,794)	(360,321)	(250,983)	(267,303)

Net cash provided by/ (used in) financing activities		(421,496)	19,475,174	3,368,358	(288,303)
Net Increase (decreased) in cash and cash equivalents and restricted cash		(6,630,477)	14,980,242	1,531,645	(4,535,245)
Cash and cash equivalents and restricted cash at the beginning of the financial year		18,976,542	3,996,300	2,464,655	12,979,954
Cash and cash equivalents and restricted cash at the end of the financial year	10	12,346,065	18,976,542	3,996,300	8,444,709

*	US Dollar numbers presented solely for convenience of the reader

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 1. General information

The financial statements cover Mobilicom Limited (the “Company”) as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Mobilicom Limited’s functional and presentation currency.

The conversion from Australian dollars (AUD$) into U.S. dollars ($) was made at the exchange rate as of December 31, 2023, on which $ 1.00 equalled AUD$ 1.462. The use of US$ is solely for the convenience of the reader.

The functional currency of the Company ’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels.

The Company is a listed public company limited by shares, incorporated and domiciled in Australia. On October 19, 2023, the Company chose to voluntarily remove its ordinary shares from the Australian Securities Exchange (“ASX”) and trade exclusively on the NASDAQ in the form of American Depository Receipts. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	1 Rakefet Street
Level 21, 459 Collins Street	Shoham, Israel 6083705
Melbourne, Victoria, 3000
Australia

The Company’s principal activities are design, develop and deliver of cybersecurity and robust solutions including communication datalinks, mesh network, ground control systems, cybersecurity and could-software solutions for drone, robotics and autonomous platforms.

The Company is an end-to-end provider of cybersecurity and robust solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops, and delivers robust solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers. The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications. The Company is growing a global customer base with sales to high profile customers including corporates, governments, and military departments. The Company’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. The Company’s large solution portfolio is being deployed worldwide, seeing the Company derive revenue from hardware, software sales & licensing fees.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas and other terrorist organizations in parallel to their continued rocket and terror attacks, which included call-up reservists for active military duty in the Israel Defense Forces. As the vast majority of the employees of the Company are situated in Israel, as of the date of the authorization of the financial statements by the directors, none of the Company’s members of management nor employees is in active military reserve duty. Nevertheless, the Company’s product, research and development and business development activities remain on track.

The financial statements were authorized for issue, in accordance with a resolution of directors, on March__,2024. The directors have the power to amend and reissue the financial statements.

Liquidity analysis

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of December 31, 2023, the Company has not achieved positive cash flow from operations and incurred a net loss of AUD$6,871,965 ($4,700,424) for the year ended December 31, 2023, and generated AUD$30,924,808 ($21,152,569) of accumulated losses since inception. The Company estimates that it has adequate financial resources for the foreseeable future based on its current cash and trade receivable balances and its ongoing operations. Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that the Company requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The following amendments are effective for the period beginning January 1, 2023:

●	Disclosure of Accounting Policies (Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements); These amendments have no effect on the measurement or presentation of any items in the Consolidated financial statements of the Company but affect the disclosure of accounting policies of the Company.

●	Definition of Accounting Estimates (Amendments to IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors); These amendments had no material effect on the consolidated financial statements of the Company.

●	IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction. These amendments had no material effect on the consolidated financial statements of the Company.

New standards, interpretations and amendments not yet effective:

There are number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2023 (the date on which the Company’s next annual financial statements will be prepared up to) that the Company has decided not to adopt early. These standards and interpretations will not have a material impact on the financial statements once adopted.

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’) and Interpretations.

Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss and other comprehensive income (loss).

Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 3 below.

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at December 31, 2023 and the results of all subsidiaries for the year then ended..

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 2. Significant accounting policies (continued)

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

Foreign currency translation

The financial statements are presented in Australian dollars, which is the Company ’s presentation currency and functional currency. The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is Israeli New Shekels. The use of US Dollar is solely for the convenience of the reader.

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 2. Significant accounting policies (continued)

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

The Company measures the Financial liability (warrants) at fair value. See note 3 and note 20.

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

Financial Liability

The Company measures the fair value of the warrants issued under August 2022 Nasdaq IPO & listing. The fair value of these warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of the grant and remeasured at each reporting period (December 31, 2023 and 2022) and is based on certain assumptions. Those assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

On June 30, 2023, the Company reassessed the valuation methodology applied to the valuation of the warrants, in conjunction with an independent valuation from a third party. The warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the warrants based on the guidance of IFRS 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation methodology (moving from Level 2 fair value measurement type to Level 1) that was applied on December 31, 2022, as a change in accounting estimates.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 3. Critical accounting judgements, estimates and assumptions (continued)

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

Note 4. Revenue

	Consolidated			Consolidated
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$
Sale of goods	3,301,887	2,327,058	3,578,603	2,258,491

Revenue from contracts with customers

Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery.

For the years ended December 31, 2023, 2022 and 2021, sales of goods include recognized deferred revenues in the amount of AUD$nil, AUD$12,156 and AUD$320,948, respectively.

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

Government Grant income

The Company receives government grant income from the Israeli Innovation Authority (formerly the Office of the Chief Scientist) (Innovation Authority), as support for participation in sponsored programs for research and development projects. Grants are received for eligible research and development expenses, upon submission and acceptance of periodic project performance reports. Grant income is recognized as the related milestone is met.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 4. Revenue (continued)

Fair value gains (loss) from financial liability

Fair value gain (loss) is recognised at an amount that reflects the changes in fair value of the financial liability between the measured periods.

Major customers

	As of December 31,
	2023	2022
Customer	% of total income	% of total income
A	18%	-
B	17%	-
C	11%	11%
D	-	18%
E	-	11%

Income by geographic

	2023	2022	2021
	% of total income	% of total income	% of total income
Israel	66%	39%	80%
U.S. & Canada	17%	33%	9%
Rest of world	17%	28%	11%

Note 5. Cost of sales

	Consolidated			Consolidated
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$

Salaries and benefits	209,822	222,693	176,787	143,518
Cost of materials	1,051,315	577,902	991,959	719,100
Occupancy and office expenses	18,270	22,431	14,193	12,497
Other	26,452	21,507	43,832	18,093
Depreciation	51,755	38,950	16,812	35,400

	1,357,614	883,483	1,243,583	928,608

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 6. Selling and marketing expenses

	Consolidated			Consolidated
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$

Salaries and benefits	1,658,820	1,800,318	1,321,555	1,134,633
Marketing services	369,763	255,306	158,706	252,918
Travel expenses	91,178	74,425	38,077	62,365
Depreciation	180,477	142,325	61,642	123,446
Occupancy and office expenses	24,926	38,547	21,608	17,049
Other	159,741	154,015	90,486	109,264

	2,484,905	2,464,936	1,692,074	1,699,675

Note 7. Research and development

	Consolidated			Consolidated
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$

Salaries and benefits	2,106,459	2,005,506	1,688,408	1,440,818
Materials	174,260	111,856	247,948	119,194
Royalties to the OCS	9,865	6,478	(1,924)	6,747
Subcontractors	359,464	121,471	275,087	245,874
Depreciation	117,849	140,426	112,077	80,609
Other	168,928	199,570	137,004	115,546

	2,936,825	2,585,307	2,458,600	2,008,788

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 8. General and administration expenses

	Consolidated			Consolidated
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$

Salaries and benefits	1,229,925	1,140,392	678,814	841,269
Share based payment	437,902	158,887	54,033	299,525
Professional fees	1,073,651	576,254	547,849	734,377
Insurance	435,713	297,855	24,894	298,028
Travel expenses	86,314	6,675	231	59,039
Depreciation	62,012	53,815	33,623	42,416
Occupancy and office expenses	237,757	48,648	20,112	162,626
Other	469,180	408,394	71,306	320,919

	4,032,454	2,690,920	1,430,862	2,758,199

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 9. Income tax expense

	Consolidated			Consolidated
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(6,750,168)	(327,483)	(2,695,679)	(4,617,115)

Tax at the statutory tax rate of 27.5% (Australian company tax rate)	(1,856,296)	(90,058)	(741,312)	(1,269,707)

Tax expenses related with previous years’ non-deductible/(taxable) costs in calculating taxable income	104,840	-	-	71,710
Effect of statutory tax rates difference between Australian company tax rate to Israeli company’s tax rate (23%)	233,122	200,724	55,127	159,456
Effect of statutory tax rates difference between Australian company tax rate to U.S. Federal company’s tax rate (21%)	(6,687)	-	-	(4,574)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Share-based payments	242,565	85,045	61,372	165,915
Other temporary differences not recognised	1,404,253	(181,725)	633,979	960,509

Income tax expense	121,797	13,986	9,166	83,309

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 10. Current assets - cash and cash equivalents and restricted cash

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$
Cash and cash equivalents	12,259,185	18,917,416	8,385,283
Restricted cash	86,880	59,126	59,426
Cash at bank	12,346,065	18,976,542	8,444,709

Accounting policy for cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Restricted cash represents deposits with banks which are used mainly as a security for guarantees provided against facilities lease agreement and line of use for credit cards.

Note 11. Current assets - trade and other receivables, net

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Trade receivables	971,220	203,737	664,315
Other receivables	457,989	624,614	313,263

	1,429,209	828,351	977,578

Accounting policy for trade and other receivables

Trade receivables are initially recognised at transaction price and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The Company has applied the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance. To measure the expected credit losses, trade receivables have been grouped based on days overdue.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

No allowance for expected credit losses or overdue balances are accounted for in the financial statements.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 12. Current assets - inventories

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Finished goods - at cost	621,562	345,865	425,149
Raw materials- at cost	776,575	518,217	531,177
Accrual for slow inventory	(31,502)	(25,424)	(21,547)
	1,366,635	838,658	934,779

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Inventories cost is based on weighted average method.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 13. Non-current assets - property, plant and equipment, net

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Computer equipment - at cost	277,045	275,582	189,498
Less: Accumulated depreciation	(251,192)	(242,159)	(171,814)
	25,853	33,423	17,684

Office furniture & equipment - at cost	131,728	131,728	90,102
Less: Accumulated depreciation	(50,013)	(41,818)	(34,209)
	81,715	89,910	55,893

Machinery & equipment - at cost	85,309	85,309	58,351
Less: Accumulated depreciation	(75,119)	(72,764)	(51,381)
	10,190	12,545	6,970

	117,758	135,878	80,547

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	Computer	Office furniture &	Machinery &
	equipment	equipment	equipment	Total	Total
Consolidated	AUD$	AUD$	AUD$	AUD$	$

Balance at January 1, 2022	32,849	100,582	19,140	152,571
Additions	22,018	2,190	2,420	26,628
Depreciation expense	(21,444)	(12,862)	(9,015)	(43,321)

Balance at December 31, 2022	33,423	89,910	12,545	135,878
Additions	1,463	-	-	1,463	1,001
Depreciation expense	(9,033)	(8,195)	(2,355)	(19,583)	(13,395)

Balance at December 31, 2023	25,853	81,715	10,190	117,758	80,547

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 14. Non-current assets - right-of-use assets

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Land and buildings - right-of-use	556,107	254,409	380,377
Motor vehicles - right-of-use	116,847	172,408	79,923

	672,954	426,817	460,300

Additions to the right-of-use assets during the financial year were AUD$702,079 ($480,222) (2022: AUD$148,815).

During the 2023 financial year, the Company leased new cars for the Israeli subsidiary under agreement for 3 years.

The Company leases land and buildings for its offices in Israel under agreements for 5 years, starting February 1, 2019, and in some cases, options to extend for three additional consecutive periods, each for 24 months. On renewal, the terms of the leases are renegotiated.

The Company continued using the premises and is currently negotiating the terms of the extended lease for a period of additional 24 months.

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	Land and Buildings	Motor Vehicle	Total	Total
Consolidated	AUD$	AUD$	AUD$	$

Balance at January 1, 2022	517,719	92,478	610,197	-
Additions	-	148,815	148,815
Depreciation expense	(263,310)	(68,885)	(332,195)

Balance at December 31, 2022	254,409	172,408	426,817
Additions	562,233	139,846	702,079	480,222
Early return of leased cars	-	(105,532)	(105,532)	(72,184)
Depreciation expense	(260,535)	(89,875)	(350,410)	(239,680)

Balance at December 31, 2023	556,107	116,847	672,954	460,300

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 15. Current liabilities - trade and other payables

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Trade payables	733,076	299,289	501,424
Other payables	1,342,976	1,309,557	918,594

	2,076,052	1,608,846	1,420,018

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 16. Lease liabilities

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Current	327,046	333,850	223,700
Non-current	334,909	95,403	229,078
	661,955	429,253	452,778

Refer to note 24 for further information on financial instruments.

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

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	2023	2022	2023
Consolidated	AUD$	AUD$	$

Balance at January 1	429,253	641,660	293,609
Additions	702,079	148,815	480,222
Disposals (early return of leased cars)	(82,566)	-	(56,474)
Accretion of interest	22,199	22,004	15,184
Payments	(390,794)	(360,321)	(267,303)
Effect of exchange rates differences	(18,216)	(22,905)	(12,460)

Balance at December 31	661,955	429,253	452,778

	1 year or less	Between 1 and 2 years	Between 2 and 3 years	Over 3 years	Total
Consolidated	AUD$	AUD$	AUD$	AUD$	AUD$

December 31, 2023	327,046	311,294	23,615	-	661,955
December 31, 2022	333,850	95,403	-	-	429,253

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 17. Financial liability

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Warrants at fair value	1,572,818	1,097,520	1,075,808

On August 25, 2022 the Company completed its US listing via the issuance of 3,220,338 ADSs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of $13,299,996. One ADS represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADS. The warrants have 5-year term, and they can be exercised any time before expiry date August 24, 2027.

The warrants represent financial liabilities at fair value through profit or loss.

Refer to note 20 for further information on issued capital.

Note 18. Non-current liabilities - employee benefits

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Employee benefits	295,542	203,636	202,151

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

Statement of financial position amounts

The amounts recognized in the statement of financial position are determined as follows:

	Consolidated		Consolidated
	2023	2022	2023
	AUD$	AUD$	$

Present value of the defined benefit obligation	334,335	313,227	228,685
Fair value of defined benefit plan assets	(120,412)	(109,591)	(82,362)
	213,923	203,636	146,323

Other long-term obligations	81,619	-	55,828
Net liability in the statement of financial position	295,542	203,636	202,151

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 18. Non-current liabilities - employee benefits (continued)

Movement in plan assets:

	Consolidated		Consolidated
	2023	2022	2023
	AUD$	AUD$	$

Balance at the beginning of the year	109,591	208,375	74,960
Interest income	3,267	3,002	2,235
Contributions	10,204	21,432	6,980
Payments (withdrawal)	-	(120,412)	-

Re measurements gain/(loss)
Return on plan assets (excluding interest)	1,225	6,432	838
Foreign exchanges differences	(3,875)	(9,238)	(2,651)

Balance at the end of the year	120,412	109,591	82,362

Reconciliations

	Consolidated		Consolidated
	2023	2022	2023
	AUD$	AUD$	$

Reconciliation of the present value of the defined benefit obligation
Balance at the beginning of the year	313,227	1,026,565	214,247
Interest cost	16,333	11,153	11,172
Current service cost	19,600	40,309	13,406
Redeemed accrued benefits	-	(384,273)	-
Actuarial loss/(gains) from financial assumptions	(3,675)	(340,909)	(2,514)
Foreign exchanges differences	(11,150)	(39,618)	(7,626)

Balance at the end of the year	334,335	313,227	228,685

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 19. Non-current liabilities - Governmental liabilities on grants received

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$

Governmental liabilities on grants received	6,666	6,084	4,560

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

The Company participates in programs sponsored by the Israeli Innovation Authority- Office of Chief Scientist ("OCS"), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the Company is committed to pay royalties for the R&D programs, while the research programs do not require repayment). In exchange for the OCS’s participation in the programs, the Company is required to pay royalties to the OCS at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the LIBOR rate. The Company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the OCS, if and when such sales are recognized. The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognized in research and development expenses. The projections of the Company to pay the grants are based on its estimation at the end of each year.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 20. Equity - issued capital

	Consolidated
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2021	2023	2022	2021	2023
	Shares	Shares	Shares	AUD$	AUD$	AUD$	$

Ordinary shares - fully paid	1,326,676,693	1,331,279,665	321,936,715	41,855,722	41,636,762	26,504,136	28,629,314

Movements in ordinary share capital

Details	Date	Shares	Issue price	AUD$	$

Balance	January 1, 2021	257,936,715		22,884,795

Placement(*)		64,000,000	$0.06	3,840,000
Capital raising costs
Placement(*)		-	-	(220,659)

Balance	December 31, 2021	321,936,715		26,504,136

Issue of IPO shares (net of warrant fair value)(**)		885,592,950	$0.015	13,662,563
Exercise of 450,000 pre-funded warrants		123,750,000	$0.026	4,085,533
Capital raising costs		-	-	(2,615,470)

Balance	December 31, 2022	1,331,279,665		41,636,762

Expiry of options		-		249,662	170,768
Cancelation of shares through small parcel buy back		(4,602,972)		(30,702)	(21,000)

Balance	December 31, 2023	1,326,676,693		41,855,722	28,629,314

(*)	On July 15, 2021, the Company issued 64,000,000 options to investors in the Company’s May 2021 capital raising. The options have an exercise price of AUD$0.09 ($0.07), expire July 15, 2023

(**)	On August 24, 2022, the Company issued 3,220,338 units to shareholders in the Company’s August 2022 Nasdaq listing & IPO. Each unit consists of a single ADS and single pre-funded warrant exercisable to a single ADS. The warrants have an exercise price of AUD$7.36 ($5.00), expire August 24, 2027.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

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

The Company recorded these warrants as a derivative financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. On December 31, 2023, it amounted to AUD$1,486,424 ($1,016,714) (December 31, 2022: AUD$1,044,955). The amounts were recorded at fair value according to a valuation performed by an independent third-party appraiser. The fair value of the pre-funded warrants was classified as a level 2 fair value measurement.

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

The Company recorded these warrants as a derivative financial liability which represents the fair value of the warrants on the transaction date due to the fact that they do not meet the criteria for a fixed number of equity instruments in exchange for a fixed amount of cash. The derivative financial liability is re-measured at each reporting date, with changes in fair value recognized under fair value gains/(losses) from financial liability. The derivative financial liability as of August 24,2022 amounted to AUD$281,436, reflecting the average between high & low valuation inputs. On December 31, 2023, it amounted to AUD$86,394 ($59,093) (December 31, 2022: AUD$52,565) reflecting the average between high & low valuation inputs. The fair value of the representative warrants was classified as a level 2 fair value measurement.

The pre-funded warrant and representative warrant are referred herein together as “Warrants”.

For the year ended December 31, 2023, the Company recorded fair value losses, net of AUD$476,745 ($326,094). For the year ended December 31, 2022, the Company recorded fair value gains, net of AUD$3,768,466. Fair value gains (losses), net, recorded under the statement of comprehensive loss as a result of the change in the fair value of Warrants.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 20. Equity - issued capital (continued)

The following assumptions were based on observable market conditions that existed at the issue date and of December 31, 2023:

	At issue date		At December 31, 2022		At December 31, 2023
Assumption Value methodology	Level 2		Level 2		Level 1		Level 1
Historical volatility		81%		81%		-		-
Exercise price	US$	5.0	US$	5.0	US$	5.0	US$	5.16
Share price	US$	2.929	US$	0.970	US$	0.367	US$	0.367
Risk-free interest rate		3.3%		4%		-		-
Dividend yield		0%		0%		-		-
Fair value per warrant	US$	1.2005	US$	0.2555	US$	0.367	US$	0.367

A summary of changes in share purchase warrants issued by the Company during the years ended December 31, 2023 and 2022 is as follows:

	Fair value measurements using input type
	Level 1		Level 2		Level 3	Total
Balance as of January 1, 2022	-		-		-	-
Warrants issued during the period		-	AUD$	5,598,835	-	AUD$	5,598,835
Fair value loss (gain) recognized in consolidated statement of profit or loss and other comprehensive income		-		(3,768,466)	-		(3,768,466)
Transfer upon exercise		-		(825,609)	-		(825,609)
Translation adjustments				92,760			92,760
Warrant liability as of December 31, 2022		-	AUD$	1,097,520	-	AUD$	1,097,520
Transfer to level 1 valuation input		1,097,520		(1,097,520)	-		-
Fair value loss (gain) recognized in consolidated statement of profit or loss and other comprehensive income		476,745		-	-		476,745
Translation adjustments		(1,447)		-			(1,447)
Warrant liability as of December 31, 2023	AUD$	1,572,818		-	-	AUD$	1,572,818

Refer to notes 2 and 24 for further information on financial instruments. Refer to note 3 for further information on change in valuation methodology.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 21. Equity - reserves

	Consolidated			Consolidated
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2021	2023
	AUD$	AUD$	AUD$	$

Foreign currency reserve	(1,209,073)	(697,705)	237,437	(827,006)
Re-measurements of defined benefit plans reserve	(132,872)	(142,432)	(508,949)	(90,884)
	(1,341,945)	(840,137)	(271,512)	(917,890)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to Australian dollars.

Re-measurements of defined benefit plans reserves

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 21. Equity – reserves (continued)

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re-measurement of defined benefit plans	Foreign currency
	reserve	reserve	Total	Total
Consolidated	AUD$	AUD$	AUD$	$

Balance at January 1, 2021	(474,752)	198,160	(276,592)
Re-measurement of defined benefit plans	(34,197)		(34,197)
Re-allocation between accumulated losses and foreign currency reserve	-	39,277	39,277

Balance at December 31, 2021	(508,949)	237,437	(271,512)
Re-measurement of defined benefit plans	366,517		366,517
Re-allocation between accumulated losses and foreign currency reserve	-	(935,142)	(935,142)

Balance at December 31, 2022	(142,432)	(697,705)	(840,137)
Re-measurement of defined benefit plans	9,560		9,560	6,539
Re-allocation between accumulated losses and foreign currency reserve	-	(511,368)	(511,368)	(349,776)

Balance at December 31, 2023	(132,872)	(1,209,073)	(1,341,945)	(917,890)

Note 22. Equity - dividends

There were no dividends paid, recommended or declared during the years ended December 31, 2023, 2022 and 2021.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

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

A summary of changes in stock options for the years ended December 31, 2023, 2022 and 2021 is presented below:

	Number of options outstanding	Weighted average exercise price		Weighted average exercise price
Balance, January 1, 2021	24,948,242	AUD$	0.11	$
Granted (i)	11,500,000		0.08
Expired (ii)	(921,116)		0.05
Forfeited (iii)	(4,295,425)		0.09
Balance, December 31, 2021	31,231,701	AUD$	0.10
Granted (iv)	7,503,678		0.05
Expired (v)	(3,350,000)		0.18
Forfeited (vi)	(5,770,000)		0.08
Balance, December 31, 2022	29,615,379	AUD$	0.09
Granted (vii)	255,850,000		0.01		0.01
Expired (viii)	(1,800,000)		0.15		0.10
Forfeited (ix)	(4,745,000)		0.08		0.06
Balance, December 31, 2023	278,920,379	AUD$	0.02		$0.01

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 23. Equity – share-based compensation and share-based payment reserve (continued)

i.	On July 15, 2021, the Company issued 11,500,000 options to directors of the Company, which vest over three years (33% each year). The total fair value of the options was AUD$337,870. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.057; exercise price - AUD$0.08; expected life - 5 year; annualized volatility 73.13%; dividend yield - 0%; risk free rate - 0.04%.

ii.	During the year ended December 31, 2021, 921,116 options with a fair value of AUD$44,359 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iii.	During the year ended December 31, 2021, 4,295,425 options were forfeited with a total fair value of AUD$206,504 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iv.	On April 13, 2022, the Company issued 7,503,678 options to employees and consultant of the Company. 1,380,000 options are fully vested at date of grant, 573,678 options are vested after 18 months, 2,000,000 options are vested after 3 years, and 3,550,000 options are vested after 4 years.

a.	The fair value of 400,000 options was AUD$9,520 ($6,467).

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

c.	The fair value of the 6,530,000 options was AUD$181,273 ($123,147).

The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.05; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

v.	During the year ended December 31, 2022, 3,350,000 options with a fair value of AUD$311,840 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

vi.	During the year ended December 31, 2022, 5,770,000 options were forfeited with a total fair value of AUD$236,959 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

vii.	During the year ended December 31, 2023:

a.	On May 31, 2023, the Company issued 210,000,000 options to directors of the Company, which vest over three years (33.33% of the options 1 year after grant date; 66.66% remain in equally quarterly over the 2nd & 3rd years after date of grant). The total fair value of the options was AUD$1,637,000 ($1,119,708).

The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.009; exercise price - AUD$0.008; expected life - 10 year; annualized volatility 86.6%; dividend yield - 0%; risk free rate - 0.0355%.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 23. Equity – share-based compensation and share-based payment reserve (continued)

b.	On August 3, 2023, the Company issued 45,850,000 options to employees and consultants of the Company. 23,350,000 options are vested after 3 years, and 22,500,000 options are vested after 4 years. The total fair value of the options was AUD$489,678 ($334,940).

The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.012; exercise price - AUD$0.008; expected life - 5 year; annualized volatility 128.89%; dividend yield - 0%; risk free rate - 0.0378%.

viii.	During the year ended December 31, 2023, 3,020,000 options with a fair value of AUD$249,662 ($170,769) expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

ix.	During the year ended December 31, 2023, 3,525,000 options were forfeited with a total fair value of AUD$89,009 ($60,882) and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

x.

The Company recognized share-based compensation expense of AUD$882,055 ($603,326) for the year ended December 31, 2023 (2022: AUD$309,256, 2021: AUD$223,171) in relation to the vesting of options issued in previous years.

xi.	As at December 31, 2023, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price		Exercisable At December 31, 2023	Expiry Date
614,090	AUD$	0.20	614,090	October 20, 2026
767,611	AUD$	0.12	767,611	November 5, 2025
400,000	AUD$	0.15	400,000	May 29, 2024
3,000,000	AUD$	0.15	3,000,000	June 25, 2025
3,325,000	AUD$	0.15	3,200,000	December 29, 2025
11,500,000	AUD$	0.08	7,666,667	July 8, 2026
400,000	AUD$	0.08	400,000	April 13, 2027
573,678	AUD	0.07	573,678	April 13, 2027
4,740,000	AUD	0.05	3,365,000	April 13, 2027
210,000,000	AUD	0.01	-	May 31, 2033
43,600,000	AUD	0.01	1,291,667	August 3, 2028
278,920,379			21,278,713

As at December 31, 2023, options outstanding have a weighted average remaining contractual life of 8.03 years (December 31, 2022 – 3.25 years).

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 23. Equity – share-based compensation and share-based payment reserve (continued)

Accounting policy for share-based payments

Equity-settled share-based compensation benefits are provided to employees.

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

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

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the Company’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

The carrying amount of the Company’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in AUD equivalents):

	Assets		Liabilities		Assets	Liabilities
	2023	2022	2023	2022	2023	2023
Consolidated	AUD$	AUD$	AUD$	AUD$	$	$

US dollars	11,906,907	18,061,483	808,794	31,233	8,144,325	553,215
Euros	48,210	1,826	468	871	32,976	320
Israeli New Shekel	163,311	1,849,492	-	-	111,704	-
	12,118,428	19,912,801	809,262	32,104	8,289,005	553,535

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the Company’s functional currency. The risk is measured using sensitivity analysis.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 24. Financial instruments (continued)

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

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities	Remaining contractual maturities
Consolidated - 2023	AUD$	AUD$	AUD$	AUD$	AUD$	$

Non-derivatives
Non-interest bearing
Trade payables	733,076	-	-	-	733,076	501,424
Other payables	1,342,976	-	-	-	1,342,976	918,594
Government liabilities	-	-	-	6,666	6,666	4,560
Total non-derivatives	2,076,052	-	-	6,666	2,082,718	1,424,578

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2022	AUD$	AUD$	AUD$	AUD$	AUD$

Non-derivatives
Non-interest bearing
Trade payables	299,289	-	-	-	299,289
Other payables	1,309,557	-	-	-	1,309,557
Government liabilities	-	-	-	6,084	6,084
Total non-derivatives	1,608,846	-	-	6,084	1,614,930

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. Refer to note 2 for further information on Fair value of financial instruments.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 25. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Company is set out below:

	Consolidated		Consolidated
	2023	2022	2023
	AUD$	AUD$	$

Short-term employee benefits	860,229	821,414	588,397
Post-employment benefits	210,543	294,171	144,011
Israel deferred payments	-	653,768	-
Share-based payments	689,094	93,036	471,340
	1,759,866	1,862,389	1,203,748

Note 26. Commitments

There were no commitments for the current or previous financial year.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 27. Related party transactions

Parent entity

Mobilicom Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 28.

Key management personnel

Disclosures relating to key management personnel are set out in note 25.

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated		Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2023	2022	2023
	AUD$	AUD$	$
Current payables:
Payables to related parties	234,641	25,667	160,494
Non-current payables:
Payables to related parties	132,896	-	90,901

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2023

Note 28. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 2:

		Ownership interest
	Principal place of business /	2023	2022
Name	Country of incorporation	%	%

Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc (*)	United States	100.00%	100.00%

(*)	Incorporated on December 28, 2022, in Delaware

Note 29. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2023	2022	2021		2023
	AUD$	AUD$	AUD$		$

Loss after income tax expense for the year	(6,871,965)	(341,469)	(2,704,845)		(4,700,424)

Adjustments for:
Depreciation and amortisation	412,093	375,516	224,154		253,075
Share-based payments	882,055	309,256	223,171		603,326
Net loss (gain) on fair value movement of warrants	476,745	(3,768,466)	-		326,094
Foreign exchange differences	(559,504)	(428,414)	172,039	*	(353,904)
Lease interest	22,199	22,004	31,916	*	15,184

Change in operating assets and liabilities:
Decrease (increase) in trade and other receivables	(600,858)	(132,810)*	(310,386	)*	(410,986)
Decrease (increase) in inventories	(527,977)	(347,668)	312,014		(361,136)
Increase in trade and other payables	467,206	457,392	132,260		319,568
Increase (decrease) in employee benefits	91,906	(614,554)	115,077		62,864
Increase (decrease) in Government liabilities	582	909	(1,579)		398

Net cash used in operating activities	(6,207,518)	(4,468,304)	(1,806,179)		(4,245,941)

*	Reclassified

Mobilicom Limited Shareholder information December 31, 2023

Note 30. Earnings (loss) per share

	Consolidated
	2022	2021	2020	2023
	AUD$	AUD$	AUD$	$

Loss after income tax attributable to the owners of the Company	(6,871,965)	(341,469)	(2,704,845)	(4,700,424)

	Number	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings (loss) per share	1,328,152,166	664,158,704	297,914,797	1,328,152,166

Weighted average number of ordinary shares used in calculating diluted earnings (loss) per share	1,328,152,166	664,158,704	297,914,797	1,328,152,166

	AUD$ Cents	AUD$ Cents	AUD$ Cents	$ Cents

Basic earnings (loss) per share	(0.52)	(0.05)	(0.91)	(0.35)
Diluted earnings (loss) per share	(0.52)	(0.05)	(0.91)	(0.35)

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in IASB 133 “Earnings per Share”. The rights to options are non-dilutive as the company is loss generating.

Accounting policy for earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit (loss) attributable to the owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Mobilicom Limited Shareholder information December 31, 2023

Note 30. Earnings (loss) per share (continued)

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

Note 31. Subsequent events

(a)	Commencing January 1, 2024, the Company elected to shift from Australian dollar functional currency to U.S. dollar functional currency and accordingly all internal financial reporting and presentations, to board of directors and executive management as well as external financial reporting and presentations are denominated in U.S. dollar. Following the transition to U.S. Dollar as functional currency the currency transaction adjustment (“CTA”) reserve balance as of December 31, 2023, will remain as is (freeze) and starting January 1, 2024 differences between the USD and the NIS will be recorded under the CTA reserve while transactions with AUD will be recorded as foreign currency transactions under the statement of profit or loss and other comprehensive income (loss).

(b)	On January 25, 2024, the Company entered into a definitive agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance of (i) 133,889,525 ordinary shares represented by 486,871 American Depositary Shares (“ADSs”), and (ii) prefunded warrants to purchase up to an aggregate of 389,497,350 ordinary shares represented by 1,416,354 ADSs, in a registered direct offering at an offering price of $1.55 per ADS and $1.5499 per pre-funded warrant, for aggregate gross proceeds of approximately $2.95 million (AUD$4.31 million). Each ADS represents two hundred seventy-five (275) ordinary shares, no par value, of the company. The offering was closed on January 30, 2024.

In addition, in a concurrent private placement, the Company agreed to issue the investors warrants to purchase up to an aggregate of 523,386,875 ordinary shares represented by 1,903,225 ADSs at an exercise price of $1.55 per ADS. The warrants will be immediately exercisable and will expire five years following the initial exercise date. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

Each pre-funded warrant is exercisable for one ADS at an exercise price of $0.001 per share. The pre-funded warrants are immediately exercisable and may be exercised at any time until all of the pre-funded warrants are exercised in full.