Form 20-F
period 2024-12-31
Mobilicom Ltd
filed 2025-03-27
CIK 1898643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________________

For the transition period from ______ to ______

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 2,059,298,968 ordinary shares.

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
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

On January 1, 2024, the Company transitioned from the Australian dollar (“AUD”) as its presentation currency to the U.S. dollar (‘USD”) as its presentation currency. The change was accounted for as a change of accounting policy on a retrospective basis. In addition, after re-evaluating indicators established in IAS 21 to determine the functional currency of the Company and considering related operative facts, commencing January 1, 2024, the Company transitioned from AUD as its functional currency to USD as its functional currency. The functional currency of the Company’s subsidiary, Mobilicom Ltd. remains New Israeli Shekel. All references to “$” (other than in our audited and unaudited consolidated financial statements) or “US$” in this Annual Report on Form 20-F refer to U.S. dollars. All references to “AUD$” or “AUD” in this Annual Report on Form 20-F mean Australian dollars. All references to “NIS” in this Annual Report on Form 20-F mean New Israeli Shekel.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to implement our growth strategies;

●	our competitive advantages;

●	the development of new products and services;

●	our ability to obtain and maintain financing on acceptable terms;

●	the impact of competition;

●	changes in laws, rules and regulations;

●	our ability to maintain our software licenses and product certifications;

●	general market, political, and economic conditions in the countries in which we operate;

●	our ability to maintain good business relationships with our customers, suppliers and other strategic partners;

●	our ability to protect intellectual property;

●	our ability to retain key personnel;

●	the absence of material adverse changes in the industry or global economy;

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war security situation in Israel; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

v

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

Risks Related to Our Financial Condition and Capital Requirements

We have a history of losses.

We have incurred net losses since our inception on February 2, 2017. Our net losses were $8,010,358 and $4,565,754 for the fiscal years ended December 31, 2024 and 2023 respectively. We cannot assure that we can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. We expect that our operating expenses will increase as we grow our business, including expending substantial resources for research, development, sales and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

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

Our reporting and functional currency is US$. Our Israeli subsidiary’s functional currency is the NIS. Our key expenses and revenues are currently primarily payable in NIS and US$. Certain amounts of our revenues and expenses are also in AUD and Euros. In addition, our recent equity raises were received in US$, and our research and development support program and grants are received in NIS.

As a result, we are exposed to the currency fluctuation risks relating to the recording of our expenses and revenues in different currencies, and potential cash flow shortage. We may, in the future, decide to enter into currency hedging transactions. These measures, however, may not adequately protect us from material adverse effects.

We have commenced marketing and initial sales of our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Historically our revenues have been derived from the sales of our hardware products. We have recently commenced selling cloud-based software and cybersecurity solutions. As our cloud-based software and cybersecurity solutions are newly released and only at initial sales phase, we have not definitely determined the sales model for how we plan to market and sell these products. Forecasting our revenues and profitability for these product offerings is inherently uncertain and volatile. Our actual revenues and profits for these new products may be significantly less than our forecasts. Additionally, the new business models could fail for one or more of our products and/or services, resulting in the loss our investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

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

We operate in a competitive market.

We face competition from companies such as Silvus, DTC, Microhard, Creao, UXV Technologies, Skygrid and others and new competitors will continue to emerge throughout the world. Services offered by our competitors may take a larger share of our customers’ spending than anticipated, which could cause revenue generated from our products to fall below expectations. It is expected that competition in these markets will intensify.

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

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. For example, between 2020 and 2022, the electronics components shortage crisis, a unique result of the COVID-19 pandemic, negatively affected our market segment by increased delivery lead time and increased purchase prices of components used under certain of our products, which resulted in delay in delivery time of our products to our customers, and had negative effect on our revenues and profitability. Similar global health crises could have a negative effect on our business, operations and future financial performance. Similarly, the market for electronic components is subject to cyclical reductions in supply. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers or sub-contractors become financially unstable, then we may have to find new suppliers or sub-contractors. It may take several months to locate alternative suppliers or sub-contractors, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

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

Our products are comprised of and rely on complex and sensitive electronic hardware, algorithms, software, user-friendly interfaces and tightly integrated, electromechanical designs. Despite testing, our products might have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could significantly reduce tour operating margins.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. To date, none of our employees are in active military reserve duty. Nevertheless, our product, research and development and business development activities remain on track. See also “Item 3,D — Risk Factors — Risks Related to Israeli Law and our Operations in Israel — Political, economic and military instability in Israel may impede our ability to operate and harm our financial results” for additional information.

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

In addition, increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

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

Scrutiny of sustainability and environmental, social, and governance, or ESG, initiatives could increase our costs or otherwise adversely impact our business.

Public companies have recently faced scrutiny related to ESG practices and disclosures from certain investors, capital providers, shareholder advocacy groups, other market participants and other stakeholder groups. Such scrutiny may result in increased costs, enhanced compliance or disclosure obligations, or other adverse impacts on our business, financial condition or results of operations. If our ESG practices and reporting do not meet investor or other stakeholder expectations, we may be subject to investor or regulator engagement regarding such matters. Our failure to comply with any applicable ESG rules or regulations could lead to penalties and adversely impact our reputation, access to capital and employee retention. Such ESG matters may also impact our third-party contract manufacturers and other third parties on which we rely, which may augment or cause additional impacts on our business, financial condition, or results of operations.

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

Our success depends, in large part, on our ability to protect our intellectual property, know-how and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets other contractual provisions, to protect our intellectual property and other proprietary rights. However, a portion of our technology and know-how is not patented, and we may be unable or may not seek to obtain patent protection for this technology. The existing US legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. The laws of countries other than US may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave the Company and will be employed by one of our competitors, then they may disseminate proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed. From time to time, we may have to initiate lawsuits to protect our intellectual property and other proprietary rights. Pursuing these claims is time consuming and expensive and could adversely impact our results of operations.

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

Although we are an Australian company, our fully owned subsidiary and main operational, including our principal research and development facilities and sole manufacturing facility, and certain of our key employees, officers and directors are located in Israel. Accordingly, political, geopolitical, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring Arab countries, Hamas (an Islamist terrorist militia and political group that controls the Gaza strip), Hezbollah (an Islamist terrorist militia and political group based in Lebanon) and other terrorist organizations active in the region. These conflicts have involved missile strikes, hostile infiltrations and terrorism against civilian targets in various parts of Israel, which have negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could negatively affect business conditions in Israel in general and our business in particular, and adversely affect our product development, operations and results of operations. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport or the nautical routes, could prevent or delay shipments of our components or products.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ADSs. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product research and development and business development activities remain on track. However, the intensity and duration of Israel’s current war against Hamas, Hezbollah, the Houthis, and Iran, and is difficult to predict at this stage, as are such war’s economic implications on our business and operations and on Israel’s economy in general. If the ceasefire declared collapse or a new war commences or hostilities expand to other fronts, our operations may be adversely affected.

Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and the market price of our Ordinary Shares, and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary, in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran.

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

As of March 26, 2025, we had 30 employees, 27 of whom were based in Israel. Some of our employees may be called upon to perform up to 70 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and, July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property and know-how has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 1967, or the Patent Law, inventions conceived by an employee in the course of and as a result of or arising from his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, will determine whether the employee is entitled to remuneration for his inventions. Israeli case law clarifies that the right to receive consideration for “service inventions” can be waived by the employee and that in certain circumstances, such waiver does not necessarily have to be explicit. The Committee will examine, on a case-by-case basis, the general contractual framework between the parties, using interpretation rules of the general Israeli contract laws. Further, the Committee has not yet determined one specific formula for calculating this remuneration (but rather uses the criteria specified in the Patent Law). Although we have entered into assignment-of-invention agreements with our current and former employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us, we may still face claims demanding remuneration in consideration for assigned inventions. If such claims are found to have merit despite our assignment of invention agreements, we could be required to pay additional remuneration or royalties to our current and/or former employees, or be forced to litigate such claims, which could negatively affect our business.

We received Israeli government grants, from the IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions (including prior approvals) in order to manufacture products and transfer technologies, IP and knowhow outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received, such failure may also result in incarceration sentence.

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

While our products currently are not required to comply with any regulatory obligations in Israel, the R&D Law, as amended, and related regulations, may restrict our ability to move the production of products developed using grants received from the IIA. We received Israeli government grants from the IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received. Such failure may also result in incarceration sentence. As of December 31, 2024, we have received grants of $2.46 million.

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

As a foreign private issuer with ADSs listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. We follow home country practice with regard to the composition of the board of directors, quorum requirements applicable to shareholder meetings, shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans and the requirement that issuers must maintain charters for certain board committees. As a foreign private issuer we must disclose in our annual reports filed with the SEC the requirements with which it does not comply followed by a description of our applicable home country practice. The Australian home country practices described above may afford less protection to holders of ordinary shares and ADSs than that provided under Nasdaq rules.

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

As an emerging growth company under the JOBS Act, our management is required to report upon the effectiveness of our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company and reach accelerated filer status. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be material weaknesses or deficiencies that we will identify in the future.

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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile). Based primarily on the composition of our assets, it is possible that we were a PFIC for our tax year ending December 31, 2024, and for subsequent tax years. Further, because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

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

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power (either alone or in combination with their ‘associates’ as that term is defined in the Corporations Act) in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary voting shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ or ADS holders’ opportunity to sell their ordinary shares or ADSs and may further restrict the ability of our shareholders and ADS holders’ ability to obtain a premium from such transactions. Our Constitution, which is included as an exhibit to this Annual Report on Form 20-F, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e. a bid for a specified proportion of a class of securities in us) without the approval of a majority of our shareholders voting at a general meeting. The renewal of these provisions has not, however, been approved by shareholders in the last three years and accordingly the provisions with respect to proportional takeover bids contained in our Constitution have lapsed. Shareholders may however approve renewal of these provisions in future, which may have the effect of discouraging proportionate takeover bids and limit our shareholders’ and ADS holders’ opportunity to obtain a premium for their securities from such a transaction.

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

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the Nasdaq Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

Our cash used in investing activities for 2022, 2023, and 2024 amounted to approximately $3,000, $13,000 and $27,000, respectively. The cash was used primarily for purchases of fixed assets. Our purchases of fixed assets primarily include computers and lab equipment used for the development of our products, and we finance these expenditures primarily from cash on hand.

B. Business Overview

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small-sized drones or small-sized unmanned aerial vehicles, or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems original equipment manufacturers, or OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security, government and defense market segments. By “design win” we are referring to the large-scale and adoption of our products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

We aim to penetrate and expand in the commercial segment of our markets by leveraging the experience we have gained in the defense segment of our markets. We believe that our key competitive advantages are our ability to provide a near end-to-end solution to our customers, which enables us to have an insider’s view of our customers’ needs as well as our holistic cybersecurity approach and highly secured offering, and outstanding performance in harsh environments. This is evidenced by our recent design wins and pilot projects, such as follow-on initial production scale orders of our data links from one of the largest U.S.-based drone manufacturers for its cybersecure drone platform and our mesh networking solution, which was selected by a global loitering munitions manufacturer for its latest perimeter protection drone fleets platform and top-tier defense and commercial manufacturers mainly from United States, Israel and Europe. We further believe our products have performed well in harsh environmental conditions. Our solutions have been deployed by our various customers worldwide, including in the United States, Europe, Israel and other Asian countries. Historically we have generated most of our revenues from sales of our hardware products and have recently commenced marketing and initial sales of our cloud-based software and cybersecurity solutions.

Smart Robust Technology Solutions

SUAVs and robotic platforms are built from hundreds of products, yet only a few key critical technology products and solutions make the drone or robot “smart”, and capable of performing its mission. We design, develop and deliver the “smart” robust solution part of the drone system to our customers. These “smart” robust solutions include cybersecurity, cloud management software, communication datalink and mobile mesh networking terminals, handheld control terminals and professional services and support. We offer these solutions as “off-the-shelf” or they can be tailored for a specific customer.

Market Opportunity

SUAVs, which weigh under 150 kilograms, have rapidly evolved from a military origin to have commercial and civil government applications. Some of the leading factors for the recent upsurge in SUAV usage are (a) increased automation of SUAVs providing additional value to existing workflows, (b) an overall easing of regulatory restrictions, and (c) recent advances in technology that have enabled the use of SUAVs in small-scale, localized environments, whether by police or defense forces in open areas or in urban neighborhoods or for commercial applications such as surveying, aerial remote sensing, monitoring, mapping, precision agriculture, and product distribution. According to the Small Unmanned Aerial Vehicles (SUAVs) Industry Report 2024, published in December 2024, or the SUAVs Industry Report, the SUAV drone market is set to grow at a 12.4% compound annual growth rate, and is expected to reach $27.1 billion by 2030. According to our estimates, our total addressable market is set to reach $5.4 billion of this $27.1 billion. We calculated our total addressable market based on data from SUAVs Industry Report and Drone Industry Insights’ conclusion that 16.0% and 3.9%, respectively (and in total 19.9%), of the total $27.1 billion market will be allocated to the types of hardware products and software products, respectively, that we produce.

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

These conflicts have likely impacted on our business, and we have seen a rise in orders from new customers and increased orders from current customers that in turn resulted in increased revenues by 132% by mid-2024 in compared to mid-2023.   In these conflicts, we are also seeing cyber-attacks which target drones and other platforms, rendering them ineffective. Therefore, we witness and expect continued increased interest from our customers and potential customers in the need for cybersecurity products to protect drone platforms, communications channels, data transmissions and weapons carried on the small drones.  We expect to continue to sell to OEM customers mainly located in Israel, the U.S. and Western Europe that are leaders in the supply of small drones for ISR and loitering missions.

Our Products and Services

As per ResearchGate’s conclusion, SUAVs may have nine key smart components solutions, which are ground control systems, cybersecurity, cloud management software, datalink/networking hardware, flight missions, safety systems, flight computers, GPU/Edge computing processes, and payloads. We aim to provide our customers, who are SUAV and robotic systems OEMs, an end-to-end suite of smart solutions and services that include cybersecurity, cloud management software, datalink and networking, ground control systems and professional and support services. Our product portfolio is completely designed and developed in-house and based on our extensive know-how and experience gained over a decade. This enables us to design and develop every component of our solutions and technology while constantly adjusting to the ever-changing needs and challenges in the SUAVs and robotics industry. Each of our products is designed to allow utmost flexibility and scalability. Our current customers include eight (8) Tier-1 leading manufacturers of SUAVs. We currently have over 50 customers in 18 countries. Our partners and customers include Israel Aerospace Industries, Airbus, Elbit Systems, Teledyne-Flir, Rafael Technologies, ST Engineering, the Israeli Ministry of Defense, or MOD, U.S. Defense Industrym and more.

OS3 Platform

OS3 Platform, or OS3, is a comprehensive software solution designed to deliver Operational Security, Safety and Standards compliance for the commercial and defense uncrewed drones and robotics industry. Designed to operate on NVIDIA AI computing for drones and robotics, OS3 Edge fortifies each autonomous vehicle mission locally on the system itself, while OS3 Cloud remotely monitors and protects the entire fleet’s operations. OS3 monitors, identifies and remotely responds to deliver immediate and complete control across the entire fleet by addressing three main pillars of performance:

●	security risk mitigation by detecting hostile external threats;

●	safety of operations related to internal software, hardware, and maintenance issues including risk mitigation; and

●	standards compliance ensuring platform adherence to regulatory standards.

By ensuring operational efficiencies, OS3 has the ability to secure customers’ top and bottom-line performance in diverse operations from robots moving inventory in commercial warehouses to drones used in critical defense operations, thus creating value for the entire uncrewed ecosystem.

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

SkyHopper Datalinks

Our SkyHopper datalink family of products provides bi-directional data links that supports multiple transmission modes. Because of its communication capabilities through line of sight, or LOS, non-line of sight, or N-LOS, and urban areas we believe that the SkyHopper is uniquely positioned to provide high-end performance at a smaller size, lighter weight, and at a more attractive price point than our competitors. The SkyHopper datalinks provide superior communication in harsh environments through LOS, N-LOS and in urban areas, where it provides a robust, resilient and secured communication. The SkyHopper datalink family of products includes our, SkyHopper PRO, SkyHopper PROV, SkyHopper COMBO, SkyHopper PRO lite, and SkyHopper PRO micro.

Mobile Mesh Networking

Our Mobile Mesh Communication Unit, or MCU, family of products connects and acts as a relay to, and between, all units within the network. The MCU enables each unit to provide redundancy communication to all of the other units in its range such that a failure in one unit will not affect the operation of other units within the network. The Mesh networking enables fleet and swarm drones and robotics operation which is the cost-effective way to operate drones in the coming future. The mesh networking is strengthening our market position as a provider of superior connectivity performance in harsh conditions in the SUAV market. Configurations of the MCU can also be changed according to mesh network topology and surroundings. The MCU networking family includes the MCU-30 lite, MCU-30 Rugged, MCU-200, MCU-70 designed for mid-sized and long-ranged drone market and the MCU-300 designed for the long-ranged, uncrewed market.

Mobile Controller Systems

Our all-in-one ground control systems are responsible for controlling and transmitting video and data from the SUAV to the ground control system (controller systems).

We provide a wide range of handheld ruggedized controllers with multiple functionalities designed to support drone and robotics operation with variety of payloads. The controllers are compact, unified and rugged to operate with either an internal or external datalink unit, offer battery charging, an advanced tablet feature HD low-latency viewer and are designed to operate with a variety of payloads. The Mobile Controller System product portfolio includes: 7’’ mini-Controller PRO, 7’’ RVT, 10’’ Maxi-Controller PRO, 10’’ Extremer, 10’’ Touch-P,10’’ Touch-G and 8” Controller Pro (newly released in 2024).

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

Competition

The smart solutions market for SUAVs and robotics is characterized by intense competition, rapid change and constant innovation.

We believe that we face three different types of competition:

●	Companies, who, like us, seek to become an end-to-end provider of technology components and systems to the SUAV and robotics market. We consider UXV Technologies to be a key competitor in this segment.

●	Companies that only provide, and thus only compete with us in, one portion of our product offering. We consider such competitors to include SkyGrid (in cybersecurity), Elsight Limited, MicroHard Systems, Inc. and Auterion AG (in cloud networking management software), UXV Technologies, Kuta, CTI Ltd. and Tomahawk Robotics (in mobile handheld controllers), Silvus Technologies, Inc., Domo Tactical Communications, Inc., Comtact Systems, CreoMegic LTD, DoodleLab and Persistent Systems (in datalinks and networking).

●	Our customers’ in-house capabilities that compete with our offerings. We consider AeroVironment, Inc., Rafael Advanced Defense Systems, Ltd., Israel Aerospace Industries and Elbit Systems, Ltd to have such in-house capabilities.

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

Certified and Validated Solutions – We have obtained multiple permits,certifications and recognitions, such as the latest selection of products from our communication datalink family to enter the short list of the Blue UAS Framework under the Division of Innovation of the U.S. Department of Defense, for our products and solutions for both the commercial and defense markets that we serve.

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

The key technology aspects covered by those patents are:

●	The 2013 patent relates to the method through which our modem technology can coordinate disparate signals and reassemble those signals into a more efficient and useable communication, a process described as ‘joint beam formation and synchronization’.

●	The 2020 patent encompasses intellectual property that is part of the algorithm for the networking layer of our mobile mesh technology.

Filing Date	Status	Issue Date	Application No.	Patent No.	No. of Claims	Country/ Jurisdiction	Owner/ Applicant	Title
2008-12-30	Granted	2013-07-02	12/810,844	US8477874B2	16	U.S.	Mobilicom Ltd	Method, device and system of wireless communication
2016-11-28	Granted	2020-02-25	15/779,541	US10575339B2	18	U.S.	Mobilicom Ltd	Scalable Mobile Ad Hoc Networks

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

Employees

We currently employ 21 full time and 9 part-time employees across Israel, the United States, and Australia. In addition, we retain third-party contractors and consultants.

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

We lease approximately 620 square meters of office premises in Shoham, Israel pursuant to an extended lease after utilizing the first option the renew the lease for additional 24 months that expires in January 2026. We also hold an option to renew the lease for an additional two consecutive lease periods, each of 24 months, subject to a four-month advance notice per period.

Our monthly lease and facility management fees are approximately $16,547, based on December 31, 2024, exchange currency rates, as published by the Bank of Israel.

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

Overview

We are a provider of hardware products and software and cybersecurity solutions that we design, develop and manufacture and that are embedded into small-sized drones or small-sized unmanned aerial vehicles, or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems original equipment manufacturers, or OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security, government and defense market segments. By “design win” we are referring to the large-scale and adoption of our products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

We aim to penetrate the commercial segment of our markets by leveraging the experience we have gained in the defense segment of our markets. We believe that our key competitive advantages are our ability to provide a near end-to-end solution to our customers, which enables us to have an insider’s view of our customers’ needs as well as our holistic cybersecurity approach and highly secured offering, and outstanding performance in harsh environments. This is evidenced by our recent design wins and pilot projects, and top-tier defense and commercial manufacturers from United States, Israel and Europe. We further believe our products have performed well in harsh environmental conditions. Our solutions have been deployed by our various customers worldwide, including in the United States, Europe, Israel and other Asian countries.

For more information regarding our business and operations, see “Item 4.B. Business Overview” above.

A. Operating Results

Comparison of the years ended December 31, 2024 and 2023

Revenue and Other income

	For the twelve months ended December 31,
Revenue	2024	2023	Increase/Decrease
Revenue	$3,180,565	$2,193,791	$986,774
Other income:
Government grants from IIA	187,718	197,041	(9,323)
Interest income	269,771	293,478	(23,707)
Foreign exchange gains	203,593	359,217	(155,624)
Total Revenue and Other income	$3,841,647	$3,043,527	$798,120

Revenue

Revenues for the year ended December 31, 2024, were $3,180,565, compared to $2,193,791 for the year ended December 31, 2023, an increase of $986,774, or 45%. The increase was mainly due to increased orders and delivery primarily for defense purposes, including initial production scaled by few of our Tier-1 customers

Government grants from IIA

Grants received under IIA research and development supported programs for the year ended December 31, 2024, were $187,718, compared to $197,041 for the year ended December 31, 2023 a decrease of $(9,323), or (5)%.

Interest income

Interest income from short-term bank deposits, for the year ended December 31, 2024, was $269,771 , compared to $293,478 for the year ended December 31, 2023, a decrease of $(23,707), or (8)%. The decrease was mainly due to lower levels of funds invested under interest bearing bank deposits.

Foreign Exchange gains

Foreign exchange gains were $203,593 for the year ended December 31, 2024, compared to $359,217 for the year ended December 31, 2023, a decrease of $(155,624), or (43)%. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the US$, NIS and the AUD$.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December 31,
	2024	2023	Increase/Decrease
Revenue	$3,180,565	$2,193,791	$986,774
Cost of Goods Sold	(1,348,711)	(902,006)	(446,705)
Gross Profit	$1,831,854	$1,291,785	$540,069

Cost of goods sold remained at the same pace as the increase in revenue. Gross margin for the year ended December 31, 2024, was 58%, compared to 59% for the year ended December 31, 2023. The continued high gross margins are mostly explained by our products being high-end IP based technology (beyond the hardware value), and continued effective costs-reduction planning and monitoring for components acquisitions.

Expenses

	For the twelve months ended December 31,
	2024	2023	Increase/Decrease
Expenses:
Sales and Marketing	$1,965,426	$2,088,200	$(122,774)
Research and Development	2,127,409	1,936,802	190,607
General and Administrative	1,970,849	2,256,408	(285,559)
Finance costs	27,052	14,734	12,318
Fair value losses from financial liability	4,251,756	330,208	3,921,548
Total expenses	$10,342,492	$6,626,352	$3,716,140

Sales and Marketing expenses.

Sales and marketing expenses were $1,965,426 for the year ended December 31, 2024, compared to $2,088,200 for the year ended December 31, 2023, a decrease of $(122,774), or (6)%. The decrease was primarily due to costs related with certain changes in headcount and lower levels of overhead costs allocation.

Research and Development expenses.

Research and development expenses were $2,127,409 for the year ended December 31, 2024, compared to $1,936,802 for the year ended December 31, 2023, an increase of $190,607, or 10%. The increase was mainly due to changes in headcount and increases in subcontractor and consultant costs related with release of the new comprehensive security, safety and standards compliance solution for uncrewed missions (OS3) and research and development of future planned new products, and higher levels of overhead costs allocation.

General and Administrative expenses.

General and administrative expenses were $1,970,849 for the year ended December 31, 2024, compared to $2,256,408 for the year ended December 31, 2023, a decrease of $(285,559), or (13)%. The decrease was primarily due to lower premium costs of our directors and officers insurance, lower levels of overhead costs allocation and a decrease in public company-related costs in Australia.

Financial costs.

Financial costs were $27,052 for the year ended December 31, 2024, compared to $14,734 for the year ended December 31, 2023, an increase of $12,318 or 84%. Financial costs are primarily related to interest paid under our lease agreements.

Fair value losses from financial liability

Fair value losses from financial liability were $4,251,756 for the year ended December 31, 2024, compared to $330,208 for the year ended December 31, 2023, an increase of $3,921,548, or 1,088%. Fair value losses from financial liability are attributed to revaluation gain/(loss) between measured periods related with warrants issued under our initial public offering in the United States in August 2022 and under our registered direct offering in the United States in January 2024 (a non-cash item).

Comparison of the years ended December 31, 2023 and 2022

Revenue and Other income

	For the twelve months ended December 31,
Revenue	2023	2022	Increase/Decrease
Revenue	$2,193,791	$1,616,612	$577,179
Other income:
Government grants from IIA	197,041	641,233	(444,192)
Interest income	293,478	117,296	176,182
Foreign exchange gains	359,217	848,575	(489,358)
Fair value gains from financial liability	-	2,550,563	(2,550,563)
Total Revenue and Other income	$3,043,527	$5,774,279	$(2,730,752)

Revenue

Revenues for the year ended December 31, 2023, were $2,193,791, compared to $1,616,612 for the year ended December 31, 2022, an increase of $577,179 or 36%. The increase is mainly due to entering initial scaled production by a few of our Tier-1 customers and increased orders and delivery primarily for defense purposes.

Government grants from IIA

Grants received under IIA research and development supported programs for the year ended December 31, 2023, were $197,041, compared to $641,233 for the year ended December 31, 2022 a decrease of $(444,192) or (69)%.

Interest income

Interest income from short-term bank deposits, for the year ended December 31, 2023, was $293,478, compared to $117,296 for the year ended December 31, 2022, an increase of $176,182 or 150%. The increase is mainly attributed to interest income received on the proceeds from our initial public offering in the United States in August 2022.

Foreign Exchange gains

Foreign exchange gains were $359,217 for the year ended December 31, 2023, compared to $848,575 for the year ended December 31, 2022 a decrease of $(489,358) or (58)%. Foreign exchange costs are mainly due to the effect of changes in currency exchange rates between the US$., the New Israeli Shekel (NIS) and the AUD$.

Fair value gains from financial liability

Fair value gains from financial liability were $nil for the year ended December 31, 2023, compared to $2,550,563 for the year ended December 31, 2022. Fair value gains from financial liability are attributed to revaluation gain/(loss) between measured periods related to the warrants issued in our initial public offering in the United States in August 2022.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December 31,
	2023	2022	Increase/Decrease
Revenue	$2,193,791	$1,616,612	$577,179
Cost of Goods Sold	(902,006)	(610,012)	(291,994)
Gross Profit	$1,291,785	$1,006,600	$285,185

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

Expenses

	For the twelve months ended December 31,
	2023	2022	Increase/Decrease
Expenses:
Sales and Marketing	$2,088,200	$1,738,918	$349,282
Research and Development	1,936,802	1,773,245	163,557
General and Administrative	2,256,408	1,869,389	387,019
Finance costs	14,734	10,217	4,517
Fair value losses from financial liability	330,208	-	330,208
Total expenses	$6,626,352	$5,391,769	$1,234,583

Sales and Marketing expenses.

Sales and marketing expenses were $2,088,200 for the year ended December 31, 2023, compared to $1,738,918 for the year ended December 31, 2021, an increase of $349,282 or 20%. The increase was primarily result of costs related with continued expansion under our target markets (U.S., Israel and Europe).

Research and Development expenses.

Research and development expenses were $1,936,802 for the year ended December 31, 2023, compared to $1,773,245 for the year ended December 31, 2022, an increase of $163,557 or 9%. The increase is mainly due to higher materials and subcontractors’ costs related with release of new products for mid-sized long-range drones and research and development of future planned new products. Furthermore, the increase also resulted from an increase in share-based compensation costs related with options granted in 2023 under our employee share option plan.

General and Administrative expenses.

General and administrative expenses were $2,256,408 for the year ended December 31, 2023, compared to $1,869,389 for the year ended December 31, 2022, an increase of $387,019 or 21% The increase is primarily due to higher costs of operating as a public company following our listing on the Nasdaq in August 2022 following our initial public offering in the United States as well as increase in U.S. operations under our U.S. subsidiary and increase in share-based compensation costs related with options granted in 2023 under our employee share option plan.

Financial costs.

Financial costs were $14,734 for the year ended December 31, 2023, compared to $10,217 for the year ended December 31, 2022, an increase of $4,517 or 44%. Financial costs are primarily related with interest paid under our lease agreements.

Fair value losses from financial liability

Fair value losses from financial liability were $330,208 for the year ended December 31, 2023, compared to $nil for the year ended December 31, 2022. Fair value losses from financial liability are attributed to revaluation gain/(loss) between measured periods related with the warrants issued in our initial public offering in the United States in August 2022 (a non-cash item).

B. Liquidity and Capital Resources

As of December 31, 2024, we have not achieved positive cash flow from operations and incurred a net loss of $8.0 million for the period ended December 31, 2024, and generated $30.4 million of accumulated losses since inception.

Our operations have been funded substantially through issuances of our equity securities in public and private offerings, including our initial public offering in August 2022 on Nasdaq, our registered direct offering in January 2024 on Nasdaq, our at-the-market facility that we established in February 2025, public offerings on the Australian Securities Exchange, or ASX, and sales of our products.

As of December 31, 2024, we had cash and cash equivalents of $8.6 million. Additionally, we also recognized a total of $949,225 as receivables. We estimate that we have adequate financial resources for at least 12 months from December 31, 2024, based on our current cash and trade receivable balances and our ongoing operations. The consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

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

Until we can generate significant recurring revenues, profit and cash flow provided by operating activity we expect to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

USD$

	For the twelve months ended December 31,
	2024	2023	2022
Net cash used in operating activities	$(3,206,549)	$(4,162,587)	$(3,331,256)
Net cash used in investing activities	(26,926)	(12,760)	(3,152)
Net cash provided by/(used in) financing activities	3,475,156	(271,616)	13,326,365
(Decrease) Increase in cash and cash equivalents and restricted cash	241,681	(4,446,963)	9,991,957
Cash and cash equivalents and restricted cash, at the beginning of the year	8,444,709	12,891,672	2,899,715
Cash and cash equivalents and restricted cash, at the end of the year	8,686,390	8,444,709	12,891,672

Net cash used in operating activities

For the years ended December 31, 2024 and 2023, net cash used in operating activities was $3,206,549 and $4,162,587, respectively. The decrease between the periods is primarily due to an increase in receipts from customers of $1,424,409, net by increase in payments to suppliers of $423,316 mainly related to increased manufacturing and production costs related to increased sales, increased research and development activities related to the release of new products and additional features and enhancements to current products and continued sales and marketing activities mainly in the United States to support the sales and marketing of our cybersecurity and cloud-based products.

For the years ended December 31, 2023 and 2022, net cash used in operating activities was $4,162,587 and $3,331,256, respectively. The increase between the periods is primarily due to a decrease in receipts from customers of $56,193 and under government grants received of $444,192, together with an increase in payments to suppliers of $502,611 mainly related with increased research and development activities related with release on new products and additional features and enhancement to current products, continued sale and marketing activities mainly in the United States and Europe to support the sales and marketing of our cybersecurity and cloud-based products and increased public company related costs as a result of our listing on Nasdaq following our initial public offering in the United States in August 2022, offset by an increase in interest received of $176,182.

Net cash used in investing activities

For the years ended December 31, 2024 and 2023, the net cash used in investing activities was $26,926 and $12,760, respectively.

For the years ended December 31, 2023 and 2022, the net cash used in investing activities was $12,760 and $3,152, respectively.

Net cash provided by financing activities

For the year ended December 31, 2024 net cash provided by financing activities was $3,475,156 compared to net cash used in financing activities of $271,616 for the year ended December 31, 2023. For the year ended December 31, 2024, net cash provided by financing activities was mostly attributed to net proceeds from issuances of shares and exercises of warrants from the January 2024 registered direct offering. For the year ended December 31, 2023, net cash used in financing activities was mostly attributed to repayment of our lease liabilities.

For the year ended December 31, 2023 net cash used in financing activities was $271,616 compared to net cash provided by financing activities of $13,326,365 for the year ended December 31, 2022. For the year ended December 31, 2023, net cash used in financing activities was mostly attributed to repayment of our lease liabilities. For the year ended December 31, 2021, net cash provided by financing activities was mostly attributed to net proceeds from issuance of shares under August 2022 initial public offering on Nasdaq.

Commitments and Contractual Obligations

Our material contractual obligations as of December 31, 2024 which are not reflected as liabilities in the Consolidated Balance Sheets include operating lease obligations related with our facilities and for motor vehicles, of $255,625, and net employee benefits related with severance pay and retirement obligations of $200,604.

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

Recent Offering

In February 2025, we entered into an At-The-Market Sales Agreement, or the Sales Agreement, with ThinkEquity LLC, as sales agent, or ThinkEquity, pursuant to which we may offer and sell, from time to time through ThinkEquity our ADSs having an aggregate offering price of up to $10.0 million. We will pay ThinkEquity a fixed commission rate in cash equal to 3.0% of the aggregate gross proceeds from each sales of the ADSs sold pursuant to the Sales Agreement. As of the date hereof, we sold 7,557 ADSs pursuant to the Sales Agreement for aggregate gross proceeds of approximately $22,276.

On January 25, 2024, we entered into a definitive securities purchase agreement with investors in connection with the issuance and sale in a registered direct offering and concurrent private placement, or the January 2024 Offering, of (i) 486,871 ADSs, (ii) pre-funded warrants to purchase 1,416,354 ADSs and (iii) unregistered common warrants to purchase up to 1,903,225 ADSs. The pre-funded warrants are immediately exercisable at an exercise price of $0.001 per ADS and will not expire until exercised in full. The unregistered common warrants have an exercise price of $1.55 per ADS (subject to adjustments as set forth therein), are immediately exercisable, and expire five years from the date of issuance. These warrants include a cashless exercise provision and repricing provisions, under certain circumstances. The aggregate gross proceeds from the January 2024 Offering were $2.95 million prior to deducting offering expenses payable by us. The January 2024 Offering closed on January 30, 2024. As of the date hereof, the pre-funded warrants were exercised in full on a cashless basis and warrants to purchase 761,290 ADSs were exercised into 761,290 ADSs for aggregate gross proceeds of approximately $1.18 million.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2024 to the year ended December 31, 2023— Research and Development Expenses.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates, geopolitical events, military conflicts and other trends that have been adversely impacting economic activity. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures. Other than as disclosed elsewhere in this annual report, we are not currently aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Financial Liability

The Company measures the value of the investors warrants and representative warrants, or Warrants, issued under our August 2022 initial public offering. The fair value of the Warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of the issuance or grant and remeasured at end of each reporting period (December 31, 2024 and 2023) using certain assumptions. These assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information covering our current directors and executive officers.

Name	Age	Position
Oren Elkayam	51	Chairman and Chief Executive Officer
Yossi Segal	51	Vice President, Research and Development and Director
Liad Gelfer	51	Director of Finance of Mobilicom Ltd.; Chief Accounting Officer
Campbell McComb(1)	48	Director
Jonathan Brett(1)	67	Director
Guy Givoni(1)	53	Director

(1) Independent director (as defined under Nasdaq Stock Market Listing Rules)

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

Jonathan Brett, serves as a member of our board of directors since 2018. Mr. Brett is a highly strategic senior director with a strong track record of driving transformational business performance and profitability across multiple geographies. He currently serves as a Non-Executive Director and Chair of Audit and Risk at Corporate Travel Management Limited (ASX:CTD) ( Since January 2020) and as a non-executive director of Raiz Invest Limited (ASX: RZI) (Since November 2023). He holds a bachelor’s degree in Commerce, a bachelor’s degree in Accountancy and master’s degree in Commerce from the University of Witwatersrand and is a Chartered Accountant (SA).

Guy Givoni, serves as a member of our board of directors since March 2025. Mr. Givoni is a global business leader and senior executive who has over two decades of experience building and scaling technology companies in the Cybersecurity, AI, UAVs, telecom, B2B software and AgTech industries and has led go-to-market strategies and scaling cybersecurity solutions across global markets. Mr. Givoni also mentors entrepreneurs through accelerator programs combining his business acumen with a passion for science and innovation. Mr. Givoni previously served as the chief executive officer and a director of SupPlant Ltd. in Australia., a leading AI-driven plant monitoring solutions to enhance agricultural productivity, from 2022 to 2024 and as the co-founder and chief executive officer of SecureStack, a cybersecurity software solutions company for multi-cloud environments, from 2019 to 2021. Mr. Givoni previously held other senior and leadership roles at AlgoSec Inc., a SaaS security policy management company for the enterprise market, in APAC from 2010 to 2019. Mr. Givoni holds a B.Sc. in Mathematics and Computer Science from the Hebrew University of Jerusalem and an MBA in Finance from Reichman University, a joint program with the Wharton School at the University of Pennsylvania.

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

Details of Remuneration for fiscal year 2024

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us, in thousands of Australian dollars, for the year ended December 31, 2024.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total
	$	$	$	$
All directors and senior management as a group, consisting of 5 persons as of December 31, 2024 (1)(2)(3)(4)(5)(6)(7)	753,773	115,250	451,540	1,320,563

(1)	9,500,000 options exercisable to ordinary shares, were granted on July 9, 2021, at an exercise price of AUD$0.08 ($0.05), vesting over 3 years.

(2)	1,000,000 options exercisable to ordinary shares, were granted on April 14, 2022, at an exercise price of AUD$0.05 ($0.03), vesting over 4 years.

(3)	On May 31, 2023, Mr. McComb was granted 15,312,500 options exercisable to ordinary shares, at an exercise price of AUD$0.008 ($0.005), vesting over 3 years.

(4)	On May 31, 2023, Mr. Brett was granted 15,312,500 options exercisable to ordinary shares, at an exercise price of AUD$0.008 ($0.005), vesting over 3 years.

(5)	On May 31, 2023, Mr. Elkayam was granted 109,375,000 options exercisable to ordinary shares, at an exercise price of AUD$0.008 ($0.005), vesting over 3 years.

(6)	On May 31, 2023, Mr. Segal was granted 54,687,500 options exercisable to ordinary shares, at an exercise price of AUD$0.008 ($0.005), vesting over 3 years.

(7)	On August 3, 2023, Mr. Gelfer was granted 3,500,000 options exercisable to ordinary shares, at an exercise price of AUD$0.008 ($0.005), vesting over 3 years.

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

Audit and Risk Committee

We established an Audit and Risk Committee, whose members consists of Campbell McComb and Jonathan Brett. The members of the committee meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of Nasdaq. Each member of our audit committee meets the financial literacy requirements of the listing standards of Nasdaq. The principal duties and responsibilities of our audit committee will include, among other things:

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

The Code of Conduct is available on our website at https://ir.mobilicom.com/.

D. Employees.

See “Item 4.B. Business Overview—Employees.”

E. Share Ownership.

See “Item 7.A. Major Shareholders” below.

Employee Security Incentive Plan

Our employee security incentive plan, or the Plan, was adopted on December 6, 2024. Under the rules of the Plan, our board of directors may offer securities to eligible persons. A summary of the Plan is set out below and is qualified in its entirety by reference to the full text of the Plan, a copy of which is filed as Exhibit 4.7 to this annual report.

Eligible Persons

Means: (a) a person (or prospective person) who is an employee or director of, or an individual who provides services to, us or an associated entity of us; or (b) a person who is eligible to participate under Annexure A (Israeli taxpayers) or Annexure (b) (US taxpayers) of the plan; or (c) a person or entity who has been determined by our board of directors to be eligible to participate in the plan from time to time.

Securities

Means a Share, an option to acquire a Share, a Performance Right to acquire share or an Other Interest to acquire a Share, each as issued in accordance with the Plan, or the Securities.

Purpose

The Plan is intended to provide mechanisms through which we can incentivize Eligible Persons.

Plan Administration

The Plan shall be administered by the board of directors who shall have power to:

(i)	determine appropriate procedures for administration of the Plan consistent with the terms and conditions of the Plan;

(ii)	amend or modify the Plan;

(iii)	resolve conclusively all questions of fact or interpretation arising in connection with the Plan;

(iv)	adopt rules subordinate to the Plan that allow for, amongst other matters, the participation or residents outside Australia in the Plan.

(v)	delegate to any one or more persons for such period and on such conditions as it may determine the exercise of any of the directors’ powers or discretions arising under the Plan.

Eligibility

Eligible Persons entitled to participate in the Plan shall be determined by the directors in their absolute discretion taking into account a person’s skills, experience, length of service, remuneration level and such other criteria as the directors consider appropriate in the circumstance.

Offer and Application

An application to be issued Securities under the Plan may be made by Eligible Persons invited to participate in the Plan using the acceptance form which will accompany the invitation to participate in the Plan.

The invitation to an Eligible Person to participate in the Plan will include (but may not be limited to):

(i)	whether the Securities issued may incorporate performance related factors (including, but not limited to, as vesting conditions);

(ii)	the number of Securities to be issued to an Eligible Person under the Plan;

(iii)	the exercise or issue price of the securities (if any); and

(iv)	if the Securities have an expiry date, the periods during which the Securities may be exercised or will vest or are otherwise convertible into Shares.

Securities not Transferrable

Except as otherwise set out in the invitation to apply for Securities under the Plan, may not be transferred or assigned e.

Acquisition Price

Except as otherwise set out in the invitation to apply for Securities under the Plan, Securities will be issued free of charge to Eligible Employees.

Maximum Number of Securities

The total number of Securities that can be issued pursuant to the Plan is:

(i)	where the Securities are offered under the Australian ESS Regime contained in Division 1A of the Australian Corporations Act, the number which is 20% of the number of shares then on issue or such other greater amount as may be specified in our Constitution from time to time; or

(ii)	where the Securities are offered in Australia, and not under the ESS Regime contained in Division 1A of the Australian Corporations Act, such number of Securities as approved by our board of directors subject to any applicable laws;

(iii)	where the Securities are offered outside Australia pursuant to Annexure A (Israeli taxpayers) or Annexure B (US taxpayers) such number of Securities as are approved by our board of directors and permitted by those annexures.

Subject to compliance with the ‘20% issue limit’ set out in section 1100V(2)(b)(ii) of the Corporations Act, Securities may be offered under the Plan without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act. The Company may also issue Securities (whether under this Plan or otherwise) without the issue of a disclosure document in reliance on other exceptions to the disclosure requirement of the Corporations Act 2001 (Cth) including issued that did not need disclosure to investors because of section 708 of the Corporations Act.

Lapse of Securities

Unless the directors in their absolute discretion determine otherwise, Securities shall in accordance with the terms of issue of those Securities as set out in the invitation to an Eligible Person to apply for and receive Securities pursuant to the Plan (including its Annexures).

Rights Attaching to Shares

Shares issued pursuant to the Plan, or upon the exercise of options or the conversion of convertible Securities issued under the Plan will in all respects, including bonus issues and new issues, rank equally and carry the same rights and entitlements as other Shares on issue.

Capital Event/Change of Control

Notwithstanding the Terms and Conditions, upon the occurrence of a Trigger Event (as defined below) the directors may determine:

(i)	that the options may be exercised , or that conditions or restrictions which apply to performance rights, shares or other interests may be waived and released at any time from the date of such determination, and in any number until the date determined by the directors acting bona fide so as to permit the holder to participate in any change of control arising from a Trigger Event provided that the directors will forthwith advise in writing each holder of such determination; or

(ii)	to use their reasonable endeavors to procure that an offer is made to holders of options, performance rights, shares or other interests on like terms (having regard to the nature and value of those interests) to the terms proposed under the Trigger Event in which case the directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options, or rights to performance rights, shares or other interests shall immediately become exercisable and if not exercised within the time period specific by the Directors, shall lapse and or be bought-back and cancelled (subject to compliance with applicable laws)..

Trigger Event means:

(i)	the approval of resolutions by shareholders for a scheme of arrangement between the Company and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;

(ii)	a bidder's statement issued under the Corporations Act becoming unconditional;

(iii)	the date upon which a person or a group of associated persons becomes entitled to sufficient shares to give it or them the ability, in general meeting to replace all, or allow a majority, of directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons;

(iv)	any agreement for the sale of all or substantially all of the Company’s assets becoming unconditional; or

(v)	the occurrence of any event of circumstance which is analogous to the above or has the effect, once completed, of a change in control of the Company or ownership of all or substantially all of its asset.

No Quotation of Securities

Other than shares issued under the Plan, other Securities will not be quoted on Nasdaq. However, application will be made to Nasdaq for official quotation of the shares issued on the exercise of the options or the conversion of other convertible Securities.

Assessed fair value of options granted to personnel at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2024 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of March 26, 2025, we have issued 67,250,000 options under the Plan to employees (including directors and/or their nominee(s)) and consultants of the Company at an exercise price of $0.005, of which 750,000 options were vested as of such date. We have also issued an aggregate of 35,750,000 restricted share units, or RSUs, to employees (including directors and/or their nominee(s)) and consultants of the Company, none of which have vested as of such date.

All options and/or RSUs granted under the Plan are deemed to be granted for no consideration.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Mobilicom Limited Executive Officer Clawback Policy during the fiscal year ended December 31, 2024.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 2,061,377,144 ordinary shares outstanding as of March 26, 2025 by:

●	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of March 26, 2025, and/or RSUs that are releasable from restriction within 60 days of March 26, 2025. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of March 26, 2025, and/or RSUs currently releasable or releasable within 60 days of March 26, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or RSUs and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

	Number of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Bard Associates, Inc. (1)	190,160,025	9.0%

Directors and senior management who are not 5% holders:
Oren Elkayam	96,617,275	4.6%
Yossi Segal	61,435,908	2.9%
Campbell McComb	13,301,370	*
Jonathan Brett	12,156,250	*
Liad Gelfer	1,916,667	*
Guy Givoni	-	-
All directors and senior management as a group (6 persons) (2)	185,427,470	8.5%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Based on information contained in a Schedule 13G/A filed with the SEC on November 11, 2024, by Bard Associates, Inc. Consists of 494,042 ADSs and warrants to purchase 197,449 ADSs. Each ADS is represented by 275 ordinary shares. The principal business address of Bard Associates, Inc. 135 South LaSalle Street, Suite 3700, Chicago, Illinois 60603.

(2)	Includes (i) a total of 74,667,053 ordinary shares held by directors and senior management, and (ii) a total of 110,760,417 shares subject to options that are beneficially owned by directors and senior management that are exercisable within 60 days after March 26, 2024, with a weighted average exercise price of AUD$0.02 ($0.01) per share and which expire between June 2025 and June 2033. Each ADS is represented by 275 ordinary shares.

Record Holders

Based upon a review of the information provided to us by our previous registrar in Australia, as of March 25, 2025, there were a total of 252 holders of record of our ordinary shares, of which 214 record holders had registered addresses in Australia and 19 record holders had registered addresses in the United States. The Bank of New York Mellon, or BNY, is the holder of record for our American Depositary Receipt program, pursuant to which each ADS represents 275 ordinary shares. As of March 25, 2025, BNY held 1,980,405,075 ordinary shares representing approximately 96.07% of our issued share capital held at that date. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2022.

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

On October 19, 2023, our ordinary shares ceased to be traded on the ASX. Our ADSs and warrants continue to be traded, now exclusively, on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively.

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

In addition, our dividends will be qualified dividend income if our ordinary shares or ADSs are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “—Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

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

Based primarily on the composition of our assets, it is possible that we will be a PFIC for our tax year ending December 31, 2024, and for subsequent tax years. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares or ADSs and how quickly we make use of the proceeds from the offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares or ADSs, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares or ADSs.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in AUD$/NIS currency exchange rates. While our functional currency is USD$ the vast majority of our expenses is denominated in NIS. For 2024, assuming a 10% devaluation of the USD$ to the NIS, we would experience an increase in our net loss of approximately $329,000, while assuming a 10% appreciation of the USD$ to the NIS, we would experience a decrease in our net loss of approximately $269,000. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Director of Finance, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our Chief Executive Officer and Director of Finance have concluded that, as of the Evaluation Date, our disclosure controls and procedures, in accordance with Exchange Act Rules 13a-15(e), (i) are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act, and (ii) that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2024, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The current members of our audit committee are Mr. Campbell McComb and Mr. Jonathan Brett, each meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of Nasdaq and each meet the financial literacy requirements of the listing standards of Nasdaq.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, a Firm in the BDO Global Network, an independent registered public accounting firm, or BDO, has served as our principal independent registered public accounting firm for the years ended December 31, 2024, 2023, and 2022.

The following table provides information regarding fees paid or to be paid by us to BDO, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
(USD in thousands)	2024	2023

Audit fees (1)	145	153
Tax fees (2)	12	9
Other fees (3)	21	16
Total	178	178

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

(3)	Other fees consist of independent executive compensation survey fees and our March and September F-1/POSAM registration-related fees in connection with the January 2024 Offering.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ordinary shares and warrants on Nasdaq, we are required to comply with Nasdaq Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the applicable laws in Australia (the Corporations Act) in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Stock Market rules for U.S. domestic issuers.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted a statement of trading policies that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. A copy of the Insider Trading Policy is included as Exhibit 11.1 to this annual report. In addition, with regard to any trading in our own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Constitution of Mobilicom Limited (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Deposit Agreement among Mobilicom Limited, The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.3	Form of Representative’s Warrant Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.4	Form of Warrant Agent Agreement (included as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.5	Form of Warrant (included as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.6	Form of Pre-Funded Warrant (included as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.7	Mobilicom Limited Employee Security Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registrant’s registration statement on Form S-8, filed with the SEC on January 14, 2025 (File No. 333-284265))

4.8	Appointment of Non-Executive Director, Campbell McComb, dated February 28, 2017 (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.9	Appointment of Non-Executive Director, Jonathan Brett dated September 14, 2018 (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.10	Director’s Deed of Indemnity, Insurance and Access (Oren Elkayam) (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.11	Director’s Deed of Indemnity, Insurance and Access (Cambell McComb) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.12	Director’s Deed of Indemnity, Insurance and Access (Jonathan Brett) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.13	Form of Securities Purchase Agreement dated as of January 25, 2024 between Mobilicom Limited and the investors listed therein (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.14	Placement Agent Agreement, dated as of January 25, 2024, by and between the Company and Ladenburg Thalmann & Co. Inc. (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.15	Form of Pre-Funded Warrant issued by Mobilicom Limited on January 30, 2024 (included as Exhibit 10.3 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.16	Form of Warrant issued by Mobilicom Limited on January 30, 2024 (included as Exhibit 10.4 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.17	Form of At-The-Market Sales Agreement, dated February 3, 2025, between Mobilicom Limited and ThinkEquity LLC (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on February 3, 2025)

4.18*	Director’s Deed of Indemnity, Insurance and Access (Yossi Segal)

8.1	List of significant subsidiaries of Mobilicom Limited (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 30, 2023 and incorporated herein by reference)

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Ziv Haft (BDO Member Firm), independent registered public accounting firm

97.1	Executive Officer Clawback Policy (included as Exhibit 97.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 25, 2024 and incorporated herein by reference)

101	The following financial information from Mobilicom Limited’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

MOBILICOM LIMITED

Date: March 27, 2025	By:	/s/ Oren Elkayam
Oren Elkayam
Chairman and Chief Executive Officer

Mobilicom Limited

Annual Report - December 31, 2024

Mobilicom Limited Contents December 31, 2024

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Mobilicom Limited

Level 7, 90 Collins Street

Melbourne, Victoria, 3000

Australia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mobilicom Limited (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Interpretations.

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

We have served as the Company’s auditor since 2021.

/s/ Ziv Haft
Tel-Aviv, Israel	Ziv Haft
March 27, 2025	Certified Public Accountants (Isr.)
BDO Member Firm

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2024

		Consolidated
	Note	2024	2023	2022
		$	$	$
Revenue	4	3,180,565	2,193,791	1,616,612

Cost of sales	6	(1,348,711)	(902,006)	(610,012)

Government grants	5	187,718	197,041	641,233
Interest received	2,5	269,771	293,478	117,296
Foreign exchange gains		203,593	359,218	848,575
Fair value gains from financial liability	5	-	-	2,550,563

Expenses
Selling and marketing expenses	7,24	(1,965,426)	(2,088,200)	(1,738,918)
Research and development	8,24	(2,127,409)	(1,936,802)	(1,773,245)
General and administration expenses	9,24	(1,970,849)	(2,256,408)	(1,869,389)
Finance costs		(27,052)	(14,734)	(10,217)
Fair value loss from financial liability	21	(4,251,756)	(330,209)	-

Loss before income tax expense		(7,849,556)	(4,484,831)	(227,502)

Income tax expense	10	(160,802)	(80,923)	(9,716)

Net loss for the year attributable to the owners of Mobilicom Limited		(8,010,358)	(4,565,754)	(237,218)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2024

		Consolidated
	Note	2024	2023	2022
		$	$	$
Other comprehensive income (loss)

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans (refer to note 22)		17,860	6,267	272,858

Items that may be reclassified subsequently to profit or loss
Foreign currency translation (refer to note 22)		(108,302)	(421,696)	(773,651)

Other comprehensive income (loss) for the year, net of tax		(90,442)	(415,429)	(500,793)

Total comprehensive loss for the year attributable to the owners of Mobilicom Limited		(8,100,800)	(4,981,183)	(738,011)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2024

		Consolidated
	Note	2024	2023	2022
		$	$	$
Basic earnings (loss) per share	31	(0.48)	(0.34)	(0.04)
Diluted earnings (loss) per share	31	(0.48)	(0.34)	(0.04)
Weighted average number of ordinary shares used in calculating basic and diluted earnings (loss) per share		1,670,912,794	1,328,152,166	664,158,704

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of financial position As at December 31, 2024

		Consolidated
	Note	2024	2023
		$	$
Assets

Current assets
Cash and cash equivalents	11	8,589,282	8,385,283
Restricted cash	11	97,108	59,426
Trade and other receivables, net	12	949,225	977,578
Inventories	13	892,882	934,779
Total current assets		10,528,497	10,357,066

Non-current assets
Property, plant and equipment, net	14	81,420	80,547
Right-of-use assets	15	232,868	460,300
Total non-current assets		314,288	540,847
Total assets		10,842,785	10,897,913

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of financial position As at December 31, 2024

		Consolidated
	Note	2024	2023
		$	$
Liabilities

Current liabilities
Trade and other payables	16	1,233,654	1,420,019
Lease liabilities	17	211,265	223,700
Total current liabilities		1,444,919	1,643,719

Non-current liabilities
Lease liabilities	17	16,028	229,078
Employee benefits	19	200,604	202,151
Governmental liabilities on grants received	20	12,468	4,560
Financial liability	18,21	5,140,921	1,075,808
Total non-current liabilities		5,370,021	1,511,597

Total liabilities		6,814,940	3,155,316

Net assets		4,027,845	7,742,597

Equity

Issued capital	21	34,837,206	31,035,121
Reserves	22,24	(417,959)	(911,480)
Accumulated losses		(30,391,402)	(22,381,044)
Total equity		4,027,845	7,742,597

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2024

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity
	$	$	$	$	$	$
Consolidated
Balance at January 1, 2022	20,640,735	876,914	(858,881)	(369,811)	(17,873,347)	2,415,610

Net loss	-	-	-	-	(237,218)	(237,218)
Other comprehensive income (loss) for the year	-	-	(653,063)	272,858	-	(380,205)
Translation adjustment due to change in presentation currency*	-	-	(120,588)	-	-	(120,588)
Total comprehensive loss for the year	-	-	(773,651)	272,858	(237,218)	(738,011)

Share-based payments (note 24)	-	189,499	-	-	-	189,499

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	10,266,670	-	-	-	-	10,266,670
Expiry of options	-	(226,271)	-	-	226,271	-
Forfeiture of options	-	(69,004)	-	-	69,004	-
Balance at December 31, 2022	30,907,405	771,138	(1,632,532)	(96,953)	(17,815,290)	12,133,768

*	Refer to Note 2 regarding change in presentation currency.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2024

	Issued capital	Share based payments reserve	Foreign currency translation reserves	Re-measurement reserves	Accumulated losses	Total equity
	$	$	$	$	$	$
Consolidated
Balance at January 1, 2023	30,907,405	771,138	(1,632,532)	(96,953)	(17,815,290)	12,133,768

Net loss	-	-	-	-	(4,565,754)	(4,565,754)
Other comprehensive income (loss) for the year	-	-	(332,597)	6,267	-	(326,330)
Translation adjustment due to change in presentation currency*	-	-	(89,099)	-	-	(89,099)

Total comprehensive loss for the year	-	-	(421,696)	6,267	(4,565,754)	(4,981,183)

Share-based payments (note 24)	-	623,230	-	-	-	623,230

Transactions with owners in their capacity as owners:
Forfeiture of options	-	(12,927)	-	-	-	(12,927)
Expiry of options	148,007	(148,007)	-	-	-	-
Cancellation of shares	(20,291)	-	-	-	-	(20,291)
Balance at December 31, 2023	31,035,121	1,233,434	(2,054,228)	(90,686)	(22,381,044)	7,742,597

*	Refer to Note 2 regarding change in presentation currency.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statements of changes in equity
For the year ended December 31, 2024

		Share based	Foreign currency	Re-
	Issued	payments	translation	measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
Consolidated	$	$	$	$	$	$

Balance at January 1, 2024	31,035,121	1,233,434	(2,054,228)	(90,686)	(22,381,044)	7,742,597
Net loss	-	-	-	-	(8,010,358)	(8,010,358)
Other comprehensive income (loss) for the year	-	-	(108,302)	17,860	-	(90,442)
Total comprehensive loss for the year	-	-	(108,302)	17,860	(8,010,358)	(8,100,800)
Share-based payments (note 24)	-	623,883	-	-	-	623,883
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	3,775,653	-	-	-	-	3,775,653
Forfeiture of options	-	(13,488)	-	-	-	(13,488)
Expiry of options	26,432	(26,432)	-	-	-	-
Balance at December 31, 2024	34,837,206	1,817,397	(2,162,530)	(72,826)	(30,391,402)	4,027,845

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited
Consolidated statements of cash flows
For the year ended December 31, 2024

		Consolidated
	Note	2024	2023	2022
		$	$	$
Cash flows from operating activities
Receipts from customers (inclusive of VAT)		3,092,295	1,667,886	1,724,079
Interest received		269,771	293,478	117,296
Interest paid		(27,052)	(14,734)	(10,217)
Payments to suppliers and employees (inclusive of VAT)		(6,729,281)	(6,306,258)	(5,803,647)
Government grants received and tax incentives		187,718	197,041	641,233
Net cash used in operating activities	32	(3,206,549)	(4,162,587)	(3,331,256)
Cash flows from investing activities
Payments for property, plant and equipment		(26,926)	(12,760)	(3,152)
Net cash used in investing activities		(26,926)	(12,760)	(3,152)
Cash flows from financing activities
Proceeds from issue of shares	21	2,949,857	-	15,353,291
Share issue transaction costs		(436,203)	-	(1,790,460)
Proceeds from exercise of warrants		1,180,052
Shares buyback (Small parcel plan) payments		-	(20,291)	-
Repayment of lease liabilities		(218,550)	(251,325)	(236,466)
Net cash provided by/ (used in) financing activities		3,475,156	(271,616)	13,326,365
Net Increase (decreased) in cash and cash equivalents and restricted cash		241,681	(4,446,963)	9,991,957
Cash and cash equivalents and restricted cash at the beginning of the financial year		8,444,709	12,891,672	2,899,715
Cash and cash equivalents and restricted cash at the end of the financial year	11	8,686,390	8,444,709	12,891,672

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 1. General information

The financial statements cover Mobilicom Limited (the “Company”) as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. On January 1, 2024, the Company transitioned from the Australian dollar (“AUD”) as its presentation currency to the U.S. dollar (‘USD”) as its presentation currency. The change was accounted as a change of accounting policy on a retrospective basis. In addition, commencing January 1, 2024, the Company transitioned from AUD as its functional currency to USD as its functional currency. See note 2 for further details.

The functional currency of the Company ’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is New Israeli Shekel (“NIS”) and the functional currency of the Company ’s subsidiary, Mobilicom Inc., is USD.

The Company uses the terms $, USD or US Dollar in this Annual Report where refers to US Dollar, and AUD where refers to Australian dollars.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. In addition, Iran recently launched direct attacks on Israel involving hundreds of drones and missiles and has threatened to continue to attack Israel. To date, none of the Company’s employees are on active military reserve duty. Nevertheless, the Company’s product, research and development and business development activities remain on track.

The financial statements were authorized for issue, in accordance with a resolution of directors, on March 24, 2025. The directors have the power to amend and reissue the financial statements.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 1. General information (continued)

Liquidity analysis

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of December 31, 2024, the Company has not achieved positive cash flow from operations and incurred a net loss of $8,010,358 for the year ended December 31, 2024, and generated $30,391,402 of accumulated losses since inception. The Company estimates that it has adequate financial resources for the foreseeable future based on its current cash and trade receivable balances and its ongoing operations. Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that the Company requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The following amendments are effective for the period beginning January 1, 2024:

●	Classification of Liabilities as Current or Non-Current and Non-current Liabilities with Covenants (Amendments to IAS 1). The IASB issued amendments in January 2020 Classification of Liabilities as Current or Non-current and subsequently, in October 2022 Non-current Liabilities with Covenants. These amendments had no material effect on the consolidated financial statements of the Company.

New standards, interpretations and amendments not yet effective:

There are number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2024 (the date on which the Company’s next annual financial statements will be prepared up to) that the Company has decided not to adopt early.

The following amendments are effective for the annual reporting period beginning January 1, 2025:

●	Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates);

The following amendments are effective for the annual reporting period beginning January 1, 2026:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendment to IFRS 9 Financial Instruments and IFRS 7)

●	Contracts Referencing Nature-dependent Electricity (Amendments to IFRS 9 and IFRS 7);

The following standards and amendments are effective for the annual reporting period beginning January 1, 2027:

●	IFRS 18 Presentation and Disclosure in Financial Statements

●	IFRS 19 Subsidiaries without Public Accountability: Disclosures

The Company is currently assessing the effect of these new accounting standards and amendments.

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

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 2. Significant accounting policies (continued)

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at December 31, 2024 and the results of all subsidiaries for the year then ended.

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

Financial statements in U.S. dollars (“USD”):

Since the Company’s listing on the Nasdaq Capital Market (“Nasdaq”) in August 2022, all capital raises have been denominated in USD. In addition, a majority of the Company’s current assets are in USD, as well as a significant portion of the costs incurred by the Company are in USD. Management believes that the USD is the primary currency of the economic environment in which the Company operates. On January 1, 2024, the Company moved to USD as its presentation currency. In these consolidated financial statement the change was accounted as a change of accounting policy on a retrospective application. The change in presentation currency was triggered by change in the functional currency of the Company to USD, which was accounted prospectively from January 1, 2024, requiring re-measurement from the local currency into USD for each of these entities. All exchange gains and losses resulting from the re-measurement are reflected in the consolidated statement of profit or loss and other comprehensive income, as appropriate.

Prior to January 1, 2024, the functional currency of the Company was the AUD. Accordingly, the financial statements of the Company were translated into USD. All statement of financial position accounts were translated using the exchange rates in effect at the balance sheet date. Amounts recorded in the consolidated statement of profit or loss and other comprehensive income were translated using the average exchange rate prevailing during the year. The resulting translation adjustments were reported as a component of shareholders’ equity under accumulated other comprehensive income.

Effective as of the Company’s fiscal year beginning January 1, 2024, the Company’s functional currency became the USD. IAS 21” The Effects of Changes in Foreign Exchange Rates”, requires a change in functional currency to be reported as of the date it is determined there has been a change, and it is generally accepted practice that the change is made at the start of the most recent period that approximates the date of the change. Management determined it would enact this change effective on January 1, 2024. While the change was based on a factual assessment, the determination of the date of the change required management’s judgement given the change in the primary economic and business environment, in which the Company operates, have evolved over time. As part of management’s functional currency assessment, changes in economic facts and circumstances were considered. This included analysis of changes in: management of operations, process, and in the composition of cash and equity balances. The Company has implemented budgeting in USD, whereas this was previously performed in AUD. The Company’s cash inflows consist primarily of USD cash balances and less of AUD, as also reflected in the budget. Following the Company’s delisting from the Australian Securities Exchange in November 2023, the Company focus its capital raise efforts primarily in USD. Assuming current business operating model stays constant, management believes that the USD cash balances will continue to increase, while AUD cash balances will continue to produce a net outflow.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 2. Significant accounting policies (continued)

Management re-evaluated all indicators established in IAS 21 to determine the functional currency of the Company. Such indicators include i) cash flow, ii) expense, iii) financing and iv) intercompany transactions and arrangements. Management determined that the cash flow and financing indicators were most relevant to the Company operations and its primary economic environment. At the time of the assessment adopted on January 1, 2024, cash flows generated by the Company that relate to its assets and liabilities now directly affect the Company’s cash flows and are readily available for remittance to the Company. The majority of cash flow of the Company’s operations is denominated in USD. Significant asset and equity items on the Company balance sheet are comprised almost solely (greater than 90%) of USD denominated transactions. Furthermore, most of the Company’s generated cash flows are now invested in USD based cash and cash equivalents. Since such investments are short-term, cash is readily available for current needs of the group. Thus, the USD is the primary currency from which the Company generates and accumulates cash.

When considering all relevant facts together, management concluded that the USD best reflects the currency of the primary economic environment in which the Company currently operates. Therefore, USD is the functional currency as a result of the change in the most significant economic facts and circumstances from cash flow and financing indicators. As a result, the Company adopted USD as the functional currency effective January 1, 2024.

The change was accounted for prospectively from the date of the change in accordance with IAS 21, “Foreign Currency Matters.” The translated balances of monetary and nonmonetary assets and liabilities recorded in the Company financial statements as of the end of the prior reporting period became the new accounting basis for those assets and liabilities in the period of the change. To the extent the entity had monetary assets and liabilities denominated in the old functional currency, such balances created transactional gains and losses subsequent to the change in functional currency. The amount recorded in the currency translation adjustment account for prior periods was not reversed upon the change in functional currency. The exchange rate on the date of the change became the historical rate for subsequent re-measurement of nonmonetary assets and liabilities into the new functional currency.

The following table summarizes the impact on both consolidated net loss and other comprehensive income (loss) utilizing USD as the functional currency of the Company as of December 31, 2024, compared to the related impact if the functional currency of the Company would have remained AUD (excluding foreign exchange from transactions denominated in AUD recorded in the respective period)

	USD	AUD
	as Functional	as Functional
	Currency	Currency
	(in USD)	(in USD)(*)
		(Unaudited Pro
		Forma)
Financial income, net - attributed to foreign translation gain	203,593	1,347,672
Other comprehensive loss - attributed to foreign currency translation adjustments	(108,302)	(590,030)

(*)	The conversion from AUD into USD was made at the exchange rate as of December 31, 2024, on which AUD 1.00 equalled USD 0.621.

Foreign currency translation

Starting January 1, 2024,the financial statements are presented in US dollars, which is the Company ’s presentation currency and functional currency. The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is NIS.

Foreign currency transactions

Foreign currency transactions are translated into US dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss. Non-monetary items are converted at the rate of exchange used to convert the related consolidated statements of financial position items, i.e., at the time of the transaction.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 2. Significant accounting policies (continued)

Foreign operations

The assets and liabilities of foreign operations are translated into US dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into US dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

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

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

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

Financial Liability

The Company measures the fair value of the warrants issued under August 2022 Nasdaq IPO & listing, and warrants issued under January 2024 registered direct offering on Nasdaq. The fair value of the warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of each grant and remeasured at each reporting period (December 31, 2024 and 2023) and is based on certain assumptions. Those assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

On June 30, 2023, the Company reassessed the valuation methodology applied to the valuation of the August 2022 warrants, in conjunction with an independent valuation from a third party. August 2022 warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price trading on the Nasdaq (ticker “MOBBW”) represents a more accurate valuation of the warrants based on the guidance of IFRS 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation methodology (moving from Level 2 fair value measurement type to Level 1) that was applied on December 31, 2022, as a change in accounting estimates.

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

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 4. Revenue

Revenue from contracts with customers

	Consolidated
	2024	2023	2022
	$	$	$
Sale of goods	3,180,565	2,193,791	1,616,612

Revenue from contracts with customers

●	Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery. There is limited judgment needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question

●	Goods sold by the Company include warranties which require the group to either replace or amend a defective product during the warranty period if the goods fail to comply with agreed-upon specifications. In accordance with IFRS 15, such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Company provides one year of warranty. During the periods of the financial statements, warranty costs were immaterial..

●	The Company does not offer a right of return option for its products, therefore there is no accrual for future returns and no reduction in revenue related to returns.

●	The Company offers discounts on per order basis, which are deducted from revenues, furthermore the Company do not offer additional discount as a condition for future orders, therefore, there is no material right accounted for related to discounts.

For the years ended December 31, 2024, 2023 and 2022, sales of goods include recognized deferred revenues in the amount of $nil, $nil and $8,833, respectively.

Major customers

	As of December 31,
	2024	2023
Customer	% of total income	% of total income
A	2%	18%
B	38%	17%
C	31%	11%

Income by geographic

	2024	2023	2022
	% of total income	% of total income	% of total income
Israel	61%	66%	39%
U.S. & Canada	34%	17%	33%
Rest of world	5%	17%	28%

Note 5. Income

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

Fair value gains (loss) from financial liability

Fair value gain (loss) is recognized at an amount that reflects the changes in fair value of the financial liability between the measured periods.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 6. Cost of sales

	Consolidated
	2024	2023	2022
	$	$	$
Salaries and benefits	409,905	139,407	154,705
Cost of materials	817,531	698,499	401,469
Occupancy and office expenses	31,498	12,762	15,583
Other	54,565	17,575	14,940
Depreciation	35,212	33,763	23,315
	1,348,711	902,006	610,012

Note 7. Selling and marketing expenses

	Consolidated
	2024	2023	2022
	$	$	$
Salaries and benefits	1,364,481	1,456,719	1,307,213
Marketing services	249,373	245,673	177,361
Travel expenses	134,445	85,882	51,704
Depreciation	81,159	113,074	98,874
Occupancy and office expenses	71,682	81,482	26,779
Other	64,286	105,370	76,987
	1,965,426	2,088,200	1,738,918

Note 8. Research and development

	Consolidated
	2024	2023	2022
	$	$	$
Salaries and benefits	1,464,498	1,399,542	1,393,230
Materials	109,624	115,779	77,707
Royalties to the OCS	18,315	6,554	4,500
Subcontractors	312,408	238,830	84,386
Depreciation	97,449	85,136	70,317
Other	125,115	90,961	143,105
	2,127,409	1,936,802	1,773,245

Note 9. General and administration expenses

	Consolidated
	2024	2023	2022
	$	$	$
Salaries and benefits	724,093	784,089	847,036
Professional fees	675,624	713,339	455,902
Insurance	188,451	289,490	206,921
Travel expenses	46,381	32,044	4,637
Depreciation	32,039	41,201	37,386
Occupancy and office expenses	79,891	93,046	33,793
Other	224,370	303,199	283,714
	1,970,849	2,256,408	1,869,389

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 10. Income tax expense

	Consolidated
	2024	2023	2022
	$	$	$
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(7,849,556)	(4,484,831)	(227,502)

Tax at the statutory tax rate of 25% (Australian company tax rate)	(1,962,389)	(1,121,208)	(56,876)

Tax expenses related with previous years’ non-deductible/(taxable) costs in calculating taxable income	-	72,196	-
Effect of statutory tax rates difference between Australian company tax rate to Israeli company’s tax rate (23%)	43,296	56,431	43,285
Effect of statutory tax rates difference between Australian company tax rate to U.S. Federal company’s tax rate (21%)	(3,521)	(2,731)	-

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Share-based payments	152,599	152,576	47,375
Other temporary differences not recognised	1,930,817	923,659	(24,068)

Income tax expense	160,802	80,923	9,716

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 11. Current assets - cash and cash equivalents and restricted cash

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Cash and cash equivalents	8,589,282	8,385,283
Restricted cash	97,108	59,426
Cash at banks	8,686,390	8,444,709

Note 12. Current assets - trade and other receivables, net

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Trade receivables	752,584	664,315
Other receivables	196,641	313,263
	949,225	977,578

Accounting policy for trade and other receivables

Trade receivables are initially recognised at transaction price and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables. To measure expected credit losses on a collective basis, trade receivables are grouped based on similar credit risk and aging. Based on the Company’s measurement the allowance for expected credit losses or overdue balances was found immaterial and was not accounted for in the financial statements.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 13. Current assets - inventories

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Finished goods - at cost	382,906	425,149
Raw materials- at cost	540,598	531,178
Accrual for slow inventory	(30,622)	(21,548)
	892,882	934,779

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Inventories cost is based on a weighted average method.

Note 14. Non-current assets - property, plant and equipment, net

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Computer equipment - at cost	213,397	191,974
Less: Accumulated depreciation	(185,724)	(171,530)
	27,673	20,444

Office furniture & equipment - at cost	89,175	87,440
Less: Accumulated depreciation	(40,910)	(34,424)
	48,265	53,016

Machinery & equipment - at cost	59,582	58,367
Less: Accumulated depreciation	(54,100)	(51,280)
	5,482	7,087
	81,420	80,547

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 14. Non-current assets - property, plant and equipment, net (continued)

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	Computer	Office furniture &	Machinery &
	equipment	equipment	equipment	Total
Consolidated	$	$	$	$
Balance at January 1, 2023	22,990	60,740	8,579	92,309
Additions	9,945	714	2,101	12,760
Depreciation expense	(11,693)	(6,606)	(3,242)	(21,541)
Translation adjustments	(798)	(1,832)	(351)	(2,981)

Balance at December 31, 2023	20,444	53,016	7,087	80,547
Additions	22,966	2,343	1,617	26,926
Depreciation expense	(15,295)	(6,657)	(3,141)	(25,093)
Translation adjustments	(442)	(437)	(81)	(960)

Balance at December 31, 2024	27,673	48,265	5,482	81,420

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

Note 15. Non-current assets - right-of-use assets

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Land and buildings - right-of-use	188,570	379,523
Motor vehicles - right-of-use	44,298	80,777
	232,868	460,300

Additions to the right-of-use assets during the financial year were $nil (2023: $451,732).

The Company leases land and buildings for its offices in Israel under agreements for 5 years, starting February 1, 2019, and in some cases, options to extend for three additional consecutive periods, each for 24 months. On renewal, the terms of the leases are renegotiated. On November 1, 2023, the Company renewed the terms of the extended lease for a period of additional 24 months.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 15. Non-current assets - right-of-use assets (continued)

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	Land and	Motor
	Buildings	Vehicle	Total
Consolidated	$	$	$

Balance at January 1, 2023	172,881	117,157	290,038
Additions	356,444	95,288	451,732
Early return of leased cars	-	(69,027)	(69,027)
Depreciation expense	(149,802)	(62,641)	(212,443)

Balance at December 31, 2023	379,523	80,777	460,300
Depreciation expense	(190,953)	(36,479)	(227,432)

Balance at December 31, 2024	188,570	44,298	232,868

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

Note 16. Current liabilities - trade and other payables

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Trade payables	274,380	501,424
Other payables	959,274	918,595
	1,233,654	1,420,019

Refer to notes 2 and 25 for further information on financial instruments.

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 17. Lease liabilities

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Current	211,265	223,700
Non-current	16,028	229,078
	227,293	452,778

Refer to note 25 for further information on financial instruments.

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

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	2024	2023
Consolidated	$	$

Balance at January 1	452,778	292,001
Additions	-	451,732
Disposals (early return of leased cars)	-	(54,306)
Accretion of interest	27,052	14,734
Payments	(246,918)	(273,604)
Effect of exchange rates differences	(5,619)	22,221
Balance at December 31	227,293	452,778

	1 year or less	Between 1 and 2 years	Between 2 and 3 years	Over 3 years	Total
Consolidated	$	$	$	$	$

December 31, 2024	211,265	16,028	-	-	227,293
December 31, 2023	223,700	212,925	16,153	-	452,778

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 18. Financial liability

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Warrants at fair value	5,140,921	1,075,808

On August 25, 2022, the Company completed its Nasdaq listing via the issuance of 3,220,338 ADSs (American Depository Shares) and the accompanying 3,220,338 pre-funded warrants for a total consideration of $13,299,996. One ADS represents 275 ordinary shares in the Company. One pre-funded warrant gives the holder the right to purchase one ADS. The warrants have 5-year term, and they can be exercised any time before expiry date August 24, 2027.

On January 30, 2024, the Company completed a registered direct offering via the issuance of 486,871 ADSs at an offering price of $1.55 per ADS and 1,416,354 pre-funded warrants at an offering price of $1.5499 for a total consideration of $2,949,857. One pre-funded warrant is exercisable to one ADS upon payment of the remain $0.0001 per warrant.

In addition, on January 30, 2024, in a concurrent private placement, the Company issued to the investors in the registered direct offering and the placement agent warrants to purchase up to an aggregate of 1,998,386 ADS at an exercise price of $1.55 per ADS. The warrants have 5-year term, and they can be exercised any time before expiry date January 30, 2029. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The above warrants represent financial liabilities at fair value through profit or loss.

Refer to note 20 for further information on issued capital.

Note 19. Non-current liabilities - employee benefits

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Employee benefits	200,604	202,151

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 19. Non-current liabilities - employee benefits (continued)

Statement of financial position amounts

The amounts recognized in the statement of financial position determined as follows:

	Consolidated
	2024	2023
	$	$
Present value of the defined benefit obligation	233,954	228,625
Fair value of defined benefit plan assets	(91,868)	(82,176)
	142,086	146,449

Other long-term obligations	58,518	55,702
Net liability in the statement of financial position	200,604	202,151

Movement in plan assets:

	Consolidated
	2024	2023
	$	$
Balance at the beginning of the year	82,176	74,472
Interest income	1,892	2,168
Contributions	6,756	6,773
Return on plan assets (excluding interest)	1,352	813
Foreign exchanges differences	(308)	(2,050)
Balance at the end of the year	91,868	82,176

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 19. Non-current liabilities - employee benefits (continued)

Reconciliations

	Consolidated
	2024	2023
	$	$
Reconciliation of the present value of the defined benefit obligation
Balance at the beginning of the year	228,625	212,848
Interest cost	11,084	10,841
Current service cost	12,706	13,009
Actuarial loss/(gains) from financial assumptions	(17,032)	(2,439)
Foreign exchanges differences	(1,429)	(5,634)
Balance at the end of the year	233,954	228,625

Note 20. Non-current liabilities - Governmental liabilities on grants received

	Consolidated
	As of	As of
	December 31,	December 31,
	2024	2023
	$	$
Governmental liabilities on grants received	12,468	4,560

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 20. Non-current liabilities - Governmental liabilities on grants received (continued)

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

Note 21. Equity - issued capital

	Consolidated
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2023	2022	2024	2023	2022
	Shares	Shares	Shares	$	$	$
Ordinary shares - fully paid	2,059,298,968	1,326,676,693	1,331,279,665	34,837,206	31,035,121	30,907,405

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 21. Equity - issued capital (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	January 1, 2022	321,936,715		20,640,735

Issue of IPO shares (net of warrant fair value)(*)		885,592,950	$0.01	9,237,295
Exercise of 450,000 pre-funded warrants		123,750,000	$0.023	2,819,835
Capital raising costs		-	-	(1,790,460)

Balance	December 31, 2022	1,331,279,665		30,907,405

Expiry of options		-		148,007
Cancelation of shares through small parcel buy back		(4,602,972)		(20,291)

Balance	December 31, 2023	1,326,676,693		31,035,121

Issue of shares (net of warrant fair value) under Registered Direct Offering(**)		133,889,525	$0.008	1,079,244
Exercise of 2,177,210 pre-funded warrants and private placement warrants		598,732,750	$0.005	3,132,612
Capital raising costs		-	-	(436,203)
Expiry of options		-		26,432

Balance	December 31, 2024	2,059,298,968		34,837,206

(*)	On August 24, 2022, the Company issued 3,220,338 units to shareholders in the Company’s August 2022 Nasdaq listing & IPO. Each unit consists of a single ADS and single pre-funded warrant exercisable to a single ADS. The warrants have an exercise price of $5.00, expiring August 24, 2027.

(**)	On January 30, 2024, the Company issued 1,416,354 pre-funded warrants at an offering price of $1.5499 under registered direct offering. One pre-funded warrant is exercisable to one ADS upon payment of the remaining $0.0001 per warrant. In addition, on January 30, 2024, in a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 1,998,386 ADS at an exercise price of $1.55 per ADS, expiring January 30, 2029.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 21. Equity - issued capital (continued)

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

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 21. Equity - issued capital (continued)

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Warrants

The Company accounts for warrants issued to investors in conjunction with IFRS 9 “Financial Instruments” accounting standards issued by IASB.

(a)	On August 24, 2022, the Company completed its U.S. listing on the Nasdaq via the issuance of 3,220,338 American Depository Shares (“ADSs”) and the accompanying 3,220,338 tradable pre-funded warrants for a total consideration of $13,299,996. Each ADS represents 275 ordinary shares, no par value, of the Company. One tradable pre-funded warrant gives the holder the right to purchase one ADS. Each tradable pre-funded warrant exercised to one ADS at an exercise price of $5.00, has 5-year term, and can be exercised any time before expiry date August 24, 2027.

In addition, on August 24, 2022, in connection with the U.S listing, the Company granted a total 161,017 representative warrants each exercised to one ADS at an exercise price of $5.16. The representative warrants have 5-year term, and they can be exercised any time before their expiry date August 24, 2027. The representative warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The tradable pre-funded warrant and representative warrant are referred herein together as “August 2022 Warrants”. The August 2022 Warrants represent financial liabilities at fair value through profit or loss.

On June 30, 2023, the Company reassessed the valuation methodology applied to the valuation of the August 2022 Warrants, in conjunction with an independent valuation from a third party. The August 2022 Warrants are trading on Nasdaq and based on current market activity, it was deemed to be in an active market. The directors believe the quoted share price of the MOBBW security trading on the Nasdaq represents a more accurate valuation of the August 2022 Warrants based on the guidance of IFRS 13 Fair Value Measurement where the fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities. This has resulted in a change of valuation (moving from Level 2 fair value measurement type to Level 1) that was applied on December 31, 2022, as a change in accounting estimates.

The following assumptions were based on observable market conditions that existed on December 31, 2024 and 2023:

	At December 31, 2024		At December 31, 2023
Assumption Value methodology	Level 1	Level 1	Level 1	Level 1
Historical volatility	-	-	-	-
Exercise price	$5.0	$5.16	$5.0	$5.16
Share price	$0.800	$0.800	$0.367	$0.367
Risk-free interest rate	-	-	-	-
Dividend yield	-	-	-	-
Fair value per warrant	$0.800	$0.800	$0.367	$0.367

For the years ended December 31, 2024 and 2023, the Company recorded fair value losses, net of $1,269,276 and $330,209, respectively. Fair value gains (losses), net, recorded under the statement of comprehensive loss as a result of the change in the fair value of August 2022 Warrants.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 21. Equity - issued capital (continued)

(b)	On 30 January 2024, the Company completed a registered direct offering via the issuance of 486,871 ADSs at an offering price of $1.55 per ADS and 1,416,354 pre-funded warrants at an offering price of $1.5499 for a total consideration of $2,949,857. One pre-funded warrant is exercisable to one ADS upon payment of the remain $0.0001 per warrant.

During April 2024 and December 2024, 520,078 pre-funded warrants were exercised into 520,078 ADS for a total of $52, and 896,276 pre-funded warrants were exercised into 895,842 ADS on a cashless basis.

In addition, on 30 January 2024, in a concurrent private placement, the Company issued to the investors in the registered direct offering warrants to purchase up to an aggregate of 1,903,225 ADS at an exercise price of $1.55 per ADS. The warrants have 5-year term, and they can be exercised any time before expiry date 30 January 2029. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

In addition, on 30 January 2024, in connection with the registered direct offering, the Company granted a total 95,161 placement agent warrants each exercisable to one ADS at an exercise price of $1.55. The placement agent warrants have 5-year term, and they can be exercised any time before expiry date 30 January 2029. The placement agent warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

During December 2024, 761,290 private placement warrants were exercised for a total of $1,180,000.

The pre-funded warrant, private placement warrants, and placement agent warrant are referred herein together as “January 2024 Warrants”. The January 2024 Warrants represent financial liabilities at fair value through profit or loss.

The following assumptions were based on observable market conditions that existed on December 31, 2024 and issue date:

	At December 31, 2024		At issue date
Assumption Value methodology	Pre-funded Level 2	Regular Level 2	Pre-funded Level 2	Regular Level 2
Historical volatility	92%	92%	86%	86%
Exercise price	$0.000	$1.550	$0.000	$1.550
Share price	$3.810	$3.810	$0.965	$0.965
Risk-free interest rate	4.4%	4.4%	4.3%	4.3%
Dividend yield	0%	0%	0%	0%
Fair value per warrant	$3.810	$2.260	$0.965	$0.406

For the year ended December 31, 2024, the Company recorded fair value loss, net of $2,982,480. Fair value gains (losses), net, recorded under the statement of comprehensive loss as a result of the change in the fair value of January 2024 Warrants.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 21. Equity - issued capital (continued)

A summary of changes in August 2022 Warrants and January 2024 Warrants issued by the Company during the years ended December 31, 2024 and 2023 is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of January 1, 2023	$745,599	-	-	$745,599
Fair value loss recognized in consolidated statement of profit or loss and other comprehensive income	330,209	-	-	330,209
Warrant liability as of December 31, 2023	$1,075,808	-	-	$1,075,808
Warrants issued during the period	-	2,945,971	-	2,945,971
Transfer upon exercise	-	(3,132,614)	-	(3,132,614)
Fair value loss recognized in consolidated statement of profit or loss and other comprehensive income	1,269,276	2,982,480	-	4,251,756
Warrant liability as of December 31, 2024	$2,345,084	$2,795,837	-	$5,140,921

Refer to notes 2 and 24 for further information on financial instruments. Refer to note 3 for further information on change in valuation methodology.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 22. Equity - reserves

	Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2024	2023	2022
	$	$	$

Foreign currency reserve	(2,162,530)	(2,054,228)	(1,632,532)
Re-measurements of defined benefit plans reserve	(72,826)	(90,686)	(96,953)

	(2,235,356)	(2,144,914)	(1,729,485)

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

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 22. Equity – reserves (continued)

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re-measurement of defined benefit plans	Foreign currency
	reserve	reserve	Total
Consolidated	$	$	$

Balance at January 1, 2022	(369,811)	(858,881)	(1,228,692)
Re-measurement of defined benefit plans	272,858	-	272,858
Re-allocation between accumulated losses and foreign currency reserve	-	(653,063)	(653,063)
Translation adjustment due to change in presentation currency	-	(120,588)	(120,588)

Balance at December 31, 2022	(96,953)	(1,632,532)	(1,729,485)
Re-measurement of defined benefit plans	6,267	-	6,267
Re-allocation between accumulated losses and foreign currency reserve	-	(332,597)	(332,597)
Translation adjustment due to change in presentation currency	-	(89,099)	(89,099)

Balance at December 31, 2023	(90,686)	(2,054,228)	(2,144,914)
Re-measurement of defined benefit plans	17,860	-	17,860
Re-allocation between accumulated losses and foreign currency reserve	-	(108,302)	(108,302)

Balance at December 31, 2024	(72,826)	(2,162,530)	(2,235,356)

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 23. Equity - dividends

There were no dividends paid, recommended or declared during the years ended December 31, 2024, 2023 and 2022.

Note 24. Equity – share-based compensation and share-based payment reserve

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

A summary of changes in stock options for the years ended December 31, 2024, 2023 and 2022 is presented below:

	Number of options outstanding	Weighted average exercise price		Weighted average exercise price

Balance, January 1, 2022	31,231,701	AUD$	0.10	$
Granted (i)	7,503,678		0.05
Expired (ii)	(3,350,000)		0.18
Forfeited (iii)	(5,770,000)		0.08
Balance, December 31, 2022	29,615,379	AUD$	0.09
Granted (iv)	255,850,000		0.01
Expired (v)	(3,020,000)		0.12
Forfeited (vi)	(3,525,000)		0.03
Balance, December 31, 2023	278,920,379	AUD$	0.02
Expired (vii)	(900,000)		0.07		0.05
Forfeited (viii)	(5,375,000)		0.02		0.01
Balance, December 31, 2024	272,645,379	AUD$	0.01		$0.01

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 24. Equity – share-based compensation and share-based payment reserve (continued)

i.	On April 13, 2022, the Company issued 7,503,678 options to employees and consultant of the Company. 1,380,000 options are fully vested at date of grant, 573,678 options are vested after 18 months, 2,000,000 options are vested after 3 years, and 3,550,000 options are vested after 4 years.

a.	The fair value of 400,000 options was AUD$9,520 ($6,467). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.08; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

b.	The fair value of the 573,678 options was AUD$14,313 ($9,724). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.07; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

c.	The fair value of the 6,530,000 options was AUD$181,273 ($123,147). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.044; exercise price - AUD$0.05; expected life - 5 year; annualized volatility 80.4%; dividend yield - 0%; risk free rate - 0.025%.

ii.	During the year ended December 31, 2022, 3,350,000 options with a fair value of $226,271 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iii.	During the year ended December 31, 2022, 5,770,000 options were forfeited with a total fair value of $69,004 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iv.	During the year ended December 31, 2023:

a.	On May 31, 2023, the Company issued 210,000,000 options to directors of the Company, which vest over three years (33.33% of the options 1 year after grant date; 66.66% remain in equally quarterly over the 2nd & 3rd years after date of grant). The total fair value of the options was AUD$1,637,000 ($1,119,708). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.009; exercise price - AUD$0.008; expected life - 10 year; annualized volatility 86.6%; dividend yield - 0%; risk free rate - 0.0355%.

b.	On August 3, 2023, the Company issued 45,850,000 options to employees and consultants of the Company. 23,350,000 options are vested after 3 years, and 22,500,000 options are vested after 4 years. The total fair value of the options was AUD$489,678 ($334,940). The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - AUD$0.012; exercise price - AUD$0.008; expected life - 5 year; annualized volatility 128.89%; dividend yield - 0%; risk free rate - 0.0378%.

v.	During the year ended December 31, 2023, 3,020,000 options with a fair value of $148,007 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

vi.	During the year ended December 31, 2023, 3,525,000 options were forfeited with a total fair value of $20,291 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

Mobilicom Limited
Notes to the consolidated financial statements
December 31, 2024

Note 24. Equity – share-based compensation and share-based payment reserve (continued)

vii.	During the year ended December 31, 2024, 900,000 options with a fair value of $26,432 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

viii.	During the year ended December 31, 2024, 5,375,000 options were forfeited with a total fair value of $30,777 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

ix.	The Company recognized share-based compensation expense of $610,395 for the year ended December 31, 2024 (2023: $610,303, 2022: $189,499) in relation to the vesting of options issued in previous years.

x.	As at December 31, 2024, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price		Exercisable At December 31, 2024	Expiry Date
614,090	AUD$	0.20	614,090	October 20, 2026
767,611	AUD$	0.12	767,611	November 5, 2025
3,000,000	AUD$	0.15	3,000,000	June 25, 2025
2,450,000	AUD$	0.15	2,450,000	December 29, 2025
11,500,000	AUD$	0.08	11,500,000	July 8, 2026
400,000	AUD$	0.08	400,000	April 13, 2027
573,678	AUD	0.07	573,678	April 13, 2027
4,740,000	AUD	0.05	4,052,500	April 13, 2027
210,000,000	AUD	0.01	105,000,005	May 31, 2033
38,600,000	AUD	0.01	15,908,333	August 3, 2028
272,645,379			144,266,217

As at December 31, 2024, options outstanding have a weighted average remaining contractual life of 7.13 years (December 31, 2023 – 8.03 years).

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 24. Equity – share-based compensation and share-based payment reserve (continued)

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 25. Financial instruments

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

The carrying amount of the Company’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in $ equivalents):

	Assets		Liabilities
	2024	2023	2024	2023
Consolidated	$	$	$	$

New Israeli Shekel	1,869,176	1,677,602	896,730	1,084,678
Euros	11,519	32,902	557	319
AUD	57	69,606	4,673,480	5,053,672
	1,880,752	1,780,110	5,570,767	6,138,669

Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the Company’s functional currency. The risk is measured using sensitivity analysis.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 25. Financial instruments (continued)

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

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 25. Financial instruments (continued)

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

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2024	$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	274,380	-	-	-	274,380
Other payables	959,274	-	-	-	979,274
Government liabilities	-	-	-	16,943	16,943
Total non-derivatives	1,233,654	-	-	16,943	1,250,597

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2023	$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	501,424	-	-	-	501,424
Other payables	918,595	-	-	-	918,595
Government liabilities	-	-	-	6,088	6,088
Total non-derivatives	1,420,019	-	-	6,088	1,426,107

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. Refer to note 2 for further information on Fair value of financial instruments.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 26. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Company is set out below:

	Consolidated
	2024	2023
	$	$

Short-term employee benefits	753,773	696,620
Post-employment benefits	115,250	169,684
Share-based payments	451,542	458,873
	1,320,565	1,325,177

Note 27. Commitments

There were no commitments for the current or previous financial year.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 28. Related party transactions

Key management personnel

Disclosures relating to key management personnel are set out in note 25.

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated
	As of December 31, 2024	As of December 31, 2023
	$	$
Current payables:
Payables to related parties	98,186	160,157

Non-current payables:
Payables to related parties	121,008	90,697

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Mobilicom Limited Notes to the consolidated financial statements December 31, 2024

Note 29. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 2:

		Ownership interest
		2023	2022
Name	Principal place of business / Country of incorporation	%	%

Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc (*)	United States	100.00%	100.00%

(*)	Incorporated on December 28, 2022, in Delaware.

Note 30. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2024	2023	2022
	$	$	$

Loss after income tax expense for the year	(8,010,358)	(4,565,754)	(237,218)

Adjustments for:
Depreciation and amortisation	252,524	233,984	217,985
Share-based payments	610,395	610,303	189,499
Net loss (gain) on fair value movement of warrants	4,251,756	330,209	(2,550,563)
Foreign exchange differences	(228,164)	(397,477)	(492,414)
Lease interest	27,052	14,734	10,217

Change in operating assets and liabilities:
Decrease (increase) in trade and other receivables	28,353	(414,838)	(58,053)
Decrease (increase) in inventories	41,897	(365,039)	(213,478)
Increase in trade and other payables	(186,365)	327,053	257,471
Increase (decrease) in employee benefits	(1,547)	63,812	(455,339)
Increase (decrease) in Government liabilities	7,908	426	378
Net cash used in operating activities	(3,206,549)	(4,162,587)	(3,331,256)

Mobilicom Limited Shareholder information December 31, 2024

Note 31. Earnings (loss) per share

	Consolidated
	2024	2023	2022
	$	$	$

Loss after income tax attributable to the owners of the Company	(8,010,358)	(4,565,754)	(237,218)

	Number	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings (loss) per share	1,670,912,794	1,328,152,166	664,158,704

Weighted average number of ordinary shares used in calculating diluted earnings (loss) per share	1,670,912,794	1,328,152,166	664,158,704

	$ Cents	$ Cents	$ Cents

Basic earnings (loss) per share	(0.48)	(0.34)	(0.04)
Diluted earnings (loss) per share	(0.48)	(0.34)	(0.04)

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

Mobilicom Limited Shareholder information December 31, 2024

Note 31. Earnings (loss) per share (continued)

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

Note 32. Subsequent events

(a)	On February 3, 2025, the Company entered into a sales agreement for a period of twelve (12) months from such date (the “Sales Agreement”) with investment bank (the “Sales Agent”) for sales deemed to be “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, or the Securities Act. Under the Sales Agreement the Sales Agent may offer and sell ADS from time to time up to an aggregate offering price of up to $10,000,000. Each ADS represents two hundred seventy-five (275) ordinary shares, no par value, of the company. The Sale Agent will be entitled to compensation at a commission rate of 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement, in addition to reimbursement of certain costs. The Sales Agreement was filed with the SEC on February 3, 2025, and became immediately effective.

(b)	On February 15, 2025, the Company’s board of directors approved the grant of 72,250,000 unlisted options and 35,750,000 restricted share units (“RSUs”) to employees and consultants of the Company. The options have an exercise price of $0.005 and expire on February 14, 2030. 34,000,000 options are vested over 3 years, and 38,250,000 options are vested over 4 years. The RSUs don’t carry an exercise price nor expiry date.

(c)	On March 24, 2025, the Company appointed Mr. Guy Givoni as an Independent non-executive director. Mr. Givoni brings over 20 years’ experience in the software technology sector, with prior executive roles at Supplant and SecureStack. The Board has assessed Mr. Givoni’s independence in line with the Australian Corporation Act 2001 and ASIC Regulatory Guide 247 and considers him to be an independent director.