Form 20-F
period 2025-12-31
Mobilicom Ltd
filed 2026-03-23
CIK 1898643

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Tel: +972-52-5989900

Email: Liad.Gelfer@mobilicom.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered	Trading Symbol(s)	Name of each exchange on which each class is to be registered
Ordinary Shares, no par value per share	MOB	Nasdaq Capital Market
Warrants to purchase Ordinary Shares, no par value per share	MOBBW	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 12,213,935 ordinary shares.

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

On December 8, 2025, we effected a reverse share split of our issued and outstanding ordinary shares at a ratio of 1-for-275, or the Reverse Split. Concurrently with the Reverse Split, we effected a corresponding change in the ratio of ordinary shares represented by each of our American Depositary Shares, or ADSs, such that the ratio changed from one ADS representing 275 ordinary shares to one ADS representing one ordinary share. Concurrently, our ADSs were mandatorily cancelled and exchanged for ordinary shares on a one-for-one basis, or the Mandatory Exchange, and our ordinary shares, which had been approved for listing and trading on the Nasdaq Capital Market, commenced trading at the market open on December 8, 2025. All references in this annual report to our share capital, including the number of ordinary shares outstanding and per-share data for periods prior to the effective date of the Reverse Split and the Mandatory Exchange, have been retroactively adjusted to give effect to the Reverse Split and the Mandatory Exchange.

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

Summary Risk Factors

Investing in our securities entails a high degree of risk as more fully described herein. You should carefully consider the risks described under the “Risk Factors” section beginning on page 1. Some of these risks include but are not limited to:

Risks Related to Our Financial Condition

●	We have a history of losses.

●	We expect that we will need to invest significant time and raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

●	Shortfalls in available external research and development funding could adversely affect us.

●	We may not accurately forecast revenues, profitability and appropriately plan our expenses.

●	Exchange rate fluctuations between multiple foreign currencies may negatively affect our earnings, operating cash flow.

●	We have commenced marketing activities for our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Risks Related to Our Business and Industry

●	We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products and services, which could significantly reduce our profitability and may never result in revenue to us.

●	We will be affected by operational risks and may not be adequately insured for certain risks.

●	We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

●	We operate in a competitive market.

●	The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products and technologies obsolete.

●	Failure to obtain necessary regulatory approvals may prevent us from selling our hardware products.

●	We may be prohibited from shipping our products to certain countries if we are unable to obtain certain governmental authorizations.

●	We may be subject to the risks associated with future acquisitions or strategic partnerships, which may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

●	Our inability to assure retention of management and key employees could impair our future success.

●	A significant growth in the number of personnel would place a strain upon our management and resources.

●	We are subject to the risks associated with foreign operations in other countries.

●	If critical components or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

●	Our products may be subject to recall or return.

●	If we release defective products or services, our operating results could suffer.

●	Our products and services are complex and could have unknown defects or errors, which may give rise to legal claims against us, diminish our brand or divert our resources from other purposes.

●	We are a supplier for government programs, which subjects us to risks including early termination, audits, investigations, sanctions penalties and delayed sales.

●	Negative customer perception regarding our products could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows.

●	If we fail to successfully promote our product and brand, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

●	We may be subject to cybersecurity attacks or electronic communication security risks.

●	Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our ordinary shares.

●	We may experience adverse effects on our reported results of operations as a result of adopting new accounting standards or interpretations.

●	We are subject to certain Israeli, U.S. and foreign anticorruption, anti-money laundering, export control, sanctions and other trade laws and regulations. We can face serious consequences for violations.

Risks Related to our Intellectual Property

●	If we fail to protect, or incur significant costs in defending, our intellectual property and other know-how or proprietary rights, our business, financial condition, and results of operations could be materially harmed.

●	Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

●	We may not be able to protect our intellectual property rights throughout the world.

Risks Related to Israeli Law and our Operations in Israel

●	Political, economic and military instability in Israel may impede our ability to operate and harm our financial results.

●	Our operations may be disrupted by the obligations of personnel to perform military service.

●	We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

●	We received Israeli government grants, from the Israeli Innovation Authorization, or IIA, for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund some grants previously received.

●	We may be subject to the risks associated with the Israeli Law for the Encouragement of Industrial Research and Development 5744-1984, or R&D Law.

Risks Related to our Ordinary Shares

●	The market price and trading volume of our ordinary shares may be volatile and may be affected by economic conditions beyond our control.

●	A shareholder’s holding may be diluted if we issue additional shares or other securities in the future.

●	As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may afford less protection for our shareholders.

●	As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

●	We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors and, as a result, adversely affect the price of our ordinary shares and result in a less active trading market for our ordinary shares.

●	If we fail to establish and maintain proper internal financial reporting controls, our ability to produce accurate consolidated financial statements or comply with applicable regulations could be impaired.

●	If we are classified as a “passive foreign investment company,” then our U.S. shareholders could suffer adverse tax consequences as a result.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

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

These and other risks described in this Annual Report on Form 20-F could materially and adversely impact our business, financial condition, operating results and cash flow, which could cause the trading price of our ordinary shares to decline and could result in a loss of your investment.

Risks Related to Our Financial Condition and Capital Requirements

We have a history of losses.

We have incurred net losses since our inception on February 2, 2017. Our net losses were $23,724,950 and $8,010,358 for the fiscal years ended December 31, 2025 and 2024 respectively. We cannot assure that we can become profitable or avoid net losses in the future or that there will be any earnings or revenues in any future quarterly or other periods. We expect that our operating expenses will increase as we grow our business, including expending substantial resources for research, development, sales and marketing. As a result, any decrease or delay in generating revenues could result in material operating losses.

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

We have commenced marketing activities for our cloud-based software and cybersecurity solutions, which may be marketed and sold to customers using different sales models, including annual or monthly license or software as a service, any of which may not be profitable to us.

Historically, our revenues have been derived from the sales of our hardware products. As our cloud-based software and cybersecurity solutions are newly released and only at marketing phase and toward initial sales phase, we have not definitely determined the sales model for how we plan to market and sell these products. Forecasting our revenues and profitability for these product offerings is inherently uncertain and volatile. Our actual revenues and profits for these new products may be significantly less than our forecasts. Additionally, the new business models could fail for one or more of our products and/or services, resulting in the loss our investment in the development and infrastructure needed to support the new business models, and the opportunity cost of diverting management and financial resources away from more successful businesses.

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

We operate in a competitive market.

We face competition from companies such as Silvus, DTC, Microhard, Creao, UXV Technologies, Doodle Labs and others and new competitors will continue to emerge throughout the world. Services offered by our competitors may take a larger share of our customers’ spending than anticipated, which could cause revenue generated from our products to fall below expectations. It is expected that competition in these markets will intensify.

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

Our primary revenues are expected to be achieved in US, Europe and Israel. However, we may expand to additional markets and become subject to risks normally associated with conducting business and manufacturing in other countries. As a result of such expansion, we may be subject to the legal, political, social and regulatory requirements and economic conditions of foreign jurisdictions. We cannot predict government positions on such matters as foreign investment, intellectual property rights or taxation. A change in government positions on these issues could adversely affect our business.

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

Our products may be subject to recall or return.

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

We believe that brand recognition is an important factor to our success. If we fail to promote our brands successfully, or if the expenses of doing so are disproportionate to any increased net sales we achieve, it would have a material adverse effect on our business, prospects, financial condition and results of operations. This will depend largely on our ability to maintain trust, be a technology leader, and continue to provide high-quality and secure technologies, products and services. Any negative publicity about us or our industry, the quality and reliability of our technologies, products and services, our risk management processes, changes to our technologies, products and services, our ability to effectively manage and resolve customer complaints, our privacy and security practices, litigation, regulatory activity, and the experience of sellers and buyers with our products or services, could adversely affect our reputation and the confidence in and use of our technologies, products and services. Harm to our brand can arise from many sources, including: failure by us or our partners to satisfy expectations of service and quality; inadequate protection of sensitive information; compliance failures and claims; litigation and other claims; employee misconduct; and misconduct by our partners, service providers, or other counterparties. If we do not successfully maintain a strong and trusted brand, our business could be materially and adversely affected.

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

Failure to adhere to our financial reporting obligations and other public company requirements could adversely affect the market price of our ordinary shares.

The reporting and other obligations related to being a public company will place significant demands on our management, administrative, operational and accounting resources. If we are unable to meet such demands in a timely and effective manner, our ability to comply with our financial reporting obligations and other rules applicable to reporting issuers could be impaired. Moreover, any failure to maintain effective internal controls could cause us to fail to satisfy our reporting obligations or result in material misstatements in our financial statements. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be materially adversely affected which could also cause investors to lose confidence in our reported financial information, which could result in a reduction in the trading price of our ordinary shares.

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

Possible force majeure events could impact our operations and the market price of our ordinary shares.

Events may occur within or outside the United States, Australia and Israel that could impact the American and/or Australian and/or Israeli economy, our operations and the market price of our ordinary shares. These events include acts of terrorism, an outbreak of international hostilities, such as the hostilities in Eastern Europe and Ukraine, fires, floods, earthquakes, labor strikes, civil wars, natural disasters, outbreaks of disease or other natural or manmade events or occurrences that can have an adverse effect on the demand for our products and our ability to conduct business. While we seek to maintain insurance in accordance with industry practice to insure against the risks we consider appropriate after consideration of our needs and circumstances, no assurance can be given as to our ability to obtain such insurance coverage in the future at reasonable rates or that any coverage arranged will be adequate and available to cover any and all potential claims. The occurrence of an event that is not covered or fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, In March 2026, tensions escalated once again as Hezbollah launched an attack on Israel, firing rockets across the border. In response, Israel carried out targeted airstrikes against Hezbollah positions in Lebanon, raising concerns among the international community about the potential for a wider conflict. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. The underlying tensions driving these conflicts remain unresolved. The ongoing hostilities between Israel and Iran or Hezbollah — whether through direct military action, proxy escalation, or retaliatory strikes — could result in significant disruption to civilian infrastructure, supply chains, and personnel availability across Israel. Such escalation could materially and adversely affect our operations, which are primarily conducted through our Israeli subsidiary, Mobilicom Ltd. To date, only one of our employees is in active military reserve duty. Nevertheless, our product, research and development and business development activities remain on track. See also “Item 3.D — Risk Factors — Risks Related to Israeli Law and our Operations in Israel — Political, economic and military instability in Israel may impede our ability to operate and harm our financial results” for additional information.

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

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld.

Since the commencement of these events, there have been continued hostilities along Israel’s northern border with the Hezbollah terror organization), with Iran, the Houthis in Yemen and on other fronts with various extremist groups in the region, such as various rebel militia groups in Syria and Iraq. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. In addition, in June 2025, in light of continued nuclear threats and intelligence assessments indicating imminent attacks, Israel launched a preemptive strike directly targeting military and nuclear infrastructure inside Iran, aimed at disrupting Iran’s capacity to coordinate or launch further hostilities against Israel, as well as to degrade its nuclear program. In response, Iran launched multiple waves of drones and ballistic missiles at Israeli cities. While most of these attacks were intercepted, several caused civilian casualties and damage to infrastructure. The Israeli military conducted additional operations against Iranian assets. While a ceasefire was reached between Israel and Iran in June 2025 after 12 days of hostilities, the situation remains volatile. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. Iran, who launched direct attacks on Israel involving drones and missiles, is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza, Hezbollah in Lebanon, the Houthis in Yemen and various rebel militia groups in Syria and Iraq. These situations may potentially escalate in the future to more violent events which may affect Israel and us. Any hostilities, armed conflicts, terrorist activities involving Israel or the interruption or curtailment of trade between Israel and its trading partners, or any political instability in the region could adversely affect business conditions and our results of operations and could make it more difficult for us to raise capital and could adversely affect the market price of our ordinary shares. An escalation of tensions or violence might result in a significant downturn in the economic or financial condition of Israel, which could have a material adverse effect on our operations in Israel and our business. Parties with whom we do business have sometimes declined to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Since the war broke out on October 7, 2023, our operations have not been adversely affected by this situation, and we have not experienced disruptions to our business operations. As such, our product research and development and business development activities remain on track. However, while the intensity and duration of the security situation in Israel have been difficult to predict, as were the economic implications on our business and operations and on Israel’s economy in general, the ceasefire marks a potential shift towards stability in the region. If sustained, this could reduce the risk of disruptions to our business and the Israeli economy in general. However, if the war is renewed or expands to other fronts, such as Gaza, Iran, Lebanon, Syria or the West Bank, our operations may be harmed.

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

As of March 22, 2026, we had 38 employees, 29 of whom were based in Israel. Some of our employees may be called upon to perform up to 84 days (and in some cases more) of annual military reserve duty until they reach the age of 41 (and in some cases, up to 46 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, the December 2008, November 2012 and, July 2014 conflicts with Hamas, and in connection with the war that broke out on October 7, 2023, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

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

Our research and development efforts were financed in part through royalty-bearing grants from the IIA. With respect to such grants, we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of SOFR applicable to U.S. dollar deposits.

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

While our products currently are not required to comply with any regulatory obligations in Israel, the R&D Law, as amended, and related regulations, may restrict our ability to move the production of products developed using grants received from the IIA. We received Israeli government grants from the IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received. Such failure may also result in incarceration sentence. As of December 31, 2025, we have received grants of $2.48 million.

Risks Related to the Ownership of our Ordinary Shares

The market price and trading volume of our ordinary shares may be volatile and may be affected by economic conditions beyond our control.

The market price of our ordinary shares may be highly volatile and subject to wide fluctuations. In addition, the trading volume of our ordinary shares may fluctuate and cause significant price variations to occur. If the market price of our ordinary shares declines significantly, you may be unable to resell your ordinary shares at or above the purchase price, if at all. We cannot assure you that the market price of our ordinary shares will not fluctuate or significantly decline in the future.

Some specific factors that could negatively affect the price of our ordinary shares or result in fluctuations in their price and trading volume include:

●	actual or expected fluctuations in our operating results;

●	changes in market valuations of similar companies;

●	changes in our key personnel;

●	changes in financial estimates or recommendations by securities analysts;

●	trading prices of our ordinary shares on the Nasdaq Capital Market, or Nasdaq;

●	changes in trading volume of ordinary shares on Nasdaq;

●	sales of our ordinary shares or ordinary shares by us, our executive officers or our shareholders in the future; and

●	conditions in the financial markets or changes in general economic conditions.

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

As a foreign private issuer, we are permitted and we expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers. This may afford less protection for our shareholders.

As a foreign private issuer with ordinary shares listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements. We follow home country practice with regard to the composition of the board of directors, quorum requirements applicable to shareholder meetings, shareholder approval prior to the issuance of securities in connection with certain acquisitions, private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans and the requirement that issuers must maintain charters for certain board committees. As a foreign private issuer we must disclose in our annual reports filed with the SEC the requirements with which it does not comply followed by a description of our applicable home country practice. The Australian home country practices described above may afford less protection to holders of ordinary shares than that provided under Nasdaq rules.

As a foreign private issuer, we are permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less publicly available information concerning us than there is for companies incorporated in the United States.

As a foreign private issuer, we are exempt from the rules and regulations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.

We are an emerging growth company as defined in the JOBS Act and the reduced disclosure requirements applicable to emerging growth companies may make our ordinary shares less attractive to investors and, as a result, adversely affect the price of our ordinary shares and result in a less active trading market for our ordinary shares.

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

We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find our ordinary shares less attractive because of our reliance on some or all of these exemptions. If investors find our ordinary shares less attractive, it may cause the trading price of the ordinary shares to decline and there may be a less active trading market for our ordinary shares.

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

If we are unable to conclude that we have effective internal controls over financial reporting, investors may lose confidence in our operating results, the price of our ordinary shares could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, our ordinary shares may not be able to remain listed on Nasdaq.

We may be or may become classified as a passive foreign investment company. If we are or become classified as a passive foreign investment company, U.S. holders of our ordinary shares may suffer adverse tax consequences as a result.

Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, U.S. holders of our ordinary shares may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which, assuming we are not a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Internal Revenue Code of 1986, as amended, or the Code, for the year being tested, may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ordinary shares, which may be volatile). We believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. Further, because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC in any taxable year.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. holder of our ordinary shares was able to make a valid qualified electing fund, or QEF election. If the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ordinary shares during a period when we were a PFIC will generally be subject to the foregoing rules unless we cease to be a PFIC and you make a “deemed sale” election with respect our ordinary shares. If we are a PFIC in any year, U.S. taxpayers may be subject to additional IRS filing requirements, including the filing of IRS Form 8621, as a result of directly or indirectly owning stock of a PFIC. We do not intend to notify U.S. taxpayers that hold our ordinary shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we are a PFIC. U.S. taxpayers that hold our ordinary shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ordinary shares in the event that we are a PFIC. If we are unable to provide this information, the QEF election will not be available to you. Prospective investors should assume that a QEF election will not be available. See also “Item 10.E.—Taxation—Certain Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies.”

We have never declared or paid dividends on our ordinary shares and we do not anticipate paying dividends in the foreseeable future.

We have never declared or paid cash dividends on our ordinary shares. For the foreseeable future, we currently intend to retain all available funds and any future earnings to support our operations and to finance the growth and development of our business. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to compliance with applicable laws and covenants under current or future credit facilities, which may restrict or limit our ability to pay dividends, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future. As a result, a return on your investment will only occur if the ordinary shares price increases.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power (either alone or in combination with their ‘associates’ as that term is defined in the Corporations Act) in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in our ordinary voting shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ opportunity to sell their ordinary shares and may further restrict the ability of our shareholders’ ability to obtain a premium from such transactions. Our Constitution, which is included as an exhibit to this Annual Report on Form 20-F, also contains a requirement for our shareholders to approve any proportionate takeover bid (i.e. a bid for a specified proportion of a class of securities in us) without the approval of a majority of our shareholders voting at a general meeting. The renewal of these provisions has not, however, been approved by shareholders in the last three years and accordingly the provisions with respect to proportional takeover bids contained in our Constitution have lapsed. Shareholders may however approve renewal of these provisions in future, which may have the effect of discouraging proportionate takeover bids and limit our shareholders’ opportunity to obtain a premium for their securities from such a transaction.

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

As an Australian company, we are subject to different corporate requirements than a corporation organized under the laws of the states of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth in our Constitution, which is included as an exhibit to this Annual Report on Form 20-F, prior to investing in our ordinary shares.

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

Further, it may not be possible or practicable for you to effect service of process within the United States upon our officers or directors or to enforce against them or against us judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters. As a result, shareholders may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Our cash used in investing activities for 2023, 2024, and 2025 amounted to approximately $13,000, $27,000 and $37,000, respectively. The cash was used primarily for purchases of fixed assets. Our purchases of fixed assets primarily include computers and lab equipment used for the development of our products, and we finance these expenditures primarily from cash on hand.

On December 8, 2025, we effected the Reverse Split. Concurrently with the Reverse Split, we effected a corresponding change in the ratio of ordinary shares represented by each of our ADSs, such that the ratio changed from one ADS representing 275 ordinary shares to one ADS representing one ordinary share. Concurrently, we effected the Mandatory Exchange, and our ordinary shares, which had been approved for listing and trading on the Nasdaq Capital Market, commenced trading at the market open on December 8, 2025.

B. Business Overview

Overview

We are a provider of software and cybersecurity solutions and hardware products that we design, develop and manufacture and that are embedded into small-sized drones or small-sized unmanned aerial vehicles, or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems original equipment manufacturers, or OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security, government and defense market segments. By “design win” we are referring to the large-scale and adoption of our products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

We aim to penetrate and expand in the commercial segment of our markets by leveraging the experience we have gained in the defense segment of our markets. We believe that our key competitive advantages are our ability to provide a near end-to-end solution to our customers, which enables us to have an insider’s view of our customers’ needs as well as our holistic cybersecurity approach and highly secured offering, and outstanding performance in harsh environments. This is evidenced by our recent design wins and pilot projects, such as production scale orders of our data links from one of the largest U.S.-based drone manufacturers for its cybersecure drone platform and production scale orders our data links, mesh networking and ground control station solutions from Asia-based leading robotics manufacturer for its robotics platforms sold to military and industrial markets and top-tier defense and commercial manufacturers mainly from United States, Europe and Israel. We further believe our products have performed well in harsh environmental conditions. Our solutions have been deployed by our various customers worldwide, including in the United States, Europe, Israel and other Asian countries. Historically we have generated most of our revenues from sales of our hardware products and have recently commenced marketing and initial sales of our cloud-based software and cybersecurity solutions.

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

 In addition to the SUAV market, we operate at the intersection of two other large and rapidly growing markets. According to a report by Global Market Insights, the global drone cybersecurity market was valued at approximately $2.2 billion in 2023 and is projected to reach approximately $11 billion by 2032, growing at a CAGR of over 19%. The software segment accounted for over 44% of that market in 2023, and military and defense applications represented over 35% of the market. According to a report by Future Market Insights, the global cybersecurity in robotics market is projected to grow from approximately $4.7 billion in 2025 to approximately $14.3 billion by 2035, at a CAGR of 11.7%. We believe our products — which span cybersecurity software, hardware and cloud management for drones and robotic systems — position us to serve all three of these markets.

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

These conflicts have likely impacted on our business, and we have seen a rise in orders from new customers and increased orders from current customers that in turn resulted in increased revenues.   In these conflicts, we are also seeing cyber-attacks which target drones and other platforms, rendering them ineffective. Therefore, we witness and expect continued increased interest from our customers and potential customers in the need for cybersecurity products to protect drone platforms, communications channels, data transmissions and weapons carried on the small drones.  We expect to continue to sell to OEM customers mainly located in Israel, the U.S. and Western Europe that are leaders in the supply of small drones for ISR and loitering missions.

Our Products and Services

As per ResearchGate’s conclusion, SUAVs may have nine key smart components solutions, which are ground control systems, cybersecurity, cloud management software, datalink/networking hardware, flight missions, safety systems, flight computers, GPU/Edge computing processes, and payloads. We aim to provide our customers, who are SUAV and robotic systems OEMs, an end-to-end suite of smart solutions and services that include cybersecurity, cloud management software, datalink and networking, ground control systems and professional and support services. Our product portfolio is completely designed and developed in-house and based on our extensive know-how and experience gained over a decade. This enables us to design and develop every component of our solutions and technology while constantly adjusting to the ever-changing needs and challenges in the SUAVs and robotics industry. Each of our products is designed to allow utmost flexibility and scalability. Our current customers include eight (8) Tier-1 leading manufacturers of SUAVs. We currently have over 50 customers in 18 countries. Our partners and customers include Israel Aerospace Industries, Airbus, Teledyne-Flir, Rafael Technologies, ST Engineering, the Israeli Ministry of Defense, or MOD, U.S. Defense Industry and more.

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

In June 2025, we entered into a cooperation agreement with Palladyne AI Corp. to jointly offer Palladyne’s embodied neuro-symbolic artificial intelligence software bundled with the OS3, enhancing autonomous capabilities and cybersecurity performance for mission-critical customers in both defense and commercial markets.

ICE Cybersecurity

The ICE Cybersecurity Suite is our automated software designed to provide a “holistic” solution to prevent, detect, and respond in real-time to one or more cyber-attacks. Its ability to provide several multilayered tiers of protection (including protecting the small drone platform itself, safeguarding its communication channels, and encrypting data received and shared during operations) is what we believe to be our key competitive advantage in our ability to provide a leading cybersecurity solution in the markets that we serve. To date, the ICE Cybersecurity Suite has started initial sales and delivery to the Israeli MOD for current surveillance and intelligence needs.

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

SkyHopper Datalinks

Our SkyHopper datalink family of products provides bi-directional data links that supports multiple transmission modes. Because of its communication capabilities through line of sight, or LOS, non-line of sight, or N-LOS, and urban areas we believe that the SkyHopper is uniquely positioned to provide high-end performance at a smaller size, lighter weight, and at a more attractive price point than our competitors. The SkyHopper datalinks provide superior communication in harsh environments through LOS, N-LOS and in urban areas, where it provides a robust, resilient and secured communication. The SkyHopper datalink family of products includes our, SkyHopper PRO, SkyHopper PRO lite, SkyHopper PRO micro, and SkyHopper Multiband (newly released in 2026).

Mobile Mesh Networking

Our Mobile Mesh Communication Unit, or MCU, family of products connects and acts as a relay to, and between, all units within the network. The MCU enables each unit to provide redundancy communication to all of the other units in its range such that a failure in one unit will not affect the operation of other units within the network. The Mesh networking enables fleet and swarm drones and robotics operation which is the cost-effective way to operate drones in the coming future. The mesh networking is strengthening our market position as a provider of superior connectivity performance in harsh conditions in the SUAV market. Configurations of the MCU can also be changed according to mesh network topology and surroundings. The MCU networking family includes the MCU-30 lite, MCU-30 Rugged and MCU-200 designed for mid-sized and long-ranged drone market.

Mobile Controller Systems

Our all-in-one ground control systems are responsible for controlling and transmitting video and data from the SUAV to the ground control system (controller systems).

We provide a wide range of handheld ruggedized controllers with multiple functionalities designed to support drone and robotics operation with variety of payloads. The controllers are compact, unified and rugged to operate with either an internal or external datalink unit, offer battery charging, an advanced tablet feature HD low-latency viewer and are designed to operate with a variety of payloads. The Mobile Controller System product portfolio includes: 7’’ mini-Controller PRO, 10’’ Maxi-Controller PRO, 10’’ Extremer, 10’’ Touch-P,10’’ and Touch-G and 8” Controller.

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

Seasoned Leadership Team with Deep Industry Expertise and Proven Track Record of Innovation

Our management and leadership team has proven track record in research and development of innovative solutions in our field; establishing international marketing and sales infrastructure as well as leading business ramp-up with top-tier companies and manufacturers in the targeted markets; operation and manufacturing expertise to scale up production across the world to meet raising demands; comprehensive and holistic safety, security and cyber development and business implementation; as well as financing of high-tech private and public companies. Our seasoned leadership and board of directors are well equipped to support the company’s planned growth and ramp-up as we will reach the tipping point of our business.

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

We are also subject to the provisions of the Research Law, which may restrict our ability to move the production of products or sell the intellectual property or know-how developed using grants received from the IIA (see “Item 3.D — Risk Factors — Risks Related to Israeli Law and our Operations in Israel — We received Israeli government grants from IIA for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received” for further information).

Employees

We currently employ 29 full time and 9 part-time employees across Israel, the United States, and Australia. In addition, we retain third-party contractors and consultants.

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

We lease approximately 620 square meters of office premises in Shoham, Israel pursuant to an extended lease after utilizing two consecutive options each to renew the lease for additional 24 months, that expires in January 2028.We also hold an option to renew the lease for an additional lease period of 24 months, subject to a four-month advance notice.

Our monthly lease and facility management fees are approximately $20,359, based on December 31, 2025, exchange currency rates, as published by the Bank of Israel.

We believe our leased business locations are sufficient to meet our current needs.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included elsewhere in this annual report. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this annual report. Our discussion and analysis for the year ended December 31, 2024 can be found in Item 5. “Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025.

Overview

We are a provider of software and cybersecurity solutions and hardware products that we design, develop and manufacture and that are embedded into small-sized drones or small-sized unmanned aerial vehicles, or SUAVs, and into robotic systems, or robotics. We hold both patented technology and unique know-how. We are aiming to further develop our global customer base by increasing our number of design wins and targeted pilot projects and ultimately cross-sell our other solutions to those same customers in order to become a leading end-to-end provider to SUAV and robotics systems original equipment manufacturers, or OEMs, who, in turn, sell their systems into the security and surveillance, process industry (processing of bulk resources into other products), infrastructure inspection, first responders, homeland security, government and defense market segments. By “design win” we are referring to the large-scale and adoption of our products by our OEM customers on an-ongoing basis. The “pilot projects” refer to initial small-scale sales and implementation. An “end-to-end” provider is one that provides all of the key components its customers need for their products.

We aim to penetrate the commercial segment of our markets by leveraging the experience we have gained in the defense segment of our markets. We believe that our key competitive advantages are our ability to provide a near end-to-end solution to our customers, which enables us to have an insider’s view of our customers’ needs as well as our holistic cybersecurity approach and highly secured offering, and outstanding performance in harsh environments. This is evidenced by our recent design wins and pilot projects, and top-tier defense and commercial manufacturers from United States, Europe and Israel. We further believe our products have performed well in harsh environmental conditions. Our solutions have been deployed by our various customers worldwide, including in the United States, Europe, Israel and other Asian countries.

For more information regarding our business and operations, see “Item 4.B. Business Overview” above.

A. Operating Results

Comparison of the years ended December 31, 2025 and 2024

Revenue and Other income

	For the twelve months ended December 31,
Revenue	2025	2024	Increase/Decrease
Revenue	$3,363,538	$3,180,565	$182,973
Other income:
Government grants from IIA	228,910	187,718	41,192
Interest income	264,132	269,771	(5,639)
Foreign exchange gains	-	203,593	(203,593)
Total Revenue and Other income	$3,856,580	$3,841,647	$14,933

Revenue

Revenues for the year ended December 31, 2025, were $3,363,538, compared to $3,180,565 for the year ended December 31, 2024, an increase of $182,973, or 6%. The increase was mainly due to increased orders primarily for defense purposes, including scaled production by few of our Tier-1 customers.

Government grants from IIA

Grants received under IIA research and development supported programs for the year ended December 31, 2025, were $228,910, compared to $187,718 for the year ended December 31, 2024, an increase of $41,192, or 22%.

Interest income

Interest income from short-term bank deposits, for the year ended December 31, 2025, was $264,132, compared to $269,771 for the year ended December 31, 2024, a decrease of $5,639, or 2%. The decrease was mainly due to decreased intertest rates for invested funds under interest bearing bank deposits.

Foreign Exchange gains

Foreign exchange gains were $nil for the year ended December 31, 2025, compared to $203,593 for the year ended December 31, 2024, a decrease of $203,593, or 100%. Foreign exchange gains are mainly due to the effect of changes in currency exchange rates between the US$, NIS and the AUD$.

Cost of Goods Sold and Gross Profit

	For the twelve months ended December 31,
	2025	2024	Increase/Decrease
Revenue	$3,363,538	$3,180,565	$182,973
Cost of Goods Sold	(1,575,057)	(1,348,711)	(226,346)
Gross Profit	$1,788,481	$1,831,854	$(43,373)

Cost of goods sold remained at the same pace as the increase in revenue. Gross margin for the year ended December 31, 2025, was 53%, compared to 58% for the year ended December 31, 2024. The gross margins relate to our products being high-end IP based technology (beyond the hardware value) and continued effective planning and monitoring for components acquisitions. The cost of goods sold increase was mainly due to workforce optimization to support the expected grow in manufacturing and deliveries to support our Tier 1 scaled production needs.

Expenses

	For the twelve months ended December 31,
	2025	2024	Increase/Decrease
Expenses:
Sales and Marketing	$3,327,496	$1,965,426	$1,362,070
Research and Development	4,897,030	2,127,409	2,769,621
General and Administrative	3,884,231	1,970,849	1,913,382
Finance costs	9,296	27,052	(17,756)
Foreign exchange losses	919,784	-	919,784
Loss from fair value changes for exercised warrants	6,219,517	896,902	5,322,615
Fair value losses from financial liability	6,823,879	3,354,854	3,469,025
Total expenses	$26,081,233	$10,342,492	$15,738,741

Sales and Marketing expenses.

Sales and marketing expenses were $3,327,496 for the year ended December 31, 2025, compared to $1,965,426 for the year ended December 31, 2024, an increase of $1,362,070, or 69%. The increase was primarily due to costs related to employees’ stock-based compensation.

Research and Development expenses.

Research and development expenses were $4,897,030 for the year ended December 31, 2025, compared to $2,127,409 for the year ended December 31, 2024, an increase of $2,769,621, or 130%. The increase was primarily due to costs related to employees’ stock-based compensation and investment in development of additional enhanced datalinks products to support growing market needs.

General and Administrative expenses.

General and administrative expenses were $3,884,231 for the year ended December 31, 2025, compared to $1,970,849 for the year ended December 31, 2024, an increase of $1,913,382, or 97%. The increase was primarily due to costs related to employees’ stock-based compensation, increase in Nasdaq related costs due to transition from ADS to share listing, and increase in investors relation activities.

Financial costs.

Financial costs were $9,296 for the year ended December 31, 2025, compared to $27,052 for the year ended December 31, 2024, a decrease of $17,756, or 66%. Financial costs are primarily related to interest paid under our lease agreements.

Foreign Exchange losses

Foreign exchange losses were $919,784 for the year ended December 31, 2025, compared to $nil for the year ended December 31, 2024, an increase of $919,784, or 100%. Foreign exchange losses are mainly due to the effect of changes in currency exchange rates between the US$, NIS and the AUD$.

Loss from fair value changes for exercised warrants

Loss from fair value changes for exercised warrants were $6,219,517 for the year ended December 31, 2025, compared to $896,902 for the year ended December 31, 2024, an increase of $5,322,615, or 594%. Loss from fair value changes for exercised warrants are attributed to revaluation gain/(loss) changes between exercise dates and measured periods related with exercise of warrants issued under our initial public offering in the United States in August 2022 and under our registered direct offering in the United States in January 2024 (a non-cash item).

Fair value losses from financial liability

Fair value losses from financial liability were $6,823,879 for the year ended December 31, 2025, compared to $3,354,854 for the year ended December 31, 2024, an increase of $3,469,025, or 103%. Fair value losses from financial liability are attributed to revaluation gain/(loss) between measured periods related with warrants issued under our initial public offering in the United States in August 2022 and under our registered direct offering in the United States in January 2024 (a non-cash item).

B. Liquidity and Capital Resources

As of December 31, 2025, we have not achieved positive cash flow from operations and incurred a net loss of $23.7 million for the period ended December 31, 2025, and generated $54.1 million of accumulated losses since inception.

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

As of December 31, 2025, we had cash and cash equivalents of $19.0 million. Additionally, we also recognized a total of $348,050 as receivables. We estimate that we have adequate financial resources for at least 12 months from December 31, 2025, based on our current cash and receivables balances and our ongoing operations. The consolidated financial statements have been prepared on the assumption that we will continue as a going concern, meaning we will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.

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

Cash Flows

	For the twelve months ended December 31,
	2025	2024	2023
Net cash used in operating activities	$(1,903,508)	$(3,206,549)	$(4,162,587)
Net cash used in investing activities	(36,607)	(26,926)	(12,760)
Net cash provided by/(used in) financing activities	12,366,058	3,475,156	(271,616)
(Decrease) Increase in cash and cash equivalents and restricted cash	10,425,943	241,681	(4,446,963)
Cash and cash equivalents and restricted cash, at the beginning of the year	8,686,390	8,444,709	12,891,672
Cash and cash equivalents and restricted cash, at the end of the year	19,112,333	8,686,390	8,444,709

Net cash used in operating activities

For the years ended December 31, 2025 and 2024, net cash used in operating activities was $1,903,508 and $3,206,549, respectively. The decrease between the periods is primarily due to an increase in receipts from customers of $965,651 and decrease in payments to suppliers.

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

Net cash used in investing activities

For the years ended December 31, 2025 and 2024, the net cash used in investing activities was $36,607 and $26,926, respectively.

For the years ended December 31, 2024 and 2023, the net cash used in investing activities was $26,926 and $12,760, respectively.

Net cash provided by financing activities

For the year ended December 31, 2025 net cash provided by financing activities was $12,366,058 compared to net cash provided by financing activities of $3,475,156 for the year ended December 31, 2024. For the year ended December 31, 2025, net cash provided by financing activities was mostly attributed to proceed from exercise of warrants related with warrants issued under our initial public offering in the United States in August 2022 and under our registered direct offering in the United States in January 2024, and net proceeds from issuance of shares under at-the-market sales. For the year ended December 31, 2024, net cash provided by financing activities was mostly attributed to net proceeds from issuances of shares and exercises of warrants from the January 2024 registered direct offering.

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

Commitments and Contractual Obligations

Our material contractual obligations as of December 31, 2025 which are not reflected as liabilities in the Consolidated Balance Sheets include operating lease obligations related with our facilities and for motor vehicles, of $ 545,419, and net employee benefits related with severance pay and retirement obligations of $234,133.

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

Recent Offering

In February 2025, we entered into an At-The-Market Sales Agreement, or the Sales Agreement, as amended on October 29, 2025, with ThinkEquity LLC, as sales agent, or ThinkEquity, pursuant to which we may offer and sell, from time to time through ThinkEquity our ordinary shares having an aggregate offering price of up to $37.0 million. We will pay ThinkEquity a fixed commission rate in cash equal to 3.0% of the aggregate gross proceeds from each sale of the ordinary shares sold pursuant to the Sales Agreement. As of the date hereof, we sold 1,842,560 ordinary shares pursuant to the Sales Agreement for aggregate gross proceeds of approximately $10.0 million.

C. Research and development, patents and licenses, etc.

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Operating Expenses— Research and Development Expenses, net” and “Item 5. Operating and Financial Review and Prospects— A. Operating Results— Comparison of the year ended December 31, 2025 to the year ended December 31, 2024— Research and Development Expenses.”

D. Trend Information

We continue to closely monitor macro-economic conditions, including the headwinds caused by supply chain problems, inflation, increased interest rates, geopolitical events, military conflicts and other trends that have been adversely impacting economic activity. We have been assessing, on an ongoing basis, the implications of those global conditions for our operations, supply chain, liquidity, cash flow and product orders, and will act in an effort to mitigate adverse consequences as needed. To the extent inflation increases our costs and expenses, we could consider price increases to offset those cost pressures. Other than as disclosed elsewhere in this annual report, we are not currently aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to the present time that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

Financial Liability

The Company measures the value of the investors warrants and representative warrants, or Warrants, issued under our August 2022 initial public offering. The fair value of the Warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of the issuance or grant and remeasured at end of each reporting period (December 31, 2025 and 2024) using certain assumptions. These assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information covering our current directors and executive officers.

Name	Age	Position
Oren Elkayam	52	Chairman and Chief Executive Officer
Yossi Segal	52	Vice President, Research and Development and Director
Liad Gelfer	52	Director of Finance of Mobilicom Ltd.; Chief Accounting Officer
Guy Givoni(1)	54	Director
Jacqueline Bloom(1)	49	Director
Liat Caner (1)	54	Director

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

Liad Gelfer, serves as the Director of Finance of Mobilicom Ltd. since July 2021. Mr. Gelfer brings vast experience and background in various emerging and publicly-traded companies. He has extensive knowledge in financial reporting, financial modelling and forecasting, mergers and acquisitions and initial public offering procedures and internal controls. From January 2020 to June 2021, Mr. Gelfer served as the Chief Financial Officer of Schindler. From January 2018 to December 2019, he was the Chief Financial Officer at Safend. From June 2009 to December 2017, Mr. Gelfer was the Senior Corporate Controller at Compugen Ltd. a dual listed (TASE and Nasdaq: CGEN) biotech company. He also served as Director of Finance of Supercom (NASADQ: SPCB) a hi-tech company. Mr. Gelfer holds a bachelor’s degrees in Business Management and Accounting, and a Master of Business Administration degree in Accounting and Finance, both from the College of Management Academic Studies.

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

Jacqueline Bloom, serves as a member of our board of directors since June 2025. Ms. Bloom has served as a strategic advisor, investor, and board director across high-growth ventures and impact-driven organizations for over 30 years, bringing deep experience in commercializing technology, scaling operations, and structuring investments to accelerate innovation and sustainable growth across early-stage companies. Since 2025, Ms. Bloom has been employed as a Performance Implementation Partner at Backable, a strategic advisory firm focused on unlocking and scaling organizational performance. Previously, from 2022 to 2024, Ms. Bloom served as Growth & Investment Director at Startupbootcamp Australia, a global accelerator and venture fund, where she led the creation of a $5 million international fund, managed investor engagement across five countries, and oversaw governance, due diligence, and impact reporting across a portfolio of early-stage technology ventures. From 2021 through 2022, Ms. Bloom serves as the CEO & Partner of Shepreneur, a founder-focused platform that achieved a 75% funding success rate for women-led startups. Prior to this, from 2018 to 2021, Ms. Bloom led The Helping Hub, held senior roles in construction and retail, and scaled a family business into a multi-million dollar entity. Ms. Bloom previously served as a member of the Board of Directors and Chair of the Fundraising and Strategy Committee for Left Write Hook from 2024 to 2025, and currently serves as an Independent Investment Committee Member for Swinburne University and Breakthrough Victoria’s University Innovation Platform, assessing spinouts and early-stage venture opportunities aligned with commercial and societal impact. Ms. Bloom holds a Bachelor of Business Management and Postgraduate Diploma in Marketing from Monash University, and has completed executive programs in venture capital (VC Catalyst – Wade Institute of Entrepreneurship) and angel investing (Airtree Explorer). She also holds Australian RG146 certification in managed investments.

Liat Caner, serves as a member of our board of directors since September 2025. Ms. Caner has served as a financial leader across public companies, venture- backed companies and startup companies for over 20 years, bringing deep experience in business strategy and planning, merger and acquisition and corporate finance. Since 2022, Ms. Caner has been employed as Chief Financial Officer at InfinityLabs R&D, a leading research and development company equipping the next generation to lead worldwide high-tech industry, where she leads corporate finance and legal. Previously, from 2017 to 2021, Mrs. Caner served as Chief Financial Officer at Bactochem, Lab path, CT-LAB, a Chemovil group member, leader in creating synergy in modern laboratory testing, where she led corporate finance and managed large accountants, economics and bookkeeping. Mrs. Caner previously served as a member of the Board of Directors for Bactochem, Lb Path and CT-LAB. Mrs. Caner holds a bachelor’s in accounting and economics from Tel Aviv University, and master’s in international law and legal services from Bar Ilan University. Mrs. Caner is a Certified Public Accountant (Israel).

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

The reward framework is designed to align executive reward to shareholders’ interests. The board of directors has considered that it should seek to enhance shareholders’ interests by:

●	having economic profit as a core component of plan design

●	focusing on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value

●	attracting and retaining high caliber executives

Additionally, the reward framework should seek to enhance executives’ interests by:

●	rewarding capability and experience

●	reflecting competitive reward for contribution to growth in shareholder wealth

●	providing a clear structure for earning rewards

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

On October 19, 2023, we voluntarily delisted our ordinary shares from the ASX and our ordinary shares (then ADSs) began trading exclusively on the Nasdaq on October 19, 2023. Our constitution (similar to articles of association) require that the aggregate maximum non-executive directors’ remuneration be determined by the Company in a general meeting. The most recent determination by shareholders in 2017 set the maximum annual aggregate collective remuneration of all non-executive directors of AUD$250,000.

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

Details of Remuneration for fiscal year 2025

The following table presents in the aggregate all compensation we paid to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to us, in thousands of Australian dollars, for the year ended December 31, 2025.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation	Total
	$	$	$	$
All directors and senior management as a group, consisting of 6 persons as of December 31, 2025 (1)(2)(3)(4)(5)(6)(7)(8)(9)(10)	827,143	126,630	5,367,828	6,321,601

(1)	14,908 options exercisable to ordinary shares, were granted on August 3, 2023, at an exercise price of $1.44, vesting over 3 years.

(2)	90,000 options exercisable to ordinary shares, were granted on December 1, 2025, at an exercise price of $5.9, vesting over 3 years.

(3)	On May 31, 2023, Mr. Elkayam was granted 397,727 options exercisable to ordinary shares, at an exercise price of $1.43, vesting over 3 years.

(4)	On June 26, 2025, Mr. Elkayam was granted 452,154 restricted share units, vesting over four installments till end of 2025.

(5)	On December 1, 2025, Mr. Elkayam was granted 1,080,000 options exercisable to ordinary shares, at an exercise price of $5.9, vesting over 18 months starting January 1, 2026.

(6)	On May 31, 2023, Mr. Segal was granted 198,863 options exercisable to ordinary shares, at an exercise price of $1.43, vesting over 3 years

(7)	On June 26, 2025, Mr. Segal was granted 452,154 restricted share units, fully vested on August 31, 2025.

(8)	On December 1, 2025, Mr. Segal was granted 720,000 restricted share units, vesting over 18 months starting January 1, 2026.

(9)	On February 15, 2025, Mr. Gelfer was granted 30,000 restricted share units, vesting over 3 years.

(10)	On December 1, 2025, Mr. Gelfer was granted 20,000 restricted share units, vesting over 3 years starting August 1, 2027.

C. Board Practices

Board of Directors

Our board of directors currently consists of five members.

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

Remuneration and Nomination Committee

The members of our Remuneration and Nomination Committee are Guy Givoni, Jacqueline Bloom and Liat Caner. Mr. Givoni acts as chairman of the committee.

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

Audit and Risk Committee

We established an Audit and Risk Committee, whose members consists of Guy Givoni, Jacqueline Bloom and Liat Caner. The members of the committee meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of Nasdaq. Each member of our audit committee meets the financial literacy requirements of the listing standards of Nasdaq. The principal duties and responsibilities of our audit committee will include, among other things:

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

Eligible Persons

Means: (a) a person (or prospective person) who is an employee or director of, or an individual who provides services to, us or an associated entity of us; or (b) a person who is eligible to participate under Annexure A (Israeli taxpayers) or Annexure B (US taxpayers) of the plan; or (c) a person or entity who has been determined by our board of directors to be eligible to participate in the plan from time to time.

Securities

Means a share, an option to acquire a share, a performance right to acquire share or an other interest to acquire a share, each as issued in accordance with the Plan, or the Securities.

Purpose

The Plan is intended to provide mechanisms through which we can incentivize Eligible Persons.

Plan Administration

The Plan shall be administered by our board of directors who shall have power to:

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

Securities not Transferrable

Except as otherwise set out in the invitation to apply for Securities under the Plan, may not be transferred or assigned.

Acquisition Price

Except as otherwise set out in the invitation to apply for Securities under the Plan, Securities will be issued free of charge to Eligible Persons.

Maximum Number of Securities

The total number of Securities that can be issued pursuant to the Plan is:

(i)	where the Securities are offered under the Australian ESS Regime contained in Division 1A of the Australian Corporations Act, the number which is 20% of the number of shares then on issue or such other greater amount as may be specified in our Constitution from time to time;

(ii)	where the Securities are offered in Australia, and not under the ESS Regime contained in Division 1A of the Australian Corporations Act, such number of Securities as approved by our board of directors subject to any applicable laws; or

(iii)	where the Securities are offered outside Australia pursuant to Annexure A (Israeli taxpayers) or Annexure B (US taxpayers) such number of Securities as are approved by our board of directors and permitted by those annexures.

Subject to compliance with the ’20% issue limit’ set out in section 1100V(2)(b)(ii) of the Corporations Act, Securities may be offered under the Plan without the issue of a disclosure document in accordance with Chapter 6D of the Corporations Act. The Company may also issue Securities (whether under this Plan or otherwise) without the issue of a disclosure document in reliance on other exceptions to the disclosure requirement of the Corporations Act 2001 (Cth) including issued that did not need disclosure to investors because of section 708 of the Corporations Act.

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

(ii)	to use their reasonable endeavors to procure that an offer is made to holders of options, performance rights, shares or other interests on like terms (having regard to the nature and value of those interests) to the terms proposed under the Trigger Event in which case the directors shall determine an appropriate period during which the holder may elect to accept the offer and, if the holder has not so elected at the end of that period, the options, or rights to performance rights, shares or other interests shall immediately become exercisable and if not exercised within the time period specific by the Directors, shall lapse and or be bought-back and cancelled (subject to compliance with applicable laws).

Trigger Event means:

(i)	the approval of resolutions by shareholders for a scheme of arrangement between the Company and its creditors or members or any class thereof pursuant to section 411 of the Corporations Act;

(ii)	a bidder’s statement issued under the Corporations Act becoming unconditional;

(iii)	the date upon which a person or a group of associated persons becomes entitled to sufficient shares to give it or them the ability, in general meeting to replace all, or allow a majority, of directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons;

(iv)	any agreement for the sale of all or substantially all of the Company’s assets becoming unconditional; or

(v)	the occurrence of any event of circumstance which is analogous to the above or has the effect, once completed, of a change in control of the Company or ownership of all or substantially all of its asset.

No Quotation of Securities

Other than shares issued under the Plan, other Securities will not be quoted on Nasdaq. However, application will be made to Nasdaq for official quotation of the shares issued on the exercise of the options or the conversion of other convertible Securities.

Assessed fair value of options granted to Eligible Persons at their grant date is allocated equally over the period from grant date to vesting date, and the amount for the 2025 financial year is included in the remuneration table as set out above. Fair values at grant date are determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

As of March 22, 2026, we have issued 1,582,726 options under the Plan to employees (including directors and/or their nominee(s)) and consultants of the Company at a weighted average exercise price of $5.08, of which 289,166 options were vested as of such date. We have also issued an aggregate of 1,794,308 restricted share units, or RSUs, to employees (including directors and/or their nominee(s)) and consultants of the Company, of which 1,067,641 RSU were vested as of such date.

All options and/or RSUs granted under the Plan are deemed to be granted for no consideration.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Mobilicom Limited Executive Officer Clawback Policy during the fiscal year ended December 31, 2025.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table and accompanying footnotes present certain information regarding the beneficial ownership of our ordinary shares based on 12,633,371 ordinary shares outstanding as of March 22, 2026 by:

●	each person known by us to be the beneficial owner of more than 5% of our ordinary shares;

●	each of our directors and executive officers individually; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options that are exercisable within 60 days of March 22, 2026, and/or RSUs that are releasable from restriction within 60 days of March 22, 2026. Information with respect to beneficial ownership has been furnished to us by each director, executive officer, or 5% or more shareholder, as the case may be. Ordinary shares subject to options currently exercisable or exercisable within 60 days of March 22, 2026, and/or RSUs currently releasable or releasable within 60 days of March 22, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or RSUs and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

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

	Number of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:

Directors and senior management who are not 5% holders:
Oren Elkayam	339,421	2.6%
Yossi Segal	599,635	4.7%
Liat Caner	5,000	*
Jacqueline Bloom	7,500	*
Guy Givoni	11,454	*
Liad Gelfer	22,120	*
All directors and senior management as a group (6 persons) (1)	985,130	7.6% %

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)	Includes (i) a total of 687,522 ordinary shares held by directors and senior management, (ii) a total of 10,000 RSUs that are vested within 60 days after March 22, 2026 and (ii) a total of 287,608 shares subject to options that are beneficially owned by directors and senior management that are exercisable within 60 days after March 22, 2026, with a weighted average exercise price of $5.70 per share and which expire between July 2026 and June 2033.

Record Holders

Based upon a review of the information provided to us by our previous registrar in Australia, as of March 22, 2026, there were a total of 253 holders of record of our ordinary shares, of which 214 record holders had registered addresses in Australia and 20 record holders had registered addresses in the United States. Certain of these ordinary shares were held by brokers or other nominees. As a result, the number of holders of record or registered holders in the United States is not representative of the number of beneficial holders or of the residence of beneficial holders.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

Changes in Percentage Ownership by Major Shareholders

To our knowledge, other than as disclosed in the table above, our other filings with the SEC and this Annual Report, there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2023.

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

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

On August 25, 2022, our ordinary shares (then ADSs) and warrants commenced trading on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively. The Company commenced trading on the ASX on May 2, 2017.

On October 19, 2023, our ordinary shares ceased to be traded on the ASX. Our ordinary shares (then ADSs) and warrants continue to be traded, now exclusively, on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively.

On December 8, 2025, we effected the Reverse Split. Concurrently with the Reverse Split, we effected a corresponding change in the ratio of ordinary shares represented by each of our ADSs, such that the ratio changed from one ADS representing 275 ordinary shares to one ADS representing one ordinary share. Concurrently, we effected the Mandatory Exchange, and our ordinary shares, which had been approved for listing and trading on the Nasdaq Capital Market, commenced trading at the market open on December 8, 2025.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares and warrants trade exclusively on the Nasdaq Capital Market under the symbol “MOB,” and “MOBBW,” respectively.

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

The share and per share numbers in the following discussion reflect (i) a 1-for-275 reverse share split that we effected on December 8, 2025 and (ii) the mandatory cancellation of our ADS program and the exchange of ADSs for ordinary shares at a one-for-one ratio effected on December 8, 2025.

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

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. holders, as defined below, of the acquisition, ownership and disposition of ordinary shares and warrants. This discussion is based on the laws in force as of the date of this Annual Report on Form 20-F, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ordinary shares and warrants in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ordinary shares or warrants. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Certain Material U.S. Federal Income Tax Considerations

Subject to the limitations described in the next two paragraphs, the following discussion summarizes certain material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of our ordinary shares. For this purpose, a “U.S. Holder” is a holder of our ordinary shares that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our ordinary shares. This summary generally considers only U.S. Holders that will own our ordinary shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”), all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the Internal Revenue Service, or the IRS, with regard to the U.S. federal income tax treatment of an investment in our ordinary shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. Holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity;” (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our ordinary shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our ordinary shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, ordinary shares or representing 10% or more of the stock of our Company. Additionally, the U.S. federal income tax treatment of partnerships (or other pass-through entities) or persons who hold ordinary shares through a partnership or other pass-through entity are not addressed.

EACH PROSPECTIVE INVESTOR IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISER FOR THE SPECIFIC TAX CONSEQUENCES TO THAT INVESTOR OF PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Taxation of Dividends Paid on Ordinary Shares

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below and the discussion of “qualified dividend income” below, a U.S. Holder, other than certain U.S. Holders that are U.S. corporations, will be required to include in gross income as ordinary income the amount of any distribution paid on the ordinary shares (including the amount of any tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the ordinary shares to the extent thereof, and then capital gain. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles and, therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

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

In addition, our dividends will be qualified dividend income if our ordinary shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “—Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments with respect to positions in substantially similar or related property. Any days during which the U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our ordinary shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Australian taxes withheld therefrom. Cash distributions paid by us in Australian dollars will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such Australian dollars for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the Australian dollars into U.S. dollars or otherwise disposes of them, any subsequent gain or loss in respect of such Australian dollars arising from exchange rate fluctuations will be U.S. source ordinary income or loss.

Subject to certain significant conditions and limitations, including potential limitations under the Treaty, U.S. Holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the non-refundable Australian tax withheld on distributions on our ordinary shares. The election to deduct, rather than credit, foreign taxes, is made on a year-by-year basis and applies to all foreign taxes paid by a U.S. Holder or withheld from a U.S. Holder that year. Distributions paid on our ordinary shares will generally be treated as passive income that is foreign source for U.S. foreign tax credit purposes. As a result of recent changes to the U.S. foreign tax credit rules, a withholding tax may need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. Holder. We have not determined whether these requirements have been met and, accordingly, no assurance can be given that any withholding tax on dividends paid by us will be creditable. U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Taxation of the Sale, Exchange or other Disposition of Ordinary Shares

Except as provided under the PFIC rules described below under “—Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the ordinary shares, determined in U.S. dollars, and the U.S. dollar value of the amount realized on the disposition (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. Individuals who recognize long-term capital gains may be taxed on such gains at reduced rates of tax. The deduction of capital losses is subject to various limitations.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ordinary shares. See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

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

We believe that we were not a PFIC for U.S. federal income tax purposes for our 2025 taxable year. However, the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year and therefore, there can be no certainty as to our PFIC status for a taxable year until the close of that taxable year. Our PFIC status could change depending upon, among other things, a decrease in the trading price of our ordinary shares and how quickly we make use of the proceeds from the offering, as well as changes in the composition and relative values of our assets and the composition of our income. Moreover, the rules governing whether certain assets are active or passive are complex and in some cases their application can be uncertain. If we were a PFIC in any year during a U.S. holder’s holding period for the ordinary shares, we generally would continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ordinary shares.

If we are a PFIC for any tax year in which a U.S. Holder holds our ordinary shares, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain “excess distributions” by us and upon disposition of our ordinary shares at a gain: (1) have such excess distribution or gain allocated ratably over the U.S. Holder’s holding period for the ordinary shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as excess distributions. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder generally is required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return and provide such other information as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in the U.S. Holder’s taxable years being open to audit by the IRS until such forms are properly filed.

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

The PFIC rules described above would not apply to a U.S. Holder who makes a qualified electing fund, or QEF election for all taxable years that such U.S. Holder has held the ordinary shares while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. While we will make an effort to provide such information, we cannot assure you that we will be able to do so. If we are unable to provide this information, the QEF election will not be available to you.

In addition, in certain circumstances, in lieu of being subject to the PFIC rules discussed above, you may make an election – the “mark-to-market election” to include in your income each year the unrealized appreciation of your PFIC stock during the year. The mark-to-market election is available only if our stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to U.S. Holders of ordinary shares if our ordinary shares are listed on Nasdaq, which constitutes a qualified exchange, although there can be no assurance that our ordinary shares will be “regularly traded” for purposes of the mark-to-market election. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, a U.S. Holder that makes a mark-to-mark election with respect to us may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ordinary shares at the end of your taxable year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the subsequent sale or other disposition of your ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but your basis in your shares will have been adjusted, as described below, to reflect the amount of ordinary gain or loss that you realized as a result of each mark-to-market election. Any gain or loss you recognize upon the sale or other disposition of your ordinary shares in a year when we are not a PFIC will be a capital gain or loss. See “Taxation of the Sale, Exchange or other Disposition of ordinary shares” above for the treatment of capital gains and losses.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any losses under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

U.S. Holders who hold our ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules.

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our ordinary shares), or in the case of estates and trusts on their net investment income that is not distributed to beneficiaries of the estate or trust. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ordinary shares and proceeds from the sale, exchange or other disposition of the ordinary shares, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded (or credited against such U.S. Holder’s U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain U.S. Holders may be required to file IRS Form 926, Return by U.S. Transferor of Property to a Foreign Corporation and IRS Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, reporting transfers of cash or other property to us and information relating to the U.S. Holder and us. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. See also the discussion regarding Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund, above.

In addition, certain U.S. Holders must report information on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to their investments in certain “specified foreign financial assets,” which would include an investment in our ordinary shares, if the aggregate value of all of those assets exceeds $50,000 on the last day of the taxable year (and in some circumstances, a higher threshold). This reporting requirement applies to individuals and certain U.S. entities.

U.S. Holders who fail to report required information could become subject to substantial penalties. U.S. Holders should consult their tax advisors regarding the possible implications of these reporting requirements arising from their investment in our ordinary shares.

Exercise and Expiration of Warrants

In general, a U.S. Holder will not recognize gain or loss for U.S. federal income tax purposes upon the exercise of warrants into ordinary shares. The U.S. federal income tax treatment of a cashless exercise of warrants into our ordinary shares is unclear. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of warrants.

The expiration of a warrant will be treated as if the U.S. Holder sold or exchanged the warrant and recognized a capital loss equal to the U.S. Holder’s tax basis in the warrant.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of ordinary shares issued on the exercise of the warrants, or an adjustment to the exercise price of the warrants, may be treated as a constructive distribution to a U.S. Holder of the warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in our “earnings and profits” or assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to our shareholders). An adjustment to the warrants that could result in a constructive distribution to a U.S. Holder would be treated as described under “Taxation of Dividends Paid on ordinary shares” above, and the tax treatment of distributions on the warrants is unclear. Any resulting withholding tax attributable to deemed dividends would be collected from other amounts payable or distributable to the U.S. Holder. U.S. Holders should consult their tax advisors regarding the proper treatment of any adjustments to and distributions on the warrants.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ordinary shares or warrants. You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ordinary shares. This discussion represents the opinion of Australian counsel to Mobilicom.

It is based upon existing Australian tax law as of the date of this Annual Report on Form 20-F, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax-exempt organizations). In addition, this summary does not discuss any foreign (federal, state or local tax) or indirect tax considerations, other than stamp duty and goods and services tax.

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

Nature of ADSs for Australian Taxation Purposes

Ordinary shares represented by ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a “bare trust” for such holder with that holder absolutely entitled to those shares. Consequently, the underlying ordinary shares will be regarded as owned by our ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to our ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to Non-Australian Shareholders of ordinary shares for Australian taxation purposes.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Dividends are not subject to dividend withholding tax to the extent that they are franked. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income (CFI) and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30% on unfranked dividends, however, a reduced rate may be available to a shareholder who is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a “qualified person” for the purposes of the Treaty.

If a Non-Australian Shareholder is a company and owns a 10% or more voting power in the company, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5% where that resident is a “qualified person” for the purposes of the Treaty. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ordinary shares, unless they, together with associates, hold 10% or more of our issued capital, or voting rights, or rights to distributions of capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian real property (which includes leasehold interests) or Australian mining, quarrying or prospecting rights. The Treaty is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30% (for 2024-2025 and 2025-2026 years). The company tax rate of 30% will be reduced to 25% for certain small businesses. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the revenue gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is an individual and is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax may be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. Section 8103 of the National Defense Authorization Act for Fiscal Year 2026 named, the “Holding Foreign Insiders Accountable Act” was signed into law on December 18, 2025, will require directors and officers of foreign private issuers to make insider reports under Section 16(a) of the Exchange Act, effective March 18, 2026. Our principal shareholders continue to remain exempt from the reporting under Section 16(a) of the Exchange Act and our directors, officers and principal shareholders continue to remain exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we file with the SEC, within four months after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and submit to the SEC, on a Form 6-K, unaudited quarterly financial information for the first three quarters of each fiscal year within 60 days after the end of each such quarter, or such applicable time as required by the SEC.

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

Foreign Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in AUD$/NIS currency exchange rates. While our functional currency is USD$ the vast majority of our expenses is denominated in NIS. For 2025, assuming a 10% devaluation of the USD$ to the NIS, we would experience an increase in our net loss of approximately $296,000, while assuming a 10% appreciation of the USD$ to the NIS, we would experience a decrease in our net loss of approximately $243,000. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the near future as our operations expand globally, therefore reducing our exposure to exchange rate fluctuations. Currently, we do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

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

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Director of Finance, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon our evaluation, our Chief Executive Officer and Director of Finance have concluded that, as of the Evaluation Date, our disclosure controls and procedures, in accordance with Exchange Act Rules 13a-15(e), (i) are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act, and (ii) that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Controls Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The current members of our audit committee are Mr. Guy Givoni, Ms. Jacqueline Bloom and Ms. Liat Caner, each meet the criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable rules of Nasdaq and each meet the financial literacy requirements of the listing standards of Nasdaq.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ziv Haft, a Firm in the BDO Global Network, an independent registered public accounting firm, or BDO, has served as our principal independent registered public accounting firm for the years ended December 31, 2025, 2024, and 2023.

The following table provides information regarding fees paid or to be paid by us to BDO, an independent registered public accounting firm, for all services, including audit services, for the years ended December 31, 2025, and 2024:

	Year Ended December 31,
(USD in thousands)	2025	2024

Audit fees (1)	148	145
Tax fees (2)	6	12
Other fees (3)	33	21
Total	187	178

(1)	Audit fees consist of professional services provided in connection with the audit of our annual financial statements.

(2)	Tax fees consist of fees for professional services for tax compliance, tax advice, and tax audits.

(3)	Other fees consist of transfer pricing benchmark fees, our S-8 registration-related fees, and our F-1/POSAM registration-related fees in connection with the At-the-Market plan filed in February 2025.

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

ITEM 18. FINANCIAL STATEMENTS

The financial statements and the related notes required by this Item are included in this Annual Report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit No.	Exhibit Description

1.1	Constitution of Mobilicom Limited (included as Exhibit 3.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

2.1*	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4.1	Form of Deposit Agreement among Mobilicom Limited, The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares (included as Exhibit 4.1 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.2	Form of American Depositary Receipt evidencing American Depositary Shares (included as Exhibit 4.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.3	Form of Representative’s Warrant Agreement (included as Exhibit 4.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on June 6, 2022 and incorporated herein by reference)

4.4	Form of Warrant Agent Agreement (included as Exhibit 4.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.5	Form of Warrant (included as Exhibit 4.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.6	Form of Pre-Funded Warrant (included as Exhibit 4.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on August 23, 2022 and incorporated herein by reference)

4.7	Mobilicom Limited Employee Security Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the registrant’s registration statement on Form S-8, filed with the SEC on January 14, 2025 (File No. 333-284265))

4.8	Appointment of Non-Executive Director, Campbell McComb, dated February 28, 2017 (included as Exhibit 10.2 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.9	Appointment of Non-Executive Director, Jonathan Brett dated September 14, 2018 (included as Exhibit 10.3 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.10	Director’s Deed of Indemnity, Insurance and Access (Oren Elkayam) (included as Exhibit 10.4 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.11	Director’s Deed of Indemnity, Insurance and Access (Cambell McComb) (included as Exhibit 10.5 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.12	Director’s Deed of Indemnity, Insurance and Access (Jonathan Brett) (included as Exhibit 10.6 to our Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on April 27, 2022 and incorporated herein by reference)

4.13	Form of Securities Purchase Agreement dated as of January 25, 2024 between Mobilicom Limited and the investors listed therein (included as Exhibit 10.1 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.14	Placement Agent Agreement, dated as of January 25, 2024, by and between the Company and Ladenburg Thalmann & Co. Inc. (included as Exhibit 10.2 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.15	Form of Pre-Funded Warrant issued by Mobilicom Limited on January 30, 2024 (included as Exhibit 10.3 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.16	Form of Warrant issued by Mobilicom Limited on January 30, 2024 (included as Exhibit 10.4 to our Report on Form 6-K as filed with the Securities and Exchange Commission on January 30, 2024 and incorporated herein by reference)

4.17	Form of At-The-Market Sales Agreement, dated February 3, 2025, between Mobilicom Limited and ThinkEquity LLC (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on February 3, 2025)

4.18	Form of Amendment No. 1 to the ATM Sales Agreement, dated October 29, 2025, between Mobilicom Limited and ThinkEquity LLC (incorporated herein by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K furnished to the SEC on October 29, 2025)

4.19*	Director’s Deed of Indemnity, Insurance and Access (Yossi Segal)

8.1	List of significant subsidiaries of Mobilicom Limited (included as Exhibit 8.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 30, 2023 and incorporated herein by reference)

11.1*	Insider Trading Policy

12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1*	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350

13.2*	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350

15.1*	Consent of Ziv Haft (BDO Member Firm), independent registered public accounting firm

97.1	Executive Officer Clawback Policy (included as Exhibit 97.1 to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on March 25, 2024 and incorporated herein by reference)

101	The following financial information from Mobilicom Limited’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in Inline Extensible Business Reporting Language (XBRL): (i) Statement of Financial Position, (ii) Statements of Comprehensive Loss, (iii) Statements of Changes in Equity, (iv) Statements of Cash Flows and (iv) Notes to Financial Statements.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F filed on its behalf.

MOBILICOM LIMITED

Date: March 23, 2026	By:	/s/ Oren Elkayam
Oren Elkayam
Chairman and Chief Executive Officer

Mobilicom Limited

Annual Report - December 31, 2025

Mobilicom Limited Contents December 31, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Mobilicom Limited

Level 7, 90 Collins Street

Melbourne, Victoria, 3000

Australia

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Mobilicom Limited (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting standards as issued by the International Accounting Standards Board and Interpretations.

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

We have served as the Company’s auditor since 2021.

/s/ Ziv Haft
Tel-Aviv, Israel	Ziv haft
March 23, 2026	Certified Public Accountants (Isr.)
BDO Member Firm

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2025

		Consolidated
	Note	2025	2024	2023
		$	$	$
Revenue	4	3,363,538	3,180,565	2,193,791

Cost of sales	6	(1,575,057)	(1,348,711)	(902,006)

Government grants	5	228,910	187,718	197,041
Interest received	2,5	264,132	269,771	293,478
Foreign exchange gains		-	203,593	359,217

Expenses
Selling and marketing expenses	7,24	(3,327,496)	(1,965,426)	(2,088,200)
Research and development	8,24	(4,897,030)	(2,127,409)	(1,936,802)
General and administration expenses	9,24	(3,884,231)	(1,970,849)	(2,256,408)
Finance costs		(9,296)	(27,052)	(14,734)
Foreign exchange losses		(919,784)	-	-
Loss from fair value changes for exercised warrants	21	(6,219,517)	(896,902)*	-
Fair value loss from financial liability	21	(6,823,879)	(3,354,854)*	(330,208)

Loss before income tax expense		(23,799,710)	(7,849,556)	(4,484,831)

Tax expense (income)	10	74,760	(160,802)	(80,923)

Net loss for the year attributable to the owners of Mobilicom Limited		(23,724,950)	(8,010,358)	(4,565,754)

*	Reclassed

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2025

		Consolidated
	Note	2025	2024	2023
		$	$	$
Other comprehensive loss

Items that will not be reclassified subsequently to profit or loss
Re-measurement of defined benefit plans (refer to note 22)		(2,258)	17,860	6,267

Items that may be reclassified subsequently to profit or loss
Foreign currency translation (refer to note 22)		880,409	(108,302)	(421,696)

Other comprehensive loss for the year, net of tax		878,151	(90,442)	(415,429)

Total comprehensive loss for the year attributable to the owners of Mobilicom Limited		(22,846,799)	(8,100,800)	(4,981,183)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of profit or loss and other comprehensive income (loss) For the year ended December 31, 2025

		Consolidated
	Note	2025	2024		2023
		$	$		$
Basic earnings (loss) per share	31	(2.68)	(1.32	)*	(0.95	)*
Diluted earnings (loss) per share	31	(2.68)	(1.32	)*	(0.95	)*
Weighted average number of ordinary shares used in calculating basic and diluted earnings (loss) per share		8,850,959	6,076,046	*	4,829,644	*

*	Restated

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of financial position As at December 31, 2025

		Consolidated
	Note	2025	2024
		$	$
Assets
Current assets
Cash and cash equivalents	11	19,003,784	8,589,282
Restricted cash	11	108,549	97,108
Trade receivables, net	12	58,176	752,584
Other receivables	12	289,874	196,641
Inventories	13	740,045	892,882
Total current assets		20,200,428	10,528,497

Non-current assets
Property, plant and equipment, net	14	99,581	81,420
Right-of-use assets	15	435,497	232,868
Total non-current assets		535,078	314,288

Total assets		20,735,506	10,842,785

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of financial position As at December 31, 2025

		Consolidated
	Note	2024	2023
		$	$
Liabilities
Current liabilities
Trade and other payables	16	2,159,596	1,233,654
Lease liabilities	17	212,851	211,265
Total current liabilities		2,372,447	1,444,919

Non-current liabilities
Lease liabilities	17	224,297	16,028
Employee benefits	19	234,133	200,604
Governmental liabilities on grants received	20	1,424	12,468
Financial liability	18,21	9,079,707	5,140,921
Total non-current liabilities		9,539,561	5,370,021

Total liabilities		11,912,008	6,814,940
Net assets		8,823,498	4,027,845

Equity

Issued capital	21	60,145,100	34,837,206
Reserves	22,24	2,794,750	(417,959)
Accumulated losses		(54,116,352)	(30,391,402)

Total equity		8,823,498	4,027,845

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2025

	Issued	Share based payments	Foreign currency translation	Re-measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
Consolidated	$	$	$	$	$	$
Balance at January 1, 2023	30,907,405	771,138	(1,632,532)	(96,953)	(17,815,290)	12,133,768

Net loss	-	-	-	-	(4,565,754)	(4,565,754)
Other comprehensive income (loss) for the year	-	-	(332,597)	6,267	-	(326,330)
Translation adjustment due to change in presentation currency*	-	-	(89,099)	-	-	(89,099)

Total comprehensive loss for the year	-	-	(421,696)	6,267	(4,565,754)	(4,981,183)

Share-based payments (note 24)	-	623,230	-	-	-	623,230

Transactions with owners in their capacity as owners:
Forfeiture of options	-	(12,927)	-	-	-	(12,927)
Expiry of options	148,007	(148,007)	-	-	-	-
Cancellation of shares	(20,291)	-	-	-	-	(20,291)

Balance at December 31, 2023	31,035,121	1,233,434	(2,054,228)	(90,686)	(22,381,044)	7,742,597

*	Refer to Note 2 regarding change in presentation currency.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2025

	Issued	Share based payments	Foreign currency translation	Re-measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
Consolidated	$	$	$	$	$	$
Balance at January 1, 2024	31,035,121	1,233,434	(2,054,228)	(90,686)	(22,381,044)	7,742,597

Net loss	-	-	-	-	(8,010,358)	(8,010,358)
Other comprehensive income (loss) for the year	-	-	(108,302)	17,860	-	(90,442)

Total comprehensive loss for the year	-	-	(108,302)	17,860	(8,010,358)	(8,100,800)

Share-based payments (note 24)	-	623,883	-	-	-	623,883

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	3,775,653	-	-	-	-	3,775,653
Forfeiture of options	-	(13,488)	-	-	-	(13,488)
Expiry of options	26,432	(26,432)	-	-	-	-

Balance at December 31, 2024	34,837,206	1,817,397	(2,162,530)	(72,826)	(30,391,402)	4,027,845

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of changes in equity For the year ended December 31, 2025

	Issued	Share based payments	Foreign currency translation	Re-measurement	Accumulated	Total
	capital	reserve	reserves	reserves	losses	equity
Consolidated	$	$	$	$	$	$
Balance at January 1, 2025	34,837,206	1,817,397	(2,162,530)	(72,826)	(30,391,402)	4,027,845

Net loss	-	-	-	-	(23,724,950)	(23,724,950)
Other comprehensive loss for the year	-	-	880,409	(2,258)	-	878,151

Total comprehensive loss for the year	-	-	880,409	(2,258)	(23,724,950)	(22,846,799)

Share-based payments (note 24)	-	5,867,008	-	-	-	5,867,008

Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 21)	21,681,476	-	-	-	-	21,681,476
Shares issued under service agreement (note 21)	100,000	-	-	-	-	100,000
Exercise of options	831,968	(831,968)	-	-	-	-
Vesting of restricted share units (RSU)	2,568,377	(2,568,377)	-	-	-	-
Forfeiture of options	-	(6,032)	-	-	-	(6,032)
Expiry of options	126,073	(126,073)	-	-	-	-

Balance at December 31, 2025	60,145,100	4,151,955	(1,282,121)	(75,084)	(54,116,352)	8,823,498

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Mobilicom Limited Consolidated statements of cash flows For the year ended December 31, 2025

		Consolidated
	Note	2025	2024	2023
		$	$	$
Cash flows from operating activities
Receipts from customers (inclusive of VAT)		4,057,946	3,092,295	1,667,886
Interest received		264,132	269,771	293,478
Interest paid		(9,296)	(27,052)	(14,734)
Payments to suppliers and employees (inclusive of VAT)		(6,445,200)	(6,729,281)	(6,306,258)
Government grants received and tax incentives		228,910	187,718	197,041

Net cash used in operating activities	30	(1,903,508)	(3,206,549)	(4,162,587)

Cash flows from investing activities
Payments for property, plant and equipment		(36,607)	(26,926)	(12,760)

Net cash used in investing activities		(36,607)	(26,926)	(12,760)

Cash flows from financing activities
Proceeds from issue of shares	21	9,699,204	2,949,857	-
Share issue transaction costs		(429,978)	(436,203)	-
Proceeds from exercise of warrants		2,476,096	1,180,052
Proceeds from exercise of options		831,544	-	-
Shares buyback (Small parcel plan) payments		-	-	(20,291)
Repayment of lease liabilities		(210,808)	(218,550)	(251,325)

Net cash provided by/ (used in) financing activities		12,366,058	3,475,156	(271,616)

Net Increase (decreased) in cash and cash equivalents and restricted cash		10,425,943	241,681	(4,446,963)
Cash and cash equivalents and restricted cash at the beginning of the financial year		8,686,390	8,444,709	12,891,672

Cash and cash equivalents and restricted cash at the end of the financial year	11	19,112,333	8,686,390	8,444,709

Supplemental disclosure of non-cash financing activities
Financial liability classified to issued capital		9,104,610	81,947	-
Shares issued under service agreement		100,000	-	-

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Mobilicom Limited Notes to the consolidated financial statements December 31, 2025

Note 1. General information

The financial statements cover Mobilicom Limited (the “Company”) as a Group consisting of Mobilicom Limited and the entities it controlled at the end of, or during, the year. On 1 January 2024, the Company transitioned from the Australian dollar (“AUD”) as its presentation currency to the U.S. dollar (‘USD”) as its presentation currency. The change was accounted as a change of accounting policy on a retrospective basis. In addition, commencing 1 January 2024, the Company transitioned from AUD as its functional currency to USD as its functional currency. See note 2 for further details.

The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is New Israeli Shekel (or NIS) and the functional currency of the Company’s subsidiary, Mobilicom Inc., is USD.

The Company uses the terms $, USD or US Dollar in this Annual Report where refers to US Dollar, and AUD where refers to Australian dollars.

The Company is a listed public company limited by shares, incorporated and domiciled in Australia. On October 19, 2023, the Company chose to voluntarily remove its ordinary shares from the Australian Securities Exchange (“ASX”) and trade exclusively on the NASDAQ in the form of American Depository Receipts. On December 8, 2025, the Company effectively completed transition to a direct listing of the Company’s ordinary shares on the Nasdaq Capital Market following an earlier 1-for-275 reverse share split of the Company’s ordinary shares and termination of its ADSs. All shares related numbers for the years ended December 31, 2025, 2024 and 2023 were restated to reflect this change. See note 21 for further details. Its registered office and principal place of business are:

Registered office	Principal place of business

C/- JM Corporate Services	1 Rakefet Street
Level 21, 459 Collins Street	Shoham, Israel 6083705
Melbourne, Victoria, 3000
Australia

The Company’s principal activities are design, develop and deliver of cybersecurity and robust solutions including communication datalinks, mesh network, ground control systems and cloud-software solutions for drone, robotics and autonomous platforms.

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

Note 1. General information (continued)

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. As a result of the events of October 7, 2023, the Israeli government declared that the country was at war and the Israeli military began to call-up reservists for active duty. In October 2025, a ceasefire was brokered between Israel and Hamas. However, we cannot predict if and to what extent this ceasefire will remain in effect or upheld. Since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization) and on other fronts from various extremist groups in the region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Israel has carried out a number of targeted strikes on sites belonging to these terror organizations. In October 2024, Israel began limited ground operations against Hezbollah in Lebanon, and in November 2024, a ceasefire was brokered between Israel and Hezbollah. However, In March 2026, tensions escalated once again as Hezbollah launched an attack on Israel, firing rockets across the border. In response, Israel carried out targeted airstrikes against Hezbollah positions in Lebanon, raising concerns among the international community about the potential for a wider conflict. In addition, in response to ongoing Iranian aggression and support of proxy attacks against Israel, on June 13, 2025, Israel conducted a series of preemptive defensive air strikes in Iran targeting Iran’s nuclear program and military commanders. While a ceasefire was reached in June 2025 following 12 days of hostilities, on February 28, 2026, the United States and Israel launched coordinated military strikes against Iran, including attacks on strategic military infrastructure and leadership targets, with the stated aim of degrading Iran’s capacity to conduct or support hostile operations against them. In response, Iran has fired missiles and drones toward population centers and military installations in Israel, Europe and neighboring countries in the Gulf region, and also launched counter-strikes against U.S. forces and allied bases throughout the Gulf region. Continued military escalation, retaliatory actions, or broader regional involvement may adversely affect economic conditions, disrupt markets, and create uncertainty that could negatively impact our business, financial condition and results of operations. Additionally, following the fall of the Assad regime in Syria, Israel has conducted limited military operations targeting the Syrian army, Iranian military assets and infrastructure linked to Hezbollah and other Iran-supported groups. It is possible that hostilities with Iran, Hezbollah, the Houthis and terrorist groups in Syria will escalate, and that other terrorist organizations, including Palestinian military organizations in the West Bank, will join the hostilities. The underlying tensions driving these conflicts remain unresolved. The ongoing hostilities between Israel and Iran or Hezbollah — whether through direct military action, proxy escalation, or retaliatory strikes — could result in significant disruption to civilian infrastructure, supply chains, and personnel availability across Israel. Such escalation could materially and adversely affect the Company’s operations, which are primarily conducted through its Israeli subsidiary, Mobilicom Ltd. To date, only one of the Company’s employees is in active military reserve duty. Nevertheless, the Company continues to monitor developments and, as of the date of these financial statements, the Company’s product development, research and development, and business development activities have continued without material disruption.

The financial statements were authorized for issue, in accordance with a resolution of directors, on March 19, 2026. The directors have the power to amend and reissue the financial statements.

Liquidity analysis

These consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As of December 31, 2025, the Company has not achieved positive cash flow from operations and incurred a net loss of $23,724,950 for the year ended December 31, 2025, and generated $54,116,352 of accumulated losses since inception. The Company estimates that it has adequate financial resources for the foreseeable future based on its current cash and trade receivable balances and its ongoing operations. Until the Company can generate significant recurring revenues, profit and cash flow provided by operating activity it expects to satisfy future cash needs through debt or equity financing as well as governmental grants. In the event that the Company requires additional financing, it may not be able to raise such financing on terms acceptable to it or at all.

Note 2. Significant accounting policies

The principal accounting policies adopted in the preparation of the financial statements are set out either in the respective notes or below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The following amendments are effective for the period beginning January 1, 2025:

●	Lack of Exchangeability (Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates). This amendment had no material effect on the consolidated financial statements of the Company.

New standards, interpretations and amendments not yet effective:

There are number of standards and interpretations which have been issued by the International Accounting Standards Board that are effective for periods beginning subsequent to December 31, 2025 (the date on which the Company’s next annual financial statements will be prepared up to) that the Company has decided not to adopt early.

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

Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board (‘IASB’) and Interpretations.

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

Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at December 31, 2025 and the results of all subsidiaries for the year then ended.

Note 2. Significant accounting policies (continued)

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

Financial statements in U.S. dollars (“USD”):

Since the Company’s listing on the Nasdaq Capital Market (“Nasdaq”) in August 2022, all capital raises have been denominated in USD. In addition, a majority of the Company’s current assets are in USD, as well as a significant portion of the costs incurred by the Company are in USD. Management believes that the USD is the primary currency of the economic environment in which the Company operates. On January 1, 2024, the Company moved to USD as its presentation currency. In these consolidated financial statements, the change was accounted as a change of accounting policy on a retrospective application. The change in presentation currency was triggered by change in the functional currency of the Company to USD, which was accounted prospectively from January 1, 2024, requiring re-measurement from the local currency into USD for the Company. All exchange gains and losses resulting from the re-measurement are reflected in the consolidated statement of profit or loss and other comprehensive income, as appropriate.

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

	USD as Functional Currency (in USD)	AUD as Functional Currency (in USD)(*)
		(Unaudited Pro Forma)
Financial income, net - attributed to foreign translation gain	203,593	1,347,672
Other comprehensive loss - attributed to foreign currency translation adjustments	(108,302)	(590,030)

(*)	The conversion from AUD into USD was made at the exchange rate as of December 31, 2024, on which AUD 1.00 equalled USD 0.621.

Foreign currency translation

Starting January 1, 2024, the financial statements are presented in US dollars, which is the Company’s presentation currency and functional currency. The functional currency of the Company’s subsidiary, Mobilicom Ltd (“Mobilicom Israel”), is NIS.

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

Accounting policy for right-of-use assets

A right-of-use asset is recognized at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

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

Segments

The Company operates in one segment. Management does not segregate its business for internal reporting. The Company’s chief operating decision maker (“CODM”) / CEO evaluates the performance of its business based on financial data consistent with the presentation in the accompanying financial statements. The Company concluded that its unified business is conducted globally and accordingly represents one operating segment.

Fair value of financial instruments

Liability included in the Company’s Consolidated statement of financial position utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurement are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the ‘fair value hierarchy’):

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

The Company measures the Financial liability (warrants) at fair value. See note 3, note 20 and note 21.

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

Financial Liability

The Company measures the fair value of the warrants issued under August 2022 Nasdaq IPO & listing, and warrants issued under January 2024 registered direct offering on Nasdaq. The fair value of the warrants is estimated by using the Hull-White option pricing model (trinomial Lattice model), on the date of each grant and remeasured at each reporting period (December 31, 2025 and 2024) and is based on certain assumptions. Those assumptions include, among others, the dividend growth rate, expected share price, volatility and expected life of the warrants, early exercise / exercise multiple, capital structure effects and trinomial steps.

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

Note 4. Revenue

Revenue from contracts with customers

	Consolidated
	2025	2024	2023
	$	$	$
Sale of goods	3,363,538	3,180,565	2,193,791

●	Revenue from the sale of goods is recognised at the point in time when the customer obtains control of the goods, which is generally at the time of delivery. There is limited judgment needed in identifying the point control passes: once physical delivery of the products to the agreed location has occurred, the Company no longer has physical possession, usually will have a present right to payment (as a single payment on delivery) and retains none of the significant risks and rewards of the goods in question.

●	Goods sold by the Company include warranties which require the group to either replace or amend a defective product during the warranty period if the goods fail to comply with agreed-upon specifications. In accordance with IFRS 15, such warranties are not accounted for as separate performance obligations and hence no revenue is allocated to them. Instead, a provision is made for the costs of satisfying the warranties in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The Company provides one year of warranty. During the periods of the financial statements, warranty costs were immaterial.

●	The Company do not offer a right of return option for its products, therefore there is no accrual for future returns and no reduction in revenue related to returns.
●	The Company offers discounts on per order basis, which are deducted from revenues, furthermore the Company do not offer additional discount as a condition for future orders, therefore, there is no material right accounted for related to discounts.

For the years ended December 31, 2025, 2024 and 2023, no deferred revenues were recognized under sales of goods.

Major customers

	As of December 31,
	2025	2024
Custome	% of total income	% of total income
B	12%	38%
C	70%	31%

Income by geographic

	2025	2024	2023
	% of total income	% of total income	% of total income
Israel	17%	61%	66%
U.S. & Canada	72%	34%	17%
Rest of world	11%	5%	17%

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

Fair value gains (loss) from financial liability

Fair value gain (loss) is recognized at an amount that reflects the changes in fair value of the financial liability between the measured periods.

Note 6. Cost of sales

	Consolidated
	2025	2024	2023
	$	$	$
Salaries and benefits	407,190	409,905	139,407
Cost of materials	1,063,819	817,531	698,499
Occupancy and office expenses	50,486	31,498	12,762
Other	10,753	54,565	17,575
Depreciation	42,809	35,212	33,763

	1,575,057	1,348,711	902,006

Note 7. Selling and marketing expenses

	Consolidated
	2025	2024	2023
	$	$	$
Salaries and benefits	2,701,014	1,364,481	1,456,719
Marketing services	288,501	249,373	245,673
Travel expenses	120,935	134,445	85,882
Depreciation	71,666	81,159	113,074
Occupancy and office expenses	86,461	71,682	81,482
Other	58,919	64,286	105,370

	3,327,496	1,965,426	2,088,200

Note 8. Research and development

	Consolidated
	2025	2024	2023
	$	$	$

Salaries and benefits	4,241,477	1,464,498	1,399,542
Materials	37,149	109,624	115,779
Royalties to the OCS	(19,271)	18,315	6,554
Subcontractors	388,011	312,408	238,830
Depreciation	100,780	97,449	85,136
Other	148,884	125,115	90,961

	4,897,030	2,127,409	1,936,802

Note 9. General and administration expenses

	Consolidated
	2025	2024		2023
	$	$		$

Salaries and benefits	2,277,440	724,093		784,089
Professional fees	793,804	675,624		713,339
Insurance	166,806	188,451		289,490
Travel expenses	23,668	46,381		32,044
Depreciation	33,725	32,039		41,201
Occupancy and office expenses	100,599	79,891		93,046
Nasdaq annual fees	53,000	49,500	*	47,000	*
Depository and transfer agent	139,660	84,528	*	129,487	*
Investor relations and press releases	115,388	23,554	*	47,034	*
Other	180,141	66,788	*	79,678	*

	3,884,231	1,970,849		2,256,408

*	Reclassed

Note 10. Income tax expense

	Consolidated
	2025	2024	2023
	$	$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(23,799,710)	(7,849,556)	(4,484,831)

Tax at the statutory tax rate of 25% (Australian company tax rate)	(5,949,927)	(1,962,389)	(1,121,208)

Tax expenses related with previous years’ non-deductible/(taxable) costs in calculating taxable income	-	-	72,196
Reversal of over-accrued tax expense related with previous years U.S. Federal and State taxes	(123,470)
Effect of statutory tax rates difference between Australian company tax rate to Israeli company’s tax rate (23%)	96,064	43,296	56,431
Effect of statutory tax rates difference between Australian company tax rate to U.S. Federal company’s tax rate (21%)	(11,493)	(3,521)	(2,731)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Share-based payments	1,465,252	152,599	152,576
Other temporary differences not recognised	4,598,334	1,609,213	761,813

Tax income (expense)	74,760	(160,802)	(80,923)

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that is it probable that future taxable profits will be available against which the benefits of the deferred tax asset can be utilised.

Note 11. Current assets - cash and cash equivalents and restricted cash

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$
Cash and cash equivalents	19,003,784	8,589,282
Restricted cash	108,549	97,108
Cash at banks	19,112,333	8,686,390

Note 12. Current assets - trade and other receivables, net

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Trade receivables	58,176	752,584
Other receivables	289,874	196,641

	348,050	949,225

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

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

Note 13. Current assets - inventories

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Finished goods - at cost	280,605	382,906
Raw materials- at cost	579,650	540,598
Accrual for slow inventory	(120,210)	(30,622)
	740,045	892,882

Accounting policy for inventories

Inventories are recognised at the lower of cost and net realisable value.

Inventories cost is based on a weighted average method.

Note 14. Non-current assets - property, plant and equipment, net

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Computer equipment - at cost	259,909	213,397
Less: Accumulated depreciation	(233,034)	(185,724)
	26,875	27,673

Office furniture & equipment - at cost	113,893	89,175
Less: Accumulated depreciation	(54,616)	(40,910)
	59,277	48,265

Machinery & equipment - at cost	78,872	59,582
Less: Accumulated depreciation	(65,443)	(54,100)
	13,429	5,482

	99,581	81,420

Note 14. Non-current assets - property, plant and equipment, net (continued)

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	Computer		Office furniture &		Machinery &
	equipment		equipment		equipment		Total
Consolidated	$		$		$		$

Balance at January 1, 2024	20,444		53,016		7,087		80,547
Additions	22,966		2,343		1,617		26,926
Depreciation expense	(15,299	)*	(6,657	)*	(3,171	)*	(25,127	)*
Translation adjustments	(438	)*	(437	)*	(51	)*	(926	)*

Balance at December 31, 2024	27,673		48,265		5,482		81,420
Additions	15,164		11,187		10,256		36,607
Depreciation expense	(19,122)		(7,248)		(3,320)		(29,690)
Translation adjustments	3,160		7,073		1,011		11,244

Balance at December 31, 2025	26,875		59,277		13,429		99,581

*	Reclassed

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

Note 15. Non-current assets - right-of-use assets

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Land and buildings - right-of-use	435,497	188,570
Motor vehicles - right-of-use	-	44,298

	435,497	232,868

Additions to the right-of-use assets during the financial year were $418,824 (2024: nil).

Note 15. Non-current assets - right-of-use assets (continued)

The Company leases land and buildings for its offices in Israel under agreements for 5 years, starting February 1, 2019, and in some cases, options to extend for three additional consecutive periods, each for 24 months. On renewal, the terms of the leases are renegotiated. On November 1, 2023, the Company renewed the terms of the extended lease for a period of additional 24 months (first extension). In/ during 2025 the Company selected to renew the terms of extended lease for period of additional 24 months (second extension) effective starting February 2026

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	Land and		Motor
	Buildings		Vehicle		Total
Consolidated	$		$		$

Balance at January 1, 2024	379,523		80,777		460,300
Depreciation expense	(185,203	)*	(35,529	)*	(220,732	)*
Translation adjustments	(5,750	)*	(950	)*	(6,700	)*

Balance at December 31, 2024	188,570		44,298		232,868
Additions	418,824		-		418,824
Disposals (return of leased cars)	-		(12,346)		(12,346)
Depreciation expense	(184,849)		(34,441)		(219,290)
Translation adjustments	12,952		2,489		15,441

Balance at December 31, 2025	435,497		-		435,497

*	Reclassed

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

Note 16. Current liabilities - trade and other payables

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Trade payables	255,983	274,380
Other payables	1,903,613	959,274

	2,159,596	1,233,654

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

Note 17. Lease liabilities

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Current	212,851	211,265
Non-current	224,297	16,028
	437,148	227,293

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

Reconciliations

Reconciliations of the values at the beginning and end of the current and previous financial year are set out below:

	2025	2024
Consolidated	$	$

Balance at January 1	227,293	452,778
Additions	418,824	-
Disposals (return of leased cars)	(12,330)	-
Accretion of interest	9,296	27,052
Payments	(220,104)	(246,918)
Effect of exchange rates differences	14,169	(5,619)

Balance at December 31	437,148	227,293

	1 year or less	Between 1 and 2 years	Between 2 and 3 years	Over 3 years	Total
Consolidated	$	$	$	$	$

December 31, 2025	212,851	205,379	18,918	-	437,148
December 31, 2024	211,265	16,028	-	-	227,293

Note 18. Financial liability

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Warrants at fair value	9,079,707	5,140,921

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

Refer to note 21 for further information on issued capital.

Note 19. Non-current liabilities - employee benefits

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Employee benefits	234,133	200,604

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

Note 19. Non-current liabilities - employee benefits (continued)

Statement of financial position amounts

The amounts recognized in the statement of financial position determined as follows:

	Consolidated
	2025	2024
	$	$

Present value of the defined benefit obligation	288,160	233,954
Fair value of defined benefit plan assets	(115,493)	(91,868)
	172,667	142,086

Other long-term obligations	61,466	58,518
Net liability in the statement of financial position	234,133	200,604

Movement in plan assets:

	Consolidated
	2025	2024
	$	$

Balance at the beginning of the year	91,868	82,176
Interest income	2,429	1,892
Contributions	7,237	6,756
Return on plan assets (excluding interest)	-	1,352
Foreign exchanges differences	13,959	(308)

Balance at the end of the year	115,493	91,868

Note 19. Non-current liabilities - employee benefits (continued)

Reconciliations

	Consolidated
	2025	2024
	$	$

Reconciliation of the present value of the defined benefit obligation
Balance at the beginning of the year	233,954	228,625
Interest cost	12,453	11,084
Current service cost	13,901	12,706
Actuarial loss/(gains) from financial assumptions	(7,240)	(17,032)
Foreign exchanges differences	35,092	(1,429)

Balance at the end of the year	288,160	233,954

Note 20. Non-current liabilities - Governmental liabilities on grants received

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$

Governmental liabilities on grants received	1,424	12,468

Accounting policy for Government liabilities on grants received

The Company measured the value of its governmental liabilities on grants received, each period, based on discounted cash flows derived from Company’s future anticipated revenues.

Note 20. Non-current liabilities - Governmental liabilities on grants received (continued)

The Company participates in programs sponsored by the Israeli Innovation Authority- Office of Chief Scientist (“OCS”), for the support of research and development projects. Several programs are subjected to royalties, while others are not (the Company is committed to pay royalties for the R&D programs, while the research programs do not require repayment). In exchange for the OCS’s participation in the programs, the Company is required to pay royalties to the OCS at a rate between 3% and 3.5% of sales of developed products linked to U.S dollars, until repayment of 100% of the amount of grants received, plus annual interest at the SOFR rate (previously LIBOR rate). The Company is required to pay royalties, to the OCS, of sales to end customers of products developed with funds provided by the OCS, if and when such sales are recognized. The obligation to pay these royalties is contingent on actual sales of the products. Changes in the liability are recognized in research and development expenses. The projections of the Company to pay the grants are based on its estimation at the end of each year.

Note 21. Equity - issued capital

	Consolidated
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2023	2025	2024	2023
	Shares	Shares	Shares	$	$	$

Ordinary shares - fully paid	12,213,935	7,488,359	4,824,278	60,145,100	34,837,206	31,035,121

Note 21. Equity - issued capital (continued)

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	December 31, 2022	4,841,016		30,907,405

Expiry of options		-		148,007
Cancelation of shares through small parcel buy back		(16,738)		(20,291)

Balance	December 31, 2023	4,824,278		31,035,121

Issue of shares (net of warrant fair value) under Registered Direct Offering (*)		486,871	$2.22	1,079,244
Exercise of pre-funded warrants and private placement warrants		2,177,210	$1.44	3,132,612
Capital raising costs		-	-	(436,203)
Expiry of options		-		26,432
Balance	December 31, 2024	7,488,359		34,837,206

Issue of ATM sale transactions shares, net of sales agent fees (**)		1,842,560	$5.26	9,699,204
Issue of shares under service agreement (***)		40,000	$2.50	100,000
Exercise of pre-funded warrants and private placement warrants		1,348,666	$8.59	11,580,706
Exercise of options		583,376	$1.43	831,544
Vesting of restricted shares units		910,974		-
Capital raising costs		-		(429,978)
Reclass of vested restricted share units share-based payments		-		2,568,377
Reclass of exercised options share-based payments		-		831,968
Expiry of options		-		126,073
Balance	December 31, 2025	12,213,935		60,145,100

(*) On January 30, 2024, the Company issued 1,416,354 pre-funded warrants at an offering price of $1.5499 under registered direct offering. One pre-funded warrant is exercisable to one ADS upon payment of the remaining $0.0001 per warrant. In addition, on January 30, 2024, in a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 1,998,386 ADS at an exercise price of $1.55 per ADS, expiring January 30, 2029.

(**) On February 3, 2025, the Company entered into an At-The-Market Sales Agreement (the “Sales Agreement”) with ThinkEquity LLC, as sales agent (the “Sales Agent”), pursuant to which the Company may offer and sell, from time to time through the Sales Agent ADSs, having an aggregate offering price of up to $10 million.

As of December 31, 2025, the Company sold 1,842,560 ADSs under the Sales Agreement, at an average sales price of $5.26, for gross proceeds of $9,999,180, net of sales cash commission of $299,976.

(***) On November 1, 2022, the Company entered investor relations service agreement (“IR Agreement”) pursuant to which part of the compensation was to be paid as equity. On February 4, 2025 (the “Approval Date”), in connection with the IR Agreement’s compensation terms, the board of directors of the Company approved the issuance of 11,000,000 ordinary shares, representing 40,000 ADSs, representing a total value of $100,000 based on the closing share price of the Company’s ADSs on the Approval Date of $2.50 per ADS.

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

Transition from ADS to listed Ordinary share

On August 25, 2022, the Company completed its Nasdaq listing via issuance of ADSs (American Depository Shares) with one ADS represents 275 ordinary shares in the Company. On December 5, 2025, the Company executed a 1-for-275 reverse share split of its ordinary shares followed by cancellation of the Company’s ADSs and distribution of the Company’s ordinary shares underlying the ADSs to holders of the ADSs. Each holder of one ADS received one ordinary share of the Company. The Company’s ordinary shares were listed and commence trading on the Nasdaq Capital Market under the Company’s existing ticker symbol “MOB” on December 8, 2025.

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

Note 21. Equity - issued capital (continued)

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

During 2025, 106,900 pre-funded warrants were exercised into ADS for a total of $534,500, and 4,670 representative warrants were exercised into ADS for a total of $24,097.

The tradable pre-funded warrant and representative warrant are referred herein together as “August 2022 Warrants”. The August 2022 Warrants represent financial liabilities at fair value through profit or loss.

The following assumptions were based on observable market conditions that existed on December 31, 2025 and 2024:

Assumption	At December 31, 2025		At December 31, 2024
Value methodology	Level 1	Level 1	Level 1	Level 1
Historical volatility	-	-	-	-
Exercise price	$5.0	$5.16	$5.0	$5.16
Share price	$3.220	$3.220	$0.800	$0.800
Risk-free interest rate	-	-	-	-
Dividend yield	-	-	-	-
Fair value per warrant	$3.220	$3.220	$0.800	$0.800

Note 21. Equity - issued capital (continued)

For the years ended December 31, 2025, 2024 and 2023, the Company recorded fair value losses, net of $6,823,879, $1,269,276 and $330,209, respectively. Fair value gains (losses), net, recorded under the statement of comprehensive loss as a result of the change in the fair value of August 2022 Warrants.

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

During 2025, 1,141,935 private placement warrants were exercised for a total of $1,769,999, and 95,161 placement agent warrants were exercised for a total of $147,500.

The pre-funded warrant, private placement warrants, and placement agent warrant are referred herein together as “January 2024 Warrants”. The January 2024 Warrants represent financial liabilities at fair value through profit or loss.

Note 21. Equity - issued capital (continued)

The following assumptions were based on observable market conditions that existed on December 31, 2025 and 2024:

Assumption	At December 31, 2025		At December 31, 2024
Value methodology	Pre-funded Level 2	Regular Level 2	Pre-funded Level 2	Regular Level 2
Historical volatility	-	-	92%	92%
Exercise price	-	-	$0.000	$1.550
Share price	-	-	$3.810	$3.810
Risk-free interest rate	-	-	4.4%	4.4%
Dividend yield	-	-	0%	0%
Fair value per warrant	-	-	$3.810	$2.260

For the years ended December 31, 2025, and 2024, the Company recorded fair value loss, net of nil and $2,982,480, respectively. Fair value gains (losses), net, recorded under the statement of comprehensive loss as a result of the change in the fair value of January 2024 Warrants.

Note 21. Equity - issued capital (continued)

A summary of changes in August 2022 Warrants and January 2024 Warrants issued by the Company during the years ended December 31, 2025, and 2024 is as follows:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Balance as of January 1, 2024	$1,075,808	-	-	$1,075,808
Warrants issued during the period	-	2,945,971	-	2,945,971
Transfer upon exercise	-	(3,132,614)	-	(3,132,614)
Fair value loss recognized in consolidated statement of profit or loss and other comprehensive income	1,269,276	2,982,480	-	4,251,756
Warrant liability as of December 31, 2024	$2,345,084	$2,795,837	-	$5,140,921
Transfer upon exercise	(89,256)	(2,795,837)	-	(2,885,093)
Fair value loss recognized in consolidated statement of profit or loss and other comprehensive income	6,823,879	-	-	6,823,879
Warrant liability as of December 31, 2025	$9,079,707	-	-	$9,079,707

Refer to notes 2 and 24 for further information on financial instruments.

Note 22. Equity - reserves

	Consolidated
	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2023
	$	$	$

Foreign currency reserve	(1,282,121)	(2,162,530)	(2,054,228)
Re-measurements of defined benefit plans reserve	(75,084)	(72,826)	(90,686)

	(1,357,205)	(2,235,356)	(2,144,914)

Note 22. Equity – reserves (continued)

Foreign currency reserve

The reserve is used to recognise exchange differences arising from the translation of the financial statements of foreign operations to US dollars.

Re-measurements of defined benefit plans reserves

The reserve is used for remeasurements comprising actuarial gains and losses on the net defined benefit liability.

Movements in reserves

Movements in each class of reserve during the current and previous financial year are set out below:

	Re- measurement of defined benefit plans	Foreign currency
	reserve	reserve	Total
Consolidated	$	$	$

Balance at January 1, 2023	(96,953)	(1,632,532)	(1,729,485)
Re-measurement of defined benefit plans	6,267	-	6,267
Re-allocation between accumulated losses and foreign currency reserve	-	(332,597)	(332,597)
Translation adjustment due to change in presentation currency	-	(89,099)	(89,099)

Balance at December 31, 2023	(90,686)	(2,054,228)	(2,144,914)
Re-measurement of defined benefit plans	17,860	-	17,860
Re-allocation between accumulated losses and foreign currency reserve	-	(108,302)	(108,302)

Balance at December 31, 2024	(72,826)	(2,162,530)	(2,235,356)
Re-measurement of defined benefit plans	(2,258)	-	(2,258)
Re-allocation between accumulated losses and foreign currency reserve	-	880,409	880,409

Balance at December 31, 2025	(75,084)	(1,282,121)	(1,357,205)

Note 23. Equity - dividends

There were no dividends paid, recommended or declared during the years ended December 31, 2025, 2024 and 2023.

Note 24. Equity - share-based compensation and share-based payment reserve

The Company has adopted a share incentive plan (the “Plan”) under which it is authorized to grant options and restricted share units to officers, directors, employees and consultants. The options expiration and vesting schedule are as determined by the Board of Directors.

Restricted Share Units (“RSUs”)

On February 15, 2025, the Company issued 130,000 RSUs to employees and directors of the Company.

The RSUs have no exercise price and no expiry date. The RSUs vests over a period of 3 years from date of grant.

On June 26, 2025, the Company issued 904,308 RSUs to directors of the Company. The RSUs have no exercise price and no expiry date. 452,154 RSUs vests on August 31, 2025. 452,154 RSUs vests over multiple vesting events till December 31, 2025.

On December 1, 2025, the Company issued 760,000 RSUs to employees and directors of the Company. The RSUs have no exercise price and no expiry date. 720,000 RSUs vests quarterly over a period of 18 months starting January 1, 2026. 20,000 RSUs vests quarterly over a period of 3 years starting August 1, 2026. 20,000 RSUs vests over a period of 3 years.

The Company recognized share-based compensation expense of $ 3,864,312 for the year ended December 31, 2025 (2024 and 2023: nil) in relation to the vesting of RSUs.

A summary of changes in RSUs options for the years ended December 31, 2025, is presented below:

Number of RSUs outstanding
Balance, January 1, 2025	-
Granted	1,794,308
Vested	(910,974)
Balance, December 31, 2025	883,334

Note 24. Equity - share-based compensation and share-based payment reserve (continued)

Employee Incentive Options

A summary of changes in stock options for the years ended December 31, 2025, 2024 and 2023 is presented below:

	Number of options outstanding	Weighted average exercise price		Weighted average exercise price
Balance, January 1, 2023	107,688	AUD$	24.32	$
Granted (i)	930,363		2.20
Expired (ii)	(10,981)		33.34
Forfeited (iii)	(12,818)		7.84
Balance, December 31, 2023	1,014,252	AUS$	4.14	$
Expired (iv)	(3,272)		19.55
Forfeited (v)	(19,545)		5.42
Balance, December 31, 2024	991,435		4.06
Granted (vi)	1,564,544		7.94		5.12
Exercised (vii)	(583,376)		2.2		1.43
Expired (viii)	(28,063)		28.97		18.66
Forfeited (ix)	(37,272)		2.13		1.37
Balance, December 31, 2025	1,907,268	AUD$	7.49		$4.82

Note 24. Equity - share-based compensation and share-based payment reserve (continued)

i.	During the year ended December 31, 2023:

a.	On May 31, 2023, the Company issued 763,636 options to directors of the Company, which vest over three years (33.33% of the options 1 year after grant date; 66.66% remain in equally quarterly over the 2nd & 3rd years after date of grant). The total fair value of the options was $1,119,708. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - 1.61; exercise price - $1.43; expected life - 10 year; annualized volatility 86.6%; dividend yield - 0%; risk free rate - 0.0355%.

b.	On August 3, 2023, the Company issued 166,727 options to employees and consultants of the Company. 84,909 options are vested after 3 years, and 81,818 options are vested after 4 years. The total fair value of the options was $334,940. The fair value was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: share price - $2.14; exercise price - $1.43; expected life - 5 year; annualized volatility 128.89%; dividend yield - 0%; risk free rate - 0.0378%.

ii.	During the year ended December 31, 2023, 10,981 options with a fair value of $148,007 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iii.	During the year ended December 31, 2023, 12,818 options were forfeited with a total fair value of $20,291 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

iv.	During the year ended December 31, 2024, 3,272 options with a fair value of $26,432 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

v.	During the year ended December 31, 2024, 19,545 options were forfeited with a total fair value of $30,777 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

vi.	During the year ended December 31, 2025:

a.	On February 15, 2025, the Company issued 244,545 options to employees, directors and consultants of the Company. 123,636 options vest over a period of 3 years from vesting start dates. 139,091 options vests over a period of 4 years from vesting start dates. The total fair value of the options was $570,279. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – $2.75; exercise price – $1.375; expected life - 5 years; annualized volatility – 117.4%; dividend yield - 0%; risk free rate – 3.97%.

b.	On August 21, 2025, the Company issued 40,000 options to employees of the Company, vest over a period of 4 years from vesting start dates. The total fair value of the options was $150,040. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – $ 4.34; exercise price – $ 2.98; expected life - 5 years; annualized volatility – 119.6%; dividend yield - 0%; risk free rate – 3.59%.

Note 24. Equity - share-based compensation and share-based payment reserve (continued)

c.	On December 1, 2025, the Company issued 1,279,999 options to employees, directors and consultants of the Company. 1,080,000 options vest over a period of 18 months from vesting start date. 140,000 options vest over a period of 3 years from vesting start dates. 59,999 options vest over a period of 4 years from vesting start dates. The total fair value of the options was $2,397,977. The fair value was estimated using the Black-Scholes option pricing model with the following assumptions: share price – $5.90; exercise price – $5.90; expected life - 5 years; annualized volatility – 119.1%; dividend yield - 0%; risk free rate – 4.08%.

vii.	During the year ended December 31, 2025, 583,376 options were exercised for a total value of $831,511. Weighted average exercise price per option was $1.43.

viii.	During the year ended December 31, 2025, 28,063 options with a fair value of $262,890 expired and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit.

ix.	During the year ended December 31, 2025, 37,272 options were forfeited with a total fair value of $9,298 and the Company recorded a charge to the share-based payment reserve with a corresponding credit to accumulated deficit

x.	The Company recognized share-based compensation expense of $1,996,664 for the year ended December 31, 2025 (2024: $610,395, 2023: $610,303) in relation to the vesting options issued in previous years.

xi.	As of December 31, 2025, stock options were outstanding for the purchase of common shares as follows:

Number of Options	Exercise Price		Exercisable At December 31,2025	Expiry Date
2,233	AUD$	33.00	2,233	October 20, 2026
41,818	AUD$	22.00	41,818	July 8, 2026
1,454	AUD$	22.00	1,454	April 13, 2027
2,086	AUD	19.25	2,086	April 13, 2027
11,782	AUD	13.75	11,782	April 13, 2027
240,134	AUD	2.20	112,861	May 31, 2033
81,580	AUD	2.20	42,671	August 3, 2028
206,182	AUD	2.12	19,818	February 14, 2030
40,000	AUD	4.63	-	August 21, 2030
1,279,999	AUD	9.16	15,000	November 30, 2030
1,907,268			249,723

As of December 31, 2025, options outstanding have a weighted average remaining contractual life of 4.91 years (December 31, 2024 – 7.13 years).

Note 24. Equity - share-based compensation and share-based payment reserve (continued)

Accounting policy for share-based payments

Equity-settled share-based compensation benefits are provided to employees.

Equity-settled transactions are awards of shares, restricted shares units or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions is measured at fair value on grant date. Options fair value is independently determined using the Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Company receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

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

The carrying amount of the Company’s foreign currency denominated financial assets and financial liabilities at the reporting date were as follows (holdings are shown in $ equivalents):

	Assets		Liabilities
	2025	2024	2025	2024
Consolidated	$	$	$	$

Israeli New Shekel	2,180,756	1,869,176	2,251,793	896,730
Euros	68,625	11,519	-	557
AUD	-	57	4,050,440	4,673,480
	2,249,381	1,880,752	6,302,233	5,570,767

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

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2025	$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	255,983	-	-	-	255,983
Other payables	1,903,613	-	-	-	1,903,613
Government liabilities	-	-	-	1,424	1,424
Total non-derivatives	2,159,596	-	-	1,424	2,161,020

	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Remaining contractual maturities
Consolidated - 2024	$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	274,380	-	-	-	274,380
Other payables	959,274	-	-	-	959,274
Government liabilities	-	-	-	12,468	12,468
Total non-derivatives	1,233,654	-	-	12,468	1,246,122

The cash flows in the maturity analysis above are not expected to occur significantly earlier than contractually disclosed above.

Fair value of financial instruments

Unless otherwise stated, the carrying amounts of financial instruments reflect their fair value. Refer to note 2 for further information on Fair value of financial instruments.

Note 26. Key management personnel disclosures

Compensation

The aggregate compensation made to directors and other members of key management personnel of the Company is set out below:

	Consolidated
	2025	2024
	$	$

Short-term employee benefits	827,143	753,773
Post-employment benefits	126,630	115,250
Share-based payments	5,367,828	451,542
	6,321,601	1,320,565

Note 27. Commitments

There were no commitments for the current or previous financial year.

Note 28. Related party transactions

Key management personnel

Disclosures relating to key management personnel are set out in note 25.

Receivable from and payable to related parties

The following balances are outstanding at the reporting date in relation to transactions with related parties:

	Consolidated
	As of December 31,	As of December 31,
	2025	2024
	$	$
Current payables:
Payables to related parties	440,348	160,676	*

Non-current payables:
Payables to related parties	61,466	58,518	*

* Reclassed

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates.

Note 29. Interests in subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiary in accordance with the accounting policy described in note 2:

		Ownership interest
Name	Principal place of business / Country of incorporation	2025%	2024%

Mobilicom Ltd (“Mobilicom Israel”)	Israel	100.00%	100.00%
Mobilicom Inc	United States	100.00%	100.00%

Note 30. Reconciliation of loss after income tax to net cash used in operating activities

	Consolidated
	2025	2024	2023
	$	$	$

Loss after income tax expense for the year	(23,724,950)	(8,010,358)	(4,565,754)

Adjustments for:
Depreciation and amortisation	248,980	245,859 *	273,174 *
Share-based payments	5,860,976	610,395	610,303
Net loss on fair value movement of warrants	6,823,879	4,251,756	330,209
Loss on fair value changes for exercised warrants	6,219,517	-	-
Foreign exchange differences	956,353	(221,499)*	(436,667)*
Lease interest	9,296	27,052	14,734

Change in operating assets and liabilities:
Decrease (increase) in trade and other receivables	601,175	28,353	(414,838)
Decrease (increase) in inventories	152,837	41,897	(365,039)
Increase (decrease) in trade and other payables	925,943	(186,365)	327,053
Increase (decrease) in employee benefits	33,530	(1,547)	63,812
Increase (decrease) in Government liabilities	(11,044)	7,908	426
Net cash used in operating activities	(1,903,508)	(3,206,549)	(4,162,587)

*	Reclassed

Note 31. Earnings (loss) per share

	Consolidated
	2025	2024	2023
	$	$	$

Loss after income tax attributable to the owners of the Company	(23,724,950)	(8,010,358)	(4,565,754)

	Number	Number		Number

Weighted average number of ordinary shares used in calculating basic earnings (loss) per share	8,850,959	6,076,046	*	4,829,644	*

Weighted average number of ordinary shares used in calculating diluted earnings (loss) per share	8,850,959	6,076,046	*	4,829,644	*

	$ Cents	$ Cents		$ Cents

Basic earnings (loss) per share	(2.68)	(1.32	)*	(0.95	)*
Diluted earnings (loss) per share	(2.68)	(1.32	)*	(0.95	)*

*	Restated

The rights to options held by option holders have not been included in the weighted average number of ordinary shares for the purposes of calculating diluted EPS as they do not meet the requirements for inclusion in IAS 133 “Earnings per Share”. The rights to options are non-dilutive as the company is loss generating.

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